Form 10-K/A, Exhibit 13
period 2001-12-31
CHICAGO MERCANTILE EXCHANGE HOLDINGS INC
filed 2002-09-26
CIK 1156375

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

27 — CME Holdings 2001 Annual Report

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

        Net operating results for 1998 through 2000 were adversely affected by the limited partners' interest in the earnings of PMT. Prior to our demutualization, PMT owned all rights to electronic trading of our products, received the revenue generated from electronic trading and was charged for our services to support electronic trading. The limited partners were entitled to a portion of the income of PMT, thus reducing net income to us. We purchased PMT's net assets as part of our demutualization. As a result, there has been no reduction in our earnings for the limited partners' interests since that date.

Revenues

Over the past five years, our net revenues have grown from $177.6 million in 1997 to $387.2 million in 2001. Our revenues consist of clearing and transaction fees; quotation data fees; communication fees; investment income, including securities lending activities; and other revenue. The revenues derived from clearing and transaction fees, which represent 75.5% of revenues in 2001, are determined by three factors: volume, rates and the mix of trades.

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

28 — CME Holdings 2001 Annual Report

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

        Investment income represents earnings from our general investment portfolio, as well as income generated by the short-term investment of clearing firms' cash performance bonds and security deposits. Investment income has fluctuated with operating results. Investment income also is affected by changes in the levels of cash performance bonds deposited by clearing firms, which in turn is a function of the type of collateral used to meet performance bond requirements, the number of open positions held by clearing firms and volatility in our markets. As a result, the amount of cash deposited by clearing firms

29 — CME Holdings 2001 Annual Report

is subject to significant fluctuation. For example, cash performance bonds and security deposits totaled $855.2 million at December 31, 2001, compared to $156.0 million at December 31, 2000.

        Beginning late in the second quarter of 2001, we entered into securities lending transactions utilizing a portion of the securities that clearing firms deposited to satisfy their proprietary performance bond requirements. Securities lending interest income is presented separately in the consolidated statements of income. Substantial interest expense is incurred as part of this securities lending activity and is presented as a deduction from total revenues to arrive at net revenues.

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

        Other revenue is composed of fees for trade order routing and various services to members, as well as fees for administering our Interest Earning Facilities. We offer clearing firms the opportunity to invest cash performance bonds in an Interest Earning Facility (IEF®). These clearing firms receive interest income, and we receive a fee based on total funds on deposit. Other revenue also includes trading revenue generated by GFX, our wholly owned subsidiary that trades in foreign exchange futures contracts to enhance liquidity in our markets for these products.

        A substantial portion of our clearing and transaction fees, telecommunications fees and various service charges included in other revenue, are billed to the clearing firms of the exchange. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of the customers of the various clearing firms. There are currently approximately 60 clearing firms. Should a clearing firm withdraw from CME, we believe the customer portion of that firm's trading activity would most likely transfer to another clearing firm. Therefore, we do not believe that the exchange is exposed to significant risk from the loss of revenue received from any particular clearing firm.

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

        Stock-based compensation is the expense for stock options and restricted stock grants. The most significant portion of this expense relates to our CEO's stock option, granted in February 2000 for 5% of all classes of our outstanding common stock. For accounting purposes, the option was treated as a stock appreciation right prior to our demutualization. Since the date of demutualization, variable accounting treatment has been required for this option. As a result, this expense now increases or decreases based on changes in the value of the Class A shares and the trading rights on our exchange, which are associated with our Class B shares. Currently, there is no independent established trading market for our Class A shares. Since demutualization, shares of Class A common stock can only be sold as part of a bundle with the Class B share and the associated trading right. Therefore, the value of the Class A shares is imputed based on the recent transactions in the bundle and transactions involving

30 — CME Holdings 2001 Annual Report

the trading rights only. The expense related to our CEO's options was $16.6 million for the year ended December 31, 2001. In the second quarter of 2001, restricted stock grants were awarded to certain employees and fixed accounting treatment was adopted for these grants. The portion of stock-based compensation expense related to stock grants awarded to employees was $1.0 million for the year ended December 31, 2001.

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

        Other expense consists primarily of travel, staff training, fees incurred in providing product delivery services to customers, stipends for the Board of Directors, interest for equipment purchased under capital leases, meals and entertainment, fees for our credit facility and various state and local taxes. Other expense fluctuates, in part, due to changes in demand for our product delivery services and decisions regarding the manner in which to purchase capital equipment. Certain expenses, such as those for travel and entertainment, are more discretionary in nature and can fluctuate from year to year as a result of management decisions.

31 — CME Holdings 2001 Annual Report

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

Results of Operations for the Twelve Months Ended December 31, 2001 and 2000

Overview

Our operations for the year ended December 31, 2001 resulted in net income of $68.3 million compared to a net loss of $5.9 million for the year ended December 31, 2000. Our improved operating results were driven by a $170.0 million, or 75.1%, increase in total revenues. Net revenues increased $160.6 million, or 70.9%. This increase in revenues was partially offset by a $38.2 million, or 16.3%, increase in expenses in 2001 when compared to 2000. Excluding stock-based compensation, which represented a non-cash expense of $17.6 million, our net income for 2001 would have been $78.8 million compared to a loss of $5.3 million for 2000.

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

Revenues

Total revenues increased $170.0 million, or 75.1%, from $226.6 million for 2000 to $396.6 million for 2001. Net revenues increased $160.6 million, or 70.9%, from 2000 to 2001. The increase in revenues is attributable primarily to a 78.9% increase in average daily trading volume in 2001, establishing an exchange record and making our exchange the largest futures exchange in the United States, based on

32 — CME Holdings 2001 Annual Report

annual trading volume, for the first time. In 2001, we also experienced record levels of electronic trading that resulted in average daily GLOBEX volume of 326,274 contracts, representing 19.9% of our trading volume and an increase of 138.3% compared to 2000. These increased volume levels resulted from uncertainty over interest rates and volatility in U.S. stocks, a diverse product offering, our new open access policy for GLOBEX and volume discounts available to customers using our markets to manage their financial risk. Finally, a new pricing framework announced in December 2000 that took effect in the first quarter of 2001 resulted in additional revenue.

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

        The following table shows the average daily trading volume in our four product areas and the portion that was traded electronically through the GLOBEX platform:

Product Area	2001	2000	Percentage Increase
Interest rate	1,091,846	550,810	98.2%
Equity	425,149	258,120	64.7
Foreign exchange	89,290	76,615	16.5
Commodity	34,003	31,575	7.7

Total Volume	1,640,288	917,120	78.9

GLOBEX Volume	326,274	136,928	138.3
GLOBEX Volume as a Percent of Total Volume	19.9%	14.9%

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

33 — CME Holdings 2001 Annual Report

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

Other Revenue.    Other revenue increased $4.4 million, or 41.7%, from $10.5 million in 2000 to $14.9 million in 2001. The majority of this increase, or $2.3 million, is attributable to increased fees associated with managing our Interest Earning Facility program. Fees earned are directly related to amounts deposited in each IEF. In addition, the comprehensive pricing changes implemented in the first quarter of 2001 resulted in additional revenue from floor access charges, booth rental on our trading floors and order routing services. Finally, sales of our SPAN software increased by $0.3 million in 2001 compared to 2000. Partially offsetting these increases was a $0.6 million decrease in the trading revenue generated by GFX and our share of the net loss of OneChicago, LLC, the joint venture established in August 2001 for the trading of single stock futures.

Expenses

Total operating expenses increased $38.2 million, or 16.3%, from $234.6 million in 2000 to $272.8 million in 2001. This increase was attributed primarily to the increase in non-cash stock-based compensation, as well as salaries and benefits. Excluding the increase resulting from stock-based compensation, expenses increased $21.5 million, or 9.2% from 2000 to 2001.

Salaries and Benefits Expense.    Salaries and benefits expense increased $11.1 million, or 11.9%, from $94.1 million in 2000 to $105.2 million in 2001. Included in this expense in 2000 were $4.3 million of one-time expenses relating to the restructuring of management that included a sign-on bonus for our new President and CEO hired in February 2000 and expenses related to severance payments to departing executives with employment contracts. Excluding these one-time charges, salaries and benefits increased $15.5 million, or 17.3%, in 2001, as a result of an increase in overall compensation levels and employee bonus expense, coupled with related increases in pension expense, employment taxes and employee benefits costs. The number of employees increased 7.1% from year-end 2000 to year-end 2001. These increases were compounded by a reduction in the number of technology staff utilized for internally developed software initiatives in 2001 when compared to 2000. As a result, more employee- related costs were expensed, rather than being capitalized as part of the development of internal use software.

Stock-Based Compensation Expense.    Stock-based compensation, a non-cash expense, increased $16.6 million, from $1.0 million in 2000 to $17.6 million in 2001. This increase was primarily the result

34 — CME Holdings 2001 Annual Report

of the increase in value of the trading rights on our exchange associated with the Class B shares included in the stock option granted to our CEO in 2000 and vesting that occurs with the passage of time. Prior to our demutualization in November 2000, the expense relating to this option was recognized as a stock appreciation right using variable accounting as prescribed under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related pronouncements. Since the date of demutualization, variable accounting has been required for this option. This option represented $16.6 million of our stock-based compensation expense in 2001.

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

Other Expense.    Other expense decreased $1.4 million, or 9.3%, from $16.1 million in 2000 to $14.7 million in 2001. This decrease was due primarily to a $2.7 million write-off of previously capitalized software development costs during 2000. It was determined that the software would not be utilized as intended. A similar write-off of $0.3 million occurred in 2001. Other factors affecting these expenses in 2001 included a reduction in travel and entertainment when compared to 2000, offset by the expense associated with the settlement of certain litigation in 2001.

        During 2000, the limited partners' interest in the earnings of PMT was $1.2 million. We purchased the net assets of PMT on November 13, 2000 as part of our demutualization. Therefore, there was no

35 — CME Holdings 2001 Annual Report

reduction in earnings during 2001 as a result of the sharing of profits with the limited partners of this entity.

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

        The following table shows the average daily trading volume in our four product areas and the portion that was traded electronically through the GLOBEX platform:

Product Area	2000	1999	Percentage Increase/ (Decrease)
Interest rate	550,810	475,023	16.0%
Equity	258,120	189,984	35.9
Foreign exchange	76,615	94,747	(19.1)
Commodity	31,575	33,671	(6.2)

Total Volume	917,120	793,425	15.6

GLOBEX Volume	136,928	63,782	114.7
GLOBEX Volume as a Percent of Total Volume	14.9%	8.0%

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

36 — CME Holdings 2001 Annual Report

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

Other Revenue.    Other revenue increased $2.4 million, or 29.3%, from $8.1 million in 1999 to $10.5 million in 2000. Trading gains of GFX increased by $2.0 million in 2000 compared to 1999, and there was an increase in fees generated as a result of our Interest Earning Facility program. Partially offsetting these increases was a decline in consulting revenue generated for work completed by us for ParisBourseSBFSA. Since this consulting arrangement was concluded in 1999, there was no similar revenue in 2000.

Expenses

Total operating expenses increased $30.6 million, or 15.0%, from $204.0 million in 1999 to $234.6 million in 2000. Excluding approximately $9.8 million of one-time expenses in 2000, the increase was $20.8 million, or 10.2%. Technology-related expenses of $100.1 million increased $23.2 million, as we continued to invest in trading and clearing systems. In electronic trading, we made significant capacity and performance enhancements to GLOBEX to support our new open access policy approved in 2000. We continued to upgrade our clearing technology and made advances in furthering alliances with other exchanges. Clearing infrastructure enhancements enabled us to launch the world's first cross-border, cross-margining program with the London Clearing House. Other enhancements included an upgraded real-time mutual offset system with Singapore Exchange Derivatives Trading Ltd. (SGX), improved asset management capabilities for exchange customers and a more flexible and streamlined clearing process. Seeking new growth opportunities by leveraging our established clearing house expertise, we explored opportunities in the e-business market in 2000 and incurred $0.9 million in related expenses.

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

Stock-based Compensation Expense.    Stock-based compensation expense of $1.0 million resulted from the expense relating to the stock option granted to our CEO in 2000. Variable accounting treatment was required for the option under APB Opinion 25, "Accounting for Stock Issued to Employees," as of the date of demutualization.

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

Other Expense.    Other expense increased $0.6 million, or 4.2%, from $15.5 million in 1999 to $16.1 million in 2000. The increase resulted from a $2.7 million write-off during the second quarter of 2000 of previously capitalized software development costs. It was determined that the software would not be utilized as intended. Partially offsetting this were decreases in travel and entertainment expenses as well as in various state and local taxes.

        The limited partners' interest in the earnings of PMT was $1.2 million for the period January 1, 2000 through November 13, 2000, the date of the sale of PMT's net assets to us as part of our demutualization, compared to $2.1 million in 1999. A decline in the operating results of PMT, and the corresponding decline in the limited partners' interest in the earnings of PMT in 2000, was due to higher operating costs associated with electronic trading. The fact that PMT operated for less than a full year also reduced its profits compared to 1999. The impact of these factors was partially offset by an increase in the net income of GFX in 2000, a portion of which was allocated to PMT.

Income Tax Provision

A benefit for income taxes of $3.3 million was recorded for the twelve months ended December 31, 2000 as a result of operating losses during this period. The effective income tax rate for the period was 36.1%. The benefit will be realized through a tax loss carryback to offset a prior year's taxable income.

38 — CME Holdings 2001 Annual Report

Liquidity and Capital Resources

Cash and cash equivalents totaled $69.1 million and $30.7 million at December 31, 2001 and 2000, respectively. The increase is due to two factors. The change resulted primarily from improved operating performance. In addition, at December 31, 2001, a larger portion of our marketable securities were held in short-term instruments, and considered to be a cash equivalent, when compared to December 31, 2000. The balance retained in cash and cash equivalents is a function of anticipated or possible short-term cash needs, prevailing interest rates and alternative investment choices.

        Other current assets readily convertible into cash include marketable securities as well as accounts receivable. When combined with cash and cash equivalents, these assets comprised 60.9% of our total assets, excluding investment of securities lending proceeds and cash performance bonds and security deposits, at December 31, 2001 compared to 45.9% at December 31, 2000. This improvement is a result of improved operating results that increased cash, receivables and marketable securities from year-end 2000 levels. Investment of securities lending proceeds, as well as cash performance bonds and security deposits, are excluded from total assets for purposes of this comparison as these assets vary significantly in amount and there are equal and offsetting current liabilities for these assets.

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

        For the year ended December 31, 2001, net cash used in investing activities was $78.2 million, compared to $13.0 million for 2000. As a result of our improved operating results in 2001, purchases of marketable securities that require the use of cash exceeded sales and maturities by $46.5 million. This is in contrast to 2000, when sales and maturities from our marketable securities that generated cash exceeded purchases by $16.4 million. In addition, in 2001, purchases of property increased $5.1 million when compared to 2000. In 2000, cash used in investing activities was increased by the $4.2 million payment to the limited partners of PMT to complete the purchase of PMT.

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

39 — CME Holdings 2001 Annual Report

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

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents interest rate risk relating to the marketable securities held by our exchange, as well as derivative trading risk associated with GFX. With respect to interest rate risk, a change in market interest rates would impact interest income from temporary cash investments, cash performance bonds and security deposits, variable rate marketable securities and new purchases of marketable securities. Changes in market interest rates also would have an effect on the fair value of marketable securities. GFX engages in the purchase and sale of our foreign exchange futures contracts to promote liquidity in our products and subsequently enters into offsetting transactions using futures contracts or spot foreign exchange transactions to limit market risk. Net position limits have been established for each trader. These position limits were increased in 2001 and at December 31, 2001, the aggregate notional value of the net position limits was $12.0 million.

Interest Rate Risk

Interest income from marketable securities, temporary cash investments and cash performance bonds and security deposits was $8.9 million in 2001. Realized and unrealized gains (losses) from our marketable securities totaled ($1.4) million, $0.6 million and $0.7 million in 1999, 2000 and 2001, respectively. For the year ended December 31, 2001, additional interest income of $10.7 million and interest expense of $9.5 million were generated by securities lending activities. At December 31, 2001, our marketable securities consisted primarily of U.S. government agency, corporate, state and municipal

40 — CME Holdings 2001 Annual Report

securities, including approximately $4.2 million in variable rate securities. Contractual maturities and interest coupon rates for fixed rate marketable securities at December 31, 2001 were as follows:

Year	Principal Amount	Average Interest Rate
	(in thousands)
2002	$7,270	6.8%
2003	11,555	4.9
2004	18,335	5.5
2005	21,681	5.1
2006	21,550	5.6
2007	4,815	5.4

Total	$85,206	5.4%

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

        With respect to securities lending, we have elected to present the interest expense associated with this activity as a reduction of total revenues and present net revenues in the consolidated statements of income. Due to the nature of securities lending transactions, a substantial amount of interest expense is incurred in relation to the total interest income from this activity. While generally accepted accounting principles require that interest income and interest expense be disclosed separately, we believe the income statement presentation adopted provides the best insight into our revenues and expenses.

        The accounting for stock-based compensation is complex, and under certain circumstances, accounting principles generally accepted in the United States allow for alternative methods. As permitted, we have elected to account for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 rather than the alternative fair value method prescribed in Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation." Variable accounting was required for the options granted to our CEO as a result of

41 — CME Holdings 2001 Annual Report

certain provisions of the option agreement. In addition, this option includes both Class A and Class B common stock. The expense related to this option has fluctuated based on the change in the value of our Class A shares and the underlying trading rights on our exchange associated with our Class B common stock. Since our demutualization, there has not been an independent trading market for our Class A shares, and shares of our Class A common stock can only be sold or acquired as part of a bundle with the trading rights for our exchange and the related Class B shares. Therefore, the value of the Class A shares at the end of each reporting period is imputed based on the recent prices for the bundle and recent prices relating to the trading rights only. Fixed accounting has been adopted for all other stock option and restricted stock grants. We have elected the accelerated method for recognizing the expense related to stock options. As a result of this election and the vesting provisions of our stock grants, a greater percentage of the total expense for all options is recognized in the first years of the vesting period than would be recorded if we elected the straight-line method.

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

42 — CME Holdings 2001 Annual Report

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

        Shares of Class A common stock of CME Holdings received in the merger are subject to temporary transfer restrictions that vary in length depending on the class. These transfer restrictions are described in detail in CME Holdings' proxy statement/prospectus relating to the merger and CME Holdings' Amended and Restated Certificate of Incorporation, both of which are on file with the Securities and Exchange Commission and can be obtained at its Web site at www.sec.gov. These documents also can be obtained by contacting our Shareholder Relations and Membership Services Department, 30 South Wacker Drive, Chicago, Illinois 60606-7499.

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

        The tables below show the range of high and low prices of the indicated shares from November 13, 2000 to December 31, 2001 (source: CME records). Due to the absence of an independent established public trading market for CME Class A shares and CME Holdings' Class A shares, and the limited number and disparity of bids made for various shares in the time periods shown, bid prices for shares tend to be unrepresentative of the sale prices realized upon the sale of shares. Past sale prices may not be indicative of future sale prices. All share information prior to December 3, 2001 relates to shares of CME before the completion of our reorganization into a holding

73 — CME Holdings 2001 Annual Report

company structure. Since December 3, 2001, shares of CME Holdings Class A common stock could only be sold as part of a bundle with a membership interest in CME and the related Class B share.

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

As of December 27, 2001, there were approximately 2,196 holders of CME Holdings' Class A, A-1, A-2, A-3 and A-4 shares and 512, 686, 1,043 and 364 holders of the Class B-1, B-2, B-3 and B-4 shares, respectively. CME Holdings has not paid any dividends on its common stock. We intend to retain our future earnings, if any, for use in the operation and expansion of our business. Any future dividends will be at the discretion of our Board of Directors.

74 — CME Holdings 2001 Annual Report