Form 10-K, Exhibit 13
period 2002-12-31
CHICAGO MERCANTILE EXCHANGE HOLDINGS INC
filed 2003-03-21
CIK 1156375

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

SELECTED FINANCIAL DATA

        The following selected income statement and balance sheet data for the years 1998 through 2002 was derived from the consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. and subsidiaries and should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein.

	FOR YEAR ENDED OR AT DECEMBER 31
(in thousands, except per share data)	2002	2001 (restated)	2000 (restated)	1999	1998
Income Statement Data:
Net revenues[1]	$453,177	$387,153	$226,552	$210,602	$197,165
Operating expenses[2]	298,948	261,387	241,814	203,958	182,972
Limited partners' interest in earnings of PMT Limited Partnership	—	—	(1,165)	(2,126)	(2,849)
Net income (loss)[2]	94,067	75,108	(10,496)	2,663	7,029
Earnings (loss) per share:[2,3]
Basic	$3.24	$2.61	$(0.36)	$0.09	$0.24
Diluted	3.13	2.57	—	0.09	0.24
Balance Sheet Data:
Shareholders' equity[2]	$446,139	$248,366	$166,262	$168,663	$166,897
Total assets[2]	3,355,016	2,066,878	384,035	303,467	295,090
Other Data:
Total trading volume (round turn trades)	558,448	411,712	231,110	200,737	226,619
GLOBEX volume (round turn trades)	197,975	81,895	34,506	16,135	9,744
Open interest at year-end (contracts)	18,792	15,039	8,021	6,412	7,282

For the years ended December 31, 2002 and 2001, revenues are net of securities lending interest expense. Securities lending transactions began in June 2001.

Income statement and balance sheet data for 2001 and 2000 have been restated to reflect the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation." As previously reported, net income (loss) was $68.3 million and ($5.9) for 2001 and 2000, respectively. Basic and diluted earnings per share were $2.37 and $2.33, respectively, for 2001, and the basic loss per share was $0.21 for 2000.

Earnings per share are presented as if common stock issued on December 3, 2001 as part of our reorganization into a holding company structure had been outstanding for all periods presented. For 2000, diluted loss per share is not presented, since shares issuable for stock options would have an anti-dilutive effect.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Corporate Structure

        We are the largest futures exchange in the United States and the second largest in the world for the trading of futures and options on futures, as measured by 2002 annual trading volume. Our international marketplace brings together buyers and sellers on our trading floors, as well as through our GLOBEX electronic trading platform and privately negotiated transactions. We offer market participants the opportunity to trade futures contracts and options on futures primarily in four product areas: interest rates, stock indexes, foreign exchange and commodities.

        Our exchange was organized in 1898 as a not-for-profit membership organization. On November 13, 2000, we became the first U.S. financial exchange to become a for-profit corporation by converting membership interests into shares of common stock. As a result of our conversion into a for-profit corporation, individuals and entities who, at the time, owned trading privileges on our exchange became the owners of all of the outstanding equity of CME. As part of our demutualization, we also purchased all of the assets and liabilities of P-M-T Limited Partnership, or PMT, an Illinois limited partnership that operated the GLOBEX electronic trading platform.

        On December 3, 2001, we completed our reorganization into a holding company structure. As a result of the reorganization, CME became a wholly owned subsidiary of CME Holdings. In our reorganization, CME shareholders exchanged their shares for shares of CME Holdings. After the reorganization, these shareholders owned the same percentage of CME Holdings common stock that they previously owned of CME common stock. CME shareholders retained their memberships and trading privileges in CME. Prior to the reorganization, CME Holdings had no significant assets or liabilities. Our financial statements have been prepared as if the holding company structure had been in place for all periods presented.

        On December 11, 2002, CME Holdings completed the initial public offering of its Class A common stock. CME Holdings' Class A common stock is now listed on the New York Stock Exchange under the ticker symbol "CME." All 5,463,730 shares of Class A common stock, including an aggregate of 712,660 shares of Class A common stock covered by an over-allotment option granted by CME Holdings to the underwriters, were sold at a price to the public of $35.00 per share. Of the 5,463,730 shares sold in the offering, 3,712,660 shares were sold by CME Holdings and 1,751,070 shares were sold by selling shareholders. The net proceeds to CME Holdings from the offering were approximately $117.5 million, after deducting underwriting discounts and commissions paid to the underwriters and other expenses incurred in connection with the offering. CME Holdings did not receive any proceeds from the sale of shares by the selling shareholders.

        As a not-for-profit membership organization, our business strategy and fee structure were designed to offer profit opportunities for our members and to limit our profits beyond that necessary to provide for sufficient working capital and infrastructure investment. Membership provided individuals and clearing firms with exclusive direct access to our markets, allowing them to profit from proprietary trading and customer execution. We provided some infrastructure services at a significant discount or as a membership benefit and, on occasion, offered fee holidays or fee rebates. For example, in 1998 we paid a rebate of $17.6 million to our clearing firms and member brokers, which had a negative impact on our profitability, as did other fee reductions implemented prior to our demutualization. As a result, our financial results for periods prior to our demutualization may not be indicative of such results in subsequent periods. Consequently, comparisons of periods before and after demutualization may not be meaningful.

        In conjunction with our demutualization and corporate reorganization, we adopted a for-profit business strategy that has been integrated into our operations. As part of this integration process, we have examined and will continue to examine the fees we charge for our products in order to increase revenues and profitability, provide incentives for members and non-members to use our markets and enhance the liquidity of our markets. To enhance trading volume and promote new products, we offer discounts, some of which may be significant, to our members and non-members to use our markets. In the fourth quarter of 2000 and first quarter of 2001, we implemented changes to our fee structure. These changes included: increasing clearing fees for some products; increasing the daily maximum on GLOBEX fees for our E-mini™ products; implementing fees for order routing, delivery of agricultural products and a surcharge for trades executed by one firm and cleared by another clearing firm ("give-ups"); increasing fees for access to our trading floor by members and their employees; increasing fees for the use of certain facilities on our trading floor; reducing GLOBEX fees for interest rate products; and implementing reduced clearing fees for customers achieving certain volume levels in our interest rate products. In addition, we increased the number of GLOBEX access choices, altered the pricing for existing GLOBEX access choices, changed the type of market data offered through our non-professional service offering and increased the price of our professional market data service offering. In contrast to the fee rebates and other fee reductions implemented prior to our demutualization, this new approach to fees has had a significant positive impact on our revenues and profitability. In addition, we maintained a focus on expense discipline and specifically focused expenditures on projects designed to enhance our profitability. The net impact of these factors contributed to the growth in our net income from $7.0 million in 1998 to $94.1 million in 2002.

Overview

        As the largest futures exchange in the United States, our revenue is derived primarily from the clearing and transaction fees we assess on each contract traded through our trading venues or using our clearing house. As a result, revenues fluctuate significantly with volume changes, and thus our profitability is tied directly to the trading volume generated. Clearing and transaction fees are assessed based on the product traded, the membership status of the individual executing the trade and whether the trade is completed on our trading floor, through our GLOBEX electronic trading platform or as a privately negotiated transaction. In addition to clearing and transaction fees, revenues include quotation data fees, GLOBEX access fees, communication fees, investment income, including securities lending activities, and other revenue. Our securities lending activities generate interest income and related interest expense. We present securities lending interest expense as a reduction of total revenues on our consolidated statements of income to arrive at net revenues.

        Net revenues increased from $197.2 million in 1998 to $453.2 million in 2002. As a result of the increase in trading volume during this time period and the fee changes implemented primarily as a result of our demutualization, the percentage of our revenues derived from clearing and transaction fees increased and represented 78.6% of our net revenues in 2002, compared to 64.2% in 1998.

        While volume has a significant impact on our clearing and transaction fees revenue, there are four other factors that also influence this source of revenue: rate structure, mix of products traded, method of trade and the percentage of trades executed by customers who are members compared to non-member customers. Our fee structure is complex, and fees vary depending on the type of product traded. Therefore, our revenue increases or decreases if there is a change in trading or usage patterns. Trades executed through GLOBEX are charged fees for using the electronic trading platform in addition to the clearing fees assessed on all transactions executed on our exchange. Trades executed as privately negotiated transactions also incur additional charges beyond the clearing fees assessed on all transactions. In addition, non-member customers are charged higher fees than customers who are members. Our revenue decreases if the percentage of trades executed by customers who are members increases, and increases if the percentage of trades executed by non-member customers increases, even when our fee structure remains unchanged. As a result, there are multiple factors that can change over time, and these changes all potentially impact our revenue from clearing and transaction fees.

        Our quotation data fees represent our second largest source of revenue. Revenue from these fees has increased a total of 21.6% from 1998 to 2002. In 2002, these fees represented 10.8% of our net revenues. In 1998, we began to generate revenue from fees assessed for access to our GLOBEX electronic trading platform. In June 2001, we began to engage in securities lending activities, which has contributed modestly to our net revenues for 2002. Revenue derived from communication fees has remained relatively constant from 1998 to 2002. However, investment income has experienced a decline, primarily as a result of the decline in interest rates since 2000. In general, other revenue has increased in a manner consistent with our net revenues from 1998 to 2002.

        Expenses increased from $183.0 million in 1998 to $298.9 million in 2002. The rate of increase in expenses has been lower than the rate of increase in revenues. The majority of our expenses fall into three categories: salaries and benefits; communications and computer and software maintenance; and depreciation and amortization. Additional expenses are also incurred for stock-based compensation, occupancy, professional fees, public relations and promotion and other expenses. Our salaries and benefits expense has increased 58.7% from 1998 to 2002 and represented 38.4% of our total 2002 expenses. A significant component of the increase in expenses, stock-based compensation, began in 2000 and is a non-cash expense that results primarily from the option granted to our Chief Executive Officer as well as other stock-based compensation resulting from stock grants to certain other employees. In addition, in 2000, we incurred $9.8 million of expenses associated with restructuring of management, our demutualization and the write-off of certain internally developed software that could not be utilized as intended. Also, in 2002, we incurred $6.2 million of expense to settle certain patent litigation.

        With the exception of license fees paid for the trading of our stock index contracts and a component of our trading facility rent that is related to open outcry trading volume, most of our expenses do not vary directly with changes in trading volume. The number of transactions processed, rather than the number of contracts traded, tends to impact expenses as a result of technology expenses required to process additional transactions. A trade executed on our exchange represents one transaction, regardless of the number of contracts included in that trade. Therefore, total contract trading volume is greater than the number of transactions processed.

Revenues

        Our net revenues have grown from $197.2 million in 1998 to $453.2 million in 2002. Our clearing and transaction fees revenues are tied directly to volume and underlying market uncertainty. We attempt to mitigate the downside of unpredictable volume swings through various means, such as increasing clearing fees, creating volume incentives, opening access to new markets and further diversifying the range of products and services we offer. The annual growth in daily trading volume from 1998, when average daily volume was 899,281 contracts, to 2002 is summarized as follows:

	YEAR ENDED DECEMBER 31
(in round turn trades)
	1999	2000	2001	2002
Average Daily Volume	793,425	917,120	1,640,288	2,216,063
Increase (Decrease) from Previous Year	(105,856)	123,695	723,168	575,775
Percentage Increase (Decrease) from Previous Year	(11.8)%	15.6%	78.9%	35.1%

        Total trading volume in our interest rate products increased 12.8% in 2002 over 2001. Total trading volume in our equity products rose 103.9% in 2002 over 2001. During 2002, total trading volume in our foreign exchange products increased 8.3% over levels in 2001. Our commodity products total trading volume declined 10.9% in 2002 as compared to 2001. In general, volume increased as a result of economic and geopolitical factors, enhancements to our product and service offerings and expansion of our electronic and other trade execution choices. Global and national economic and political uncertainty generally results in increased trading activity, as our customers seek to hedge, manage or speculate on the risks associated with fluctuations in interest rates, equities, foreign exchange and commodities. In recent periods, our trading volume has been positively affected by the increased volatility in the markets for equity and fixed-income securities. Products and services offered also have a significant effect on volume.We built on earlier successes in our standard S&P 500 and NASDAQ-100 stock index contracts by introducing E-mini versions of the S&P 500 contract in 1997 and the NASDAQ-100 contract in 1999. E-mini contracts are one-fifth the size of the standard contract. These E-mini contracts are traded only through GLOBEX, our electronic trading platform. In addition, since 1998, we significantly upgraded our GLOBEX electronic trading platform, and, beginning in November 2000, we modified GLOBEX policies to give more users direct access to our markets. A comparison of our average daily trading volume by venue and the related percentage of clearing and transaction fees associated with each venue are illustrated in the table below:

				APPROXIMATE PERCENTAGE OF CLEARING AND TRANSACTION FEES REVENUES
	AVERAGE DAILY VOLUME
(in round turn trades)
	1998	2002	Increase	1998	2002
Method of Trade:
Open Outcry	830,687	1,398,698	568,011	70%	50%
GLOBEX	38,668	785,615	746,947	9	42
Privately Negotiated	29,926	31,750	1,824	21	8

Total	899,281	2,216,063	1,316,782	100%	100%

        While the increase in clearing and transaction fees generally has resulted from increased trading volume, the largest factors contributing to the increase in clearing and transaction fees from 1999 to 2000 were the rate increases and new transaction fees implemented in the fourth quarter of 2000, after our demutualization. Additional revenue was also generated in 2000 by the 15.1% increase in total trading volume and an increase in the percentage of trades executed through GLOBEX. Partially offsetting these increases was a decrease in the percentage of trades attributable to non-member customers, who are charged higher fees than members, and a decrease in the percentage of total volume attributable to our standard equity products, from which we earn higher clearing fees than other contracts. By contrast,the increase in clearing and transaction fees from 2000 to 2001 resulted primarily from the increase in trading volume and was augmented by the rate increases and new transaction fees implemented in the fourth quarter of 2000 and first quarter of 2001. Our revenues from clearing and transaction fees would have been higher in 2001 if the percentage of trading volume attributable to interest rate products, which are charged lower clearing fees than some of the other products offered through our exchange, had not increased compared to such other products. However, management believes the volume achieved, in part as a result of this pricing structure, enhances the liquidity of these products. The increase in trading volume was the primary reason for the increase in revenues from clearing and transaction fees in 2002 when compared to 2001. Partially offsetting this 2002 volume increase was the impact of certain volume discounts, fee limits and a decrease in the percentage of trades executed by non-member customers.

        Our clearing and transaction fees revenues, stated as an average rate per contract, are illustrated in the table below:

	YEAR ENDED DECEMBER 31
(in thousands, except rate per contract)
	1998	1999	2000	2001	2002
Clearing and Transaction Revenues	$126,524	$140,305	$156,649	$292,459	$356,396
Total Contracts Traded	226,619	200,737	231,110	411,712	558,448
Average Rate per Contract	$0.558	$0.699	$0.678	$0.710	$0.638

        While the average rate per contract has increased from 1998 to 2002, it has fluctuated from $0.558 in 1998 to a peak of $0.710 in 2001. This overall increase is attributable primarily to the pricing changes implemented in the fourth quarter of 2000 and first quarter of 2001, after our demutualization, as well as growth in the percentage of trades executed through GLOBEX. The average rate per contract in 1998 was the lowest of any year during the five-year period reflected in the table above as a result of fee reductions and rebates. Despite the pricing changes in the fourth quarter of 2000, there was a decrease in the average rate per contract in 2000 that resulted primarily from an increase in the percentage of total volume from Eurodollar products, as these products have a lower average rate per contract, and a decline in the percentage of trades for non-member customers. The decline in the average rate per contract from 2001 to 2002 resulted primarily from volume discounts on certain products, limits on some fees associated with trading through the GLOBEX platform and a decrease in the percentage of trades attributed to non-members. We believe our lower fee structure for members has resulted in the acquisition of the trading rights associated with our Class B shares by parties intending to trade significant volumes on our exchange, creating an increase in member volume and a decrease in non-member volume. In addition, in 2002, our clearing and transaction revenue was reduced by $4.8 million as a result of payments to clearing firms relating to our fee adjustment policy and clearing firm account management errors.

        Our volume discounts for Eurodollar contracts will change effective March 1, 2003. The discount for Eurodollar contracts will be $0.04 per contract for daily trading volume in excess of 10,000 contracts. Volume for futures and options on futures will be calculated separately for purposes of applying this discount. The current discount is $0.05 per contract for trading volume in excess of 7,500 contracts per day, with the discount increasing to $0.07 per contract for trading volume in excess of 15,000 contracts per day. Volume on futures and options on futures is currently combined for purposes of calculating this discount. Also, effective March 1, 2003, we are implementing an incentive plan to promote liquidity in the back months of our Eurodollar complex by offering incentives for high volume traders. The total expense under this incentive plan will not exceed $4.0 million for the ten-month period ending December 31, 2003. Future changes in fees, volume discounts, limits on fees and member discounts, including some that may be significant, may occur periodically based on management's review of our operations and business environment.

        Our second largest source of revenue is quotation data fees, which we receive from the sale of our market data. Revenues from market data products represented 10.8% of our net revenues in 2002. In general, our market data service is provided to two types of customers. Since March 2001, our nonprofessional service has been provided to customers who typically only require market data provided in one-minute snapshots or on a limited group of products, such as our E-mini products. The fee for this service is relatively nominal and is a flat rate per month. Subscribers to our professional service receive market data on all our products on a real-time streaming basis. Fees for the professional service are higher than the non-professional service. Professional customers pay one price for the first device, or screen, at each physical location displaying our market data and a lower price for each additional screen displaying our market data at the same location. Pricing for our market data services is based on the value of the service provided, our cost structure for the service and the price of comparable services offered by our competitors. The pricing of quotation data services was increased on March 1, 2001 as part of the pricing changes implemented in 2001. Increases or decreases in our quotation data revenue will be influenced by changes in our price structure for existing market data offerings, introduction of new market data services and changes in the number of subscribers. In addition, general economic factors will influence revenue from our market data fees. For example, the recent downsizing in the brokerage industry has contributed to a decline in the number of screens displaying our market data and has adversely affected the growth in our market data revenue in 2002.

        At year-end 2002, nearly 54,000 subscribers displayed our data on approximately 175,000 screens worldwide, compared to approximately 48,000 subscribers and approximately 190,000 screens at year-end 2001. With the exception of 2000, revenues from quotation data fees have grown each year for the last five years.In 2000, we began to offer a lower-priced non-professional service that increased the number of subscribers but adversely affected revenue as some of our existing customers switched to this lower-priced service. When this service was changed from real-time streaming to one-minute snapshots of market data in 2001, the number of subscribers to this service declined. Partially offsetting this decrease was the effect of some subscribers to our previous non-professional service switching to our professional service to obtain real-time streaming of market data. In addition, we began to offer a new non-professional service late in 2001 to allow subscribers to obtain market data limited to our E-mini products. At December 31, 2002, there were approximately 16,000 subscribers to this E-mini market data service. The combined effect of these changes was a net decline in the total number of non-professional subscribers from nearly 25,000 at December 31, 2000 to approximately 21,000 at year-end 2002. In addition, one of the major resellers of our quotes declared bankruptcy in February 2001. This reduced our revenue from quotation data fees by $1.4 million in 2000 and $0.5 million in 2001.

        In 2002, the two largest resellers of our market data represented approximately 48% of our quotation data fees revenue. Should one of these vendors no longer subscribe to our market data, we believe the majority of that firm's customers would likely subscribe to our market data through another reseller. Therefore, we do not believe we are exposed to significant risk from the loss of revenue received from any particular market data reseller.

        Prices for our professional market data offering will increase effective April 1, 2003. Currently, these customers are charged $60 per month for the first screen at each location and $12 per month for each additional screen at the same location. The new pricing will be $50 per month for the first screen and $20 per month for each additional screen at the same location. At December 31, 2002, there were approximately 33,000 subscribers to our professional market data offering and approximately 126,000 additional screens.

        GLOBEX access fees are the connectivity charges to customers of our electronic trading platform. The fee each customer is charged varies depending on the type of connection provided. There is a corresponding communication expense associated with providing these connections that varies based on the type of connection selected by the customer. Increases or decreases in revenue from GLOBEX access fees are influenced by changes in the price structure for our existing GLOBEX access choices, the introduction of new access choices and our ability to attract new users to our electronic trading platform. In addition, GLOBEX access fees are affected by some of the same factors that influence the general level of activity in electronic trading, including the products offered, quality of execution services and general economic conditions affecting our markets.

        Communication fees consist of charges to members and firms that utilize our various telecommunications networks and communications services. Revenue from communication fees is dependent on open outcry trading, as a significant portion relates to telecommunications on the trading floor. There is a corresponding variable expense associated with providing these services.

        Investment income represents interest income and net realized gains and losses from our marketable securities, from the trading securities in our non-qualified deferred compensation plans, and from income generated by the short-term investment of clearing firms' cash performance bonds and security deposits. Investment income is influenced by our operating results, market interest rates and changes in the levels of cash performance bonds deposited by clearing firms. The total cash performance bonds deposited by clearing firms is a function of the type of collateral used to meet performance bond requirements, the number of open positions held by clearing firms and volatility in our markets. As a result, the amount of cash deposited by clearing firms is subject to significant fluctuation. For example, cash performance bonds and security deposits totaled $156.0 million at December 31, 2000, compared to $855.2 million at December 31, 2001 and $1.8 billion at December 31, 2002. In addition, clearing firms may choose to deposit cash in a foreign currency. Our ability to generate investment income from clearing firms' cash performance bonds and security deposits is impacted by the currency received and the interest rates prevailing in the country for that particular currency. The investment results of our non-qualified deferred compensation plans that are included in investment income do not affect net income, as there is an equal and offsetting impact to our salaries and benefits expense. In the third quarter of 2002, we changed our investment policy and converted our marketable securities to short-term investments. Therefore, beginning with the fourth quarter of 2002, all investments are short-term in nature, and consist of institutional money market funds and U.S. Government agency securities that mature within seven days of purchase.

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

        Other revenue is composed of fees for trade order routing and various services to members, as well as fees for administering our Interest Earning Facility program, or IEF, which consists of money market funds managed by third party investment managers. We offer clearing firms the opportunity to invest cash performance bonds in our IEF. These clearing firms receive interest income, and we receive a fee based on total funds on deposit. In 2001, we implemented an addition to our IEF program, called IEF2, which allows clearing firms to invest directly in public money market mutual funds through a special facility provided by us. Other revenue also includes trading revenue generated by GFX, our wholly owned subsidiary that trades in foreign exchange and Eurodollar futures contracts to enhance liquidity in our markets for these products, fines assessed to members for violations of exchange rules and revenue from the sale of our SPAN software. In 2001, we entered into a joint venture, OneChicago, to trade single stock futures and futures on narrow-based stock indexes. We currently have a 40% ownership interest in the joint venture. Our share of the net loss from this joint venture is included in other revenue as well as revenue we receive for providing certain regulatory, clearing and technology services to OneChicago.

        A substantial portion of our clearing and transaction fees, telecommunications fees and various service charges included in other revenue are billed to the clearing firms of the exchange. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of the customers of the various clearing firms. There are currently approximately 70 clearing firms. In 2002, one firm, with a significant portion of customer revenue, represented approximately 11% of our net revenues. Should a clearing firm withdraw from the exchange, we believe the customer portion of that firm's trading activity would likely transfer to another clearing firm of the exchange. Therefore, we do not believe we are exposed to significant risk from the loss of revenue received from any particular clearing firm.

Expenses

        Our expenses have grown from $183.0 million in 1998 to $298.9 million in 2002. The increase in total annual expenses since 1998 is illustrated in the table below:

	YEAR ENDED DECEMBER 31
(in thousands)
	1999	2000	2001	2002
Total Expenses	$203,958	$241,814	$261,387	$298,948
Total Increase From Previous Year	20,986	37,856	19,573	37,561
Percentage Increase From Previous Year	11.5%	18.6%	8.1%	14.4%

        Salaries and benefits expense is our most significant expense and includes employee wages, bonuses, related benefits and employer taxes. Changes in this expense are driven by increases in wages as a result of inflation or labor market conditions, the number of employees, rates for employer taxes and price increases affecting benefit plans. This expense, combined with stock-based compensation, accounted for $118.7 million, or 39.7% of total expenses, for 2002. Annual bonus payments also vary from year to year and have a significant impact on total salaries and benefits expense. This expense has increased each year for the years 1998 to 2001 and remained relatively constant from 2001 to 2002. The number of employees increased from 940 at December 31, 1998 to 1,152 at December 14, 2002.

        Stock-based compensation is a non-cash expense related to stock options and restricted stock grants. The most significant portion of this expense relates to our CEO's stock option, granted in February 2000 for 5% of all classes of our common stock outstanding at the date of demutualization. For accounting purposes, the option was treated as a stock appreciation right prior to our demutualization. At year-end 2002, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148. As a result, all prior periods presented have been restated to reflect stock-based compensation expense that would have been recognized had the provisions of SFAS No. 123 been applied to all options granted to employees during those periods. Stock-based compensation expense totaled $8.2 million in 2000, $6.2 million in 2001 and $3.8 million in 2002 and did not occur prior to 2000. The expense related to our CEO's option was $8.2 million, $3.5 million and $1.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Beginning in the second quarter of 2001, restricted stock grants and options were awarded to certain employees. The portion of stock-based compensation expense related to these awards was $2.7 million for the year ended December 31, 2001 and $2.0 million for the year ended December 31, 2002.

        Occupancy costs consist primarily of rent, maintenance and utilities for our offices, trading facilities and remote data center. Our office space is primarily in Chicago, and we have smaller offices in Washington, D.C., London and Tokyo. Occupancy costs are relatively stable, although our trading floor rent fluctuates to a limited extent based on open outcry trading volume. In 2002, our occupancy costs increased primarily as a result of the addition of the remote data center. In 2002, we also signed an extension of our Chicago office lease. As a result, this office lease now expires in November 2008.

        Professional fees, outside services and licenses expense consists primarily of consulting services provided for major technology initiatives, license fees paid as a result of trading volume in stock index products and legal and accounting fees. This expense fluctuates primarily as a result of changes in requirements for consultants to complete technology initiatives, stock index product trading volume changes that impact license fees and other undertakings that require the use of professional services.

        Communications and computer and software maintenance expense consists primarily of costs for network connections with our GLOBEX customers; maintenance of the hardware and software required to support our technology; telecommunications costs of our exchange; and fees paid for access to market data. This expense is affected primarily by the growth of electronic trading. Our computer and software maintenance costs are driven by the number of transactions processed, not the volume of contracts traded. We processed approximately 75% of total transactions electronically in 2002 compared to approximately 65% in 2001, which represented approximately 35% and 20%, respectively, of total contracts traded.

        Depreciation and amortization expense results from the depreciation of fixed assets purchased and acquired under capitalized leases, as well as amortization of purchased and internally developed software. This expense increased as a result of significant technology investments in equipment and software that began in late 1998 and has led to additional depreciation and amortization in the following years.

        Public relations and promotion expense consists primarily of media, print and other advertising expenses,as well as expenses incurred to introduce new products and promote our existing products and services. Also included are seminar, conference and convention expenses for attending trade shows. Expenses of this nature have decreased from $9.6 million in 1998 to $6.5 million in 2002. During this time period, the emphasis of our promotion efforts shifted from print advertising and brochures to direct contact with our primary customers and Internet availability of our promotional materials. We also discontinued certain incentive programs. In 1999, additional expenses were incurred to promote the introduction of our E-mini stock index products and the introduction of daytime electronic trading in our Eurodollar contracts on a limited basis. These products were introduced to increase our trading volume as well as to respond to increased competition. We expect public relations and promotion expense to increase in the near term to enhance brand awareness. Specifically, in the first quarter of 2003, we initiated a brand advertising campaign that will result in approximately $6 million of additional expense for the year. Approximately $5.5 million of this additional expense will occur in the first quarter of 2003.

        Other expense consists primarily of travel, staff training, fees incurred in providing product delivery services to customers, stipends for our board of directors, interest for equipment purchased under capital leases, meals and entertainment, fees for our credit facility, supplies, postage and various state and local taxes. Other expense fluctuates, in part, due to changes in demand for our product delivery services and decisions regarding the manner in which to purchase capital equipment. Certain expenses, such as those for travel and entertainment, are more discretionary in nature and can fluctuate from year to year as a result of management decisions. In 2003, we anticipate an increase in certain insurance expenses included primarily in other expense. This is the result of increased provisions and rates for certain coverage, including directors and officers liability insurance.

Net Income

        Net income for 1998 was $7.0 million, declined in the next two years to a loss of $10.5 million in 2000 and rebounded to net income of $75.1 million in 2001 and $94.1 million in 2002. The decline from 1998 through 2000 resulted from a variety of factors. Trading volume declined from 1998 to 1999, but the percentage of trades executed through GLOBEX continued to increase. A significant portion of the expense increase in 1999 was for depreciation and amortization that resulted from capital expenditures related to our technology. The net loss in 2000 resulted primarily from our management restructuring, the expense associated with the stock option granted to our CEO, demutualization and the write-off of certain internally developed software that could not be used as intended. Increased volume combined with the change in our pricing structure following our demutualization drove the change in operating results from 2000 to 2002.

        Net income from 1998 through 2000 was adversely affected by the limited partners' interest in the earnings of PMT. Prior to our demutualization, PMT owned all rights to electronic trading of our products, received the revenue generated from electronic trading and was charged for our services to support electronic trading. The limited partners were entitled to a portion of the income of PMT, which totaled $2.8 million in 1998, $2.1 million in 1999 and $1.2 million in 2000. We purchased PMT's net assets as part of our demutualization.

        Our initial public offering was completed in December 2002 and resulted in the issuance of an additional 3.7 million shares of Class A common stock. As a result, our earnings per share in 2003 will be adversely impacted by the increase in the number of shares outstanding.

Restatement

        At year-end 2002, we adopted the fair value expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No.123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, and we elected the retroactive restatement method of adoption. As a result, we have restated our consolidated financial statements for the years 2000 and 2001 and our quarterly results for 2002 through the nine months ended September 30, 2002 to reflect the fair value expense of all employee stock options, rather than the intrinsic value method that had previously been utilized under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

Critical Accounting Policies

        The notes to our consolidated financial statements include disclosure of our significant accounting policies. In establishing these policies within the framework of accounting principles generally accepted in the United States, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to impact our financial position and operating results. While all decisions regarding accounting policies are important, we believe there are two accounting policies that could be considered critical. These two critical policies, which are presented in detail in the notes to our consolidated financial statements, relate to stock-based compensation and clearing and transaction fees.

        The accounting for stock-based compensation is complex, and under certain circumstances, accounting principles generally accepted in the United States allow for alternative methods. As permitted, through September 30, 2002, we elected to account for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 rather than the alternative fair value method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation." As a result, variable accounting was required for the options granted to our CEO as a result of certain provisions of the option agreement. Through September 30, 2002, the expense related to this option fluctuated based on the change in the value of our Class A shares and the underlying trading rights on our exchange associated with our Class B common stock. At year-end 2002, we adopted the fair value method for expensing stock options under the provisions of SFAS No. 123, as amended, and elected the retroactive restatement method of adoption. All prior periods presented have been restated to reflect stock-based compensation expense that would have been recognized had the provisions of SFAS No. 123 been applied to all stock options granted to employees, including the option granted to our CEO, during the periods presented. As a result of this retroactive restatement, our previously reported net loss for 2000 increased from $5.9 million to a restated loss of $10.5 million, and our previously reported net income for 2001 increased from $68.3 million to a restated net income of $75.1 million. For 2002, stock-based compensation expense using the fair value method totaled $3.8 million. If the provisions of SFAS No. 123 had not been adopted at year-end 2002, stock-based compensation expense for the year 2002 would have totaled $36.9 million, resulting in a reduction in net income of $20.2 million from the net income reflected in our consolidated financial statements. We have elected the accelerated method for recognizing the expense related to stock options. As a result of this election and the vesting provisions of our stock grants, a greater percentage of the total expense for all options is recognized in the first year of the vesting period than would be recorded if we used the straight-line method.

        Clearing and transaction fees are recorded as revenue and collected from clearing firms on a monthly basis. Several factors affect the fees charged for a trade, including whether the individual making the trade has trading privileges on our exchange. In the event inaccurate information provided by the clearing firm has resulted in an incorrect fee, the clearing firm has a period of three months following the month in which the trade occurred to submit the correction and have the fee adjusted. When preparing financial statements for a reporting period, an estimate is made of anticipated fee adjustments applicable to the three months prior to the end of the reporting period. This estimate is recorded as a liability with a corresponding reduction to clearing and transaction fees revenue and is based on historical trends for such adjustments. Our estimate of anticipated fee adjustments at year-end 2002 was $3.1 million.

Key Statistical Information

        The following table presents key information on volume of contracts traded, expressed in round turn trades, as well as information on open interest and notional value of contracts traded.

	YEAR ENDED DECEMBER 31
(in thousands)
	2002	2001	2000	1999	1998
Average Daily Volume
Product Areas:
Interest Rate	1,226,343	1,091,846	550,810	475,023	574,829
Equity	863,271	425,149	258,120	189,984	174,840
Foreign Exchange	96,289	89,290	76,615	94,747	113,948
Commodity	30,160	34,003	31,575	33,671	35,664

Total Average Daily Volume	2,216,063	1,640,288	917,120	793,425	899,281

Method of Trade:
Open Outcry	1,398,698	1,282,147	754,049	698,011	830,687
GLOBEX	785,615	326,274	136,928	63,782	38,668
Privately Negotiated	31,750	31,867	26,143	31,632	29,926

Total Average Daily Volume	2,216,063	1,640,288	917,120	793,425	899,281

Largest Open Interest (contracts)	24,804,321	18,900,911	9,324,154	8,799,641	10,174,734

Total Notional Value (in trillions)	$328.6	$293.9	$155.0	$138.3	$161.7

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Overview

        Our operations for the year ended December 31, 2002 resulted in net income of $94.1 million compared to net income of $75.1 million for the year ended December 31, 2001. The increase in net income resulted primarily from a 17.1% increase in net revenues that was only partially offset by a 14.4% increase in operating expenses. The increase in net revenues was driven by a 35.6% increase in total trading volume during 2002 when compared to 2001. However, the percentage growth in volume did not result in an equal percentage growth in revenue as volume incentive programs, which include limits on GLOBEX fees for E-mini contracts and volume discounts for customers trading large volumes of our Eurodollar products, had a greater impact on revenue from clearing and transaction fees during 2002. Contributing to the overall increase in expenses was the settlement of the Wagner patent litigation in August 2002, and a subsequent agreement in December 2002 with Euronext for reimbursement of one-half of the settlement amount. The net result of these two agreements was a one-time expense of $6.2 million for 2002. Partially offsetting the overall increase in expenses was a decrease in stock-based compensation, a non-cash expense, from $6.2 million in 2001 to $3.8 million in 2002. Our operating margin was 34.0% for 2002 compared to 32.5% for 2001. Excluding stock-based compensation, our operating margin would have been 34.9% in 2002 compared to 34.1% in 2001. Excluding both the Wagner patent litigation settlement and stock-based compensation, our operating margin for 2002 would have increased to 36.3%.

        Trading volume for 2002 totaled a record 558.4 million contracts, representing an average daily trading volume of 2.2 million contracts. This was a 35.6% increase over the 411.7 million contracts traded during 2001, representing an average daily trading volume of 1.6 million contracts. On October 31, 2002, we experienced a new single-day total trading volume record of nearly 5.9 million contracts, surpassing the previous record of nearly 4.3 million contracts established on June 27, 2002. This volume record on October 31, 2002 included 2.6 million contracts from the launch of an additional TRAKRS contract (Total Return Assets Contracts), a product line developed with Merrill Lynch that first traded on July 31, 2002. The launch date of each new TRAKRS contract includes orders taken since the product was announced. In addition, the month of October 2002 represented our busiest month ever with total trading volume of 61.5 million contracts, and total trading volume excluding TRAKRS of 58.7 million contracts. GLOBEX volume exceeded one million contracts for a single day for the first time on June 12, 2002 and exceeded one million contracts on 42 days through the end of 2002. A new GLOBEX volume record was established on July 24, 2002, when 1.5 million contracts were traded. These GLOBEX volume records exclude the volume related to TRAKRS contracts.

Revenues

        Total revenues increased $72.5 million, or 18.3%, from $396.6 million for 2001 to $469.1 million for 2002. Net revenues increased $66.0 million, or 17.1%, from 2001 to 2002. The increase in revenues was attributable primarily to a 35.1% increase in average daily trading volume in 2002. The increase represented our third consecutive year of record trading volume and marked the second year our exchange was the largest futures exchange in the United States, based on annual trading volume. In 2002, electronic trading volume represented 35.5% of total trading volume, or 785,615 contracts per day, a 140.8% increase over the year 2001. Open outcry trading volume averaged 1,398,698 contracts per day in 2002, a 9.1% increase over the year 2001. Increased trading volume levels resulted from continued volatility in U.S. stocks and currencies; the anticipation of possible changes in interest rates; increased customer demand for the liquidity provided by our markets; product offerings that allowed customers to manage their risks; and enhanced access choices to our products. Partially offsetting these volume increases, and the related increase in clearing and transaction fees, was a decline in investment income resulting primarily from a decrease in rates earned on our marketable securities, short-term investments and the short-term investment of clearing firms' cash performance bonds and security deposits; a decrease in the trading revenue generated by our trading subsidiary, GFX; and our share of the net loss of OneChicago, our joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002.

        Clearing and Transaction Fees.    Clearing and transaction fees, which include clearing fees, GLOBEX electronic trading fees and other volume-related charges increased $63.9 million, or 21.9%, from $292.5 million in 2001 to $356.4 million in 2002. A significant portion of the increase was attributable to the 35.1% increase in average daily trading volume. Also, in 2002, 39.0% of our trading volume related to equity products, compared to 25.9% in 2001. This contrasts with our interest rate product volume, which represented 55.3% of our trading volume in 2002, a decline from 66.6% in 2001. This shift in product mix resulted in additional revenue in 2002 as the average rate per contract for equity products is greater than the average rate per contract for interest rate products. In 2002, the additional revenue resulting from these volume increases and product mix change was partially offset by a $4.8 million one-time payment to clearing firms relating to our fee adjustment policy and clearing firm account management errors.

        Despite the increase in revenue from clearing and transaction fees, the average rate, or revenue, per contract decreased $0.072 from $0.710 in 2001 to $0.638 in 2002. Management believes the fee limits for our E-mini equity products and volume discounts offered to large users of our Eurodollar products contributed to increased overall trading volume but had a negative impact on our average rate per contract. While volume discounts and limits on certain GLOBEX fees were in effect during both 2001 and 2002, the average rate per contract for 2002 was more adversely impacted by these programs as increased trading volume resulted in more trades being executed at the discounted levels. In addition, the volume discounts for our Eurodollar products that were implemented in January 2001 were expanded in the third quarter of 2001. While volume in Eurodollar contracts has grown, the larger volume discounts have partially offset the additional revenue generated by the increased trading volume in this product. The average rate per contract was also affected by the lower percentage of trades attributed to non-member customers. The percentage of trades by non-members decreased to approximately 22% of total trading volume in 2002 compared to approximately 25% in 2001. We believe our lower fee structure for members has resulted in the acquisition of trading rights by parties intending to trade significant volumes on our exchange, creating an increase in member volume. In addition, on July 31, 2002, we began trading a new contract, Long-Short Technology TRAKRS, that was followed by two additional TRAKRS contracts in the fourth quarter of 2002. Similar to limits on certain GLOBEX fees, transaction fees for this contract are limited based on the size of the order and generally averaged $0.007 per contract. As a result, TRAKRS volume has had an adverse impact on our overall rate per contract in 2002. If volume and fees for TRAKRS were excluded from the 2002 rate per contract calculation, our average rate per contract would have increased by approximately $0.011 to $0.649 from $0.638. Finally, the $4.8 million payment to clearing firms relating to our fee adjustment policy and clearing firm account management errors reduced our average rate per contract by $0.009 in 2002.

        The following table shows the average daily trading volume in our four product areas, the portion that was traded electronically through the GLOBEX platform, and clearing and transaction fees revenues expressed in total dollars and as an average rate per contract:

	YEAR ENDED DECEMBER 31
Product Area	2002	2001	Percentage Increase/ (Decrease)
Interest Rate	1,226,343	1,091,846	12.3%
Equity	863,271	425,149	103.1
Foreign Exchange	96,289	89,290	7.8
Commodity	30,160	34,003	(11.3)

Total Volume	2,216,063	1,640,288	35.1

GLOBEX Volume	785,615	326,274	140.8
GLOBEX Volume as a Percent of Total Volume	35.5%	19.9%
Clearing and Transaction Fees Revenues (in thousands)	$356,396	$292,459
Average Rate per Contract	$0.638	$0.710

        During 2002, volatility in U.S. equity markets continued. This volatility, combined with increased distribution to customers through the available access choices to our GLOBEX platform and marketing efforts to increase awareness of our product offerings, drove the growth in volume in our equity products. Approximately 83% of our stock index product volume is traded through the GLOBEX platform. While the U.S. Federal Reserve Board left interest rates unchanged until the fourth quarter of 2002, compared to 11 interest rate reductions in 2001, we continued to experience increased volume in our interest rate products. Continued uncertainty over interest rates and volatility in U.S. stocks has led to increased use of our interest rate products. With respect to foreign exchange products, the increase in trading volume was attributable to the impact of instituting side-by-side trading of these products on our GLOBEX platform during open outcry trading hours in April 2001, and additional volatility in the foreign exchange markets during 2002. The decrease in average daily volume for the commodity products was primarily the result of the extensive long-term drought that has depressed trading activity in our livestock products.

        Quotation Data Fees.    Quotation data fees increased $0.4 million, or 1.0%, from $48.3 million in 2001 to $48.7 million in 2002. The increase principally reflects the effect of fee increases, implemented in March 2001, for the full year 2002 and an increase in the administrative fee for our quote vendor services, effective January 2002. These increases were partially offset by a decline in the number of users of our professional market data service that began in the second quarter of 2002, primarily as a result of recent downsizing at a number of major brokerage firms. As a result, the number of screens displaying our market data decreased from approximately 190,000 at December 31, 2001 to approximately 175,000 screens at December 31, 2002. This decline was partially offset by an increase in the number of subscribers from approximately 48,000 at December 31, 2001 to approximately 54,000 at December 31, 2002. The increase in subscribers occurred in our lower-priced non-professional E-mini market data service. Quotation data fees for 2001 were adversely impacted by $0.5 million as a result of the bankruptcy filing of a vendor that serves as a large distributor of our market data. There was no similar adverse event in 2002.

        GLOBEX Access Fees.    GLOBEX access fees increased $0.9 million, or 8.0%, from $12.0 million in 2001 to $12.9 million in 2002. This increase resulted primarily from the additional monthly access fees generated by an increased number of GLOBEX users during 2002. Partially offsetting this increase was a $0.5 million decrease in installation revenue during 2002 when compared to 2001. When our pricing structure was changed in February 2001, we increased our installation charges for certain access choices. Many customers elected those access choices when they were first introduced. This resulted in an increase in installation revenue in the second and third quarters of 2001 that was not repeated during 2002. In addition, some new customers in 2002 selected access choices that do not require installation fees, such as our virtual private network.

        Communication Fees.    Communication fees increased $0.4 million, or 4.3%, from $9.3 million in 2001 to $9.7 million in 2002. The increase resulted primarily from an increase in telecommunication services and equipment provided on our trading floor and modest increases in fees for some of the wireless services we provide.

        Investment Income.    Investment income decreased $1.3 million, or 13.6%, from $9.0 million in 2001 to $7.7 million in 2002. The decline resulted primarily from a reduction in rates earned on our marketable securities, short-term investments of available funds and the investment of clearing firms' cash performance bonds and security deposits. Through the third quarter of 2002, a significant portion of these investments were short-term in nature. In the third quarter of 2002, we changed our investment policy and converted all of our marketable securities to short-term investments. Therefore, in the fourth quarter of 2002, all investments were short-term in nature. The average rate earned on all investments declined from approximately 3.8% in 2001 to approximately 2.6% in 2002, representing a decrease in investment income of approximately $6.3 million. The decrease in rates earned resulted from the actions taken by the Federal Reserve Board in 2001 and 2002 to lower the Fed funds rate and the change in our investment policy in the third quarter of 2002. Another component of the decrease in investment income was the $0.6 million decrease in the investment results of our non-qualified deferred compensation plan that is included in investment income but does not affect our net income, as there is an equal decrease in our salaries and benefits expense. Partially offsetting these decreases in investment income was an increase of approximately $3.3 million in interest income as a result of increased balances in marketable securities, short-term investments of available funds and cash performance bonds and security deposits, as well as the investment of the net proceeds of our initial public offering that was completed in December 2002. In addition, as a result of the change in our investment policy in the third quarter of 2002, we sold the marketable securities owned at the time the investment policy was changed, resulting in one-time realized gains of $2.7 million, compared to realized gains of $0.3 million in 2001.

        Securities Lending Interest Income and Expense.    Securities lending interest income increased $7.5 million, or 69.1%, from $10.7 million in 2001 to $18.2 million in 2002. Our securities lending activity began late in June 2001. Therefore, the revenue generated in 2001 does not represent a full year of securities lending activity. Our securities lending is limited to a portion of the securities that clearing firms deposit to satisfy their proprietary performance bond requirements. The average balance of proceeds from securities lending activity was $924.1 million in 2002 and $632.6 million in 2001 from the time this activity began to the end of the year. In 2001, the securities from one clearing firm were used to launch this program. By year-end 2002, securities of four clearing firms were being utilized in the securities lending program. Securities lending interest expense increased $6.4 million, or 67.8%, from $9.5 million in2001 to $15.9 million in 2002. This expense is an integral part of our securities lending program and is required to engage in securities lending transactions. Therefore, this expense is presented in the consolidated statements of income as a reduction of total revenues. The net revenue from securities lending represented a return of 0.20% on the average daily balance in 2001 compared to 0.25% in 2002.

        Other Revenue.    Other revenue increased $0.5 million, or 3.2%, from $14.9 million in 2001 to $15.4 million in 2002. This increase is attributed primarily to a $2.3 million increase in fees associated with managing our Interest Earning Facility program, $0.7 million of revenue for providing certain communication and regulatory services to OneChicago that began in the third quarter of 2002 and a $0.3 million increase in fees generated for providing order routing services. In addition, two additional exchanges adopted CLEARING 21 in 2002, resulting in $0.3 million of revenue. Partially offsetting these increases was a $2.6 million increase in our share of the net loss of OneChicago. The increase in the net loss for 2002 represented an entire year of activity, whereas 2001 only represented activity from August 2001, the date of our initial capital contribution. OneChicago began trading operations in November 2002. However, fees for trades executed were waived for 2002. In addition, the trading revenue generated by GFX declined $0.6 million from 2001 to 2002.

Expenses

        Total operating expenses increased $37.5 million, or 14.4%, from $261.4 million in 2001 to $298.9 million in 2002. This increase was primarily attributable to increases in depreciation resulting from recent capital expenditures, increases in salaries and benefits and professional fees, as well as the settlement of the Wagner patent litigation. These expense increases were partially offset by a reduction in stock-based compensation expense.

        Salaries and Benefits Expense.    Salaries and benefits expense increased $9.7 million, or 9.2%, from $105.2 million in 2001 to $114.9 million in 2002. There are two significant components to this increase. The average number of employees increased approximately 7%, or by 70 employees, from 2001 to 2002. We had 1,152 employees at December 14, 2002. This increased headcount resulted in increased salaries and benefits of approximately $6.3 million.In addition, salaries and benefits increased approximately $6.2 million as a result of annual salary increases and related increases in employer taxes, pension and benefits. Partially offsetting these increases was a $2.0 million increase in the capitalization of salaries and benefits relating to internally developed software and a $0.6 million increase in the losses experienced in our non-qualified deferred compensation plan during 2002 when compared to 2001.

        Stock-Based Compensation Expense.    Stock-based compensation, a non-cash expense, decreased $2.4 million, or 38.9%, from $6.2 million in 2001 to $3.8 million in 2002. The stock option granted in 2000 to our CEO represents $1.8 million of stock-based compensation expense in 2002. Employee stock options, granted primarily in 2001, and restricted stock granted in 2001 comprise the balance of this expense. The total expense associated with a stock option is calculated at the date of grant based on its fair value. Since we have elected an accelerated method for recognizing this expense, a greater percentage of the total expense for all stock awards is recognized in the first year of the vesting period. The decline in expense in 2002 is a direct result of the time that has lapsed since the options were granted and the expense previously recognized in the year immediately following the date of grant.

        Occupancy Expense.    Occupancy expense increased $2.0 million, or 9.7%, from $20.4 million in 2001 to $22.4 million in 2002. This increase resulted primarily from the additional rent and utility expense incurred in 2002 for a remote data center leased in the fourth quarter of 2001 and an increase in rent for our trading floors. A portion of the trading floor rent is determined based on total open outcry trading volume, which increased 9.5% in 2002 when compared to 2001. In addition, the operating expenses related to our office space in Chicago increased during 2002.

        Professional Fees, Outside Services and Licenses Expense.    Professional fees, outside services and licenses increased $5.2 million, or 19.3%, from $27.3 million in 2001 to $32.5 million in 2002. This increase is attributed primarily to two factors. There was a $3.2 million increase in legal fees associated with our defense of the Wagner patent litigation in 2002 and a $2.2 million increase in license fees resulting from growth in our equity product trading volume. Additional expenses totaling $1.0 million also were incurred in 2002 for building security in response to the September 11, 2001 terrorist attacks, temporary employees, services to support our Web site and shareholder services. Partially offsetting these increases was a $0.6 million decrease in professional fees for technology initiatives, net of the portion that relates to development of internal use software and is capitalized rather than expensed. Total professional fees for technology increased $2.0 million; however, the nature of the projects requiring the use of professional services resulted in increased capitalization of $2.6 million. New initiatives during 2002 included work on the capacity of our clearing and trade processing systems, adaptation of certain systems to accommodate single stock futures transactions and technology work to prepare for our E-quotes market data offering. In addition, our expenses related to recruiting employees declined $1.0 million from 2001 to 2002. This decrease resulted primarily from using internal resources to hire new employees rather than using outside search firms.

        Communications and Computer and Software Maintenance Expense.    Communications and computer and software maintenance expense increased $3.0 million, or 6.8%, from $43.6 million in 2001 to $46.6 million in 2002. The increase in 2002 resulted primarily from greater communications expense and communications-related expense of $2.1 million associated with our remote data facility and $0.9 million of expenses for news and quote services and software maintenance to support our E-quotes offering that began in March 2001. In addition, we incurred $1.1 million in hardware and software maintenance costs in 2002 as a result of new hardware purchases and initiatives, such as single stock futures. Partially offsetting these increases was a $0.6 million reduction in communication expense associated with connections to our GLOBEX platform that resulted from the renegotiation of a contract with one of our vendors in the second half of 2001 and our decision to not renew our agreement with Euronext-Paris for maintenance of our matching engine software. This agreement expired at the end of 2001, and in 2002 we assumed the maintenance utilizing our technology staff. The expense relating to this maintenance agreement was $1.0 million in 2001.

        Depreciation and Amortization Expense.    Depreciation and amortization expense increased $10.9 million, or 28.9%, from $37.6 million in 2001 to $48.5 million in 2002. Capital expenditures totaled $27.1 million in 2000, $36.5 million in 2001, and $56.9 million in 2002, with technology-related purchases representing approximately 80% to 90% of total purchases. Equipment and software represent the greatest portion of these technology-related purchases and are depreciated over a three- to four-year period. Therefore, these recent purchases, which include the development of software for internal use, have resulted in increased depreciation and amortization expense.

        Patent Litigation Settlement.    Patent litigation settlement expense totaled $6.2 million in 2002. This expense includes $13.7 million for the August 2002 settlement with e-Speed of the Wagner patent litigation. This expense was subsequently reduced as a result of the December 2002 settlement of a dispute with Euronext-Paris, our licensor of the NSC software that was the subject of the patent litigation, whereby Euronext-Paris agreed to pay us an amount equal to one-half of the amount of the settlement with e-Speed. Our settlement with e-Speed required a $5.0 million payment in September 2002 with five subsequent payments of $2.0 million each beginning in August 2003. In turn, Euronext-Paris has agreed to make two payments to us for $3.75 million each, the first of which was received in January 2003 and the second payment is to be received in December 2003. The expense recorded in 2002 represents the present value of these payments. No similar expense occurred in 2001.

        Public Relations and Promotion Expense.    Public relations and promotion expense increased $0.2 million, or 3.0%, from $6.3 million in 2001 to $6.5 million in 2002. Two offsetting changes resulted in this total expense remaining relatively unchanged from 2001 to 2002. Advertising and promotional activities increased from 2001 to 2002 as a result of greater expenditures for print advertising, focused primarily on our E-mini stock index and our foreign exchange products, as well as trade shows and conventions. These increases were partially offset by a decrease in charitable contributions. In response to the terrorist attacks of September 11, 2001, we established the Chicago Mercantile Exchange Foundation and made an initial contribution of $1.0 million in the third quarter of 2001. No similar expense was incurred in 2002.

        Other Expense.    Other expense increased $2.8 million, or 19.2%, from $14.7 million in 2001 to $17.5 million in 2002. Fees paid to our Board of Directors increased during 2002 when compared to 2001 due to two changes in our Board fee structure that became effective on July 1, 2001 and October 1, 2002. In addition, expenses related to travel, meals and entertainment increased $0.9 million, primarily as a result of increased customer visits and sales efforts by our products and services division. Bank fees increased $0.6 million as a result of the fees associated with securities lending that began late in the second quarter of 2001. Expense increases also occurred in other categories, such as supplies, bad debts and interest expense. Partially offsetting these increases was a decrease in the expense related to the settlement of certain litigation in 2001, for which there was no similar expense in 2002.

Income Tax Provision

        We recorded a tax provision of $50.7 million in 2001, compared to $60.2 million in 2002. The effective tax rate was 40.3% in 2001 and 39.0% in 2002. The decline in the effective tax rate in 2002 resulted primarily from the favorable resolution of an outstanding income tax matter with the Internal Revenue Service.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Overview

        Our operations for the year ended December 31, 2001 resulted in net income of $75.1 million compared to a net loss of $10.5 million for the year ended December 31, 2000. Our improved operating results were driven by a $170.0 million, or 75.1%, increase in total revenues. Net revenues increased $160.6 million, or 70.9%. This increase in revenues was partially offset by a $19.6 million, or 8.1%, increase in expenses in 2001 when compared to 2000. Excluding stock-based compensation, which represented a non-cash expense of $6.2 million in 2001 and $8.2 million in 2000, our net income for 2001 would have been $78.8 million compared to a loss of $5.3 million for 2000.

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

Revenues

        Total revenues increased $170.0 million, or 75.1%, from $226.6 million for 2000 to $396.6 million for 2001. Net revenues increased $160.6 million, or 70.9%, from 2000 to 2001. The increase in revenues was attributable primarily to a 78.9% increase in average daily trading volume in 2001, establishing an exchange record and making our exchange the largest futures exchange in the United States, based on annual trading volume, for the first time. In 2001, we also experienced record levels of electronic trading that resulted in average daily GLOBEX volume of 326,274 contracts, representing 19.9% of our trading volume and an increase of 138.3% compared to 2000. These increased volume levels resulted from uncertainty over interest rates and volatility in U.S. stocks, a diverse product offering, our new open access policy for GLOBEX and volume discounts available to customers using our markets to manage their financial risk. Finally, a new pricing framework announced in December 2000 that took effect in the first quarter of 2001 resulted in additional revenue.

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

        In response to the terrorist attacks in the United States, our markets closed early on September 11, 2001, and our exchange remained closed on September 12, 2001. Trading resumed on September 13, 2001. However, equity products did not trade for an additional two business days, until September 17, 2001, when the equity markets in the United States resumed trading.

        In addition to the increase in trading volume, the average rate per contract increased $0.032 from $0.678 for the year ended December 31, 2000 to $0.710 for the year ended December 31, 2001. The increase in 2001 reflects increases in pricing, which were partially offset by volume discounts for our Eurodollar products. These discounts were implemented in January 2001 and expanded in the third quarter of 2001. Also, as a result of the limits on certain GLOBEX fees, the additional trading volume generated through GLOBEX has increased clearing fees but has not necessarily resulted in additional GLOBEX fees.

        The following table shows the average daily trading volume in our four product areas, the portion that was traded electronically through the GLOBEX platform, and clearing and transaction fees revenues expressed in total dollars and as an average rate per contract:

	YEAR ENDED DECEMBER 31
Product Area	2001	2000	Percentage Increase
Interest Rate	1,091,846	550,810	98.2%
Equity	425,149	258,120	64.7
Foreign Exchange	89,290	76,615	16.5
Commodity	34,003	31,575	7.7

Total Volume	1,640,288	917,120	78.9

GLOBEX Volume	326,274	136,928	138.3
GLOBEX Volume as a Percent of Total Volume	19.9%	14.9%
Clearing and Transaction Fees Revenues (in thousands)	$292,459	$156,649
Average Rate per Contract	$0.710	$0.678

        While we experienced increased volume in all products, the most significant increases occurred in interest rate and equity products. This increased volume reflected market dynamics in U.S. stocks and interest rates, as well as the effect of volume discounts and increased access to our electronic trading platform. These measures were designed to stimulate additional activity in a time of volatility in interest rates and U.S. equities.

        Quotation Data Fees.    Quotation data fees increased $12.0 million, or 33.0%, from $36.3 million in 2000 to $48.3 million in 2001. On March 1, 2001, we implemented a fee increase for professional subscribers. At year-end 2001, more than 48,000 subscribers displayed our data on approximately 190,000 screens worldwide. This represented a modest decrease from year-end 2000 when we had approximately 54,000 subscribers displaying our data on more than 196,000 screens. In addition, while we maintained our non-professional market data offering, the service was changed from real-time streaming to one-minute snapshots of market data. This led some of our subscribers to convert to the higher-priced professional service. In addition, our 2000 revenue was adversely impacted by the bankruptcy filing of one of the larger resellers of our quotes.

        GLOBEX Access Fees.    GLOBEX access fees increased $8.0 million, or 201.9%, from $4.0 million in 2000 to $12.0 million in 2001. This increase was primarily attributable to the growth in the number of GLOBEX connections. Our FIX API connections increased from approximately 60 at December 31, 2000 to approximately 175 at December 31, 2001. These connections generally are used by clearing firms and allow multiple users to access GLOBEX. In addition, our GLOBEX Trader-Internet connections, a new access choice in 2001, grew to approximately 250 connections. Also contributing to the increase in revenue were changes to fees charged for access to GLOBEX in 2001 that were partially offset by a decrease in dedicated terminals accessing GLOBEX.

        Communication Fees.    Communication fees were relatively constant, experiencing a decrease of $0.1 million, from $9.4 million in 2000 to $9.3 million in 2001.

        Investment Income.    Investment income decreased $0.7 million, or 8.0%, from $9.7 million in 2000 to $9.0 million in 2001. The decline resulted primarily from a decrease in interest rates, which had a negative impact on the rate earned on funds invested. Also, there was a $0.2 million decrease in the investment results of our non-qualified deferred compensation plan, which did not impact our net income as there was an equal reduction to our salaries and benefits expense. Partially offsetting these decreases was investment income generated by additional funds available for investment in marketable securities as a result of our improved financial performance. Also, cash performance bonds deposited by clearing firms increased from 2000 to 2001, resulting in additional investment income in 2001.

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

        Other Revenue.    Other revenue increased $4.4 million, or 41.7%, from $10.5 million in 2000 to $14.9 million in 2001. The majority of this increase, or $2.3 million, was attributable to increased fees associated with managing our IEF program. Fees earned are directly related to amounts deposited in each IEF. In addition, the comprehensive pricing changes implemented in the first quarter of 2001 resulted in additional revenue from floor access charges, booth rental on our trading floors and order routing services. Finally, sales of our SPAN software increased by $0.3 million in 2001 compared to 2000. Partially offsetting these increases was a $0.6 million decrease in the trading revenue generated by GFX and our share of the net loss of OneChicago, the joint venture established in August2001 for the trading of single stock futures.

Expenses

        Total operating expenses increased $19.6 million, or 8.1%, from $241.8 million in 2000 to $261.4 million in 2001. The most significant components of this increase were the increase in salaries and benefits expense, professional fees and depreciation and amortization.

        Salaries and Benefits Expense.    Salaries and benefits expense increased $11.1 million, or 11.9%, from $94.1 million in 2000 to $105.2 million in 2001. Included in this expense in 2000 was $4.3 million of one-time expenses relating to the restructuring of management that included a sign-on bonus for our new President and CEO hired in February 2000 and expenses related to severance payments to departing executives with employment contracts. Excluding these one-time charges, salaries and benefits increased $15.5 million, or 17.3%, in 2001 primarily as a result of an increase in overall compensation levels and employee bonus expense, coupled with related increases in pension expense, employment taxes and employee benefits costs. In addition, the average number of employees increased approximately 1% during 2001. This increased headcount resulted in additional salaries and benefits expense of approximately $1.4 million. These increases were compounded by a reduction in the number of technology staff utilized for internally developed software initiatives in 2001 when compared to 2000. As a result, more employee-related costs were expensed, rather than being capitalized as part of the development of internal use software.

        Stock-Based Compensation Expense.    Stock-based compensation, a non-cash expense, decreased $2.0 million, from $8.2 million in 2000 to $6.2 million in 2001. The stock option granted in 2000 to our CEO represents $3.5 million of stock-based compensation expense in 2001. Employee stock options, granted in May and July 2001, and restricted stock granted in May 2001 comprise the balance of this expense. The total expense associated with a stock option is calculated at the date of grant using the fair value method. Since we have elected an accelerated method for recognizing this expense, a greater percentage of the total expense is recognized in the first year of the vesting period. The decline in expense in 2001 is a result of the higher expense recognized in 2000 related to the CEO option, which is partially offset by the employee grants awarded in 2001.

        Occupancy Expense.    Occupancy expense increased $0.8 million, or 4.0%, from $19.6 million in 2000 to $20.4 million in 2001. This is primarily the result of an increase in rent expense related to our trading floors, as a portion of this rent is directly related to increased open outcry trading volume.

        Professional Fees, Outside Services and Licenses Expense.    Professional fees, outside services and licenses increased $4.2 million, or 18.0%, from $23.1 million in 2000 to $27.3 million in 2001. Professional fees for technology-related initiatives, net of the reduction for the portion that relates to the development of internal use software and is capitalized rather than expensed, increased $4.5 million in 2001 when compared to 2000. Major initiatives in 2001 included improvements to the Application Program Interface (API) to GLOBEX, work on enhancing the ability to execute sophisticated spread trades in GLOBEX and improvements to our Web site. In addition, there was a $0.9 million increase in license fees resulting from increased stock index product trading volume. We also incurred fees in 2001 relating to our reorganization into a holding company structure. In 2000, we completed our management restructuring and demutualization that resulted in recruiting, legal and other professional fees that were not repeated in 2001.

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

        Depreciation and Amortization Expense.    Depreciation and amortization expense increased $4.1 million, or 12.4%, from $33.5 million in 2000 to $37.6 million in 2001. This increase was attributable primarily to depreciation of the cost of equipment and software purchased late in 2000, as well as amortization on internally developed software completed in 2001 and the second half of 2000.

        Public Relations and Promotion Expense.    Public relations and promotion expense increased $1.1 million, or 21.2%, from $5.2 million in 2000 to $6.3 million in 2001. In response to the terrorist attacks on September 11, 2001, we established the Chicago Mercantile Exchange Foundation with an initial contribution of $1.0 million to be distributed to those affected by the events of September 11, 2001. In addition, in 2001 promotion expense was affected by increased spending on direct advertising offset by reduced expenditures for trade shows and specific product promotions.

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

Income Tax Provision

        We recorded a tax provision of $50.7 million in 2001, compared to a tax benefit of $5.9 million in 2000. The effective tax rate was 40.3% in 2001 and 36.1% in 2000.

Liquidity and Capital Resources

        Cash and cash equivalents totaled $339.3 million at December 31, 2002 compared to $69.1 million at December 31, 2001. The $270.2 million increase from December 31, 2001 to December 31, 2002 resulted primarily from the change in our investment policy to convert our marketable securities to more short-term investments. Our revised investment policy, implemented in the third quarter of 2002, allows us to invest in institutional money market funds with a fund balance over $1.0 billion and certain U.S. Treasury and Government agency securities, provided these securities will mature at par value within seven days of purchase. This new policy resulted in a $148.6 million increase in the balances invested in money market funds and securities that are treated as cash equivalents. In addition, our initial public offering was completed on December 11, 2002 and resulted in net proceeds of approximately $117.5 million.Our operations for the year ended December 31, 2002 also contributed to the increase in cash and cash equivalents since December 31, 2001. Partially offsetting these increases was the June 28, 2002 payment of a $17.3 million dividend to owners of our common stock. During 2002 and 2001, the balance retained in cash and cash equivalents was a function of anticipated or possible short-term cash needs, prevailing interest rates, our investment policy and alternative investment choices.

        Other current assets readily convertible into cash include accounts receivable. When combined with cash and cash equivalents, these assets represented 72.0% of our total assets at December 31, 2002, excluding cash performance bonds and security deposits and investment of securities lending proceeds, compared to 33.4% at December 31, 2001. The increase from December 31, 2001 to year-end 2002 resulted primarily from the net proceeds of our initial public offering and cash generated by operations during 2002, and was partially offset by purchases of capital assets and the dividend payment. Cash performance bonds and security deposits, as well as investment of securities lending proceeds, are excluded from total assets and total liabilities for purposes of this comparison.

        Each clearing firm is required to deposit and maintain a specified performance bond balance based on the number of open contracts at the end of each trading day. Performance bond requirements can be satisfied with cash, U.S. Government securities, bank letters of credit or other approved investments. Cash performance bonds and security deposits are included in our consolidated balance sheets and fluctuate due to the investment choices available to clearing firms and changes in the amount of deposits required. Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. The balance in our securities lending activity fluctuates based on the amount of securities that clearing firms have deposited and the demand for securities lending activity in the particular securities available to us. As a result of these factors, the balances in cash performance bonds and security deposits, as well as the balances in our securities lending program, may fluctuate significantly over time. In general, the balance of cash performance bonds and security deposits has increased in recent years. Our securities lending program began in June 2001. Since that time, our securities lending balances have, as of the end of each quarter, ranged from a low of approximately $131.3 million at September 30, 2001 to a high of $985.5 million at December 31, 2002.

        Cash performance bonds and security deposits and securities lending proceeds consisted of the following at December 31, 2002 and 2001:

(in thousands)	2002	2001
Cash Performance Bonds	$1,805,052	$848,391
Cash Security Deposits	22,939	6,836

Total Cash Performance Bonds and Security Deposits	$1,827,991	$855,227
Proceeds from Securities Lending and Payable Under
Securities Lending Agreements	985,500	882,555

Total	$2,813,491	$1,737,782

        As discussed above, clearing firms may also deposit U.S. Government securities and other approved investments, including deposits in our IEF program, to satisfy their performance bond and security deposit requirements. With the exception of the portion of securities deposited that are utilized in our securities lending program, assets of this nature are not included in our consolidated balance sheets. We are required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of customers. In addition, our exchange rules require a segregation of all funds and securities deposited by clearing firms from exchange operating funds and securities. As with cash performance bonds and security deposits, these balances will fluctuate due to the investment choices available to clearing firms and the change in the amount of total deposits required. Securities, at fair market value, and IEF funds were deposited for the following purposes at December 31, 2002 and 2001:

(in thousands)	2002	2001
Performance Bonds	$25,278,903	$27,208,994
Security Deposits	896,192	694,323
Cross-margin Securities Held Jointly with
Options Clearing Corporation	636,848	422,996

Total	$26,811,943	$28,326,313

        Included in other assets at December 31, 2002 is $17.3 million of deferred tax assets resulting primarily from depreciation, stock-based compensation and deferred compensation. There is no valuation reserve for these assets as we expect to fully realize their value in the future based on our expectation of future taxable income.

        Historically, we have met our funding requirements from operations. Net cash provided by operating activities was $141.1 million for 2002 and $120.6 million for 2001. The cash provided by operations increased in 2002 as a result of our improved operating results. The net cash provided by operating activities exceeded our net income in 2002 primarily as a result of non-cash expenses, such as depreciation, which do not adversely impact our cash flow.

        Cash provided by investing activities was $34.4 million for 2002 compared to cash used in investing activities of $78.2 million for 2001. The increase of $112.6 million is primarily due to the $93.8 million of proceeds received from the sale of marketable securities in excess of the cash required to purchase marketable securities as a result of the change in our investment policy. By comparison, purchases of securities exceeded sales and maturities in 2001, resulting in a net use of cash of $46.5 million. Cash used to acquire property and software increased $25.9 million, from $30.4 million for 2001 to $56.3 million for 2002. Purchases of software and equipment and leasehold improvements in 2002 included $14.5 million for our remote data center, which became operational in late September 2002, and $4.5 million to accommodate trading in single stock futures. An additional investment in OneChicago of $3.1 million was made in 2002. We continue to fund capital expenditures from current operating funds.

        Cash provided by financing activities was $94.7 million for the year ended December 31, 2002 compared to cash used in financing activities of $3.9 million for 2001. The increase is due to the net proceeds received from our initial public offering in December 2002. Partially offsetting this increase was the cash dividend of $0.60 per share on Class A and Class B shares of common stock that was declared by our Board of Directors on June 4, 2002 for shareholders of record on June 17, 2002. The dividend was paid on June 28, 2002 and totaled $17.3 million. In addition, cash used in financing activities for both periods includes regularly scheduled payments on long-term debt related to our capital lease obligations.

        We intend to pay regular quarterly dividends to our shareholders beginning in the first quarter of 2003. The annual dividend target will be approximately 20% of prior year's cash earnings. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deem relevant. On February 5, 2003 the Board of Directors declared a regular quarterly dividend of $0.14 per share to be paid on March 25, 2003 for shareholders of record on March 10, 2003. The dividend payment will total $4.6 million.

        We maintain a $500.0 million line of credit with a consortium of banks to be used in certain situations, such as a disruption in the domestic payments system that would delay settlement between our exchange and our clearing firms or in the event of a clearing firm default. The line of credit has never been utilized. On October 18, 2002, at the annual renewal date, the line of credit was renewed for the same amount and with substantially the same terms. The credit agreement continues to be collateralized by clearing firm security deposits held by us in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2.

        In addition, as of December 31, 2002, we were contingently liable on irrevocable letters of credit totaling $55.0 million in connection with our mutual offset system with The Singapore Derivatives Exchange Ltd. We also guarantee the principal for funds invested in the first IEF facility, which had a balance of $350.0 million as of December 31, 2002.

        CME also guarantees a $2.5 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its foreign exchange and Eurodollar futures position. The letter of credit will be utilized in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place performance bond deposits with its clearing firm. In the unlikely event of a payment default by GFX, GFX's performance bond would first be used to cover the deficit. If this amount is not sufficient, the letter of credit would be used, and finally CME would guarantee the remaining deficit, if any.

        In August 2002, the lawsuit relating to Wagner patent 4,903,201 entitled "Automated Futures Trade Exchange" was settled for $15.0 million. The settlement required an initial payment of $5.0 million in September 2002 and requires five subsequent annual payments of $2.0 million each beginning in August 2003. The entire expense related to this settlement was recognized in the third quarter of 2002, at its present value of $13.7 million. In December 2002, we settled a dispute with Euronext-Paris, our licensor of the NSC software, that was the subject of the patent litigation. Under the terms of this settlement, Euronext-Paris has agreed to make payments to us totaling $7.5 million, representing one-half of the total payments agreed to in our settlement of the Wagner patent litigation. These funds will be received in two payments of $3.75 million each, with the first payment received in January 2003 followed by a final payment to be received in December 2003. The present value of the payments to be received was recognized in the fourth quarter of 2002 as a reduction of the patent litigation settlement expense recognized in the third quarter of 2002.

        Capital expenditures, which includes expenditures for purchased and internally developed software as well as equipment acquired utilizing capital leases, have varied significantly from 2000 through 2002, as demonstrated in the table below:

	YEAR ENDED DECEMBER 31
(in millions, except percentages)
	2002	2001	2000
Total Capital Expenditures	$56.9	$36.5	$27.1
Technology	50.9	32.3	21.6
Percent for Technology	89.4%	88.3%	79.9%

        This highlights our commitment to continual enhancements to the technology we employ. In 2002, capital expenditures included $19.1 million for purchased and internally developed software, $28.1 million for equipment purchased for our data centers and $3.1 million for leasehold improvements at our remote data center. In 2001, capital expenditures for technology included $13.9 million for purchased and internally developed software, as well as $17.3 million in equipment purchases for our data centers. These purchases were attributable primarily to increased capacity requirements and performance enhancements to our electronic platform as a result of higher trading volume. This necessitated additional equipment and software licenses. Continued capital expenditures for technology are anticipated as we continue to expand our electronic trading platform and improve the technology utilized as part of our open outcry facilities.

        Each year capital expenditures also are incurred for improvements to our trading floor facilities, offices, telecommunications capabilities and other operating equipment.

        If operations do not provide sufficient funds to complete capital expenditures, short-term investments can be reduced to provide the needed funds, or assets can be acquired through capital leases.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents interest rate risk relating to the marketable securities that are available for sale, as well as derivatives trading risk associated with GFX. With respect to interest rate risk, a change in market interest rates would impact interest income from temporary cash investments, cash performance bonds and security deposits, variable rate marketable securities and new purchases of marketable securities. Changes in market interest rates also would have an effect on the fair value of any marketable securities owned. However, as a result of our new investment policy that became effective in the third quarter of 2002, we invest only in cash equivalents composed primarily of institutional money market mutual funds and obligations of the U.S. Government and its agencies with maturities of seven days or less. Prior to the recent change in our investment policy, we monitored interest rate risk by completing regular reviews of our marketable securities portfolio and its sensitivity to changes in the general level of interest rates, commonly referred to as a portfolio's duration. We controlled the duration of the portfolio primarily through the purchase of individual marketable securities having a duration consistent with our overall investment policy. In addition, under our prior investment policy, we would generally hold marketable securities to maturity, which acted as a further mitigating factor with respect to interest rate risk. GFX engages in the purchase and sale of our foreign exchange and Eurodollar futures contracts on the GLOBEX electronic trading platform to promote liquidity in our products and subsequently enters into offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market to limit market risk. Any potential impact on earnings from a change in foreign exchange rates would not be significant. Net position limits are established for each trader and currently amount to $12.0 million in aggregate notional value.

        Interest Rate Risk.    Interest income from marketable securities, temporary cash investments, cash performance bonds and security deposits was $5.9 million in 2002, $8.9 million in 2001 and $9.7 million in 2000. Our marketable securities experienced net realized and unrealized gains of $2.2 million in 2002, $0.7 million in 2001 and $0.6 million in 2000. At December 31, 2002, we owned no marketable securities. As a result of a change in our investment policy,marketable securities previously owned were sold during the third quarter of 2002. The proceeds from the sale of these securities have been invested in other short-term liquid investments, primarily in institutional money market mutual funds and U.S. Government and agency securities that mature within seven days of purchase.

        Derivatives Trading Risk.    At December 31, 2002, GFX held futures positions with a notional value of $51.9 million, offset by a similar amount of spot foreign exchange positions. All positions are marked to market through a charge or credit to other revenue on a daily basis. Net trading gains were $3.2 million for the year ended December 31, 2002 and $3.8 million for the year ended 2001.

        At December 31, 2001, futures positions held by GFX had a notional value of $102.3 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position.

Accounting Matters

        Recent Accounting Pronouncements.    In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees, including indemnification arrangements, to be recorded at fair value at inception, and also requires a guarantor to make significant new disclosures. For those arrangements where the company receives an explicit fee for the guarantee, FIN No. 45 requires that the company defer the fee and recognize it over the life of the arrangement. For arrangements where no explicit fee is received, FIN No. 45 requires a liability to be recorded and amortized over the life of the arrangement, along with an offsetting asset, depending on the arrangement. The company will adopt the accounting provisions of FIN No. 45 for guarantees issued beginning January 1, 2003, and has adopted the disclosure provisions for all existing guarantees as of December 31, 2002. The company is currently evaluating the impact of adopting the accounting provisions of FIN No. 45 on its consolidated financial statements.

        In January 2003, the FASB issued Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." The objective of FIN No. 46 is to improve financial reporting by achieving more consistent application of consolidation policies to variable interest entities (also referred to as special-purpose entities) and, thus, to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. Prior to the issuance of FIN No. 46, a company would generally not have to include another entity in its consolidated financial statements unless it controlled the entity through voting interest. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The company will adopt FIN No. 46 on July 1, 2003 and is currently evaluating the impact of adopting FIN No. 46 on its consolidated financial statements.

MANAGEMENT'S FINANCIAL RESPONSIBILITY AND
REPORT OF INDEPENDENT AUDITORS

        Management is responsible for preparation of the accompanying consolidated financial statements. The statements were prepared in accordance with accounting principles generally accepted in the United States, which included amounts based on management's best estimates and judgments.

        Ernst & Young LLP, independent auditor, audited our consolidated financial statements as described in their report.

        The Company maintains financial control systems designed to provide reasonable assurance, at appropriate cost, that transactions authorized by management are recorded and reported properly in the consolidated financial statements, and that assets are adequately safeguarded. The control environment is complemented by the Company's internal audit function, which evaluates the adequacy of controls, policies and procedures, as well as adherence to them, and recommends improvements when applicable.

        The Audit Committee of the Board of Directors meets with Ernst & Young LLP and the internal auditors in the presence of management, as well as privately, without management present. It monitors and reviews matters relating to internal controls, accounting, auditing, financial reporting and auditor independence. Both the internal auditors and the independent auditors have unrestricted access to the Committee.

/s/ JAMES J. MCNULTY James J. McNulty President and Chief Executive Officer	/s/ DAVID G. GOMACH David G. Gomach Managing Director and Chief Financial Officer	/s/ NANCY W. GOBLE Nancy W. Goble Managing Director and Chief Accounting Officer

To the Board of Directors and Shareholders of Chicago Mercantile Exchange Holdings Inc.:

        We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Holdings Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chicago Mercantile Exchange Holdings Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 16 to the financial statements, in 2002 the Company changed its method of accounting for stock-based compensation.

/s/ ERNST & YOUNG LLP Ernst & Young LLP Chicago, Illinois January 28, 2003

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	AT DECEMBER 31
(in thousands, except share data)	2002	2001 (restated)
Assets
Current Assets:
Cash and cash equivalents	$339,260	$69,101
Proceeds from securities lending activities	985,500	882,555
Marketable securities	—	91,570
Accounts receivable, net of allowance of $1,232 and $962	50,865	40,986
Other current assets	11,515	6,671
Cash performance bonds and security deposits	1,827,991	855,227

Total current assets	3,215,131	1,946,110
Property, net of accumulated depreciation and amortization	109,563	100,991
Other assets	30,322	19,777

Total Assets	$3,355,016	$2,066,878

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$27,607	$23,834
Payable under securities lending agreements	985,500	882,555
Other current liabilities	48,396	40,229
Cash performance bonds and security deposits	1,827,991	855,227

Total current liabilities	2,889,494	1,801,845
Long-term debt	2,328	6,650
Other liabilities	17,055	10,017

Total liabilities	2,908,877	1,818,512

Shareholders' Equity:
Preferred stock, $0.01 par value, 9,860,000 shares authorized, none issued and outstanding	—	—
Series A junior participating preferred stock, $0.01 par value, 140,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value, 138,000,000 shares authorized, 32,530,372 shares issued and outstanding as of December 31, 2002 and 28,771,562 shares issued and outstanding as of December 31, 2001	325	288
Class B common stock, $0.01 par value, 3,138 shares authorized, issued and outstanding	—	—
Additional paid-in capital	179,669	59,229
Unearned restricted stock compensation	(665)	(1,461)
Retained earnings	266,810	190,033
Accumulated net unrealized gains on securities	—	277

Total shareholders' equity	446,139	248,366

Total Liabilities and Shareholders' Equity	$3,355,016	$2,066,878

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31
(in thousands, except share and per share data)	2002	2001 (restated)	2000 (restated)
Revenues
Clearing and transaction fees	$356,396	$292,459	$156,649
Quotation data fees	48,717	48,250	36,285
GLOBEX access fees	12,945	11,987	3,971
Communication fees	9,733	9,330	9,391
Investment income	7,740	8,956	9,736
Securities lending interest income	18,169	10,744	—
Other	15,379	14,904	10,520

Total Revenues	469,079	396,630	226,552
Securities lending interest expense	(15,902)	(9,477)	—

Net Revenues	453,177	387,153	226,552

Expenses
Salaries and benefits	114,899	105,227	94,067
Stock-based compensation	3,811	6,238	8,211
Occupancy	22,400	20,420	19,629
Professional fees, outside services and licenses	32,549	27,289	23,131
Communications and computer and software maintenance	46,569	43,598	41,920
Depreciation and amortization	48,509	37,639	33,489
Patent litigation settlement	6,240	—	—
Public relations and promotion	6,514	6,326	5,219
Other	17,457	14,650	16,148

Total Expenses	298,948	261,387	241,814

Income (loss) before limited partners' interest in PMT and income taxes	154,229	125,766	(15,262)
Limited partners' interest in earnings of PMT	—	—	(1,165)
Income tax (provision) benefit	(60,162)	(50,658)	5,931

Net Income (Loss)	$94,067	$75,108	$(10,496)

Earnings (Loss) per Common Share:
Basic	$3.24	$2.61	$(0.36)
Diluted	3.13	2.57	—
Weighted average number of common shares:
Basic	29,066,242	28,774,700	28,774,700
Diluted	30,060,537	29,240,432	—

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			Common Stock and Additional Paid-In Capital
						Accumulated Net Unrealized Securities Gains (Losses)
	Class A Common Stock	Class B Common Stock
				Unearned Restricted Stock Compensation
(in thousands, except share and per share data)					Retained Earnings		Total Shareholders' Equity
	Shares	Shares	Amount
Balance Dec. 31, 1999	—	—	$43,605	$—	$125,421	$(363)	$168,663
Comprehensive income:
Net loss					(10,496)		(10,496)
Change in net unrealized gain on securities, net of tax of $234						352	352

Total comprehensive income							(10,144)
Stock-based compensation			7,743				7,743
Issuance of Class A common stock	28,771,562
Issuance of Class B common stock		3,138

Balance Dec. 31, 2000 (restated)	28,771,562	3,138	$51,348	—	$114,925	$(11)	$166,262
Comprehensive income:
Net income					75,108		75,108
Change in net unrealized gain on securities, net of tax of $192						288	288

Total comprehensive income							75,396
Stock-based compensation			5,734				5,734
Grant of 119,000 shares of restricted Class A common stock			2,435	(2,435)			—
Amortization of unearned restricted Class A common stock				974			974

Balance Dec. 31, 2001 (restated)	28,771,562	3,138	$59,517	$(1,461)	$190,033	$277	$248,366
Comprehensive income:
Net income					94,067		94,067
Change in net unrealized gain on securities, net of tax of $184						(277)	(277)

Total comprehensive income							93,790
Net proceeds from initial public offering	3,712,660		117,459				117,459
Exercise of stock options	150		3				3
Cash dividend on common stock of $0.60 per share					(17,290)		(17,290)
Vesting of issued restricted Class A common stock	46,000
Stock-based compensation			3,015				3,015
Amortization of unearned restricted Class A common stock				796			796

Balance Dec. 31, 2002	32,530,372	3,138	$179,994	$(665)	$266,810	$—	$446,139

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31
(in thousands)	2002	2001 (restated)	2000 (restated)
Cash Flows from Operating Activities:
Net income (loss)	$94,067	$75,108	$(10,496)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	48,509	37,639	33,489
Stock-based compensation	3,811	6,238	8,211
Deferred income tax benefit	(5,637)	(4,283)	(1,781)
Loss on investment in joint venture	2,876	281	—
Limited partners' interest in earnings of PMT	—	—	1,165
Loss (gain) on sale of marketable securities	(2,658)	(226)	14
Loss on disposal of fixed assets	7	—	—
Write-off of internally developed software	—	262	2,739
Increase (decrease) in allowance for doubtful accounts	270	(738)	1,350
Increase in accounts receivable	(10,149)	(11,722)	(8,307)
Decrease (increase) in other current assets	(4,844)	1,206	1,416
Decrease (increase) in other assets	(4,717)	(415)	859
Increase (decrease) in accounts payable	3,773	11,937	(3,821)
Increase in other current liabilities	8,792	8,213	7,120
Increase (decrease) in other liabilities	7,038	(2,931)	1,011

Net Cash Provided by Operating Activities	141,138	120,569	32,969

Cash Flows From Investing Activities:
Purchases of property, net	(56,341)	(30,367)	(25,171)
Capital contributions to joint venture	(3,071)	(1,316)	—
Purchases of marketable securities	(43,956)	(94,008)	(43,116)
Proceeds from sales and maturities of marketable securities	137,723	47,470	59,518
Purchase of limited partners' interest in PMT	—	—	(4,183)

Net Cash Provided by (Used in) Investment Activities	34,355	(78,221)	(12,952)

Cash Flows From Financing Activities:
Payments on long-term debt	(5,506)	(3,902)	(3,611)
Cash dividends	(17,290)	—	—
Proceeds from exercised stock options	3	—	—
Net proceeds from initial public offering	117,459	—	—

Net Cash Provided by (Used in) Financing Activities:	94,666	(3,902)	(3,611)

Net increase in cash and cash equivalents	270,159	38,446	16,406
Cash and cash equivalents, beginning of year	69,101	30,655	14,249

Cash and Cash Equivalents, End of Year	$339,260	$69,101	$30,655

Supplemental Disclosure Of Cash Flow Information:
Interest paid	$599	$627	$892
Income taxes paid (refunded)	64,728	49,062	(5,471)
Capital leases—asset additions and related obligations	558	6,156	1,907

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation and Description of Business

        Chicago Mercantile Exchange Holdings Inc. (CME Holdings) is a Delaware stock corporation organized in August 2001 to be the holding company for Chicago Mercantile Exchange Inc. and its subsidiaries (CME or the exchange). CME became a wholly owned subsidiary of CME Holdings through a merger of a subsidiary of CME Holdings with and into CME that was completed on December 3, 2001. At that time, existing shareholders received stock in CME Holdings for stock in CME. On December 11, 2002, CME Holdings completed an initial public offering of an additional 3.7 million shares of Class A common stock, and the Class A common stock not subject to transfer restrictions is now traded on the New York Stock Exchange (note 15). The consolidated financial statements include Chicago Mercantile Exchange Inc. and its controlled subsidiaries, which include P-M-T Limited Partnership (PMT) and GFX Corporation (GFX) as well as the holding company, CMEHoldings (collectively, the company). All intercompany transactions have been eliminated in consolidation.

        The merger of CME into CME Holdings was accounted for as a pooling of interests because of the common owners before and after the transaction. These financial statements have been prepared as if the current holding company structure had been in place for all periods presented. The assets of CME Holdings consist of the net proceeds of the initial public offering and its investment in CME. CME Holdings has no liabilities other than income tax liabilities arising from investment income.

        CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through open outcry, an electronic trading platform and privately negotiated transactions. Through its in-house Clearing House Division, CME clears, settles, nets and guarantees performance of all matched transactions in its products.

        CME resulted from the completion of a demutualization process whereby Chicago Mercantile Exchange, an Illinois not-for-profit membership organization, became a Delaware for-profit stock corporation. The transaction resulted in the conversion of membership interests in the Illinois corporation into stock ownership in the Delaware corporation and was completed on November 13, 2000. When the membership of the exchange approved the demutualization process, the holders of the units of PMT also approved the cash purchase of the assets and business of PMT by the exchange (note 17).

2.    Summary of Significant Accounting Policies

        Cash and Cash Equivalents.    Cash equivalents consist of money market mutual funds and highly liquid investments with maturities of three months or less when purchased.

        Marketable Securities.    Marketable securities generally have been classified as available for sale and are carried at fair value based on quoted market prices, with net unrealized gains and losses reported net of tax as a component of shareholders'equity. Interest on marketable securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification.

        Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in other assets in the accompanying consolidated balance sheets at fair value, and net unrealized gains and losses are reflected in investment income.

        Fair Value of Financial Instruments.    Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

        Accounts Receivable.    In the ordinary course of business, a significant portion of accounts receivable and revenues are from shareholders of the company. At December 31, 2002, there were approximately 70 clearing firms that are also shareholders. One firm with a significant portion of customer revenue, represented approximately 11% of our net revenues in 2002. Should a clearing firm withdraw from the exchange, management believes the customer portion of that firm's trading activity would likely transfer to another clearing firm. Therefore, management does not believe the company is exposed to significant risk from the loss of revenue received from a particular clearing firm.

        Performance Bonds and Security Deposits.    Performance bonds and security deposits held by the exchange for clearing firms may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying consolidated balance sheets. Cash received may be invested, and any interest received accrues to the exchange. These investments are overnight transactions in U.S. Government securities acquired through and held by a broker-dealer of a subsidiary of a bank.

        Securities deposited by clearing firms consist primarily of short-term U.S. Treasury securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, although a portion of the clearing firms' proprietary performance bond deposits may be utilized in securities lending transactions. Interest and gain or loss on securities deposited to satisfy performance bond and security deposit requirements accrues to the clearing firm.

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

        Software.    The company capitalizes certain costs of developing internal software in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). Capitalized costs generally are amortized over three years, commencing with the completion of the project. The depreciable life of purchased software is four years.

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

        Revenue Recognition.    The company's revenue recognition policies comply with Staff Accounting Bulletin No. 101 on revenue recognition.

        Clearing and Transaction Fees.    Clearing and transaction fees include per contract charges for trade execution, clearing and GLOBEX fees. Fees are charged at various rates based on the product traded, the method of trade and the exchange trading privileges of the customer making the trade. Clearing and transaction fees are recognized as revenue when a buy and sell order are matched and the trade is cleared. Therefore, cancelled buy and sell orders have no impact on revenue recognition. On occasion, the customer's exchange trading privileges may not be properly entered by the clearing firm, and incorrect fees are charged for the transactions in the affected accounts. When this information is corrected within the time period allowed by the exchange, a fee adjustment is provided to the clearing firm. An accrual is established for estimated fee adjustments to reflect corrections to customer exchange trading privileges. The accrual is based on the historical pattern of adjustments processed. CME believes the allowances are adequate to cover potential adjustments. Exposure to losses on receivables for clearing and transaction fees is dependent on each clearing firm's financial condition as well as the Class A and B shares that collateralize fees owed to the exchange. The exchange retains the right to liquidate shares to satisfy a clearing firm's receivable.

        Quotation Data Fees.    Quotation data fees represent revenue received for the dissemination of market information. Revenues are accrued each month based on the number of subscribers reported by vendors. CME conducts periodic audits of the information provided and assesses additional fees as necessary. An allowance is established to cover uncollectible receivables from the market data vendors.

        GLOBEX Access Fees.    GLOBEX access fees represent fees for connections to the electronic trading platform and include line charges, license fees for GLOBEX software and hardware rental charges. The fees vary depending on the type of connection provided. An additional installation fee may be charged depending on the type of service requested and a disconnection fee may also be charged if certain conditions are met. Revenue is recognized monthly as the service is provided. An allowance is established to cover uncollectible receivables relating to GLOBEX access fees.

        Communication Fees.    Communication fees consist of equipment rental and usage charges to members and firms that utilize the various telecommunications networks and services in the Chicago facility. Revenue is billed and recognized on a monthly basis.

        Stock-Based Compensation.    As part of the demutualization, the company established an Omnibus Stock Plan. In 2000, a stock option was granted to the Chief Executive Officer, and stock awards were granted to certain other employees in 2001 and 2002 (note 16). Through September 30, 2002, the company accounted for these stock grants under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Stock-based compensation was reflected in the financial statements as a result of restricted stock granted to certain employees and the required variable accounting treatment for the option granted to the Chief Executive Officer. At year-end 2002, the company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended. Under provisions of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," the company also elected to adopt the retroactive restatement method. All prior periods presented have been restated to reflect the stock-based compensation expense that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all options granted to employees. The company has elected to recognize expense relating to stock-based compensation on an accelerated basis. As a result, the expense associated with each vesting date within a stock grant is recognized over the period of time that each portion of the grant vested.

        Marketing Costs.    Marketing costs are incurred for production and communication of advertising as well as other marketing activities. These costs are expensed when incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

        Income Taxes.    Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and arise from temporary differences between amounts reported for income tax and financial statement purposes. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

        Segment Reporting.    The company operates in two segments, CME and GFX. Based on materiality, GFX is not a reportable segment, and as a result there is no disclosure of segment information.

        Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements, as well as the amounts of revenues and expenses reported during the period, and to disclose contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

        Reclassifications.    Certain reclassifications have been made to the consolidated financial statements to provide consistent presentation for all periods presented.

        Recent Accounting Pronouncements.    In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires certain guarantees, including indemnification arrangements, to be recorded at fair value at inception, and also requires a guarantor to make significant new disclosures. For those arrangements where the company receives an explicit fee for the guarantee, FIN No. 45 requires that the company defer the fee and recognize it over the life of the arrangement. For arrangements where no explicit fee is received, FIN No. 45 requires a liability to be recorded and amortized over the life of the arrangement, along with an offsetting asset, depending on the arrangement. The company will adopt the accounting provisions of FIN No. 45 for guarantees issued beginning January 1, 2003, and has adopted the disclosure provisions for all existing guarantees as of December 31, 2002. The company is currently evaluating the impact of adopting the accounting provisions of FIN No. 45 on its consolidated financial statements.

        In January 2003, the FASB issued Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." The objective of FIN No. 46 is to improve financial reporting by achieving more consistent application of consolidation policies to variable interest entities (also referred to as special-purpose entities) and, thus, to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. Prior to the issuance of FIN No. 46, a company would generally not have to include another entity in its consolidated financial statements unless it controlled the entity through voting interest. FIN No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The company will adopt FIN No. 46 on July 1, 2003 and is currently evaluating the impact of adopting FIN No. 46 on its consolidated financial statements.

3.    Securities Lending

        Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. Under this securities lending program, CME lends a security to a third party and receives collateral in the form of cash. The majority of the cash is then invested on an overnight basis to generate interest income. The related interest expense representspayment to the borrower of the security for the cash collateral retained during the duration of the lending transaction. Securities on loan are marked to market daily and compared to collateral received. At December 31, 2002 and 2001, the fair value of securities on loan was $985.5 million and $882.6 million, respectively. CME's policy allows lending of up to 75% of total available securities. At December 31, 2002 and 2001, securities availabletotaled $3.5 billion and $4.6 billion, respectively. The average daily amount of securities on loan for the year ended December 31, 2002 was $924.1 million. The average daily amount of securities on loan from commencement of the program on June 18, 2001 to December 31, 2001 was $632.6 million. The securities lending activity utilized some of the securities deposited by four clearing firms, one of which is a subsidiary of the bank used for executing this securities lending program. Proceeds from securities lending at December 31, 2002 were invested in a money market mutual fund sponsoredby the bank used in executing this program or held in the form of cash.

4.    Marketable Securities

        In the third quarter of 2002, CME changed its investment policy and converted its marketable securities to short-term investments, resulting in realized gains from the sale of marketable securities of $2.7 million that is included in investment income. The revised investment policy allows CME to invest in institutional money market funds with a fund balance over $1.0 billion and certain U.S. Treasury and Government agency securities, provided these securities will mature at par value within seven days of purchase. Balances in these short-term investments are included in cash and cash equivalents and, as a result, there are no investments classified as marketable securities at December 31, 2002.

        Marketable securities included in current assets at December 31, 2001 were classified as available for sale. The amortized cost and fair value of these securities at December 31, 2001, were as follows:

(in thousands)	Amortized Cost	Fair Value
U.S. Government agency	$26,507	$26,818
State and municipal	57,231	57,390
Corporate debt	7,371	7,362

Total	$91,109	$91,570

        Net unrealized gains (losses) on marketable securities classified as available for sale were reported as a component of comprehensive income and included in the accompanying consolidated statements of shareholders' equity.

5.    Other Current Assets

        Other current assets consisted of the following at December 31:

(in thousands)	2002	2001
Refundable income taxes	$1,214	$1,215
Prepaid pension	2,518	—
Prepaid insurance	2,656	549
Other prepaid expenses	4,572	2.609
Accrued interest receivable	264	1,637
Other	291	661

Total	$11,515	$6,671

6.    Performance Bonds and Security Deposits

        The exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all contracts traded in its markets. In its guarantor role, the exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract. CME bears counterparty credit risk in the event that future market movements create conditions that could lead to clearing firms failing to meet their obligations to the exchange. CME reduces its exposure through a risk management program that includes rigorous initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. Each clearing firm is required to deposit and maintain specified margin in the form of cash, U.S. Government securities, bank letters of credit or other approved investments. All obligations and non-cash margin deposits are marked to market on a daily basis, and haircuts are applied for margin and risk management purposes. Cash performance bonds and security deposits are included in the consolidated balance sheets, and balances may fluctuate significantlyover time due to the investment choices available to clearing firms and the change in the amount of deposits required.

        Clearing firms, at their option, may instruct CME to invest cash on deposit for performance bond purposes in a portfolio of securities that is part of the Interest Earning Facility (IEF) program. The first IEF was organizedin 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of the first IEF totaled $350.0 million at December 31, 2002 and is guaranteed by the exchange. The investment portfolio of these facilities is managed by two of the exchange's approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips and reverse repurchase agreements. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13months. Management believes that the market risk exposure relating to its guarantee is not material to the consolidated financial statements taken as a whole. In 2001, IEF2 was organized. IEF2 offers clearing firms the opportunity to invest cash performance bonds in shares of CME-approved money market mutual funds. Dividends earned on these shares, net of fees, are solely for the account of the clearing firm on whose behalf the shares were purchased. The principal of IEF2 funds is not guaranteed by the exchange. The total principal in all IEF programs was approximately $12.2 billion at December 31, 2002 and $8.3 billion at December 31, 2001.The exchange earned fees under the IEF program in the amount of $5.6 million, $3.3 million and $1.0 million during 2002, 2001 and 2000, respectively. These fees are included as other revenue.

        CME, Options Clearing Corporation (OCC) and New York Clearing Corporation (NYCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain CME futures and options on futures are combined with certain positions cleared by OCC and NYCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME, OCC and NYCC. In addition, CME has a cross-margin agreement with the London Clearing House (LCH), whereby clearing firms'offsetting positions with CME and LCH are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, each clearing house may reduce the firm's performance bond requirements. In April 2002, a cross-margin agreement with the Government Securities Clearing Corporation (GSCC) became effective, whereby clearing firms' offsetting positions with CME and GSCC are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and GSCC, each clearing house may reduce the firm's performance bond requirements.

        Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or approved securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing operating funds of the exchange in excess of amounts needed for normal operations (surplus funds).

        The exchange maintains a $500.0 million secured line of credit with a consortium of banks to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the exchange and its clearing firms (note 18). Clearing firm security deposits received in the form of U.S. Treasury or agency securities, or in moneymarket funds purchased through IEF2, are used to collateralize the secured line of credit.

        The exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, exchange rules require a segregation of all funds deposited by clearing firms from exchange operating funds.

        Cash and securities held as performance bonds and security deposits at fair market value at December 31 were as follows:

	2002		2001
(in thousands)	Cash	Securities and IEF Funds	Cash	Securities and IEF Funds
Performance bonds	$1,805,052	$25,278,903	$848,391	$27,208,994
Security deposits	22,939	896,192	6,836	694,323
Cross-margin securities, held jointly with OCC	—	636,848	—	422,996

Total	$1,827,991	$26,811,943	$855,227	$28,326,313

        With the exception of amounts jointly held with OCC under cross-margin agreements, these performance bonds are available to meet only the financial obligations of that clearing firm to the exchange.

        In addition to cash and securities, irrevocable letters of credit may be used as performance bond deposits. At December 31, these letters of credit, which are not included in the accompanying consolidated balance sheets, were as follows:

(in thousands)	2002	2001
Performance bonds	$495,750	$908,250
Cross-margin accounts	208,900	144,000

Total Letters of Credit	$704,650	$1,052,250

7.    Property

        A summary of the property accounts at December 31 is presented below:

(in thousands)	2002	2001
Furniture, fixtures and equipment	$169,558	$157,997
Leasehold improvements	95,629	90,174
Software and software development costs	68,577	49,691

Total property	333,764	297,862
Less accumulated depreciation and amortization	(224,201)	(196,871)

Property, net	$109,563	$100,991

        Included in property are assets that were acquired through capital leases with a cost of $22.7 million and $22.1 million (and accumulated amortization of $13.6 million and $8.9 million) at December 31, 2002 and 2001, respectively. Depreciation for these assets is included in depreciation and amortization expense.

8.    Other Assets

        Other assets consisted of the following at December 31:

(in thousands)	2002	2001
Deferred compensation assets	$7,481	$6,574
Net deferred tax asset	17,327	11,506
Investment in OneChicago, LLC	4,644	1,035
Other	870	662

Total	$30,322	$19,777

        On August 28, 2001, CME entered into a joint venture, OneChicago, LLC, with the Chicago Board Options Exchange and the Chicago Board of Trade to trade single stock futures and futures on narrow-based stock indexes. As of December 31, 2002, CME owns approximately a 40% interest in the joint venture, and the investment is reflected in the consolidated financial statements using the equity method of accounting. The investment balance at December 31, 2002 represents CME's total capital contribution of $7.8 million, including a $3.4 million capital contribution approved in 2002 but remitted in January 2003. Total capital contributed has been reduced by CME's proportionate share of the joint venture's net loss. The net loss is included in other revenue and totaled $2.9 million and $0.3 million for the years ended December 31, 2002 and 2001, respectively.

        Deferred compensation assets consist primarily of trading securities held in connection with a non-qualified deferred compensation plan. The net unrealized losses relating to the non-qualified deferred compensation plans' trading securities are included in investment income and totaled $0.8 million, $0.3 million and $0.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

9.    Income Taxes

        The provision (benefit) for income taxes is composed of the following:

	YEAR ENDED DECEMBER 31
(in thousands)
	2002	2001	2000
Current:
Federal	$53,811	$45,031	$(3,544)
State	11,988	9,910	(606)

Total	65,799	54,941	(4,150)

Deferred:
Federal	(4,617)	(3,263)	(1,502)
State	(1,020)	(1,020)	(279)

Total	(5,637)	(4,283)	(1,781)

Total Provision (Benefit) for Income Taxes	$60,162	$50,658	$(5,931)

        Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate is as follows:

	YEAR ENDED DECEMBER 31
	2002	2001	2000
Statutory U.S. federal tax rate	35.0%	35.0%	(35.0)%
State taxes, net of federal benefit	4.6	4.6	(3.5)
Tax-exempt interest income	(0.3)	(0.5)	(3.0)
Nondeductible expenses	0.2	0.6	6.8
Other, net	(0.5)	0.6	(1.4)

Effective Tax Rate—Provision (Benefit)	39.0%	40.3%	(36.1)%

        At December 31, the components of deferred tax assets (liabilities) were as follows:

(in thousands)	2002	2001
Deferred Tax Assets:
Depreciation and amortization	$7,685	$7,730
Deferred compensation	3,369	2,678
Accrued expenses	6,525	1,755
Stock-based compensation	5,732	5,404
Other	887	218

Subtotal	24,198	17,785
Valuation allowance	—	—

Deferred Tax Assets	24,198	17,785

Deferred Tax Liabilities:
Software development costs	(6,440)	(5,664)
Net unrealized gains on securities	—	(184)
Other	(431)	(431)

Deferred Tax Liabilities	(6,871)	(6,279)

Net Deferred Tax Asset	$17,327	$11,506

        The company expects to realize the benefit of all deferred tax assets based on the expectation of future taxable income and, therefore, no valuation allowance has been established at December 31, 2002 or 2001.

10.  Other Current Liabilities

        Other current liabilities consisted of the following at December 31:

(in thousands)	2002	2001
Accrued salaries and benefits	$24,143	$23,331
Accrued fee adjustments	3,137	2,241
Current portion of long-term debt	4,669	5,294
Accrued operating expenses	9,844	4,413
Accrued federal and state income taxes	6,312	4,943
Other	291	7

Total	$48,396	$40,229

11.  Commitments

        Leases.    The exchange has commitments under operating and capital leases for certain facilities and equipment that are accounted for in accordance with SFAS No. 13, "Accounting for Leases." Lease commitments for office space at the main location in Chicago expire in the year 2008, with annual minimum rentals ranging from $8.8 million to $9.4 million. The exchange leases trading facilities from the Chicago Mercantile Exchange Trust through October 2005, with annual minimum rentals of approximately $1.3 million, and has an option to extend the term of the lease through October 2026 with three successive seven-year extensions. Minimum annual rent for these extensions begins at $0.7 million for the period from November 2005 through October 2012 and declines to $0.2 million for the last extension from November 2019 through October 2026. Additional rental expense is incurred in connection with the trading facilities based on annual trading volume. This expense totaled $1.2 million, $1.0 million and $0.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. The CME Trust is an entity that was established to provide financial assistance, on a discretionary basis, to customers of any clearing firm that becomes insolvent. No outside parties have any residual interest in the assets of the CME Trust. Leases for other locations where the exchange maintains offices expire at various times through the year 2012 with annual minimum rentals that will not exceed $0.8 million in any year. Total rental expense was approximately $19.9 million in 2002, $18.5 million in 2001 and $17.4 million in 2000.

        Commitments.    Commitments includes long-term liabilities (note 13) as well as contractual obligations that are non-cancelable. These contractual obligations relate to software licenses and maintenance, and telecommunication services. These amounts are expensed as the related services are used.

        Future obligations under commitments in effect at December 31, 2002, including the minimum for operating leases, were as follows:

(in thousands)	Capitalized Leases	Operating Leases	Commitments
2003	$4,992	$10,765	$10,046
2004	2,361	10,277	6,949
2005	—	10,079	3,714
2006	—	9,178	3,253
2007	—	9,401	2,496
Thereafter	—	11,557	—

Total minimum payments	7,353	61,257	26,458
Less sublease commitments	—	(223)	—
Less amount representing interest	(356)	—	(1,272)

Total	$6,997	$61,034	$25,186

        Licensing Agreements.    The exchange has licensing agreements relating to certain stock index products. The license agreement with NASDAQ, relating to the NASDAQ-100 product that is traded on the exchange, expires in 2006, with a five-year extension unless either party gives notice of termination. The licensing agreement with Standard & Poor's Corporation terminates in 2013 and includes a clause to renegotiate potential extensions.

12.  Long-Term Debt

        Long-term debt consists of the long-term portion of capitalized lease obligations.

13.  Other Liabilities

        Other liabilities consisted of the following at December 31:

(in thousands)	2002	2001
Deferred compensation liabilities	$7,481	$6,574
Litigation settlement payable	6,803	—
Software maintenance contract	744	380
Accrued pension liability	—	715
Deferred rent	370	586
Other	1,657	1,762

Total	$17,055	$10,017

14.  Employee Benefit Plans

        Pension Plan.    The exchange maintains a noncontributory defined benefit cash balance pension plan for eligible employees. Employees who have completed a continuous twelve-month period of employment and have reached the age of 21 are eligible to participate. The plan provides for an age-based contribution to the cash balance account and includes salary and cash bonuses in the definition of earnings. Participant cash balance accounts receive an interest credit equal to the greater of the one-year U.S. Treasury bill rate or 4%. Participants become vested in their accounts after five years. The exchange's policy is to currently fund required pension costs by the due dates specified under the Employee Retirement Income Security Act.

        A reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets, the funded status of the plan, certain actuarial assumptions and the components of pension cost are indicated below:

(dollars in thousands)	2002	2001
Change In Benefit Obligation:
Benefit obligation at beginning of year	$19,566	$16,101
Service cost	2,963	2,483
Interest cost	1,661	1,393
Actuarial loss	2,295	1,080
Benefits paid	(1,218)	(1,491)

Benefit Obligation at End of the Year	$25,267	$19,566

Change In Plan Assets:
Fair value of plan assets at beginning of year	$17,898	$13,968
Actual return on plan assets	(934)	(708)
Employer contribution	6,402	6,129
Benefits paid	(1,218)	(1,491)

Fair Value of Assets at End of the Year	$22,148	$17,898

Funded Status at December 31:
Plan assets less than benefit obligation	$(3,119)	$(1,668)
Unrecognized transition asset	(112)	(187)
Unrecognized prior service cost (credit)	1	(125)
Unrecognized net actuarial loss	5,748	1,265

Prepaid (Accrued) Benefit Cost	$2,518	$(715)

	2002	2001	2000
Actuarial Assumptions as of December 31:
Discount rate	6.75%	7.25%	7.50%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	9.00%	9.00%	8.00%

Components of Pension Cost:
Service cost	$2,963	$2,483	$2,235
Interest cost	1,661	1,393	1,207
Expected return on plan assets	(1,443)	(1,145)	(1,017)
Amortization of prior service cost	(44)	(51)	(51)
Amortization of transition asset	(74)	(74)	(74)
Recognized net actuarial gain	106	—	—

Net Pension Cost	$3,169	$2,606	$2,300

        Savings Plan.    The exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to this plan. The exchange matches employee contributions up to 3% of the employee's base salary and makes an additional discretionary contribution of up to 2% of salary. Prior to 2001, this additional contribution was based on increases in annual trading volume. Total expense for the savings plan amounted to $3.1 million, $2.5 million and $2.1 million in 2002, 2001 and 2000, respectively.

        Non-Qualified Plans.    The following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf, are maintained by the exchange. Although not required to do so, the exchange invests such contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the exchange, and totaled approximately $7.5 million and $6.6 million at December 31, 2002 and 2001, respectively.

          Supplemental Plan—The exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan was $0.6 million, $0.4 million and $0.3 million in 2002, 2001 and 2000, respectively.

          Deferred Compensation Plan—A deferred compensation plan is maintained by the exchange, under which eligible officers and members of the Board of Directors may contribute a percentage of their compensation or stipends and defer income taxes thereon until the time of distribution.

          Supplemental Executive Retirement Plan—The exchange maintains a non-qualified defined contribution plan for senior officers. Under this plan, the exchange makes an annual contribution of 8% of salary and bonus for eligible employees. Contributions made after 1996 are subject to a vesting schedule, under which each annual contribution begins to vest after three years and is fully vested after five years. Unvested contributions are returned to the exchange if a participant leaves the employment of the exchange. Total expense for the plan, net of any forfeitures, was $0.8 million, $0.5 million and $42,000 in 2002, 2001 and 2000, respectively.

15.  Capital Stock

        On December 11, 2002, CME Holdings completed the initial public offering of Class A common stock. All 5,463,730 shares of Class A common stock, including an aggregate of 712,660 shares of Class A common stock covered by an over-allotment option granted by CME Holdings to the underwriters, were sold at a price to the public of $35.00 per share. Of the 5,463,730 shares sold in the offering, 3,712,660 shares were sold by CME Holdings and 1,751,070 shares were sold by selling shareholders. The aggregate proceeds to CME Holdings from the offering were approximately $129.9 million, before deducting approximately $9.1 million in underwriting discounts and commissions and an estimated $3.3 million in other expenses incurred in connection with the offering. CME Holdings did not receive any proceeds from the sale of shares by the selling shareholders.

        Shares Outstanding.    As of December 31, 2002, 5,463,730 shares of Class A common stock, 6,981,394 shares of Class A-1 common stock, 6,944,087 shares of Class A-2 common stock, 6,751,869 shares of Class A-3 common stock, 6,389,292 shares of Class A-4 common stock, 625 shares of Class B-1 common stock, 813 shares of Class B-2 common stock, 1,287 shares of Class B-3 common stock and 413 shares of Class B-4 common stock were issued and outstanding. CME Holdings has no shares of preferred stock issued and outstanding.

        Associated Trading Rights.    Each class of CME Holdings Class B common stock is associated with a membership in a specific division of the exchange. CME's rules provide exchange members with trading rights and the ability to use or lease these trading rights. Trading rights are maintained at CME and are not part of or evidenced by the Class B common stock of CME Holdings. The Class B common stock of CME Holdings is intended only to ensure that the former Class B shareholders of CME retain Board representation rights and approval rights with respect to the core rights described below.

        Voting Rights.    With the exception of the matters reserved to holders of CME Holdings Class B common stock, holders of common stock vote together on all matters for which a vote of common shareholders is required. In these votes, each holder of shares of Class A or Class B common stock of CME Holdings has one vote per share.

        Election of Directors.    The CME Holdings Board of Directors is composed of 20 members. Holders of Class A and Class B common stock have the right to vote together in the election of 14 directors. Holders of Class B-1, Class B-2 and Class B-3 common stock have the right to elect the remaining six directors, of which three are elected by Class B-1 shareholders, two are elected by Class B-2 shareholders and one is elected by Class B-3 shareholders.

        Core Rights.    Holders of Class B shares have the right to approve changes in specified rights relating to the trading privileges associated with those shares. These core rights include allocation of products that a holder of trading rights is permitted to trade through the exchange; the trading floor access rights and privileges that a member has; the number of memberships in each membership class and the number of authorized and issued shares of Class B common stock associated with that class; and eligibility requirements to exercise trading rights associated with Class B shares. Votes on changes to these core rights are weighted by class. Each class of Class B common stock has the following number of votes on matters relating to core rights: Class B-1, six votes per share; Class B-2, two votes per share; Class B-3, one vote per share, and Class B-4, 1/6th of one vote per share. The approval of a majority of the votes cast by the holders of shares of Class B common stock is required in order to approve any changes to core rights. Holders of shares of Class A common stock do not have the right to vote on changes to core rights.

        Dividends.    Holders of Class A and Class B common stock of CME Holdings are entitled to receive proportionately such dividends, if any, as may be declared by the CME Holdings Board of Directors.

          Transfer Restrictions.

          Class A Common Stock—Each class of CME Holdings Class A common stock is identical, except that the shares of Class A-1, A-2, A-3 and A-4 common stock are subject to transfer restrictions contained in CME Holdings' Certificate of Incorporation. The number of shares outstanding at December 31, 2002 and the timing of the expiration of the transfer restrictions are set forth below. Until these transfer restrictions lapse, shares of Class A-1, A-2, A-3 and A-4 common stock may not be sold or transferred separately from a share of Class B common stock, subject to limited exceptions specified in CME Holdings' Certificate of Incorporation. There are no restrictions on the shares of Class A common stock sold in the initial public offering.

	Shares Outstanding	Transfer Restrictions Expire
Class A	5,463,730	Not restricted
Class A-1	6,981,394	June 10, 2003
Class A-2	6,944,087	December 7, 2003
Class A-3	6,751,869	June 4, 2004
Class A-4	6,389,292	June 4, 2004

Total Class A Shares Outstanding	32,530,372

          The expiration of the transfer restrictions on Class A-1 and A-2 stock may be extended an additional 60 days to allow for the completion of a secondary sale of company stock, provided notice is given no later than 30 days prior to the expiration date of the transfer restrictions. Under certain circumstances, transfer restrictions for Class A-1 and A-2 stock may continue until the final expiration date if a shareholder elects not to participate in a successful secondary sale.

          Class B Common Stock—Each class of CME Holdings Class B common stock is subject to transfer restrictions contained in the Certificate of Incorporation of CME Holdings. These transfer restrictions prohibit the sale or transfer of any shares of Class B common stock separate from the sale of the associated trading rights in the exchange.

        Shareholder Rights Provisions.    The Board of Directors of CME Holdings has adopted a plan creating rights that entitle CME Holdings' shareholders to purchase shares of CME Holdings stock in the event that a third party initiates a transaction designed to take over the company. This rights plan is intended to encourage persons seeking to acquire control of CME Holdings to engage in arms-length negotiations with the Board of Directors and management. The rights are attached to all outstanding shares of CME Holdings common stock, and each right entitles the shareholder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $105 per unit. The rights will separate from the common stock of the company; (1) 10 days after a person or group seeks to acquire CME Holdings through a public announcement by such person or group that they have acquired 15% or more of the outstanding shares of CME Holdings; or (2) 10 business days after the commencement of a tender offer by such person or group. If either of these two events occur, each holder of a right shall receive, upon exercise, Class A common stock having a value equal to two times the exercise price of the right.

        Omnibus Stock Plan.    CME Holdings has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 2.7 million Class A shares have been reserved for awards under the plan. Awards totaling 2.6 million shares are outstanding under this plan at December 31, 2002 (note 16).

16.  Stock Options

        At year-end 2002, the company elected to account for stock options under SFAS Statement No. 123 "Accounting for Stock-Based Compensation," as amended. Under the provisions of SFAS

No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure," the company elected to adopt the retroactive restatement method, and operating results for 2000, 2001 and the first nine months of 2002 have been restated to reflect this change. From the grant date until the date of demutualization, or November 13, 2000, the company accounted for the option to the CEO in a manner similar to a stock appreciation right in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB Opinions No. 15 and 25)." Prior to adopting SFAS No. 123, or from the date of demutualization through September 30, 2002, the company accounted for its stock options using the intrinsic value method under the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees."

        For 2002, total stock-based compensation expense using the fair value method totaled $3.8 million. If the provisions of SFAS No.123 had not been adopted at year-end 2002, stock-based compensation expense for the year 2002 would have totaled $36.9 million, resulting in a reduction in net income of $20.2 million from the net income reflected in our consolidated financial statements. As a result of the restatement and retroactive application of SFAS No. 123, the impact on net income (loss) and earnings (loss) per share is as follows for the periods presented:

	YEAR ENDED DECEMBER 31
(dollars in thousands, except per share data)
	2001	2000
Net income (loss), as previously reported	$68,302	$(5,909)
Decrease (increase) in stock-based compensation expense	11,401	(7,179)
Tax effect	(4,595)	2,592

Net income (loss), as restated	$75,108	$(10,496)

Earnings (loss) per share, as previously reported:
Basic	$2.37	$(0.21)
Diluted	2.33	—
Earnings (loss) per share, as restated:
Basic	$2.61	$(0.36)
Diluted	2.57	—

        On February 7, 2000, an option was granted to the President and Chief Executive Officer, James J. McNulty, to purchase 5% of the common stock of the company, as represented by an equivalent percentage of all Class A and Class B common stock issued at the date of demutualization. One-half of the option (Tranche A), or 2.5% of all common stock at the date of demutualization, has an aggregate exercise price of $21.8 million, which was estimated to be 2.5% of the fair value of the exchange at the grant date. Since demutualization had not been completed at the grant date, the fair value of CME was calculated based on the average value of all exchange memberships. The option for the remaining 2.5% of all common stock at the date of demutualization (Tranche B) has an aggregate exercise price of $32.8 million, or 3.75% of the fair value of the exchange at the grant date. As a result of the reorganization into a holding company structure, the Class A share equivalents previously embedded in the Class B shares of CME were converted into Class A shares of CME Holdings. Since the stock option for the CEO is for 5% of all classes of stock outstanding at the date of demutualization, and additional Class A shares were issued in the reorganization, the total number of Class A shares in the CEO option increased by 145,543 shares. At December 31, 2002, the CEO's option included 1,438,578 Class A and 156 Class B shares with a total exercise price of $54.6 million. Under the option agreement, the exercise of the option can be settled with any combination of shares of Class A common stock or cash, at the discretion of the company.

        The CEO option vests over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. The term of the option is 10 years. As of December 31, 2002, all of the option remained outstanding. Although the option is for all classes of common stock outstanding, any exercise of the option must be for all or a portion of the option that is vested at the date of exercise.The CEO cannot elect to exercise the option for only certain classes of stock included in the option. The CEO option represented $1.8 million of stock-based compensation expense in 2002.

        In 2001 and in December 2002, concurrent with the company's initial public offering, CME granted stock options to various employees under the Omnibus Stock Plan. The options vest over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. The options have a 10-year term. Compensation expense of $4.6 million relating to employee stock options will be recognized over the vesting period. Restricted stock grants of 119,000 shares were also awarded to certain executives in 2001 that have the same vesting provisions as the stock options. Compensation expense of $2.4 million relating to restricted stock will be recognized over the vesting period. The employee options and restricted stock grants represented $1.2 million and $0.8 million, respectively, of stock-based compensation expense in 2002.

        The fair value of the Chief Executive Officer's option was $14.4 million, measured at the demutualization date under the minimum value method. This method was used since, at the date of demutualization, there was not an independent established public trading market for Class A shares. Significant assumptions used to calculate fair value included: risk-free interest rate of 5.11%, expected life equal to the maximum term of the option and no expected dividends. The fair value of the option granted to employees in 2001 was $4.2 million, measured at the grant date under the minimum value method. A risk-free interest rate of 5.40% was used over a period of five years with no expected dividends. The fair value of the options granted to employees in 2002 was $0.4 million, measured at the grant date using the Black-Scholes method of valuation, as a public market for the Class A shares had been established as a result of the completion of the initial public offering. A risk-free rate of 3.50% was used over a period of six years with a 41% volatility factor and a 1.43% dividend yield.

        The following table summarizes stock option activity for the three-year period ended December 31, 2002:

	Number of Shares
	Class A	Class B
Balance at December 31, 1999
Granted	1,293,035	156
Exercised	—	—
Cancelled	—	—

Balance at December 31, 2000	1,293,035	156
Granted	1,176,500	—
Adjustment for reorganization	145,543	—
Exercised	—	—
Cancelled	(3,750)	—

Balance at December 31, 2001	2,611,328	156
Granted	27,000	—
Exercised	(150)	—
Cancelled	(115,200)	—

Balance at December 31, 2002	2,522,978	156

        Total stock options outstanding and the portion of each option that can be exercised at December 31, 2002 are as follows:

	Total Options Outstanding	Exercisable Shares
CEO Option
Tranche A:
Class A shares	719,289	431,573
Class B shares	78	47
Tranche B:
Class A shares	719,289	431,573
Class B shares	78	47
Employee Options
Class A shares	1,084,400	422,960

Total Stock Options	2,523,134	1,286,200

        Employee options granted in 2001 all have an exercise price of $22.00 per share, and options granted in 2002 have an exercise price of $35.00 per share, the offering price of the initial public offering. The employee options granted in 2001 are 40% vested at December 31, 2002. No portion of the 2002 options are vested at December 31, 2002. If the CEO exercised his option at December 31, 2002 for the 60% that was vested at that date, the vested exercise price of $32.8 million was paid in cash and only Class A shares were issued to satisfy the option, the CEO would have received 768,273 Class A shares for each Tranche, or a total of 1,536,546 Class A shares, based on the value of the option and the closing price of our publicly traded Class A shares on that date. The CEO option has a total exercise price of $54.6 million. A total of 2,560,912 Class A shares would be required at December 31, 2002 to satisfy the total CEO option outstanding with Class A shares, based on the value of the option and closing price of our publicly traded shares at that date. This total also assumes that cash is received for the entire exercise price of the option.

17.  P-M-T Limited Partnership

        CME was the general partner, and members and clearing firms of CME were limited partners, in P-M-T Limited Partnership (PMT), an Illinois limited partnership. PMT was formed in 1987 to initiate the development of the GLOBEX global electronic trading platform. Since December 1998, the current version of this system has been operated by the exchange using electronic trading software licensed from ParisBoursesbfSA (now Euronext-Paris). CME charged PMT for services provided.

        The limited partners of PMT approved the sale of all of the assets and business of PMT to the exchange as part of the demutualization process. The sale was effective November 13, 2000. The purchase price was $5.1 million and was based on an independent appraisal of PMT. Total distribution to the partners of PMT was the purchase price plus interest of 1% over prime from the date of sale to the date of distribution, and included a payment to CME as general partner of $1.1 million. The transaction was recorded using the purchase method of accounting and was effected at an amount approximately equal to the net assets of PMT. As a result, no goodwill or adjustment to the carrying value of assets was required.

        PMT reported net income of $1.4 million for the period from January 1, 2000 to November 13, 2000. If the assets and business of PMT had been purchased by the exchange as of January 1, 2000, the net operating loss of CME for 2000 would have been reduced by approximately $0.6 million, or a reduction of the basic loss per share of $0.02.

18.  Credit Facility

        On October 18, 2002, the exchange renewed its $500.0 million secured committed line of credit with a consortium of banks. The secured credit agreement, which expires on October 18, 2003, is collateralized by clearing firm security deposits held by the exchange in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2. The amount held as collateral at December 31, 2002 was $882.4 million. The facility, which has never been used, may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. Under the terms of the credit agreement, there are a number of covenants with which the exchange must comply. Among these covenants, the exchange is required to submit quarterly reports to the participating banks and maintain at all times a consolidated tangible net worth of not less than $90.0 million. Interest on amounts borrowed is calculated at the Fed Funds Rate plus 45/100 of 1% per annum. Commitment fees for the line of credit were $0.5 million for each of the years ended December 31, 2002, 2001 and 2000.

19.  Contingencies and Guarantees

        Legal Matters.    In November 2002, a former employee filed a charge of discrimination with the Illinois Department of Human Rights and Equal Employment Opportunity Commission claiming that CME terminated his employment because of his race. On or about November 25, 2002, this individual also filed a three-count complaint in the Circuit Court of Cook County, Illinois alleging common law claims of retaliatory discharge, promissory estoppel, and unjust enrichment relating to termination of his employment by CME and is seeking damages in excess of $3 million. Based on its investigation to date and advice from legal counsel, management believes these claims are without merit and will defend them vigorously.

        In addition, the exchange is a defendant in, and has potential for, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the exchange cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the consolidated financial position or results of operations.

        Employment-Related Agreements.    The exchange has an employment agreement with James J. McNulty, as its President and Chief Executive Officer, through December 31, 2003, subject to renewal by mutual agreement of the parties. Mr. McNulty's base salary for the year ended December 31, 2002 was $1.0 million. His employment agreement provides that during the agreement term his annual base salary shall be no less than $1.0 million and his annual bonus may not exceed the lesser of $1.5 million or 10% of CME's net income. Mr. McNulty is entitled to participate in CME's benefits programs and is eligible for other perquisites as approved by the Board in an amount not to exceed $50,000 for each calendar year. He was granted a Non-Qualified Stock Option and Long-Term Incentive Award in the employment agreement, which has been defined and modified through a supplement and amendments to the agreement (note 16).

        In the event of a termination without cause by the exchange, Mr. McNulty shall be entitled to receive his base salary plus one-third of the maximum annual incentive bonus for the remainder of the agreement term. In addition, in the event of termination without cause by the exchange, the unvested portion of the stock option granted to Mr. McNulty would become fully vested.

        Under the contract, if within two years of a "change in control"of the exchange, Mr. McNulty is terminated by the exchange or he terminates the agreement as a result of the occurrence of one of the matters defined in the agreement as "good reason," he shall be entitled to two times his base salary plus one and one-third times the maximum annual incentive bonus for which he would have been eligible, provided that the severance payments do not exceed $8.0 million. The payment would be subject to reduction to the extent that it would otherwise result in the payment of tax under Section 4999 of the Internal Revenue Code. Also, the unvested portion of Mr. McNulty's stock option would become fully vested.

        The contract also provides that in the event of termination due to death or permanent disability, the exchange shall for a period of six months following such termination, continue to pay Mr. McNulty's annual base salary, as then in effect. Any unvested portion of the stock option granted to Mr. McNulty would become fully vested upon termination due to death or permanent disability, and his estate or designated beneficiary has the continued right to exercise the stock option through the end of the term of the option.

        The exchange also has an employment agreement with Craig S. Donohue, as its Executive Vice President and Chief Administrative Officer, through December 31, 2004, subject to renewal by mutual agreement of the parties. Effective October 9, 2002, Mr. Donohue's annual base salary was increased to $550,000. His employment agreement provides that during the term of the agreement, his base salary shall be no less than $550,000 per year. He is entitled to participate in CME's benefits programs.

        In the event of a termination without cause by the exchange, Mr. Donohue shall be entitled to receive a one-time lump sum severance payment equal to 24 months of his base salary as of the date of his termination.

        Mutual Offset System.    At December 31, 2002, CME was contingently liable on irrevocable letters of credit totaling $55.0 million that relate to the mutual offset agreement between CME and Singapore Exchange Derivatives Trading Ltd. (SGX). This mutual offset agreement allows a clearing firm of either exchange to execute after-hours trades at the other exchange. When a clearing firm of CME executes an after-hours trade at SGX, the resulting trade is transferred from SGX to CME, and CME assumes the financial obligation to SGX for the transferred trade. A similar obligation occurs when a clearing firm of SGX executes a trade at CME. The net position of each exchange to the other is marked-to-market daily based on the settlement prices of the applicable exchange, and settlement is made between the exchanges in cash. Since settlement prices at each exchange may differ at the end of any given trading day and Singapore is 13 to 14 hours ahead of Chicago, there may be a difference between the two settlement amounts, and there will be a difference in the timing of the settlement. To allow for adequate and timely funding of the settlement and in the unlikely event of a payment default by a clearing firm, CME and SGX each maintain irrevocable standby letters of credit payable to the other exchange. Regardless of the irrevocable letter of credit, CME guarantees all cleared transactions submitted by its members through SGX and would initiate procedures designed to satisfy these financial obligations in the event of a default, such as the use of security deposits and performance bonds of the defaulting clearing firm.

        GFX Letter of Credit.    CME guarantees a $2.5 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its foreign exchange and Eurodollar futures position. The letter of credit will be utilized in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place a performance bond on deposit with its clearing firm. In the unlikely event of a payment default by GFX, GFX's performance bond would first be used to cover the deficit. If this amount is not sufficient, the letter of credit would be used, and finally CME would guarantee the remaining deficit, if any.

        Cross-Margin Agreements.    CME, Options Clearing Corporation (OCC) and New York Clearing Corporation (NYCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain CME futures and options on futures are combined with certain positions cleared by OCC and NYCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME, OCC and NYCC. If a participating firm defaults, the gain or loss on the liquidation of the firm's open position and the proceeds from the liquidation of the cross-margin account are split 47.5% each to OCC and CME and 5% to NYCC.

        A cross-margin agreement with the London Clearing House (LCH) became effective in March 2000, whereby clearing firms' offsetting positions with CME and LCH are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, each clearing house may reduce the firm's performance bond requirement. In the event of a firm default, the total liquidation net gain or loss on the firm's offsetting open positions and the proceeds from the liquidation of the performance bond collateral held by each clearing house's supporting offsetting positions are split evenly between CME and LCH.

        A cross-margin agreement with the Government Securities Clearing Corporation (GSCC) became effective in April 2002, whereby clearing firms' offsetting positions with CME and GSCC are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and GSCC, each clearing house may reduce the firm's performance bond requirement. In the event of a firm default, the total liquidation net gain or loss on the firm's offsetting open position is split evenly between CME and GSCC.

        Additionally, for both the LCH and the GSCC cross-margining agreements, if, after liquidation of all the positions and collateral of the defaulting firm at each respective clearing organization, and taking into account any cross-margining loss sharing payments, if any of the participating clearing organizations has a remaining liquidating surplus, and any other participating clearing organization has a remaining liquidating deficit, any additional surplus from the liquidation will be shared with the other clearing houses to the extent that they have a remaining liquidating deficit. Any remaining surplus funds will be passed to the bankruptcy trustee.

        Interest Earning Facility Program.    Clearing firms, at their option, may instruct CME to invest cash on deposit for performance bond and security deposit purposes in a portfolio of securities that is part of the Interest Earning Facility (IEF) program. The first IEF was organized in 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of the first IEF totaled $350.0 million at December 31, 2002 and is guaranteed by the exchange as long as clearing firms maintain investment balances in this portfolio. The investment portfolio of these facilities is managed by two of the exchange's approved settlement banks, and eligible investments include U.S. Treasury bills and notes,U.S. Treasury strips and reverse repurchase agreements. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. If funds invested in the IEF are unavailable due to lack of liquidity in the investment portfolio, default of a repurchase counterparty, or loss in market value, CME guarantees the amount deposited by the clearing firm. Management believes that the market risk exposure relating to its guarantee is not material to the consolidated financial statements taken as a whole.

20.  GFX Derivatives Transactions

        GFX Corporation engages in the purchase and sale of CME foreign exchange and Eurodollar futures contracts. GFX posts bids and offers in these products on the GLOBEX electronic trading platform to maintain a market and promote liquidity in these futures products. GFX limits risk from these transactions through offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing firm. Any residual open positions are marked to market on a daily basis, and all net realized and unrealized gains and losses are included in other revenue in the accompanying consolidated statements of income. Net trading gains amounted to $3.2 million in 2002, $3.8 million in 2001 and $4.4 million in 2000. At December 31, 2002, futures positions held by GFX had a notional value of $51.9 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position.

21.  Earnings per Share

        Basic earnings per share is computed by dividing net income (loss) by the weighted average number of all classes of common stock outstanding for each reporting period. Shares outstanding are calculated as if the current holding company structure was in place for all periods presented. Diluted earnings per share is computed in a manner similar to basic earnings per share, except that the weighted average shares outstanding is increased to include additional shares from restricted stock grants and the assumed exercise of stock options, if dilutive. The number of additional shares is calculated assuming that outstanding stock options with an exercise price less than the current market price of that class of stock would be exercised, and that proceeds from such exercises would be used to acquire shares of common stock at the average market price during the reporting period. The dilutive effect of the option granted to the CEO is calculated as if the entire option, including the Class A share and Class B share portions of the option, would be satisfied through the issuance of Class A shares.

(in thousands, except share and per share data)	2002	2001 (restated)	2000 (restated)
Net Income (Loss)	$94,067	$75,108	$(10,496)

Weighted Average Number of Common Shares:
Basic	29,066,242	28,774,700	28,774,700
Effect of stock options	959,253	443,028	—
Effect of restricted stock grants	35,042	22,704	—

Diluted	30,060,537	29,240,432	—

Earnings (Loss) per Share:
Basic	$3.24	$2.61	$(0.36)
Diluted	3.13	2.57	—

22.  Wagner Patent Litigation

        On August 26, 2002, the lawsuit with e-Speed relating to the Wagner patent was settled for $15.0 million. The settlement required CME to make an initial $5.0 million payment in September 2002 and five subsequent annual payments of $2.0 million each beginning in August 2003. The present value of the settlement, or $13.7 million, was recognized as an expense in the third quarter of 2002.

        On December 23, 2002, CME signed an agreement to resolve an indemnification dispute with Euronext-Paris related to CME's settlement of the Wagner patent litigation. Under the agreement, Euronext-Paris will pay CME $7.5 million, one-half of CME's settlement with e-Speed. CME recognized the present value of the entire $7.5 million settlement in the fourth quarter of 2002 as a reduction of the expense recognized in the third quarter of 2002. Half of the total payment due was received by CME in January 2003, and the remainder is due by year-end 2003.

23.  Quarterly Information (unaudited)

As Restated: (in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2002:
Net revenues	$101,092	$107,532	$125,165	$119,388	$453,177
Income before income taxes	31,163	34,489	38,133	50,444	154,229
Net income	18,659	20,991	22,898	31,519	94,067
Earnings per share:
Basic	$0.65	$0.73	$0.79	$1.06	$3.24
Diluted	0.63	0.71	0.77	1.02	3.13
Year Ended December 31, 2001:
Net revenues	$92,170	$94,698	$95,329	$104,956	$387,153
Income before income taxes	32,137	34,087	26,939	32,603	125,766
Net income	19,267	20,537	15,983	19,321	75,108
Earnings per share:
Basic	$0.67	$0.71	$0.56	$0.67	$2.61
Diluted	0.67	0.70	0.54	0.66	2.57
As Previously Reported: (in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]	Total[1]
Year Ended December 31, 2002:
Net income	$22,722	$18,942	$19,354	—	—
Earnings per share:
Basic	$0.79	$0.66	$0.67	—	—
Diluted	0.76	0.64	0.65	—	—
Year Ended December 31, 2001:
Net income	$17,941	$18,764	$17,776	$13,821	$68,302
Earnings per share:
Basic	$0.62	$0.65	$0.62	$0.48	$2.37
Diluted	0.62	0.64	0.60	0.46	2.33

1
Fourth quarter and year-end 2002 data was not previously reported.

SHARE INFORMATION

Class A Common Stock

Initial Public Offering

        On December 6, 2002, our Class A common stock began trading on the New York Stock Exchange under the ticker symbol "CME." From December 6, 2002 to December 31, 2002, the quoted price on the New York Stock Exchange for our Class A common stock fluctuated between $38.96 and $45.50 per share. The closing price of our Class A common stock on February 10, 2003 was $43.00 per share.

Prior Market

        Prior to December 2002, there was no independent established public trading market for our Class A common stock. Pursuant to our charter, shares of our Class A common stock could only be sold or acquired as part of a bundle with the trading rights on our exchange and the related Class B shares. Therefore, the value of the Class A shares for periods prior to December 2002 is imputed based on prices for the bundle and prices relating to trading rights only. From December 3, 2001 to December 5, 2002, the price of our Class A common stock fluctuated between $10.49 and $33.09 per share, with an imputed price on December 5, 2002 of $33.09 per share.

Class B Common Stock

        Our Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of CME Holdings Class B common stock is associated with a membership in a specific division of the exchange. CME's rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are:

  •
  CME (Chicago Mercantile Exchange full trading rights);

  •
  IMM (International Monetary Market);

  •
  IOM (Index and Option Market); and

  •
  GEM (Growth and Emerging Markets).

        Class B shares and the associated trading rights are bought and sold through our Shareholder Relations and Membership Services Department. In addition, trading rights may be leased through the department. Trading rights sales are reported on our Web site at www.cme.com. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separate of the associated trading rights, would be determined by the value of our Class A common stock.

Dividends

        On June 4, 2002, our Board of Directors declared a special cash dividend on each outstanding and restricted share of our Class A and Class B common stock in the amount of 60 cents per share to shareholders of record as of June 17, 2002. The aggregate amount of the dividend was $17.3 million, which was paid on June 28, 2002. We did not pay a dividend in 2001.

        We intend to pay regular quarterly dividends to our shareholders beginning in the first quarter of 2003. The annual dividend target will be approximately 20% of the prior year's cash earnings. CME declared its first regular quarterly dividend of 14 cents per share, payable on March 25, 2003 to Class A and Class B shareholders of record on March 10, 2003. The decision to pay a dividend remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. Our existing credit facility, as well as future credit facilities, other future debt obligations and statutory provisions, may limit our ability to pay dividends.

QuickLinks

  Exhibit 13.1
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SHARE INFORMATION