Form 10-K, Exhibit 13
period 2003-12-31
CHICAGO MERCANTILE EXCHANGE HOLDINGS INC
filed 2004-03-11
CIK 1156375

Exhibit 13.1

SELECTED FINANCIAL DATA

The following selected income statement and balance sheet data for the years 1999 through 2003 was derived from the consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. and subsidiaries and should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein.

	FOR YEAR ENDED OR AT DECEMBER 31
(in thousands, except per share data)	2003	2002	2001	2000	1999
Income Statement Data:
Net revenues[1]	$536,041	$453,177	$387,153	$226,552	$210,602
Expenses	329,916	298,948	261,387	241,814	203,958
Limited partners’ interest in earnings of PMT Limited Partnership	—	—	—	(1,165)	(2,126)
Net income (loss)	122,132	94,067	75,108	(10,496)	2,663
Earnings (loss) per share:[2]
Basic	$3.74	$3.24	$2.61	$(0.36)	$0.09
Diluted	3.60	3.13	2.57	—	0.09
Balance Sheet Data:
Shareholders’ equity	$562,995	$446,139	$248,366	$166,262	$168,663
Total assets	4,872,636	3,355,016	2,066,878	384,035	303,467
Other Data:
Total trading volume (round turn trades)	640,210	558,448	411,712	231,110	200,737
GLOBEX volume (round turn trades)	282,434	197,975	81,895	34,506	16,135
Open interest at year-end (contracts)	29,674	18,792	15,039	8,021	6,412

[1]	For the years ended December 31, 2003, 2002 and 2001, revenues are net of securities lending interest expense. Securities lending transactions began in June 2001.

[2]	Earnings per share are presented as if common stock issued on December 3, 2001 as part of our reorganization into a holding company structure had been outstanding for all periods presented. For 2000, diluted loss per share is not presented, since shares issuable for stock options would have an anti-dilutive effect.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE STRUCTURE

We are the largest futures exchange in the United States and the second largest in the world for the trading of futures and options on futures, as measured by 2003 annual trading volume. Our international marketplace brings together buyers and sellers on our trading floors, as well as through our GLOBEX electronic trading platform and privately negotiated transactions. We offer market participants the opportunity to trade futures contracts and options on futures contracts primarily in four product areas: interest rates, stock indexes, foreign exchange and commodities.

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

On December 3, 2001, we completed our reorganization into a holding company structure. As a result of the reorganization, CME became a wholly owned subsidiary of CME Holdings. In our reorganization, CME shareholders exchanged their shares for shares of CME Holdings. After the reorganization, these shareholders owned the same percentage of CME Holdings common stock that they previously owned of CME common stock. CME shareholders retained their trading privileges in CME. Prior to the reorganization, CME Holdings had no significant assets or liabilities. Our financial statements have been prepared as if the holding company structure had been in place for all periods presented.

On December 11, 2002, CME Holdings completed the initial public offering of its Class A common stock. CME Holdings’ Class A common stock is now listed on the New York Stock Exchange under the ticker symbol “CME.” All 5,463,730 shares of Class A common stock, including an aggregate of 712,660 shares of Class A common stock covered by an over-allotment option granted by CME Holdings to the underwriters, were sold at a price to the public of $35.00 per share. Of the 5,463,730 shares sold in the offering, 3,712,660 shares were sold by CME Holdings and 1,751,070 shares were sold by selling shareholders. The net proceeds to CME Holdings from the offering were approximately $117.5 million, after deducting underwriting discounts and commissions paid to the underwriters and other expenses incurred in connection with the offering. CME Holdings did not receive any proceeds from the sale of shares by the selling shareholders.

On June 24, 2003 and November 19, 2003, CME Holdings completed secondary offerings of Class A common stock. These offerings were conducted as guided sales in accordance with CME Holdings’ Certificate of Incorporation in connection with the termination of transfer restrictions on shares of our Class A-1 and Class A-2 common stock, respectively. All 1,220,635 shares of Class A common stock sold in the June offering were sold by selling shareholders at a price to the public of $69.60 per share. All 2,366,069 shares of Class A common stock sold in the November offering were sold by selling shareholders at a price to the public of $67.00 per share. CME Holdings did not receive any proceeds from the sale of shares by the selling shareholders in these offerings.

Prior to our conversion to a for-profit corporation in November 2000, our business strategy and fee structure as a not-for-profit membership organization were designed to offer profit opportunities for our members and to limit our profits beyond that necessary to provide for sufficient working capital and infrastructure investment. Membership provided individuals and clearing firms with exclusive direct access to our markets, allowing them to profit from proprietary trading and customer execution. We provided some infrastructure services at a significant discount or as a membership benefit and, on occasion, offered fee holidays or fee rebates. As a result, our financial results for periods prior to our demutualization may not be indicative of such results in subsequent periods. Consequently, comparisons of periods before and after demutualization may not be meaningful.

In conjunction with our demutualization and corporate reorganization, we adopted a for-profit business strategy that has been integrated into our operations. As part of this integration process, we have examined and will continue to examine the fees we charge for our products in order to increase revenues and profitability, provide incentives for members and non-members to use our markets and enhance the liquidity of our markets. To improve trading volume and promote new products, we offer discounts, some of which may be significant, to our members and non-members to use our markets. In the fourth quarter of 2000 and first quarter of 2001, we implemented changes to our fee structure. These changes included: increasing clearing fees for some products; increasing the daily maximum on GLOBEX fees for our E-mini products; implementing fees for order routing, delivery of agricultural products and a surcharge for trades executed by one firm and cleared by another clearing firm, or give ups; increasing fees for access to our trading floor by members and their employees; increasing fees for the use of certain facilities on our trading floor; reducing GLOBEX fees for interest rate products; and implementing reduced clearing fees for customers achieving certain volume levels in our interest rate products. In addition, we increased the number of GLOBEX access choices, altered the pricing for existing GLOBEX access choices, changed the type of market data offered through our non-professional service offering and increased the price of our professional market data service offering. In contrast to the fee rebates and other fee reductions implemented prior to our demutualization, this new approach to fees has had a significant positive impact on our revenues and profitability. In addition, we maintained a focus on expense discipline and specifically focused expenditures on projects designed to enhance our profitability. The net impact of these factors contributed to the growth in our net income from $2.7 million in 1999 to $122.1 million in 2003.

OVERVIEW

As the largest futures exchange in the United States, our revenue is derived primarily from the clearing and transaction fees we assess on each contract traded through our trading venues or using our clearing house. As a result, revenues fluctuate significantly with volume changes, and thus our profitability is tied directly to the trading volume generated. Clearing and transaction fees are assessed based on the product traded, the membership status of the individual executing the trade and whether the trade is completed on our trading floor, through our GLOBEX electronic trading platform or as a privately negotiated transaction. On November 24, 2003, we began to provide clearing and transaction processing services of some products to the Chicago Board of Trade (CBOT) in connection with our Common Clearing Link (CCL) agreement. We began to clear all CBOT products on January 2, 2004. Revenue from these services is now included as part of clearing and transaction services. In addition to clearing and transaction fees and services, revenues include, quotation data fees, access fees, communication fees, investment income, including securities lending activities, and other revenue. Our securities lending activities generate interest income and related interest expense. We present securities lending interest expense as a reduction of total revenues on our consolidated statements of income to arrive at net revenues.

Net revenues increased from $210.6 million in 1999 to $536.0 million in 2003. As a result of the increase in trading volume during this time period and the fee changes implemented primarily in connection with our demutualization, the percentage of our revenues derived from clearing and transaction fees increased and represented 80.0% of our net revenues in 2003, compared to 66.6% in 1999.

While volume has a significant impact on our clearing and transaction fees revenue, there are four other factors that also influence this source of revenue: rate structure; mix of products traded; method of trade; and the percentage of trades executed by customers who are members compared to non-member customers. Our clearing and transaction fee revenues increase or decrease if there is a change in any of these factors. Trades executed through GLOBEX are charged fees for using the electronic trading platform in addition to the clearing fees assessed on all transactions executed on our exchange. Trades executed as privately negotiated transactions also incur additional charges beyond the clearing fees assessed on all transactions. In addition, non-member customers are charged higher fees than customers who are members. Our revenue decreases if the percentage of trades executed by customers who are members increases, and increases if the percentage of trades executed by non-member customers increases, even when our fee structure remains unchanged. As a result, there are multiple factors that can change over time, and these changes all potentially impact our revenue from clearing and transaction fees.

Clearing and transaction services revenue includes fees derived from providing clearing and settlement services under the CCL agreement, listing new crude oil and natural gas futures products on GLOBEX for the New York Mercantile Exchange (NYMEX) and processing single stock futures trades for certain CME clearing firms that execute trades at OneChicago, LLC (OneChicago), our joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002. Reclassifications have been made for 2003 and 2002 to include these NYMEX and OneChicago revenues as part of clearing and transaction services. Previously, these revenues were included in other revenue.

Our quotation data fees represent our second largest source of revenue. Revenue from these fees has increased a total of 23.6% from 1999 to 2003. In 2003, these fees represented 9.9% of our net revenues. Revenue from fees assessed for access to our GLOBEX electronic trading platform have grown as a result of more customers choosing to trade electronically. Revenue derived from communication fees has remained relatively constant from 1999 to 2003. Investment income has increased modestly as a result of the higher cash and cash equivalent and marketable securities balances during 2003 offset by the decline in interest rates since 2000. In June 2001, we began to engage in securities lending activities, which have contributed modestly to our net revenues. In general, other revenue has increased in a manner consistent with our net revenues from 1998 to 2003.

Expenses increased from $204.0 million in 1999 to $329.9 million in 2003. This represents a compound annual growth rate in expenses of 12.8% from 1999 to 2003 compared to a 26.3% compound annual growth rate in net revenues for the same period. The majority of our expenses fall into three categories: compensation and benefits; communications and computer and software maintenance; and depreciation and amortization. Additional expenses also are incurred for occupancy, professional fees, marketing, advertising and public relations and other expenses. Our compensation and benefits expense has increased

74.2% from 1999 to 2003 and represented 42.7% of our total expenses in 2003. A component of the increase in compensation and benefits expense, stock-based compensation, began in 2000 and is a non-cash expense that results primarily from the option granted to our former Chief Executive Officer as well as other stock-based compensation resulting from stock grants to certain other employees. In addition, in 2000, we incurred $9.8 million of expenses associated with restructuring of management, our demutualization and the write-off of certain internally developed software that could not be utilized as intended. Also, in 2002, we incurred $13.7 million of expense in the third quarter to settle the Wagner patent litigation that was partially offset by a $7.5 million reimbursement for this settlement from Euronext-Paris in the fourth quarter of 2002. This resulted in $6.2 million of net expense associated with this litigation for the year 2002.

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

Revenues

Our net revenues have grown from $210.6 million in 1999 to $536.0 million in 2003. Our clearing and transaction fees revenue is tied directly to volume and underlying market uncertainty. We attempt to mitigate the downside of unpredictable volume swings through various means, such as increasing clearing fees, creating volume incentives, opening access to new markets and further diversifying the range of products and services we offer, such as the recently launched CCL. The annual growth in daily trading volume from 1999, when average daily volume was 793,425 contracts, to 2003 is summarized as follows:

	YEAR ENDED DECEMBER 31
(in round turn trades)	2000	2001	2002	2003
Average Daily Volume	917,120	1,640,288	2,216,063	2,540,514
Increase from Previous Year	123,695	723,168	575,775	324,451
Percentage Increase from Previous Year	15.6%	78.9%	35.1%	14.6%

Total trading volume growth from 1999 to 2003 was driven primarily by our interest rate and equity product areas. The trading volume increase in our interest rate products from 1999 to 2003 occurred primarily in our Eurodollar contract. This growth was the result of interest rate volatility beginning with the Federal-funds rate decreases during 2001 and the continued interest rate uncertainty through 2003 as a result of global and national economic and geopolitical factors. The trading volume increase in our equity products from 1999 to 2003 occurred primarily in the E-mini version of the S&P 500 and NASDAQ-100 stock index contracts which were introduced in 1997 and 1999, respectively. E-mini contracts are one-fifth the size of the standard contract and are traded only through GLOBEX, our electronic trading platform. The equity trading volume increase was a result of concern and uncertainty about the global and national economy, interest rates and the performance of U.S. stocks, combined with increased distribution to customers through the available access choices to our GLOBEX platform and marketing efforts to increase awareness of our product offerings. The trading volume increase in our foreign exchange products from 2002 to 2003 was greater than the growth realized during the period from 2000 to 2002. The increase in 2003 was the result of increased foreign exchange volatility, led by the weakening U.S. dollar, coupled with increased distribution of our GLOBEX platform and increased marketing efforts. In general, global and national economic and political uncertainty results in increased trading activity, as our customers seek to hedge, manage or speculate on the risks associated with fluctuations in interest rates, equities, foreign exchange and commodities. Our ability to provide the facility and products for risk management to our customers has increased with the distribution of our GLOBEX platform. A comparison of our average daily trading volume by venue and the related percentage of clearing and transaction fees associated with each venue are illustrated in the table below:

	AVERAGE DAILY VOLUME			APPROXIMATE PERCENTAGE OF CLEARING AND TRANSACTION FEES REVENUE
(in round turn trades)	1999	2003	Increase	1999	2003
Method of Trade:
Open Outcry	698,011	1,381,859	683,848	62%	45%
GLOBEX	63,782	1,120,770	1,056,988	15	46
Privately Negotiated	31,632	37,885	6,253	23	9

Total	793,425	2,540,514	1,747,089	100%	100%

While the increase in clearing and transaction fees has resulted primarily from increased trading volume, additional significant factors contributing to the increase in clearing and transaction fees from 1999 to 2000 were the rate increases and new transaction fees implemented in the fourth quarter of 2000, after our demutualization. Additional revenue was also generated in 2000 by the 15.1% increase in total trading volume and an increase in the percentage of trades executed through GLOBEX. Partially offsetting these increases was a decrease in the percentage of trades attributable to non-member customers, who are charged higher fees than members, and a decrease in the percentage of total volume attributable to our standard equity products, from which we earn higher clearing fees than other contracts. By contrast, the increase in clearing and transaction fees from 2000 to 2001 resulted primarily from the increase in trading volume and was augmented by the rate increases and new transaction fees implemented in the fourth quarter of 2000 and first quarter of 2001. Our revenues from clearing and transaction fees would have been higher in 2001 if the percentage of trading volume attributable to interest rate products, which are charged lower clearing fees than some of the other products offered through our exchange, had not increased compared to other products. However, management believes this pricing structure contributed to increased volume and enhanced the liquidity of these products. The increase in trading volume was the primary reason for the increase in revenues from clearing and transaction fees in 2002 when compared to 2001. Partially offsetting this 2002 volume increase was the impact of certain volume discounts, fee limits and a decrease in the percentage of trades executed by non-member customers. The increase in electronic trading volume of our equity and foreign exchange products was the primary reason for the increase in clearing and transaction fees in 2003 when compared to 2002. In addition, we increased the volume thresholds and reduced the amount of the discount in the pricing structure of our interest rate products on March 1, 2003, which increased revenues when compared to 2002.

Our clearing and transaction fees revenue, stated as an average rate per contract, is illustrated in the table below:

	YEAR ENDED DECEMBER 31
(in thousands, except rate per contract)	1999	2000	2001	2002	2003
Clearing and Transaction Revenue	$140,305	$156,649	$292,459	$356,396	$428,802
Total Contracts Traded	200,737	231,110	411,712	558,448	640,210
Average Rate per Contract	$0.699	$0.678	$0.710	$0.638	$0.670

While the average rate per contract has decreased from 1999 to 2003, it has fluctuated from its peak of $0.710 in 2001 to its lowest amount of $0.638 in 2002. The fluctuation in the average rate per contract from 1999 to 2003 is primarily a result of pricing changes implemented in the fourth quarter of 2000 and first quarter of 2001, after our demutualization, as well as growth in the percentage of trades executed through GLOBEX. Despite the pricing changes in the fourth quarter of 2000, there was a decrease in the average rate per contract in 2000 that resulted primarily from an increase in the percentage of total volume from Eurodollar products, as these products have a lower average rate per contract, and a decline in the percentage of trades for non-member customers. The decline in the average rate per contract from 2001 to 2002 resulted primarily from volume discounts on certain products, limits on some fees associated with trading on the GLOBEX platform and a decrease in the percentage of trades attributed to non-members. We believe our lower fee structure for members has resulted in the acquisition of the trading rights associated with our Class B shares by parties intending to trade significant volumes on our exchange, creating an increase in member volume and a decrease in non-member volume. In addition, in 2002, our clearing and transaction fees were reduced by $4.8 million as a result of payments to clearing firms relating to our fee adjustment policy and clearing firm account management errors. The increase in average rate per contract from 2002 to 2003 resulted primarily from an increase in the percentage of trades executed through GLOBEX and a shift in volume to more equity products from interest rate products. Additional fees are charged for trades executed electronically and the average rate per contract is higher for equity products than for interest rate products.

Our volume discounts for Eurodollar contracts changed effective March 1, 2003. The discount for Eurodollar contracts is $0.04 per contract for daily trading volume in excess of 10,000 contracts. Volume for futures and options on futures is calculated separately for purposes of applying this discount. Prior to March 1, 2003, the discount was $0.05 per contract for trading volume in excess of 7,500 contracts per day, with the discount increasing to $0.07 per contract for trading volume in excess of 15,000 contracts per day. Volume on futures and options on futures was combined for purposes of calculating this discount. Also, effective March 1, 2003, we implemented an incentive plan for the remainder of 2003 to promote liquidity in the back months of our Eurodollar complex by offering incentives for high volume traders. These incentives, representing a reduction of revenues, totaled $3.3 million.

Effective September 2, 2003, we reduced GLOBEX electronic trading customer fees that are associated with calendar spread “rolls” in our E-mini stock index contracts for customer accounts from $0.50 to $0.10 per contract. As a result, the overall customer rate for these roll trades, when executed as a spread, was reduced from $1.14 to $0.74 per contract. A roll occurs when a position in an expiring contract is replaced by a similar position in the new front-month contract. On that same date we also reduced GLOBEX electronic trading system fees for Eurodollar contracts and other interest rate products from $0.25 per side to $0.10 per side for our members, clearing firms and their affiliates.

Additionally, to further increase the appeal of electronic trading of our benchmark products, we have established a market maker program for Eurodollar futures traded on GLOBEX during non-floor trading hours. The electronic Eurodollar market maker program is open to our members, lessees and those who trade proprietary accounts at member firms. In order to participate in the market maker program, individuals or firms will be required to post sizable bids and offers in designated Eurodollar futures contracts during non-floor trading hours, or between 2:00 p.m. and 7:20 a.m. Central Time Monday through Thursday and Sunday from 5:30 p.m. until 7:20 a.m. on Monday. As of December 31, 2003, we had six market makers participating in the program, five in the United States and one in London.

On November 10, 2003, we introduced a European incentive pricing plan for certain customers. Under this program, total transaction fees (including GLOBEX charges and clearing fees) for any product traded on GLOBEX was reduced to $0.44 per side. Proprietary trading groups and trading arcades located in Europe are eligible for the reduced fees for 18 months upon achieving GLOBEX connectivity. Entities that act as brokers for third parties are not eligible. In addition, CME intends to establish telecommunication hubs in six major European financial centers similar to the hub we already operate in London. The hubs, which will further reduce connectivity costs, will house direct electronic connections between Europe and our GLOBEX electronic trading platform. Customers will have the flexibility to select a CME-approved local telecommunications vendor and determine the bandwidth size for their connections, as well as the number and type of circuits. All necessary telecommunications hardware and network equipment will be stored at the local hub facilities.

Future changes in fees, volume discounts, limits on fees and member discounts, including some that may be significant, may occur periodically based on management’s review of our operations and business environment.

Our clearing and transaction services revenue includes revenue from the Common Clearing Link that began November 24, 2003 and NYMEX and OneChicago related fees for providing clearing and transaction processing services. We cleared 9.5 million matched contracts for the CBOT in 2003. On January 2, 2004, we began clearing all CBOT products.

Our second largest source of revenue is quotation data fees, which we receive from the sale of our market data. Revenues from market data products totaled $43.0 million in 1999 and $53.2 million in 2003, when it represented 9.9% of our net revenues. In general, our market data service is provided to two types of customers. Subscribers to our professional service receive market data on all our products on a real-time streaming basis. Fees for the professional service are higher than for the non-professional service. Professional customers pay one price for the first device, or screen, at each physical location displaying our market data and a lower price for each additional screen displaying our market data at the same location. Since March 2001, our non-professional service has been provided to customers who typically only require market data provided in one-minute snapshots or on a limited group of products, such as our E-mini products. The fee for this service is relatively nominal and is a flat rate per month. Pricing for our market data services is based on the value of the service provided, our cost structure for the service and the price of comparable services offered by our competitors. The pricing of market data services was increased on March 1, 2001 as part of the pricing changes implemented in 2001. Increases or decreases in our quotation data revenue will be influenced by changes in our price structure for existing market data offerings, introduction of new market data services and changes in the number of subscribers. In addition, general economic factors will influence revenue from our market data fees. For example, the recent downsizing in the financial services industry has contributed to a decline in the number of screens displaying our market data and has adversely affected the growth in our quotation data revenue in both 2002 and 2003.

At year-end 2003, approximately 60,000 subscribers displayed our data on 174,000 screens worldwide, compared to approximately 54,000 subscribers and 175,000 screens at year-end 2002. With the exception of 2000, revenues from quotation data fees have grown each year for the last five years. In 2000, we began to offer a lower-priced non-professional service that increased the number of subscribers but adversely affected revenue as some of our existing customers switched to this lower-priced service. When this service was changed from real-time streaming to one-minute snapshots of market data in 2001, the number of subscribers to this service declined. Partially offsetting this decrease was the effect of some subscribers to our previous non-professional service switching to our professional service to obtain real-time streaming of market data. In addition, we began to offer a new non-professional service late in 2001 to allow subscribers to obtain market data limited to our E-mini products. At December 31, 2003, there were approximately 26,000 subscribers to this E-mini market data service. The combined effect of these changes was a net increase in the total number of non-professional subscribers from nearly 25,000 at December 31, 2000 to approximately 28,000 at year-end 2003. In addition, one of the major resellers of our quotes declared bankruptcy in February 2001. This reduced our revenue from quotation data fees by $1.4 million in 2000 and $0.5 million in 2001.

In 2003, the two largest resellers of our market data represented nearly 50% of our quotation data fees revenue. Should one of these vendors no longer subscribe to our market data, we believe the majority of that firm’s customers would likely subscribe to our market data through another reseller. Therefore, we do not believe we are exposed to significant risk from a loss of revenue received from any particular market data reseller.

Effective January 1, 2004, we modified our market data pricing to a flat fee structure. Users of the professional service will be charged $30 per month for each market data screen, or device. There no longer is a different charge for the first screen at each location. In addition, we will begin working with our largest market data users to sell exchange data directly and on a discounted basis to those customers through enterprise licensing arrangements.

Access fees are the connectivity charges to customers of our electronic trading platform that are also used by our market data vendors and customers. The fee each customer is charged varies depending on the type of connection provided. There is a corresponding communication expense associated with providing these connections that varies based on the type of connection selected by the customer. Increases or decreases in revenue from access fees are influenced by changes in the price structure for our existing access choices, the introduction of new access choices and our ability to attract new users to our electronic trading platform. In addition, access fees are affected by some of the same factors that influence the general level of activity in electronic trading and market data, including the products offered, quality of execution services and general economic conditions affecting our markets.

In July 2003, we announced an expanded telecommunications alternative, Client DIRECTLink, for users of GLOBEX, our CLEARING 21 system and market data. This program allows participants to coordinate intercompany connectivity to us through existing connections to major telecommunications vendors, giving them the option to order connections to us with greater capacity than the existing T-1 line offered through us. Through this program, customers now manage their own equipment and network. We charge $200 a month per 0.5 megabyte bandwidth, and the telecommunications company selected charges an access fee that varies by customer. In addition, we introduced an expanded Internet connectivity solution, Client INTERNETLink. This program allows participants to connect through the Internet at high-bandwidth capabilities. We charge $500 a month per 0.5 megabyte bandwidth and the Internet service provider charges an access fee that varies by customer. To the extent that existing customers switch to one of these alternatives, we will experience a decrease in access fees as well as in communications expense. To date, only a small number of customers have switched to these alternatives.

Communication fees consist of charges to members and firms that utilize our various telecommunications networks and communications services. Revenue from communication fees is dependent on open outcry trading, as a significant portion relates to telecommunications on the trading floor. There is a corresponding variable expense associated with providing these services.

Investment income represents interest income and net realized gains and losses from our marketable securities, from the trading securities in our non-qualified deferred compensation plans, and from income generated by the short-term investment of clearing firms’ cash performance bonds and security deposits. Investment income is influenced by our operating results, market interest rates and changes in the levels of cash performance bonds deposited by clearing firms. The total cash performance bonds deposited by clearing firms is a function of the type of collateral used to meet performance bond requirements, the number of open positions held by clearing firms and volatility in our markets. As a result, the amount of cash deposited by clearing firms is subject to significant fluctuation. For example, cash performance bonds and security deposits totaled $156.0 million at December 31, 2000, compared to $855.2 million at December 31, 2001, $1.8 billion at December 31, 2002 and $2.8 billion at December 31, 2003. In addition, clearing firms may choose to deposit cash in a foreign currency. Our ability to generate investment income from clearing firms’ cash performance bonds and security deposits is impacted by the currency received and the interest rates prevailing in the country for that particular currency. The investment results of our non-qualified deferred compensation plans that are included in investment income do not affect net income, as there is an equal and offsetting impact to our compensation and benefits expense. In addition, as of July 1, 2003, our investment income includes the earnings of our first Interest Earning Facility program, or IEF, which currently consists of overnight investments managed by third party investment managers. The consolidation of these entities is required by Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities–An Interpretation of Accounting Research Bulletin (ARB) No. 51.” This consolidation has no effect on our net income as the increase in investment income is offset by similar increases in our expenses to reflect fees paid for managing these IEFs and the distribution of the net earnings to the participants.

In the third quarter of 2002, we changed our investment policy and converted our marketable securities to short-term investments. Therefore, from the fourth quarter of 2002 through the second quarter of 2003, all investments were short-term in nature, and consisted of institutional money market funds and U.S. Government agency securities that matured within seven days of purchase. In the third quarter of 2003, we implemented a new investment policy whereby we have expanded our investment choices and extended the maturity of our investments. Investment choices now include primarily U.S. Treasury and Government agency securities, investment grade corporate obligations and municipal securities escrowed by U.S. Treasury securities. Maturities may be extended to a maximum of 60 months.

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

Other revenue is composed of fees for trade order routing and various services to members, as well as fees for administering our IEF® program. We offer clearing firms the opportunity to invest cash performance bonds in our IEF. These clearing firms receive interest income, and we receive a fee based on total funds on deposit. We implemented additions to our IEF program in 2001 and again in 2003, called IEF2 and IEF3, respectively. IEF2 allows clearing firms to invest directly in public money market mutual funds through a special facility provided by us. IEF3 provides a facility for clearing firms to deposit securities at the end of the day and receive cash previously deposited. Securities are then returned to the clearing firm on the following day and cash is returned to us. Other revenue also includes trading revenue generated by GFX, our wholly owned subsidiary that trades in foreign exchange and Eurodollar futures contracts to enhance liquidity in our markets for these products, fines assessed to members for violations of exchange rules and revenue from the licensing of our SPAN and CLEARING 21 software. In 2001, we entered into a joint venture, OneChicago, to trade single stock futures and futures on narrow-based stock indexes. We currently have a 40% ownership interest in the joint venture. Our share of the net loss from this joint venture is included in other revenue as well as revenue we receive for providing certain regulatory and technology services to OneChicago.

A substantial portion of our clearing and transaction fees, telecommunications fees and various service charges included in other revenue are billed to the clearing firms of the exchange. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of the customers of the various clearing firms. There are currently approximately 80 clearing firms. In 2003, one firm, with a significant portion of customer revenue, represented nearly 10% of our net revenues. Should a clearing firm withdraw from the exchange, we believe the customer portion of that firm’s trading activity would likely transfer to another clearing firm of the exchange. Therefore, we do not believe we are exposed to significant risk from the loss of revenue earned from any particular clearing firm.

Expenses

Our expenses have grown from $204.0 million in 1999 to $329.9 million in 2003. The increase in total annual expenses since 1999 is illustrated in the table below:

	YEAR ENDED DECEMBER 31
(in thousands)	2000	2001	2002	2003
Total Expenses	$241,814	$261,387	$298,948	$329,916
Increase from Previous Year	37,856	19,573	37,561	30,968
Percentage Increase from Previous Year	18.6%	8.1%	14.4%	10.4%

Compensation and benefits expense is our most significant expense and includes employee wages, stock-based compensation, bonuses, related benefits and employer taxes. Changes in this expense are driven by increases in wages as a result of inflation or labor market conditions, the number of employees, rates for employer taxes and price increases affecting benefit plans. In addition, this expense is affected by the composition of our work force, which includes a growing percentage of technology-related employees. This expense, including stock-based compensation, accounted for $118.7 million, or 39.7% of total expenses, for 2002 and $141.0 million, or 42.7% of total expenses, for 2003. Annual bonus payments also vary from year to year and have a significant impact on total compensation and benefits expense. This expense increased each year for the years 1999 to 2001, remained relatively constant from 2001 to 2002 and increased in 2003. The number of employees increased from 1,056 at December 31, 1999 to 1,221 at December 31, 2003.

In April 2003, our shareholders approved our annual incentive plan, and as a result our compensation and benefits expense will now be based on our financial performance. Under the performance criteria established for 2003, if we achieved the cash earnings target established by our Board of Directors, the bonus pool funded under the plan would have been $17.5 million, which is equal to the bonus pool paid to employees under our discretionary bonus program for 2002. We refer to this $17.5 million incentive bonus pool as the “target incentive pool.” Under the plan, if our actual cash earnings equal 80% of the target for 2003, the bonus pool will be $9.0 million, or approximately half of the target incentive pool. There will be no bonus pool if our cash earnings are less than 80% of the target (other than for non-exempt employees who may receive a bonus under our discretionary bonus program). If our actual cash earnings equal 120% of the target or higher, the bonus pool would have been $27.3 million, which is the maximum amount that may be funded under the plan. If our performance is somewhere between the threshold performance level of 80% of the cash earnings target and the maximum performance level of 120% of the cash earnings target, the incentive pool funding will be calculated based on the level of performance achieved. Our Board of Directors may make adjustments to the target level of performance for material, unplanned revenue, expense or capital expenditures for intermediate to long-term growth opportunities.

Stock-based compensation is a non-cash expense related to stock options and restricted stock grants. The most significant portion of this expense relates to our former CEO’s stock option, granted in February 2000 for 5% of all classes of our common stock outstanding at the date of demutualization. For accounting purposes, the option was treated as a stock appreciation right prior to our demutualization. At year-end 2002, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 and elected the retroactive restatement method of adoption. As a result, all prior periods presented have been restated to reflect stock-based compensation expense that would have been recognized had the provisions of SFAS No. 123 been applied to all options granted to employees during those periods. Stock-based compensation expense totaled $8.2 million in 2000, $6.2 million in 2001, $3.8 million in 2002 and $1.5 million in 2003 and did not occur prior to 2000. The expense related to our former CEO’s option was $8.2 million, $3.5 million and $1.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Our former CEO stepped down when his contract expired on December 31, 2003. Due to the vesting provisions of his stock option, the remaining 20% of the shares subject to the option that were not yet vested were forfeited. As a result, in 2003 stock-based compensation expense relating to our former CEO’s option was reduced by $2.6 million in the fourth quarter, resulting in a net credit of $2.0 million related to this option for the year ended December 31, 2003. No further expense will be incurred for this option. Beginning in the second quarter of 2001, restricted stock grants and options were awarded to certain employees. The portion of stock-based compensation expense related to these awards was $2.7 million for the year ended December 31, 2001, $2.0 million for the year ended December 31, 2002 and $3.5 million for the year ended December 31, 2003.

Occupancy costs consist primarily of rent, maintenance and utilities for our offices, trading facilities and remote data center. Our office space is primarily in Chicago, and we have smaller offices in Washington, D.C., London and Tokyo. Occupancy costs are relatively stable, although our trading floor rent fluctuates to a limited extent based on open outcry trading volume and cannot exceed $2.5 million per year. In 2002, our occupancy costs increased primarily as a result of the addition of the remote data center. In 2002, we also signed an extension of our Chicago office lease. As a result, this office lease now expires in November 2008. Our occupancy costs increased in 2003 primarily as a result of increased operating expenses, insurance costs and additional space leased at our main location.

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

Communications and computer and software maintenance expense consists primarily of costs for network connections with GLOBEX and some market data customers; maintenance of the hardware and software required to support our technology; telecommunications costs of our exchange; and fees paid for access to market data. This expense is affected primarily by the growth of electronic trading. Our computer and software maintenance costs are driven by the number of transactions processed, not the volume of contracts traded. We processed nearly 80% of total transactions electronically in 2003 compared to approximately 75% in 2002, which represented 44.1% and 35.5%, respectively, of total contracts traded.

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

Effective January 1, 2004, we decreased the depreciable life for new technology equipment purchases to three years and for new personal computer purchases to two years. Previously, the depreciable lives of these assets were four years and three years, respectively.

Marketing, advertising and public relations expense consists primarily of media, print and other advertising expenses, as well as expenses incurred to introduce new products and promote our existing products and services. Also included are seminar, conference and convention expenses for attending trade shows. Expenses of this nature have increased from $7.7 million in 1999 to $11.9 million in 2003. During this time, the emphasis of our promotion efforts shifted from print advertising and brochures to direct contact with our primary customers and Internet availability of our promotional materials. In 1999, additional expenses were incurred to promote the introduction of our E-mini stock index products and the introduction of daytime electronic trading in our Eurodollar contracts on a limited basis. These products were introduced to increase our trading volume as well as to respond to increased competition. The increase in this expense in 2003 was directly related to our $6.2 million brand advertising campaign. While we do not expect the brand awareness effort to continue in 2004, we expect to expand upon our product promotion efforts and maintain our 2003 spending level.

Other expense consists primarily of insurance, travel, staff training, fees incurred in providing product delivery services to customers, stipends for our Board of Directors, interest for equipment purchased under capital leases, meals and entertainment, fees for our credit facility, supplies, postage and various state and local taxes. Other expense fluctuates, in part, due to changes in demand for our product delivery services and decisions regarding the manner in which to purchase capital equipment. Certain expenses, such as those for travel and entertainment, are more discretionary in nature and can fluctuate from year to year as a result of management decisions. In 2002 and 2003, we experienced an increase in certain insurance expenses when compared to prior years. This is the result of increased provisions and rates for certain coverage, including directors and officers liability insurance. In addition, as a result of the adoption of FIN No. 46 in the third quarter of 2003, other expense includes $1.1 million for the distribution of the net earnings to the participants of our first IEFs. Our investment income has also increased to reflect the earnings of these IEFs and, therefore, this consolidation had no effect on our net income.

Net Income

Net income for 1999 was $2.7 million, declined to a loss of $10.5 million in 2000 and rebounded to net income of $75.1 million in 2001, $94.1 million in 2002 and $122.1 million in 2003. The net loss in 2000 resulted primarily from our management restructuring, the expense associated with the stock option granted to our former CEO, demutualization and the write-off of certain internally developed software that could not be used as intended. Increased volume combined with the change in our pricing structure following our demutualization drove the change in operating results from 2000 to 2003.

Net income from 1999 through 2000 was adversely affected by the limited partners’ interest in the earnings of PMT. Prior to our demutualization, PMT owned all rights to electronic trading of our products, received the revenue generated from electronic trading and was charged for our services to support electronic trading. The limited partners were entitled to a portion of the income of PMT, which totaled $2.1 million in 1999 and $1.2 million in 2000. We purchased PMT’s net assets as part of our demutualization.

Our initial public offering was completed in December 2002 and resulted in the issuance of an additional 3.7 million shares of Class A common stock. As a result, our earnings per share in 2003 has been adversely impacted by the increase in the number of shares outstanding.

CRITICAL ACCOUNTING POLICIES

The notes to our consolidated financial statements include disclosure of our significant accounting policies. In establishing these policies within the framework of accounting principles generally accepted in the United States, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to impact our financial position and operating results. While all decisions regarding accounting policies are important, we believe there are four accounting policies that could be considered critical. These critical policies, which are presented in detail in the notes to our consolidated financial statements, relate to income taxes, clearing and transaction fees, internal use software costs and stock-based compensation.

Calculation of the income tax provision includes an estimate of the income taxes that will be paid for the year as well as an estimate of income tax liabilities or benefits deferred into future years as determined in accordance with SFAS No. 109, “Accounting for Income Taxes.” As required by the provisions of SFAS No. 109, our deferred tax assets are reviewed to determine if all assets will be realized in future periods. To the extent that it is determined some deferred tax assets will not be fully realized, the assets must be reduced by a valuation allowance. We expect to realize the benefit of all deferred tax assets based on expectations of future taxable income and, therefore, no valuation allowance has been established. The calculation of our tax provision involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other applicable tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes may be due. If payment of these amounts varies from our estimate, our income tax provision would be reduced or increased at the time the determination is made. This determination may not be known for several years. Past tax audits have not resulted in tax adjustments that would result in a material change to the income tax provision in the year the audit was completed. The effective tax rate (defined as the income tax provision as a percentage of income before income taxes) will vary from year-to-year based on changes to tax rates and regulations, changes to income that is not subject to income tax, such as municipal interest income, and changes in expenses that are not deductible, such as costs associated with our secondary offerings in 2003 and certain lobbying expenses. The effective tax rate was 40.7%, 39.0%, and 40.3% for the years ended December 31, 2003, 2002 and 2001, respectively.

Clearing and transaction fees are recorded as revenue and collected from clearing firms on a monthly basis. Several factors affect the fees charged for a trade, including whether the individual making the trade has trading privileges on our exchange. In the event inaccurate information provided by the clearing firm has resulted in an incorrect fee, the clearing firm has a period of three months following the month in which the trade occurred to submit the correction and have the fee adjusted. When preparing financial statements for a reporting period, an estimate is made of anticipated fee adjustments applicable to the three months prior to the end of the reporting period. This estimate is recorded as a liability with a corresponding reduction to clearing and transaction fees revenue and is based on historical trends for such adjustments. Our estimate of anticipated fee adjustments was $2.0 million at December 31, 2003 and $3.1 million at December 31, 2002. Historically, the difference between the anticipated fee adjustments and those actually processed has not had a material impact on the operating results of the subsequent year.

Certain costs for CME personnel and consultants that are related to work on internal use software are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 (SOP 98-1), “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Costs capitalized are for application development, as required by SOP 98-1, for significant software projects that will result in significant new functionality where these costs are generally expected to exceed $0.5 million. The amount capitalized is determined based on the time spent by the individuals completing the eligible development-related activity and the compensation and benefits or consulting fees incurred for these activities. Projects are monitored during the development cycle to assure that they continue to meet the capitalization criteria of SOP 98-1 and that the project will be completed and placed in service as intended. Any previously capitalized costs are expensed at the time a decision is made to abandon a software project. Work-in-progress for internal use software, as well as completed projects, are included as part of property in the consolidated balance sheets. Once completed, the accumulated costs for the development of a particular software project are amortized over the anticipated life of the software, generally three years. Costs capitalized for internal use software will vary from year-to-year based on the technology-related business requirements of the exchange. Included as property additions, capitalized costs related to internal use software totaled $6.8 million, $9.7 million and $5.0 million for 2003, 2002 and 2001, respectively, and amortization of completed projects totaled $7.9 million, $7.8 million and $7.1 million for 2003, 2002 and 2001, respectively.

The accounting for stock-based compensation is complex, and under certain circumstances, accounting principles generally accepted in the United States allow for alternative methods. As permitted, through September 30, 2002, we elected to account for stock-based compensation using the intrinsic value method in accordance with APB Opinion No. 25 rather than the alternative fair value method prescribed in SFAS No. 123, “Accounting for Stock-Based Compensation.” As a result, variable accounting was required for the options granted to our former CEO as a result of certain provisions of the option agreement. Through September 30, 2002, the expense related to this option fluctuated based on the change in the value of our Class A shares and the underlying trading rights on our exchange associated with our Class B common stock. At year-end 2002, we adopted the fair value method for expensing stock options under the provisions of SFAS No. 123, as amended, and elected the retroactive restatement method of adoption. All prior periods presented have been restated to reflect stock-based compensation expense that would have been recognized had the provisions of SFAS No. 123 been applied to all stock options granted to employees, including the option granted to our former CEO, during the periods presented. We have elected the accelerated method for recognizing the expense related to stock grants. As a result of this election and the vesting provisions of our stock grants, a greater percentage of the total expense is recognized in the first year of the vesting period than would be recorded if we used the straight-line method.

KEY STATISTICAL INFORMATION

The following table presents key information on volume of contracts traded, expressed in round turn trades, as well as information on open interest and notional value of contracts traded:

	YEAR ENDED DECEMBER 31
	2003	2002	2001	2000	1999
Average Daily Volume
Product Areas:
Interest Rate	1,234,190	1,226,343	1,091,846	550,810	475,023
Equity	1,135,734	863,271	425,149	258,120	189,984
Foreign Exchange	134,988	96,289	89,290	76,615	94,747
Commodity	35,602	30,160	34,003	31,575	33,671

Total Average Daily Volume	2,540,514	2,216,063	1,640,288	917,120	793,425

Method of Trade:
Open Outcry	1,381,859	1,398,698	1,282,147	754,049	698,011
GLOBEX	1,120,770	785,615	326,274	136,928	63,782
Privately Negotiated	37,885	31,750	31,867	26,143	31,632

Total Average Daily Volume	2,540,514	2,216,063	1,640,288	917,120	793,425

Largest Daily Open Interest (contracts)	35,356,963	24,804,321	18,900,911	9,324,154	8,799,641

Total Notional Value (in trillions)	$333.7	$328.6	$293.9	$155.0	$138.3

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Overview

Our operations for the year ended December 31, 2003 resulted in net income of $122.1 million compared to net income of $94.1 million for the year ended December 31, 2002. The increase in net income resulted primarily from an 18.3% improvement in net revenues that was only partially offset by a 10.4% increase in operating expenses. The change in net revenues was driven by a 20.3% increase in revenue from clearing and transaction fees that was attributed primarily to a 14.6% increase in total trading volume during 2003 when compared to 2002. This increase in clearing and transaction fees exceeded the percentage increase in trading volume primarily due to a higher volume of trades executed on our GLOBEX electronic trading platform. The increased GLOBEX trading resulted in a higher average rate per contract and a shift in the mix of products traded. Offsetting this increase in revenues was increased compensation and benefits expense of $22.6 million and $6.2 million of expenses related to our brand advertising campaign. Also impacting the comparison was the $13.7 million expense in the third quarter of 2002 to settle the Wagner patent litigation that was partially offset by a $7.5 million reimbursement for this settlement from Euronext-Paris in the fourth quarter of 2002. This resulted in $6.2 million of net expense associated with this litigation for the year 2002. There was no similar expense in 2003.

Trading volume for the year ended December 31, 2003 totaled 640.2 million contracts, representing average daily trading volume of 2.5 million contracts. This was a 14.6% increase over the 558.4 million contracts traded during the same period in 2002 representing average daily trading volume of 2.2 million contracts. Many volume trading records were established in 2003. Daily volume for the month of June 2003 averaged 3.0 million contracts per day, the highest in CME’s history. Average daily volume in September 2003 was 2.8 million contracts per day, the second highest on record at CME. In addition, on March 17, 2003, 1.8 million contracts were traded on GLOBEX, the highest GLOBEX volume day on record, excluding TRAKRS volume.

Revenues

Total revenues increased $75.7 million, or 16.1%, from $469.1 million for the year ended December 31, 2002 to $544.8 million for the year ended December 31, 2003. Net revenues increased $82.9 million, or 18.3%, from the year ended 2002 when compared to the same period in 2003. The increase in net revenues was attributable primarily to the 14.6% increase in average daily trading volume for the year ended December 31, 2003, when compared to the year ended December 31, 2002. In 2003, electronic trading volume represented 44.1% of total trading volume, or 1.1 million contracts per day, a 42.7% increase over 2002. Increased trading volume levels resulted primarily from: GLOBEX system enhancements improving speed, reliability and distribution; continued volatility in currencies and U.S. stocks early in 2003; recent interest rate volatility and the reduction in the Federal-funds rate in June 2003 that resulted in increased volume in our interest rate products; geopolitical and economic uncertainty; increased customer demand for the liquidity provided by our markets; and product offerings that attracted new customers seeking to manage their risks. The additional clearing and transaction fees resulting from the increase in trading volume were augmented by increased revenue generated from our market data offerings, trading revenue from GFX, access fees, fees for managing our IEF program, fees for providing clearing services to the CBOT for the last six weeks of the year and investment income. Partially offsetting these increases in revenue was a decline in securities lending interest income, net of related interest expense, and losses incurred on the trade-in and write-off of certain technology equipment.

Clearing and Transaction Fees. Clearing and transaction fees, which include clearing fees, GLOBEX electronic trading fees and other volume-related charges increased $72.4 million, or 20.3%, from $356.4 million for the year ended December 31, 2002 to $428.8 million for the year ended December 31, 2003. A significant portion of the increase was attributable to the 14.6% increase in average daily trading volume. In addition to the increase in trading volume, there was a 42.7% increase in trading volume executed through GLOBEX. In 2003, GLOBEX volume represented 44.1% of total trading volume compared to

35.5% during 2002. Also, the product mix shifted to more equity product volume. For the year ended December 31, 2003, equity products represented 44.7% of trading volume, compared to 39.0% during 2002. By contrast, interest rates represented 48.6% of our volume in 2003, compared to 55.3% during 2002. Fees for interest rate products are lower than fees for equity products. In the normal course of business, we audit our clearing firms for compliance with our fee policies and assessments are issued for any deficiencies noted. Clearing and transaction fees revenue increased in 2003 as the result of clearing firm assessments for clearing and transaction fees resulting from these audits and included two assessments totaling $3.6 million. In addition, clearing and transaction fees for 2002 were reduced by $4.8 million as a result of a reserve established in June 2002 for a one-time payment to clearing firms relating to our fee adjustment policy and clearing firm account management errors. There was no similar reserve in 2003.

The average rate, or revenue, per contract increased from $0.638 for the year ended December 31, 2002 to $0.670 for the same period in 2003. The change was primarily the result of an increased percentage of trades executed through GLOBEX, which has a higher average rate per contract, and a product mix shift away from interest rate products. In addition, the tiered pricing for Eurodollar products was changed effective March 1, 2003. The thresholds for obtaining the tiered pricing discounts were increased, and the amount of the discount decreased. As a result, the average rate per contract during the year ended December 31, 2003 reflects a reduction of approximately $0.015 for the effect of tiered pricing compared to a $0.035 reduction in the year ended December 31, 2002. In addition, $3.6 million in clearing firm assessments for clearing and transaction fees added approximately $0.006 to our average rate per contract for the year ended December 31, 2003. In 2002, the average rate per contract was approximately $0.009 lower as a result of the $4.8 million reserve established in June 2002 to allow clearing firms to submit clearing fee adjustments for prior periods. Partially offsetting these factors that resulted in an increase in the average rate per contract in 2003, was the March 1, 2003 implementation of an incentive program to stimulate volume in the back months of the Eurodollar futures contract, or those contract months that trade three to 10 years into the future. This program reduced our average rate per contract approximately $0.006, or $3.3 million, for the year ended December 31, 2003. Finally, in July 2002, we began trading a new contract, Long-Short Technology TRAKRS which was followed by the launch of Select 50 TRAKRS, LMC TRAKRS, Commodity TRAKRS, Euro Currency TRAKRS and Gold TRAKRS in 2002 and 2003. Similar to limits on certain GLOBEX fees, transaction fees for this contract are limited based on the size of the order. The average rate per contract on these trades is approximately $0.007. As a result, TRAKRS volume has an adverse impact on our overall rate per contract. If volume and fees for TRAKRS were excluded for the years ended December 31, 2003 and 2002, our average rate per contract would have increased by approximately $0.021 to $0.691 in 2003 and by $0.011 to $0.649 in 2002.

The following table shows the average daily trading volume expressed in round turn contracts in our four product areas, the portion that was traded electronically through the GLOBEX platform, and clearing and transaction fee revenues expressed in total dollars and as an average rate per contract:

	YEAR ENDED DECEMBER 31
	2003	2002	Percentage Increase
Product Area:
Interest Rate	1,234,190	1,226,343	0.6%
Equity	1,135,734	863,271	31.6
Foreign Exchange	134,988	96,289	40.2
Commodity	35,602	30,160	18.0

Total Volume	2,540,514	2,216,063	14.6

GLOBEX Volume	1,120,770	785,615	42.7
GLOBEX Volume as a Percent of Total Volume	44.1%	35.5%
Clearing and Transaction Fees Revenue (in thousands)	$428,802	$356,396
Average Rate per Contract	$0.670	$0.638

We experienced trading volume growth in each product area in 2003 when compared to 2002. With respect to interest rate products, in 2002 there was uncertainty related to interest rate levels that was not as evident in the first or third quarters of 2003 resulting in reduced trading volume. This reduction was offset in the second and fourth quarters of 2003 as a result of interest rate volatility and the 0.25% reduction in the Federal-funds rate announced by the U.S. Federal Reserve Board in June 2003. Overall, we experienced a modest gain in interest rate product volume in 2003. Our equity product volume growth was influenced by improvements in distribution, speed and reliability of the GLOBEX system and the volatility in U.S. equity markets that was evident in the first three months of 2003, primarily as a result of economic conditions and geopolitical uncertainty. The growth in foreign exchange volume was primarily due to improvements in our GLOBEX trading system, the declining value of the U.S. dollar and our central counterparty clearing which makes these products increasingly attractive to large banks and investment banks. Price levels and volatility patterns contributed to the increase in volume in our commodity products.

Clearing and Transaction Services. Clearing and transaction services increased $1.4 million from $0.4 million for the year ended December 31, 2002 to $1.8 million for the year ended December 31, 2003. The increase was a result of CCL activity commencing for specific products on November 24, 2003, as well as a full year of NYMEX transaction processing revenues. Our agreement with NYMEX began in June 2002.

Quotation Data Fees. Quotation data fees increased $4.5 million, or 9.1%, from $48.7 million for the year ended December 31, 2002 to $53.2 million for the year ended December 31, 2003. The increase resulted primarily from the change to our fee structure that was implemented on April 1, 2003. At that time, we changed the fees for our professional service by increasing the fee for additional screens from $12 per month to $20 per month and lowering the fee for first locations from $60 per month to $50 per month. At December 31, 2003, there were approximately 60,000 subscribers to our market data and the data was accessible from approximately 174,000 screens and included approximately 28,000 subscribers to our lower-priced non-professional service. This represented a decrease of approximately 1,000 screens from December 31, 2002 when the total was approximately 175,000 screens. While the number of subscribers has increased from approximately 54,000 subscribers at December 31, 2002, the increase occurred in our lower-priced non-professional E-mini market data service. The change in the number of subscribers, screens and locations from 2002 to 2003 is consistent with the trend experienced over the course of 2002, primarily as a result of contraction within the financial services industry.

Access Fees. Access fees increased $2.6 million, or 19.8%, from $12.9 million for the year ended December 31, 2002 to $15.5 million for the year ended December 31, 2003. This increase resulted primarily from an increase in the number of GLOBEX users, particularly those accessing GLOBEX through a T-1 connection, and those utilizing this access capability for some market data vendors and customers.

Communication Fees. Communication fees were relatively constant at $9.7 million for the years ended December 31, 2002 and 2003. The number of individuals and firms utilizing our communications services and the associated rates has not changed significantly.

Investment Income. Investment income increased $1.5 million, or 19.4%, from $7.7 million for the year ended December 31, 2002 to $9.2 million for the year ended December 31, 2003. The increase resulted primarily from an increase of approximately $4.1 million in interest income as a result of increased balances in short-term investments of available funds and cash performance bonds and security deposits as well as the investment of the net proceeds of our initial public offering that was completed in December 2002. In addition, during 2003 there was a $2.5 million increase in the investment results of our non-qualified deferred compensation plan that is included in investment income but does not affect our net income, as there is an equal increase in our compensation and benefits expense. As a result of the issuance of FIN No. 46 by the FASB in January 2003, the first IEFs that we initiated in 1997 have been determined to be variable interest entities and have been included in our consolidated financial statements beginning with the third quarter of 2003. While this consolidation has no effect on our net income, investment income for the year ended December 31, 2003 includes $1.4 million from the first IEFs with a similar increase in our expenses to reflect fees paid for managing these IEFs and the distribution of these IEF earnings to the participants. Partially offsetting these increases in investment income was a decrease in the average rate earned on all investments from 2.6% for the year ended December 31, 2002 to approximately 1.2% during the same period in 2003, representing a decrease in investment income of approximately $4.2 million. We changed our investment policy in the third quarter of 2002 whereby we converted our marketable securities to short-term investments, resulting in realized gains from the sale of these marketable securities of $2.7 million. As a result, for most of the year ended December 31, 2003, investments were short-term in nature and consisted primarily of institutional money market mutual funds.

In the third quarter of 2003, we began to implement a recently approved change to our investment policy that expanded our investment choices and extended the maturity of our investments relative to the investment policy that had been in effect since the third quarter of 2002. Investment choices now include primarily U.S. Treasury and Government agency securities, investment grade corporate obligations and municipal securities escrowed by U.S. Treasury securities. Maturities may extend to a maximum of 60 months. We expect this policy will be fully implemented for all investments by the end of the first quarter of 2004.

Securities Lending Interest Income and Expense. Securities lending interest income decreased $8.7 million, or 47.9%, from $18.2 million for the year ended December 31, 2002 to $9.5 million for the year ended December 31, 2003. The average daily balance of collateral received for securities lending activity was $924.1 million for 2002 and $723.2 million for 2003. Securities lending interest expense decreased $7.2 million, or 45.0%, from $15.9 million for 2002 to $8.7 million for 2003. This expense is an integral part of our securities lending program and is required to engage in securities lending transactions. Therefore, this expense is presented in the consolidated statements of income as a reduction of total revenues. The net revenue from securities lending represented a return of 0.25% on the average daily balance for 2002 compared to 0.10% for 2003. Beginning in 2003, we elected to make our daily offering of securities available for lending later in the business day. As a result, the number of investment choices and the related returns has decreased from 2002 to 2003.

Other Revenue. Other revenue increased $2.2 million, or 14.6%, from $15.0 million for the year ended December 31, 2002 to $17.2 million for the year ended December 31, 2003. This increase is attributed primarily to a $3.7 million increase in the trading revenue generated by GFX, a $0.6 million increase in fees associated with managing our IEF program and a $2.0 million increase in revenue for certain communication services provided to OneChicago, the joint venture established for the trading of single stock futures and narrow-based stock indexes. Partially offsetting these increases was a $2.1 million increase in our share of the OneChicago net loss and $1.3 million of losses incurred on certain technology equipment that was traded-in or written off during the year ended December 31, 2003.

Expenses

Total operating expenses increased $31.0 million, or 10.4%, from $298.9 million for the year ended December 31, 2002 to $329.9 million for the year ended December 31, 2003. This increase was primarily attributable to increases in compensation and benefits as well as the marketing expenses associated with our brand advertising campaign and depreciation and amortization expense. In addition, 2002 included $6.2 million of expense relating to the settlement of the Wagner patent litigation as well as legal fees incurred as a result of this litigation. There were no similar expenses for the year ended December 31, 2003.

Compensation and Benefits Expense. Compensation and benefits expense increased $22.3 million, or 18.8%, from $118.7 million for the year ended December 31, 2002 to $141.0 million for the year ended December 31, 2003. There were four significant components to this increase. The average number of employees increased approximately 8%, or by 85 employees, from the year ended December 31, 2002 to the year ended December 31, 2003. We had 1,221 employees at December 31, 2003. This increased headcount resulted in additional compensation and benefits, excluding bonuses, of approximately $8.4 million. Compensation and benefits increased approximately $7.5 million as a result of annual salary increases and related increases in employer taxes, pension and benefits. In addition, bonus expense increased $7.7 million from the year ended December 31, 2002 to the year ended December 31, 2003. As a result of an annual incentive plan approved by shareholders in 2003, bonus expense is now directly linked to cash earnings as defined in our annual incentive plan. Finally, the $2.5 million increase in the earnings of the deferred compensation plan resulted in increased compensation and benefits expense for the year ended December 31, 2003. These increases were partially offset by a $2.3 million reduction in stock-based compensation expense. The decrease is primarily a result of the forfeiture related to our former CEO’s stock option. Due to the option’s vesting provisions, the remaining 20% of the shares subject to the option that was unvested at December 31, 2003 was forfeited. As a result, stock-based compensation was reduced by $2.6 million in the fourth quarter of 2003 and no further expense will be incurred for this option. This decrease is partially offset by a $1.5 million increase in the expense related to employee stock options, primarily as a result of the accelerated expense recognition for the June 2003 grants. Finally, there was a $1.2 million reduction in compensation and benefits expense for the year ended December 31, 2003 as a result of the reimbursement provisions of the CCL agreement. There was no similar reimbursement arrangement during the year ended December 31, 2002.

Occupancy Expense. Occupancy expense increased $2.5 million, or 11.2%, from $22.4 million for the year ended December 31, 2002 to $24.9 million for the year ended December 31, 2003. Increased operating expenses and insurance costs resulted in $0.7 million of this increase. Rent expense has also increased as a result of additional space we now lease at our main location.

Professional Fees, Outside Services and Licenses Expense. Professional fees, outside services and licenses expense decreased $0.8 million, or 2.7%, from $32.5 million for the year ended December 31, 2002 to $31.7 million for the year ended December 31, 2003. The decrease was primarily the result of $3.2 million of legal fees incurred in 2002 for the settlement of the Wagner patent litigation. There was no similar expense in 2003. In addition, professional fees for technology initiatives, net of the portion that relates to the development of internal use software and is capitalized rather than expensed, also decreased $1.5 million. Finally, under the terms of our CCL agreement, our professional fees expense for the year ended December 31, 2003 was reduced by $0.9 million for amounts that were reimbursed by CBOT. No similar reimbursement existed during 2002. These declines were partially offset by increased legal and professional fees related to our two secondary offerings of stock that were completed in June and November of 2003, and legal fees incurred in 2003 to secure certain intellectual property rights. License fees also increased $1.0 million as a result of increased trading volume in our equity products. In addition, public relations and real estate development fees increased in 2003 when compared to 2002.

Communications and Computer and Software Maintenance Expense. Communications and computer and software maintenance expense decreased $0.8 million, or 1.7%, from $46.6 million for the year ended December 31, 2002 to $45.8 million for the year ended December 31, 2003. Communications expense decreased $3.0 million from 2002 to 2003 primarily as a result of $2.5 million in refunds from our telecommunications provider for billing errors in prior periods. In addition, we experienced decreases in other communications expense as a result of network consolidation and cost reduction efforts. Partially offsetting this decrease was a $2.5 million increase in our software, software maintenance, hardware rental and hardware maintenance expense for 2003 when compared to 2002, primarily as a result of the need to expand our capacity and improve reliability for processing transactions. In addition, communication expense for the remote data facility, which became operational in October 2002, increased in 2003.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $4.5 million, or 9.3%, from $48.5 million for the year ended December 31, 2002 to $53.0 million for the year ended December 31, 2003. Capital expenditures totaled $56.9 million in 2002 and $63.0 million in 2003. Technology-related purchases represented approximately 90% of total purchases in 2002 and 76% in 2003. Equipment and software represent the greatest portion of these technology-related additions and were depreciated over a three- or four-year period. Therefore, these recent additions, which include the development of software for internal use, have resulted in the increased depreciation and amortization expense from 2002 to 2003.

Patent Litigation Settlement. Patent litigation settlement expense totaled $6.2 million for the year ended December 31, 2002. No similar expense occurred in the year ended December 31, 2003. This includes $13.7 million of expense in August 2002 to settle the Wagner patent litigation that was partially offset by a $7.5 million reimbursement for this settlement from Euronext-Paris in December 2002. The expense recorded in 2002 represents the present value of these payments.

Marketing, Advertising and Public Relations Expense. Marketing, advertising and public relations expense increased $5.4 million from $6.5 million for the year ended December 31, 2002 to $11.9 million for the year ended December 31, 2003. Our total brand advertising expense for the year ended December 31, 2003 was $6.2 million. There was no similar expense in the year ended 2002. Partially offsetting the increased brand advertising expense during the year ended 2003 was a reduction in product advertising when compared to 2002.

Other Expense. Other expense increased $4.2 million, or 24.2%, from $17.5 million for the year ended December 31, 2002 to $21.7 million for the year ended December 31, 2003. The primary factor in this increase was a $1.9 million increase in our insurance expense, which includes directors and officers and general liability coverage. In addition, as a result of the adoption of FIN No. 46 in the third quarter of 2003, other expense included $1.1 million for distributions to participants in our IEF program. This had no effect on our net income as the earnings of these IEFs are included in investment income. We also experienced increases in fees to our Board of Directors as a result of changes in the fee structure that were effective in the fourth quarter of 2002, as well as increases in currency delivery fees and general administrative costs during the year ended December 31, 2003 when compared to 2002.

Income Tax Provision

We recorded an income tax provision of $84.0 million for the year ended December 31, 2003 compared to $60.2 million for the same period in 2002. The effective tax rate was 40.7% for 2003, compared to 39.0% for 2002. The increase in the effective rate resulted primarily from certain expenses related to our secondary offerings, completed in June and November of 2003, which are not deductible for purposes of determining taxable income.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

COMPARED TO YEAR ENDED DECEMBER 31, 2001

Overview

Our operations for the year ended December 31, 2002 resulted in net income of $94.1 million compared to net income of $75.1 million for the year ended December 31, 2001. The increase in net income resulted primarily from a 17.1% increase in net revenues that was only partially offset by a 14.4% increase in operating expenses. The increase in net revenues was driven by a 35.6% increase in total trading volume during 2002 when compared to 2001. However, the percentage growth in volume did not result in an equal percentage growth in revenue as volume incentive programs, which include limits on GLOBEX fees for E-mini contracts and volume discounts for customers trading large volumes of our Eurodollar products, had a greater impact on revenue from clearing and transaction fees during 2002. Contributing to the overall increase in expenses was the settlement of the Wagner patent litigation in August 2002, and a subsequent agreement in December 2002 with Euronext-Paris for reimbursement of one-half of the settlement amount. The net result of these two agreements was a one-time expense of $6.2 million for 2002. Partially offsetting the overall increase in expenses was a decrease in stock-based compensation, a non-cash expense, from $6.2 million in 2001 to $3.8 million in 2002.

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

Revenues

Total revenues increased $72.5 million, or 18.3%, from $396.6 million for 2001 to $469.1 million for 2002. Net revenues increased $66.0 million, or 17.1%, from 2001 to 2002. The increase in revenues was attributable primarily to a 35.1% increase in average daily trading volume in 2002. The increase represented our third consecutive year of record trading volume and marked the second year our exchange was the largest futures exchange in the United States, based on annual trading volume. In 2002, electronic trading volume represented 35.5% of total trading volume, or 785,615 contracts per day, a 140.8% increase over the year 2001. Open outcry trading volume averaged 1,398,698 contracts per day in 2002, a 9.1% increase over the year 2001. Increased trading volume levels resulted from continued volatility in U.S. stocks and currencies; the anticipation of possible changes in interest rates; increased customer demand for the liquidity provided by our markets; product offerings that allowed customers to manage their risks; and enhanced access choices to our products. Partially offsetting these volume increases, and the related increase in clearing and transaction fees, was a decline in investment income resulting primarily from a decrease in rates earned on our marketable securities, short-term investments and the short-term investment of clearing firms’ cash performance bonds and security deposits; a decrease in the trading revenue generated by our trading subsidiary, GFX; and our share of the net loss of OneChicago, our joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002.

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

Despite the increase in revenue from clearing and transaction fees, the average rate, or revenue, per contract decreased $0.072 from $0.710 in 2001 to $0.638 in 2002. Management believes the fee limits for our E-mini equity products and volume discounts offered to large users of our Eurodollar products contributed to increased overall trading volume but had a negative impact on our average rate per contract. While volume discounts and limits on certain GLOBEX fees were in effect during both 2001 and 2002, the average rate per contract for 2002 was more adversely impacted by these programs as increased trading volume resulted in more trades being executed at the discounted levels. In addition, the volume discounts for our Eurodollar products that were implemented in January 2001 were expanded in the third quarter of 2001. While volume in Eurodollar contracts has grown, the larger volume discounts have partially offset the additional revenue generated by the increased trading volume in this product. The average rate per contract was also affected by the lower percentage of trades attributed to non-member customers. The percentage of trades by non-members decreased to approximately 22% of total trading volume in 2002 compared to approximately 25% in 2001. We believe our lower fee structure for members has resulted in the acquisition of trading rights by parties intending to trade significant volumes on our exchange, creating an increase in member volume. In addition, on July 31, 2002, we began trading a new contract, Long-Short Technology TRAKRS, that was followed by two additional TRAKRS contracts in the fourth quarter of 2002. Similar to limits on certain GLOBEX fees, transaction fees for this contract are limited based on the size of the order and generally averaged $0.007 per contract. As a result, TRAKRS volume had an adverse impact on our overall rate per contract in 2002. If volume and fees for TRAKRS were excluded from the 2002 rate per contract calculation, our average rate per contract would have increased by approximately $0.011 to $0.649 from $0.638. Finally, the $4.8 million payment to clearing firms relating to our fee adjustment policy and clearing firm account management errors reduced our average rate per contract by $0.009 in 2002.

The following table shows the average daily trading volume in our four product areas, the portion that was traded electronically through the GLOBEX platform, and clearing and transaction fees revenue expressed in total dollars and as an average rate per contract:

	YEAR ENDED DECEMBER 31
	2002	2001	Percentage Increase
Product Area:
Interest Rate	1,226,343	1,091,846	12.3%
Equity	863,271	425,149	103.1
Foreign Exchange	96,289	89,290	7.8
Commodity	30,160	34,003	(11.3)

Total Volume	2,216,063	1,640,288	35.1

GLOBEX Volume	785,615	326,274	140.8
GLOBEX Volume as a Percent of Total Volume	35.5%	19.9%
Clearing and Transaction Fees Revenue (in thousands)	$356,396	$292,459
Average Rate per Contract	$0.638	$0.710

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

Clearing and Transaction Services. Clearing and transaction services represented $0.4 million of revenue in 2002. Our agreement to provide cross-access to trading, order routing and clearing systems to the members and customers of NYMEX began in June 2002. There was no similar agreement or revenue in 2001.

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

Access Fees. Access fees increased $0.9 million, or 8.0%, from $12.0 million in 2001 to $12.9 million in 2002. This increase resulted primarily from the additional monthly access fees generated by an increased number of GLOBEX users during 2002. Partially offsetting this increase was a $0.5 million decrease in installation revenue during 2002 when compared to 2001. When our pricing structure was changed in February 2001, we increased our installation charges for certain access choices. Many customers elected those access choices when they were first introduced. This resulted in an increase in installation revenue in the second and third quarters of 2001 that was not repeated during 2002. In addition, some new customers in 2002 selected access choices that did not require installation fees, such as our virtual private network.

Communication Fees. Communication fees increased $0.4 million, or 4.3%, from $9.3 million in 2001 to $9.7 million in 2002. The increase resulted primarily from an increase in telecommunication services and equipment provided on our trading floor and modest increases in fees for some of the wireless services we provide.

Investment Income. Investment income decreased $1.3 million, or 13.6%, from $9.0 million in 2001 to $7.7 million in 2002. The decline resulted primarily from a reduction in rates earned on our marketable securities, short-term investments of available funds and the investment of clearing firms’ cash performance bonds and security deposits. Through the third quarter of 2002, a significant portion of these investments were short-term in nature. In the third quarter of 2002, we changed our investment policy and converted all of our marketable securities to short-term investments. Therefore, in the fourth quarter of 2002, all investments were short-term in nature. The average rate earned on all investments declined from approximately 3.8% in 2001 to approximately 2.6% in 2002, representing a decrease in investment income of approximately $6.3 million. The decrease in rates earned resulted from the actions taken by the Federal Reserve Board in 2001 and 2002 to lower the Federal-funds rate and the change in our investment policy in the third quarter of 2002. Another component of the decrease in investment income was the $0.6 million decrease in the investment results of our non-qualified deferred compensation plan that is included in investment income but does not affect our net income, as there is an equal decrease in our compensation and benefits expense. Partially offsetting these decreases in investment income was an increase of approximately $3.3 million in interest income as a result of increased balances in marketable securities, short-term investments of available funds and cash performance bonds and security deposits, as well as the investment of the net proceeds of our initial public offering that was completed in December 2002. In addition, as a result of the change in our investment policy in the third quarter of 2002, we sold the marketable securities owned at the time the investment policy was changed, resulting in one-time realized gains of $2.7 million, compared to realized gains of $0.2 million in 2001.

Securities Lending Interest Income and Expense. Securities lending interest income increased $7.5 million, or 69.1%, from $10.7 million in 2001 to $18.2 million in 2002. Our securities lending activity began late in June 2001. Therefore, the revenue generated in 2001 does not represent a full year of securities lending activity. Our securities lending is limited to a portion of the securities that clearing firms deposit to satisfy their proprietary performance bond requirements. The average daily balance of proceeds from securities lending activity was $924.1 million in 2002 and $632.6 million in 2001 from the time this activity began to the end of the year. In 2001, the securities from one clearing firm were used to launch this program. By year-end 2002, securities of four clearing firms were being utilized in the securities lending program. Securities lending interest expense increased $6.4 million, or 67.8%, from $9.5 million in 2001 to $15.9 million in 2002. This expense is an integral part of our securities lending program and is required to engage in securities lending transactions. Therefore, this expense is presented in the consolidated statements of income as a reduction of total revenues. The net revenue from securities lending represented a return of 0.25% on the average daily balance in 2002 compared to 0.20% in 2001.

Other Revenue. Other revenue increased $0.1 million, or 1.3%, from $14.9 million in 2001 to $15.0 million in 2002. This increase is attributed primarily to a $2.3 million increase in fees associated with managing our IEF program and $0.7 million of revenue for providing certain communication and regulatory services to OneChicago that began in the third quarter of 2002. In addition, two additional exchanges adopted CLEARING 21 in 2002, resulting in $0.3 million of revenue. Partially offsetting these increases was a $2.6 million increase in our share of the net loss of OneChicago. The increase in the net loss for 2002 represented an entire year of activity, whereas 2001 only represented activity from August 2001, the date of our initial capital contribution. OneChicago began trading operations in November 2002. However, fees for trades executed were waived for 2002. In addition, the trading revenue generated by GFX declined $0.6 million from 2001 to 2002.

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

Compensation and Benefits Expense. Compensation and benefits expense increased $7.2 million, or 6.6%, from $111.5 million in 2001 to $118.7 million in 2002. The average number of employees increased approximately 7%, or by 70 employees, from 2001 to 2002. We had 1,152 employees at December 14, 2002.

This increased headcount resulted in increased salaries and benefits of approximately $6.3 million. In addition, salaries and benefits increased approximately $6.2 million as a result of annual salary increases and related increases in employer taxes, pension and benefits. These increases were partially offset by decreases in other factors. There was a $2.0 million increase in the capitalization of compensation and benefits relating to internally developed software and a $0.6 million increase in the losses experienced in our non-qualified deferred compensation plan during 2002 when compared to 2001. In addition, stock-based compensation, a non-cash expense, decreased $2.4 million, or 38.9%, from $6.2 million in 2001 to $3.8 million in 2002. The stock option granted in 2000 to our former CEO represents $1.8 million of stock-based compensation expense in 2002. Employee stock options, granted primarily in 2001, and restricted stock granted in 2001 comprise the balance of this expense. The total expense associated with a stock option is calculated at the date of grant based on its fair value. Since we have elected an accelerated method for recognizing this expense, a greater percentage of the total expense for all stock awards is recognized in the first year of the vesting period. The decline in expense in 2002 is a direct result of the time that has lapsed since the options were granted and the expense previously recognized in the year immediately following the date of grant.

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

Communications and Computer and Software Maintenance Expense. Communications and computer and software maintenance expense increased $3.0 million, or 6.8%, from $43.6 million in 2001 to $46.6 million in 2002. The increase in 2002 resulted primarily from greater communications expense and communications-related expense of $2.1 million associated with our remote data facility and $0.9 million of expenses for news and quote services and software maintenance to support CME E-quotesSM offering that began in March 2001. In addition, we incurred $1.1 million in hardware and software maintenance costs in 2002 as a result of new hardware purchases and initiatives, such as single stock futures. Partially offsetting these increases was a $0.6 million reduction in communication expense associated with connections to our GLOBEX platform that resulted from the renegotiation of a contract with one of our vendors in the second half of 2001 and our decision to not renew our agreement with Euronext-Paris for maintenance of our matching engine software. This agreement expired at the end of 2001, and in 2002 we assumed the maintenance utilizing our technology staff. The expense relating to this maintenance agreement was $1.0 million in 2001.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $10.9 million, or 28.9%, from $37.6 million in 2001 to $48.5 million in 2002. Capital expenditures and assets acquired through capital leases totaled $27.1 million in 2000, $36.5 million in 2001, and $56.9 million in 2002, with technology-related purchases representing over 80% of total purchases. Equipment and software represent the greatest portion of these technology-related purchases and are depreciated over a three- to four-year period. Therefore, these recent purchases, which include the development of software for internal use, have resulted in increased depreciation and amortization expense.

Patent Litigation Settlement. Patent litigation settlement expense totaled $6.2 million in 2002. This expense includes $13.7 million for the August 2002 settlement with e-Speed of the Wagner patent litigation relating to patent 4,903,201 entitled “Automated Futures Trade Exchange.” This expense was subsequently reduced as a result of the December 2002 settlement of a dispute with Euronext-Paris, our licensor of the NSC software that was the subject of the patent litigation, whereby Euronext-Paris agreed to pay us an amount equal to one-half of the amount of the settlement with e-Speed. Our settlement with e-Speed required a $5.0 million payment in September 2002 with five subsequent payments of $2.0 million each beginning in August 2003. In turn, Euronext-Paris has agreed to make two payments to us for $3.75 million each, the first of which was received in January 2003 and the second payment is to be received in December 2003. The expense recorded in 2002 represents the present value of these payments. No similar expense occurred in 2001.

Marketing, Advertising and Public Relations Expense. Marketing, advertising and public relations expense increased $0.2 million, or 3.0%, from $6.3 million in 2001 to $6.5 million in 2002. Two offsetting changes resulted in this total expense remaining relatively unchanged from 2001 to 2002. Advertising and promotional activities increased from 2001 to 2002 as a result of greater expenditures for print advertising, focused primarily on our E-mini stock index and our foreign exchange products, as well as trade shows and conventions. These increases were partially offset by a decrease in charitable contributions. In response to the terrorist attacks of September 11, 2001, we established the Chicago Mercantile Exchange Foundation and made an initial contribution of $1.0 million in the third quarter of 2001. No similar expense was incurred in 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Management

Cash and cash equivalents totaled $185.1 million at December 31, 2003 compared to $339.3 million at December 31, 2002. The $154.1 million decrease from December 31, 2002 to December 31, 2003 resulted primarily from the purchase of $256.4 million of marketable securities as a result of the change in our investment policy in the third quarter of 2003 whereby we have expanded available investment choices to include primarily U.S. Treasury and Government agency securities, investment grade corporate obligations and municipal securities escrowed by U.S. Treasury securities. Also contributing to the decrease in cash and cash equivalents was the $63.0 million of property purchased, net of trade-in allowances, and our regular quarterly dividend payments that totaled $20.6 million. These uses of cash were partially offset by the cash generated by operations of $191.1 million for the year ended December 31, 2003. During 2003 and 2002, the balance retained in cash and cash equivalents was a function of anticipated or possible short-term cash needs, prevailing interest rates, our investment policy and alternative investment choices and any dividends that we pay.

Current assets readily convertible into cash include accounts receivable and marketable securities. When combined with cash and cash equivalents, these assets represented 74.4% of our total assets at December 31, 2003, excluding cash performance bonds and security deposits, collateral from securities lending activities and IEF balances, compared to 72.0% at December 31, 2002. The increase from December 31, 2002 to year-end 2003 resulted primarily from cash generated by operations during 2003, and was partially offset by additions to capital assets and dividend payments. Cash performance bonds and security deposits, as well as collateral from securities lending activities and IEF balances, are excluded from total assets and total liabilities for purposes of this comparison as these balances may vary significantly over time and there are equal and offsetting current liabilities that correspond to these current assets.

Included in other assets are deferred tax assets of $14.0 million and $17.3 million at December 31, 2003 and 2002, respectively. These deferred tax assets result primarily from depreciation, stock-based compensation and deferred compensation. There is no valuation reserve for these assets as we expect to fully realize their value in the future based on our expectation of future taxable income.

Historically, we have met our funding requirements from operations. If operations do not provide sufficient funds to complete capital expenditures, short-term investments or marketable securities can be reduced to provide the needed funds, or assets can be acquired through capital leases.

Each clearing firm is required to deposit and maintain a specified performance bond balance based on the number of open contracts at the end of each trading day. Performance bond requirements can be satisfied with cash, U.S. Government securities, bank letters of credit or other approved investments. Cash performance bonds and security deposits are included in our consolidated balance sheets and fluctuate due to the investment choices available to clearing firms and changes in the amount of deposits required. Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. The balance in our securities lending activity fluctuates based on the amount of securities that clearing firms have deposited and the demand for securities lending activity in the particular securities available to us. As a result of these factors, the balances in cash performance bonds and security deposits, as well as the balances in our securities lending program, may fluctuate significantly over time. In general, the balance of cash performance bonds and security deposits has increased in recent years. We expect this trend to continue in early 2004 as the Common Clearing Link with the Chicago Board of Trade becomes fully operational, adding cash performance bonds and securities deposits from CBOT clearing firms to our balances. Cash performance bonds and security deposits, collateral from securities lending and balances in the first IEFs consisted of the following:

	DECEMBER 31
(in thousands)	2003	2002
Cash Performance Bonds	$2,814,362	$1,805,052
Cash Security Deposits	17,223	22,939
Cross-Margin Cash Held Jointly with Options Clearing Corporation	667	—

Total Cash Performance Bonds and Security Deposits	$2,832,252	$1,827,991
Collateral from Securities Lending Activities and Payable Under Securities Lending Agreements	1,004,400	985,500
Short-Term Investments and Payable to Participants in First Interest Earning Facilities	370,504	—

Total	$4,207,156	$2,813,491

As discussed above, clearing firms may also deposit U.S. Government securities and other approved investments, including deposits in our IEF program, to satisfy their performance bond and security deposit requirements. With the exception of the portion of securities deposited that are utilized in our securities lending program, assets of this nature are not included in our consolidated balance sheets. We are required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of customers. In addition, our exchange rules require a segregation of all funds and securities deposited by clearing firms from exchange operating funds and securities. As with cash performance bonds and security deposits, these balances will fluctuate due to the investment choices available to clearing firms and the change in the amount of total deposits required and will increase in early 2004 when our Common Clearing Link with the Chicago Board of Trade becomes fully operational. Securities, at fair market value, and IEF funds were deposited for the following purposes at December 31:

(in thousands)	2003	2002
Performance Bonds	$34,914,979	$25,278,903
Security Deposits	995,245	896,192
Cross-Margin Securities Held Jointly with Options Clearing Corporation	647,942	636,848

Total	$36,558,166	$26,811,943

Total performance bonds on deposit increased approximately $1.8 billion on January 2, 2004, when the CCL became fully effective.

Sources and Uses of Cash

Net cash provided by operating activities was $191.1 million for 2003 and $141.1 million for 2002. The cash provided by operations increased in 2003 as a result of our improved operating results as well as an increase in current liabilities that was partially offset by an increase in current assets. The net cash provided by operating activities exceeded our net income in 2003 and 2002 primarily as a result of non-cash expenses, such as depreciation and amortization, which do not adversely impact our cash flow.

Cash used in investing activities was $327.1 million for 2003 compared to cash provided by investing activities of $34.4 million for 2002. The decrease of $361.5 million is primarily due to the $256.4 million of purchases of marketable securities in excess of the cash provided by the sale of marketable securities as a result of the change in our investment policy in the third quarter of 2003. By comparison, sales and maturities of marketable securities exceeded purchases in 2002, resulting in net cash provided of $93.8 million in 2002. Additional investments in OneChicago of $7.6 million and $3.1 million were made in 2003 and 2002, respectively. Cash used to acquire and develop capital assets increased $6.7 million, from $56.3 million for 2002 to $63.0 million for 2003. Technology-related expenditures totaled $47.7 million in 2003, primarily for equipment and software. Property additions in 2003 also included leasehold improvements of $14.6 million related primarily to the new lobby entrance that was opened in November 2003 as well as expansion and remodeling of the office space at our main location. Purchases of software and equipment and leasehold improvements in 2002 included $14.5 million for our remote data center, which became operational in late September 2002, and $4.5 million to accommodate trading in single stock futures.

Capital expenditures, which includes expenditures for purchased and internally developed software as well as equipment acquired utilizing capital leases, have varied significantly from 2001 through 2003, as demonstrated in the table below:

	YEAR ENDED DECEMBER 31
(in millions, except percentages)	2003	2002	2001
Total Capital Expenditures	$63.0	$56.9	$36.5
Technology	47.7	50.9	32.3
Percent for Technology	75.7%	89.4%	88.3%

This highlights our commitment to continual enhancements to the technology we employ. Technology-related software and equipment purchases in 2003 included $23.8 million for equipment in our data centers and $19.0 million for purchased and internally developed software. These expenditures related primarily to expanding capacity for growth in our electronic trading platform, expenditures related to implementation of the Common Clearing Link, additional systems enhancements, such as the Eagle (Electronic Arbitrage GLOBEX Liquidity Enhancer) software released in January 2003 allowing for greater capabilities to execute interest rate product trades electronically, and improved speed and reliability in our systems. We also completed $2.7 million of leasehold improvements to our remote data center as we began the process to expand capacity at that location. In 2002, capital expenditures included $19.1 million for purchased and internally developed software, $28.1 million for equipment purchased for our data centers and $3.1 million for leasehold improvements at our remote data center. In 2001, capital expenditures for technology included $13.9 million for purchased and internally developed software, as well as $17.3 million in equipment purchases for our data centers. These purchases were attributable primarily to increased capacity requirements and performance enhancements to our electronic platform as a result of higher trading volume. This necessitated additional equipment and software licenses.

Cash used in financing activities was $18.2 million for the year ended December 31, 2003 compared to cash provided by financing activities of $94.7 million for 2002. The decrease is due to the net proceeds received from our initial public offering in December 2002. We did not sell any additional stock in 2003. Partially offsetting this decrease was $7.9 million in cash received from the exercise of stock options in 2003. Regular quarterly dividend payments totaled $20.6 million in 2003 compared to a $17.3 million dividend paid on June 28, 2002 that represented $0.60 per share on Class A and Class B shares of common stock. In addition, cash used in financing activities for both periods included regularly scheduled payments on long-term debt related to our capital lease obligations.

Cash Requirements

Cash will be required for commitments reflected as liabilities on our consolidated balance sheet at December 31, 2003, operating leases and purchase obligations. These commitments are as follows (in thousands):

Year	Capital Lease Obligations	Operating Leases	Purchase Obligations	Other Long-Term Liabilities
2004	$1,551	$10,730	$13,653	$—
2005–2006	—	20,673	9,014	4,565
2007–2008	—	19,716	799	2,000
2009 and thereafter	—	3,223	—	757

Total	$1,551	$54,342	$23,466	$7,322

Included in these commitments is the remaining liability relating to the settlement in August 2002 of the Wagner patent litigation that was settled for $15.0 million. The settlement required an initial payment of $5.0 million in September 2002 and requires five subsequent annual payments of $2.0 million each beginning in August 2003. The entire expense related to this settlement was recognized in 2002, at its present value of $13.7 million. In December 2002, we settled a dispute with Euronext-Paris, our licensor of the NSC software that was the subject of the patent litigation. Under the terms of this settlement, Euronext-Paris agreed to make payments to us totaling $7.5 million, representing one-half of the total payments required by our settlement of the Wagner patent litigation. These funds were received in two payments of $3.75 million each in January 2003 and December 2003, respectively. The present value of the Euronext-Paris payments was recognized in the fourth quarter of 2002 as a reduction of the patent litigation settlement expense recognized in the third quarter of 2002. Remaining settlement payments are included in the commitments indicated above.

On January 12, 2004, we announced the acquisition of the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that has developed technology to facilitate the trading of complex combinations and spreads typically used with options. The purchase agreement required an initial payment of $5.3 million, with additional payments based on revenue generated when this electronic platform is implemented. Implementation is tentatively scheduled for the second half of 2004. The additional payments will extend over three years once the technology is implemented and will not exceed $16.8 million.

Future capital expenditures for technology are anticipated as we continue to expand our electronic trading platform and improve the technology utilized as part of our open outcry facilities. Each year capital expenditures also are incurred for improvements to our trading floor facilities, offices, telecommunications capabilities and other operating equipment. We expect 2004 capital expenditures to be in the range of $60 to $70 million.

We intend to pay regular quarterly dividends to our shareholders. Beginning with the dividend payment in the fourth quarter of 2003, our annual dividend target increased from 20% of the prior year’s cash earnings to 30% of the prior year’s cash earnings. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deem relevant. On February 4, 2004 the Board of Directors declared a regular quarterly dividend of $0.26 per share to be paid on March 25, 2004 for shareholders of record on March 10, 2004. Assuming no changes in the number of shares outstanding, the dividend payment will total $8.6 million.

Debt Instruments

We maintain a line of credit with a consortium of banks to be used in certain situations, such as a disruption in the domestic payments system that would delay settlement between our exchange and our clearing firms or in the event of a clearing firm default. The line of credit has never been utilized. On October 18, 2003, at the annual renewal date, the line of credit was increased from $500.0 million to $750.0 million and renewed on terms substantially the same as the expiring line of credit. The credit agreement continues to be collateralized by clearing firm security deposits held by us in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2.

In addition, as of December 31, 2003, we were contingently liable on irrevocable letters of credit totaling $49.0 million in connection with our mutual offset system with The Singapore Derivatives Exchange Ltd.

CME also guarantees a $2.5 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its foreign exchange and Eurodollar futures position. The letter of credit will be utilized in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place performance bond deposits with its clearing firm. In the unlikely event of a payment default by GFX, GFX’s performance bond would first be used to cover the deficit. If this amount is not sufficient, the letter of credit would be used, and finally CME would guarantee the remaining deficit, if any.

Our long-term debt, which resulted from utilizing capital leases to purchase certain equipment and software, will be completely paid by year-end 2004. As a result, there is no long-term debt on our consolidated balance sheet at December 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents interest rate risk relating to the marketable securities that are available for sale, as well as derivatives trading risk associated with GFX. With respect to interest rate risk, a change in market interest rates would impact interest income from temporary cash investments, cash performance bonds and security deposits, variable rate marketable securities and new purchases of marketable securities. Changes in market interest rates also would have an effect on the fair value of any marketable securities owned. In the third quarter of 2003, we began to implement a recently approved change to our investment policy that expanded our investment choices and extended the maturity of our investments relative to the investment policy that had been in effect since the third quarter of 2002. Investment choices have been expanded to include primarily U.S. Treasury and Government agency securities, investment grade corporate obligations and municipal securities escrowed by U.S. Treasury securities. Maturities may extend to a maximum of 60 months and we plan to hold these investments to maturity. We expect this policy will be fully implemented for all investments by the end of first quarter of 2004.

Our previous investment policy which became effective in the third quarter of 2002 and was in effect until we began to implement our new investment policy, required that we invest only in cash equivalents composed primarily of institutional money market mutual funds and obligations of the U.S. Government and its agencies with maturities of seven days or less.

Interest Rate Risk

Interest income from marketable securities, short-term cash investments, and cash performance bonds and security deposits was $5.8 million in 2003, $5.9 million in 2002 and $8.9 million in 2001. Our marketable securities experienced net realized and unrealized gains of $0.1 million in 2003, $2.2 million in 2002 and $0.7 million in 2001. At December 31, 2003, we owned $256.5 million of marketable securities. Contractual maturities and interest coupon rates for fixed rate marketable securities at December 31, 2003 were as follows (dollars in thousands):

Year	Principal Amount	Weighted Average Interest Rate
2004	$63,226	3.14%
2005	63,162	2.65
2006	61,271	3.92
2007	60,057	4.37
2008	1,325	3.10

Total	$249,041	3.50%

Fair Value	$256,538

At December 31, 2002, we owned no marketable securities as a result of our prior investment policy that was implemented in the third quarter of 2002.

Under the investment policy that we began to implement in the third quarter of 2003 and for the investment policy in effect prior to the third quarter of 2002, we monitor interest rate risk by completing regular reviews of our marketable securities portfolio and its sensitivity to changes in the general level of interest rates, commonly referred to as a portfolio’s duration. We control the duration of the portfolio primarily through the purchase of individual marketable securities having a duration consistent with our overall investment policy. In addition, we will generally hold marketable securities to maturity, which will act as a further mitigating factor with respect to interest rate risk.

Derivatives Trading Risk

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

At December 31, 2003, GFX held futures positions with a notional value of $98.2 million, offset by a similar amount of spot foreign exchange positions. All positions are marked to market through a charge or credit to other revenue on a daily basis. Net trading gains were $6.8 million for the year ended December 31, 2003 and $3.2 million for the year ended 2002.

ACCOUNTING MATTERS

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities.” The objective of FIN No. 46 is to improve financial reporting by achieving more consistent application of consolidation policies to variable interest entities (also referred to as special-purpose entities) and, thus, to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. Prior to the issuance of FIN No. 46, a company generally would not have to include another entity in its consolidated financial statements unless it controlled the entity through voting interest. FIN No. 46 changes that by requiring a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 applied immediately to VIEs created after January 31, 2003 and is required to be adopted for periods ending after December 15, 2003. The first IEFs have been determined to be VIEs subject to consolidation. We elected to adopt the provisions of FIN No. 46 as of July 1, 2003, prior to the required effective date. The adoption of FIN No. 46 was implemented on a prospective basis and did not result in any cumulative effect on the consolidated income statements. The effect of the consolidation is an increase to both assets and liabilities of $370.5 million at December 31, 2003. While there is no impact on 2003 net income, net revenues increased $1.4 million and the increase is reflected in investment income. There is a similar increase to expenses in the consolidated income statements.

A revision to Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” was issued in December 2003 to improve financial statement disclosures for defined benefit plans. This revision replaces existing disclosure requirements for pensions and requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 are required to be adopted for fiscal years ending after December 15, 2003 and for quarters beginning after December 15, 2003. We have adopted the disclosure requirements of SFAS No. 132, as revised, as of December 31, 2003.

MANAGEMENT’S FINANCIAL RESPONSIBILITY AND

REPORT OF INDEPENDENT AUDITORS

Management is responsible for the preparation of the accompanying consolidated financial statements. The statements were prepared in accordance with accounting principles generally accepted in the United States, which included amounts based on management’s best estimates and judgments.

Ernst & Young LLP, independent auditors, audited our consolidated financial statements as described in their report.

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

/s/ CRAIG S. DONOHUE	/s/ DAVID G. GOMACH	/s/ NANCY W. GOBLE

Craig S. Donohue Chief Executive Officer	David G. Gomach Managing Director and Chief Financial Officer	Nancy W. Goble Managing Director and Chief Accounting Officer

To the Board of Directors and Shareholders of Chicago Mercantile Exchange Holdings Inc.:

We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Holdings Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chicago Mercantile Exchange Holdings Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/S/ Ernst & Young LLP

Chicago, Illinois

February 2, 2004

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	AT DECEMBER 31,
(in thousands, except share data)	2003	2002
Assets
Current Assets:
Cash and cash equivalents	$185,124	$339,260
Collateral from securities lending	1,004,400	985,500
Short-term investments of interest earning facilities	370,504	—
Marketable securities	256,538	—
Accounts receivable, net of allowance of $866 and $1,232	52,972	50,865
Other current assets	21,589	11,515
Cash performance bonds and security deposits	2,832,252	1,827,991

Total current assets	4,723,379	3,215,131
Property, net of accumulated depreciation and amortization	118,203	109,563
Other assets	31,054	30,322

Total Assets	$4,872,636	$3,355,016

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$24,690	$27,607
Payable under securities lending agreements	1,004,400	985,500
Payable to participants in interest earning facilities	370,504	—
Other current liabilities	56,129	48,396
Cash performance bonds and security deposits	2,832,252	1,827,991

Total current liabilities	4,287,975	2,889,494
Long-term debt	—	2,328
Other liabilities	21,666	17,055

Total liabilities	4,309,641	2,908,877

Shareholders’ Equity:
Preferred stock, $0.01 par value, 9,860,000 shares authorized, none issued and outstanding	—	—
Series A junior participating preferred stock, $0.01 par value, 140,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value, 138,000,000 shares authorized, 32,922,061 and 32,530,372 shares issued and outstanding as of December 31, 2003 and 2002, respectively	329	325
Class B common stock, $0.01 par value, 3,138 shares authorized, issued and outstanding	—	—
Additional paid-in capital	195,222	179,669
Unearned restricted stock compensation	(941)	(665)
Retained earnings	368,312	266,810
Accumulated net unrealized gains on securities	73	—

Total shareholders’ equity	562,995	446,139

Total Liabilities and Shareholders’ Equity	$4,872,636	$3,355,016

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,
(in thousands, except share and per share data)	2003	2002	2001
Revenues
Clearing and transaction fees	$428,802	$356,396	$292,459
Clearing and transaction services	1,752	390	—
Quotation data fees	53,168	48,717	48,250
Access fees	15,501	12,945	11,987
Communication fees	9,669	9,733	9,330
Investment income	9,245	7,740	8,956
Securities lending interest income	9,473	18,169	10,744
Other	17,174	14,989	14,904

Total Revenues	544,784	469,079	396,630
Securities lending interest expense	(8,743)	(15,902)	(9,477)

Net Revenues	536,041	453,177	387,153

Expenses
Compensation and benefits	140,997	118,710	111,465
Occupancy	24,900	22,400	20,420
Professional fees, outside services and licenses	31,683	32,549	27,289
Communications and computer and software maintenance	45,765	46,569	43,598
Depreciation and amortization	53,016	48,509	37,639
Patent litigation settlement	—	6,240	—
Marketing, advertising and public relations	11,872	6,514	6,326
Other	21,683	17,457	14,650

Total Expenses	329,916	298,948	261,387

Income before income taxes	206,125	154,229	125,766
Income tax provision	(83,993)	(60,162)	(50,658)

Net Income	$122,132	$94,067	$75,108

Earnings per Common Share:
Basic	$3.74	$3.24	$2.61
Diluted	3.60	3.13	2.57
Weighted average number of common shares:
Basic	32,691,427	29,066,242	28,774,700
Diluted	33,934,958	30,060,537	29,240,432

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)	Class A Common Stock Shares	Class B Common Stock Shares	Additional Paid-In Capital Amount	Unearned Restricted Stock Compensation	Retained Earnings	Accumulated Net Unrealized Securities Gains (Losses)	Total Shareholders’ Equity
Balance Dec. 31, 2000	28,771,562	3,138	$51,348	$—	$114,925	$(11)	$166,262
Comprehensive income:
Net income					75,108		75,108
Change in net unrealized gain on securities, net of tax of $192						288	288

Total comprehensive income							75,396
Stock-based compensation			5,734				5,734
Grant of 119,000 shares of restricted Class A common stock			2,435	(2,435)			—
Amortization of unearned restricted common stock				974			974

Balance Dec. 31, 2001	28,771,562	3,138	$59,517	$(1,461)	$190,033	$277	$248,366
Comprehensive income:
Net income					94,067		94,067
Change in net unrealized gain on securities, net of tax of $184						(277)	(277)

Total comprehensive income							93,790
Net proceeds from initial public offering	3,712,660		117,459				117,459
Exercise of stock options	150		3				3
Cash dividend on common stock of $0.60 per share					(17,290)		(17.290)
Vesting of issued restricted Class A common stock	46,000
Stock-based compensation			3,015				3,015
Amortization of unearned restricted stock compensation				796			796

Balance Dec. 31, 2002	32,530,372	3,138	$179,994	$(665)	$266,810	$—	$446,139
Comprehensive income:
Net income					122,132		122,132
Change in net unrealized gain on securities, net of tax of $49						73	73

Total comprehensive income							122,205
Exercise of stock options	369,489		7,878				7,878
Tax benefit related to employee stock compensation			5,915				5,915
Cash dividends on common stock of $0.63 per share					(20,630)		(20,630)
Vesting of issued restricted Class A common stock	22,200
Stock-based compensation			936				936
Grant of 13,600 shares of restricted Class A common stock			867	(867)			—
Forfeited restricted stock			(39)	39			—
Amortization of unearned restricted stock compensation				552			552

Balance Dec. 31, 2003	32,922,061	3,138	$195,551	$(941)	$368,312	$73	$562,995

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
(in thousands)	2003	2002	2001
Cash Flows from Operating Activities:
Net income	$122,132	$94,067	$75,108
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,016	48,509	37,639
Stock-based compensation	1,488	3,811	6,238
Deferred income tax provision (benefit)	3,310	(5,637)	(4,283)
Loss on investment in joint venture	4,958	2,876	281
Gain on sale of marketable securities	—	(2,658)	(226)
Loss on disposal of fixed assets	1,323	7	—
Write-off of internally developed software	—	—	262
Increase (decrease) in allowance for doubtful accounts	(366)	270	(738)
Increase in accounts receivable	(1,741)	(10,149)	(11,722)
Decrease (increase) in other current assets	(10,074)	(4,844)	1,206
Increase in other assets	(4,844)	(4,717)	(415)
Increase (decrease) in accounts payable	(2,917)	3,773	11,937
Increase in other current liabilities	20,252	8,792	8,213
Increase (decrease) in other liabilities	4,612	7,038	(2,931)

Net Cash Provided by Operating Activities	191,149	141,138	120,569

Cash Flows from Investing Activities:
Purchases of property, net	(63,016)	(56,341)	(30,367)
Capital contributions to joint venture	(7,619)	(3,071)	(1,316)
Purchases of marketable securities	(256,416)	(43,956)	(94,008)
Proceeds from sales and maturities of marketable securities	—	137,723	47,470

Net Cash Provided by (Used in) Investing Activities	(327,051)	34,355	(78,221)

Cash Flows from Financing Activities:
Payments on long-term debt	(5,482)	(5,506)	(3,902)
Cash dividends	(20,630)	(17,290)	—
Proceeds from exercised stock options	7,878	3	—
Net proceeds from initial public offering	—	117,459	—

Net Cash Provided by (Used in) Financing Activities:	(18,234)	94,666	(3,902)

Net increase in cash and cash equivalents	(154,136)	270,159	38,446
Cash and cash equivalents, beginning of year	339,260	69,101	30,655

Cash and Cash Equivalents, End of Year	$185,124	$339,260	$69,101

Supplemental Disclosure of Cash Flow Information:
Interest paid (excluding interest for securities lending)	$379	$599	$627
Income taxes paid	79,726	64,728	49,062
Capital leases–asset additions and related obligations	—	558	6,156

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Chicago Mercantile Exchange Holdings Inc. (CME Holdings) is a Delaware stock corporation organized in August 2001 to be the holding company for Chicago Mercantile Exchange Inc. and its subsidiaries (CME or the exchange). CME became a wholly owned subsidiary of CME Holdings through a merger of a subsidiary of CME Holdings with and into CME that was completed on December 3, 2001. At that time, existing shareholders received stock in CME Holdings for stock in CME. On December 11, 2002, CME Holdings completed an initial public offering of an additional 3.7 million shares of Class A common stock, and the Class A common stock not subject to transfer restrictions is now traded on the New York Stock Exchange (note 16). The consolidated financial statements include Chicago Mercantile Exchange Inc. and its controlled subsidiaries, which include GFX Corporation (GFX), and the first Interest Earning Facilities (IEFs), as well as the holding company, CME Holdings (collectively, the company). Effective July 1, 2003, the consolidated financial statements include the first Interest Earning Facilities to reflect the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities –An Interpretation of Accounting Research Bulletin (ARB) No. 51.” All intercompany transactions have been eliminated in consolidation.

The merger of CME into CME Holdings was accounted for as a pooling of interests because of the common owners before and after the transaction. These financial statements have been prepared as if the current holding company structure had been in place for all periods presented. The assets of CME Holdings consist primarily of cash, cash equivalents and marketable securities, arising from the net proceeds of the initial public offering and dividends received from CME in excess of dividends paid to the shareholders of CME Holdings, and its investment in CME. CME Holdings has no liabilities other than income tax liabilities arising from investment income.

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

Marketable Securities. Marketable securities have been classified as available for sale and are carried at fair value based on quoted market prices, with net unrealized gains and losses reported net of tax as a component of shareholders’ equity. Interest on marketable securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification.

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

Accounts Receivable. In the ordinary course of business, a significant portion of accounts receivable and revenues are from shareholders of the company. At December 31, 2003, there were approximately 80 clearing firms that were also shareholders. One firm with a significant portion of customer revenue, represented approximately 10% of net revenues in 2003 and approximately 11% in 2002. Should a clearing firm withdraw from the exchange, management believes the customer portion of that firm’s trading activity would likely transfer to another clearing firm. Therefore, management does not believe the company is exposed to significant risk from the loss of revenue received from a particular clearing firm.

Performance Bonds and Security Deposits. Performance bonds and security deposits held by the exchange for clearing firms may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying consolidated balance sheets. Cash received may be invested, and any interest received accrues to the exchange. These investments are primarily overnight transactions in U.S. Government securities acquired through and held by a broker-dealer subsidiary of a bank.

Securities deposited by clearing firms consist primarily of short-term U.S. Treasury securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, although a portion of the clearing firms’ proprietary performance bond deposits may be utilized in securities lending transactions. Interest and gain or loss on securities deposited to satisfy performance bond and security deposit requirements accrues to the clearing firm.

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

Software. The company capitalizes certain costs of developing internal software in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 (SOP 98-1), “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized costs generally are amortized over three years, commencing with the completion of the project. The depreciable life of purchased software is four years.

Impairment of Assets. The company reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition. The company’s revenue recognition policies comply with Staff Accounting Bulletin No. 101 on revenue recognition. On occasion, customers will pay for services in a lump sum payment. When these circumstances occur, revenue is recognized as services are provided.

Clearing and Transaction Fees. Clearing and transaction fees include per contract charges for trade execution, clearing and GLOBEX fees. Fees are charged at various rates based on the product traded, the method of trade and the exchange trading privileges of the customer making the trade. Clearing and transaction fees are recognized as revenue when a buy and sell order are matched and the trade is cleared. Therefore, cancelled buy and sell orders have no impact on revenue. On occasion, the customer’s exchange trading privileges may not be properly entered by the clearing firm, and incorrect fees are charged for the transactions in the affected accounts. When this information is corrected within the time period allowed by the exchange, a fee adjustment is provided to the clearing firm. An accrual is established for estimated fee adjustments to reflect corrections to customer exchange trading privileges. The accrual is based on the historical pattern of adjustments processed. CME believes the allowances are adequate to cover potential adjustments. Exposure to losses on receivables for clearing and transaction fees is dependent on each clearing firm’s financial condition as well as the Class A and B shares that collateralize fees owed to the exchange. The exchange retains the right to liquidate shares to satisfy a clearing firm’s receivable.

Clearing and Transaction Services. Clearing and transaction services revenue includes fees earned for providing clearing and settlement services under the Common Clearing Link (CCL) agreement with the Chicago Board of Trade (CBOT) that was implemented in November 2003, listing new energy and metals futures products on GLOBEX for the New York Mercantile Exchange (NYMEX) that began in June 2002 and processing single stock futures trades for certain CME clearing firms that execute trades at OneChicago, LLC (OneChicago), the joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002. Reclassifications have been made in the consolidated statements of income for 2003 and 2002 to include these NYMEX and OneChicago revenues as part of clearing and transaction services. Previously, these revenues were included in other revenue.

Quotation Data Fees. Quotation data fees represent revenue earned for the dissemination of market information. Revenues are accrued each month based on the number of subscribers reported by vendors. CME conducts periodic audits of the information provided and assesses additional fees as necessary. An allowance is established to cover uncollectible receivables from market data vendors.

Access Fees. Access fees are the connectivity charges to customers of CME’s electronic trading platform that are also used by certain market data vendors and customers. They include line charges, license fees for GLOBEX software and hardware rental charges. The fees vary depending on the type of connection provided. An additional installation fee may be charged depending on the type of service requested and a disconnection fee may also be charged if certain conditions are met. Revenue is recognized monthly as the service is provided. An allowance is established to cover uncollectible receivables relating to access fees.

Communication Fees. Communication fees consist of equipment rental and usage charges to members and firms that utilize the various telecommunications networks and services in the Chicago facility. Revenue is billed and recognized on a monthly basis.

Stock-Based Compensation. As part of the demutualization, the company established an Omnibus Stock Plan. In 2000, a stock option was granted to the former Chief Executive Officer and stock awards were granted to certain other employees beginning in 2001. At year-end 2002, the company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended. Under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” the company also elected to adopt the retroactive restatement method. All prior periods presented reflect the recognition of stock-based compensation expense in accordance with the provisions of SFAS No. 123 applied to all options granted to employees during those periods. The company has elected to recognize expense relating to stock-based compensation on an accelerated basis. As a result, the expense associated with each vesting date within a stock grant is recognized over the period of time that each portion of the grant vests. Stock-based compensation is reduced for forfeitures when they occur.

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

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements, as well as the amounts of revenues and expenses reported during the period, and to disclose contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications have been made to the consolidated financial statements to provide consistent presentation for all periods presented.

Recent Accounting Pronouncements. Financial Accounting Standards Board Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities,” was issued in January 2003. FIN No. 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities and results of operations of the variable interest entity should be included in the consolidated financial statements of the primary beneficiary. The provisions of FIN No. 46 were effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, the provisions of FIN No. 46 were required to be adopted for all periods ending after December 15, 2003. CME elected to adopt the provisions of FIN No. 46 as of July 1, 2003, prior to the required effective date. The adoption of FIN No. 46 was implemented on a prospective basis and did not result in any cumulative effect on the consolidated income statement.

A revision to Statement of Financial Accounting Standards No. 132, “Employees’ Disclosures about Pensions and Other Postretirement Benefits,” was issued in December 2003 to improve financial statement disclosures for defined benefit plans. This revision replaces existing disclosure requirements for pensions and requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The provisions of SFAS No. 132 are required to be adopted for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The company has adopted the disclosure requirements of SFAS No. 132, as revised, as of December 31, 2003.

3. SECURITIES LENDING

Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. Under this securities lending program, CME lends a security to a third party and receives collateral in the form of cash. The majority of the cash is then invested on an overnight basis to generate interest income. The related interest expense represents payment to the borrower of the security for the cash collateral retained during the duration of the lending transaction. Securities on loan are marked to market daily and compared to collateral received. At December 31, 2003 and 2002, the fair value of securities on loan was $1.0 billion and $985.5 million, respectively. CME’s policy allows lending of up to 75% of total available securities. At December 31, 2003 and 2002, securities available totaled $3.7 billion and $3.5 billion, respectively. The average daily balance of securities on loan for the years ended December 31, 2003 and 2002 was $723.2 million and $924.1 million, respectively.

The securities lending activity utilized some of the securities deposited by nine clearing firms. Collateral from securities lending at December 31, 2003 and 2002 was invested in a bank money market mutual fund, an overnight repurchase agreement or held in the form of cash.

4. MARKETABLE SECURITIES

In the third quarter of 2002, the company adopted an investment policy that allowed the company to invest in institutional money market funds with a fund balance in excess of $1.0 billion and certain U.S. Treasury and Government agency securities, provided these securities would mature at par value within seven days of purchase. As a result, the company converted its marketable securities to short-term investments, resulting in realized gains from the sale of these marketable securities of $2.7 million that is included in investment income in 2002. Balances in short-term investments were included in cash and cash equivalents at December 31, 2002.

In the third quarter of 2003, the company changed its investment policy and began to convert a portion of its short-term investments (cash equivalents) to marketable securities. The investment policy expanded the investment choices to include U.S. Treasury and Government agency securities, state and municipal obligations escrowed by U.S. Treasury securities and investment grade corporate obligations. Marketable securities included in current assets at December 31, 2003 were classified as available for sale. The amortized cost and fair value of these securities at December 31, 2003, were as follows:

(in thousands)	Amortized Cost	Fair Value
U.S. Treasury	$158,566	$158,841
U.S. Government agency	72,397	72,252
State and municipal	25,453	25,445

Total	$256,416	$256,538

Net unrealized gains on marketable securities classified as available for sale at December 31, 2003 are reported as a component of comprehensive income and included in the accompanying consolidated statements of shareholders’ equity. Unrealized losses on marketable securities with maturities of less than one year were insignificant and unrealized losses on marketable securities with maturities greater than one year were $0.3 million. The amortized cost and fair value of these marketable securities at December 31, 2003, by contractual maturity, were as follows:

(in thousands)	Amortized Cost	Fair Value
Maturity of one year or less	$63,814	$63,875
Maturity between one and five years	192,602	192,663
Maturity greater than five years	—	—

Total	$256,416	$256,538

5. OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31:

(in thousands)	2003	2002
Prepaid pension	$4,963	$2,518
Prepaid insurance	3,678	2,656
Other prepaid expenses	5,953	4,572
Accrued interest receivable	2,265	264
Refundable income taxes	4,011	1,214
Other	719	291

Total	$21,589	$11,515

6. PERFORMANCE BONDS AND SECURITY DEPOSITS

The exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all contracts traded in its markets. In its guarantor role, the exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract. Additionally, CME and CBOT implemented the Common Clearing Link on November 24, 2003 for certain products listed for trading at CBOT. Through CCL, CME acts as guarantor for eligible products traded at CBOT, but cleared by CME. For clearing firms that trade CBOT products cleared through CCL, CME combines those products with the clearing firm’s CME products to create a single portfolio for which performance bond requirements are calculated. CME bears counterparty credit risk in the event that future market movements create conditions that could lead to clearing firms failing to meet their obligations to the exchange. CME reduces its exposure through a risk management program that includes rigorous initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. Each clearing firm is required to deposit and maintain balances in the form of cash, U.S. Government securities, bank letters of credit or other approved investments to satisfy security deposit and performance bond requirements. All obligations and non-cash deposits are marked to market on a daily basis, and haircuts are applied for margin and risk management purposes. Cash performance bonds and security deposits are included in the consolidated balance sheets, and these balances may fluctuate significantly over time due to the investment choices available to clearing firms and the change in the amount of deposits required.

Clearing firms, at their option, may instruct CME to invest cash on deposit for performance bond purposes in a portfolio of securities that is part of the Interest Earning Facility (IEF) program. The first IEFs were organized in 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of the first IEFs totaled $370.5 million at December 31, 2003 and is guaranteed by the exchange (note 9). The investment portfolio of these facilities is managed by two of the exchange’s approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips and reverse repurchase agreements. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. At December 31, 2003 all funds in these IEFs were invested in overnight reverse repurchase agreements. Management believes that the market risk exposure relating to its guarantee is not material to the consolidated financial statements taken as a whole. In 2001, IEF2 was organized. IEF2 offers clearing firms the opportunity to invest cash performance bonds in shares of CME-approved money market mutual funds. Dividends earned on these shares, net of fees, are solely for the account of the clearing firm on whose behalf the shares were purchased. The principal of IEF2 is not guaranteed by the exchange. In the third quarter of 2003, IEF3 was organized. IEF3 offers clearing firms the opportunity to manage performance bond collateral by allowing firms to pledge securities, such as corporate notes and municipal bonds to CME on an overnight basis opposite simultaneous exchanges of cash. As with IEF2, the principal of IEF3 is not guaranteed by the exchange. The total principal in all IEF programs was approximately $14.4 billion at December 31, 2003 and $12.2 billion at December 31, 2002. The exchange earned management fees under the IEF program in the amount of $6.3 million, $5.6 million and $3.3 million during 2003, 2002 and 2001, respectively. These fees are included as other revenue.

CME, Options Clearing Corporation (OCC) and New York Clearing Corporation (NYCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm’s positions in certain CME futures and options on futures are combined with certain positions cleared by OCC and NYCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME, OCC and NYCC. In addition, CME has a cross-margin agreement with the London Clearing House (LCH) and with the Fixed Income Clearing Corporation (FICC), previously known as the Government Securities Clearing Corporation (GSCC), whereby clearing firms’ offsetting positions with CME and LCH or CME and FICC, as applicable, are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH or CME and FICC, as applicable, each clearing house may reduce the firm’s performance bond requirements.

Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or approved securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm’s outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing operating funds of the exchange in excess of amounts needed for normal operations (surplus funds). Surplus funds totaled $85.8 million at December 31, 2003.

The exchange maintains a secured line of credit with a consortium of banks to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the exchange and its clearing firms (note 18). The line of credit totaled $750.0 million at December 31, 2003 and $500.0 million at December 31, 2002. Clearing firm security deposits received in the form of U.S. Treasury or agency securities, or in money market funds purchased through IEF2 as well as performance bond assets of any firm that may default on its obligations to CME are used to collateralize the secured line of credit.

The exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, exchange rules require a segregation of all funds deposited by clearing firms from exchange operating funds.

Cash and securities held as performance bonds and security deposits at fair market value at December 31 were as follows:

	2003		2002
(in thousands)	Cash	Securities and IEF Funds	Cash	Securities and IEF Funds
Performance bonds	$2,814,362	$34,914,979	$1,805,052	$25,278,903
Security deposits	17,223	995,245	22,939	896,192
Cross-margin balances, held jointly with OCC	667	647,942	—	636,848

Total	$2,832,252	$36,558,166	$1,827,991	$26,811,943

With the exception of amounts jointly held with OCC under a cross-margin agreement, these performance bonds are available to meet only the financial obligations of that clearing firm to the exchange.

On January 2, 2004, CME began to clear all CBOT products and performance bond deposits increased approximately $1.8 billion from amounts on deposit at December 31, 2003.

In addition to cash and securities, irrevocable letters of credit may be used as performance bond deposits and security deposits. At December 31, these letters of credit, which are not included in the accompanying consolidated balance sheets, were as follows:

(in thousands)	2003	2002
Performance bonds	$350,025	$495,750
Security deposits	10,000	—
Cross-margin accounts	283,500	208,900

Total Letters of Credit	$643,525	$704,650

7. PROPERTY

A summary of the property accounts at December 31 is presented below:

(in thousands)	2003	2002
Furniture, fixtures and equipment	$151,338	$169,558
Leasehold improvements	110,289	95,629
Software and software development costs	82,601	68,577

Total property	344,228	333,764
Less accumulated depreciation and amortization	(226,025)	(224,201)

Property, net	$118,203	$109,563

Included in property are assets that were acquired through capital leases with a cost of $12.0 million and $22.7 million (and accumulated amortization of $10.3 million and $13.6 million) at December 31, 2003 and 2002, respectively. Depreciation for these assets is included in depreciation and amortization expense.

8. OTHER ASSETS

Other assets consisted of the following at December 31:

(in thousands)	2003	2002
Deferred compensation assets	$11,102	$7,481
Net deferred tax asset	13,968	17,327
Investment in OneChicago, LLC	3,891	4,644
Other	2,093	870

Total	$31,054	$30,322

On August 28, 2001, CME entered into a joint venture, OneChicago, LLC, with the Chicago Board Options Exchange and the Chicago Board of Trade to trade single stock futures and futures on narrow-based stock indexes. As of December 31, 2003, CME owns approximately a 40% interest in the joint venture, and the investment is reflected in the consolidated financial statements using the equity method of accounting. The investment balance at December 31, 2003 represents CME’s total capital contribution of $12.0 million reduced by CME’s proportionate share of the joint venture’s net loss. The net loss is included in other revenue and totaled $5.0 million, $2.9 million and $0.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. CME provides certain communications and regulatory services to OneChicago, LLC and earned $2.7 million and $0.7 million in revenue for these services in 2003 and 2002, respectively.

Deferred compensation assets consist primarily of trading securities held in connection with a non-qualified deferred compensation plan. Investment income includes net unrealized gains (losses) relating to the non-qualified deferred compensation plans’ trading securities of $1.7 million, $(0.8) million and $(0.3) million for the years ended December 31, 2003, 2002 and 2001, respectively.

9. VARIABLE INTEREST ENTITIES

Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary economic beneficiary as a result of their variable economic interests. CME has evaluated its obligation with respect to the first IEFs and has determined that they are variable interest entities and CME is the primary beneficiary. As a result, CME is required to consolidate the first IEFs for periods ending after December 15, 2003. CME elected to adopt the provisions of FIN No. 46 as of July 1, 2003, prior to the required effective date. The adoption of FIN No. 46, was implemented on a prospective basis and did not result in any cumulative effect on the income statement. The effect of this consolidation, as a result of the adoption of FIN No. 46, is an increase to both assets and liabilities of $370.5 million at December 31, 2003 and there is no significant impact on revenues or expenses.

OneChicago, LLC is also a variable interest entity. However, CME has concluded that it is not the primary beneficiary, as defined by FIN No. 46, and therefore this entity does not meet the consolidation requirements.

10. INCOME TAXES

The provision for income taxes is composed of the following:

	YEAR ENDED DECEMBER 31
(in thousands)	2003	2002	2001
Current:
Federal	$65,064	$53,811	$45,031
State	15,619	11,988	9,910

Total	80,683	65,799	54,941

Deferred:
Federal	3,777	(4,617)	(3,263)
State	(467)	(1,020)	(1,020)

Total	3,310	(5,637)	(4,283)

Total Provision for Income Taxes	$83,993	$60,162	$50,658

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate is as follows:

	YEAR ENDED DECEMBER 31
	2003	2002	2001
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.8	4.6	4.6
Tax-exempt interest income	—	(0.3)	(0.5)
Nondeductible expenses	0.4	0.2	0.6
Other, net	0.5	(0.5)	0.6

Effective Tax Rate	40.7%	39.0%	40.3%

At December 31, the components of deferred tax assets (liabilities) were as follows:

(in thousands)	2003	2002
Deferred Tax Assets:
Depreciation and amortization	$6,846	$7,685
Deferred compensation	4,085	3,369
Accrued expenses	1,143	6,525
Stock-based compensation	6,337	5,732
Other	1,613	887

Subtotal	20,024	24,198
Valuation allowance	—	—

Deferred Tax Assets	20,024	24,198

Deferred Tax Liabilities:
Software development costs	(5,989)	(6,440)
Net unrealized gains on securities	(49)	—
Other	(18)	(431)

Deferred Tax Liabilities	(6,056)	(6,871)

Net Deferred Tax Asset	$13,968	$17,327

The company expects to realize the benefit of all deferred tax assets based on the expectation of future taxable income and, therefore, no valuation allowance has been established at December 31, 2003 or 2002.

11. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at December 31:

(in thousands)	2003	2002
Accrued salaries and benefits	$30,419	$24,143
Accrued operating expenses	15,733	9,844
Accrued income taxes	4,457	6,312
Current portion of long-term debt	1,515	4,669
Accrued fee adjustments	1,986	3,137
Unearned revenue	1,980	—
Other	39	291

Total	$56,129	$48,396

12. COMMITMENTS

Leases. The exchange has commitments under operating and capital leases for certain facilities and equipment that are accounted for in accordance with SFAS No. 13, “Accounting for Leases.” Lease commitments for office space at the main location in Chicago expire in the year 2008, with annual minimum rentals ranging from $8.5 million to $9.4 million. The exchange leases trading facilities from the Chicago Mercantile Exchange Trust (CME Trust) through October 2005, with annual minimum rentals of approximately $1.3 million, and has an option to extend the term of the lease through October 2026 with three successive seven-year extensions. Minimum annual rent for these extensions begins at $0.7 million for the period from November 2005 through October 2012 and declines to $0.2 million for the last extension from November 2019 through October 2026. Additional rental expense is incurred in connection with the trading facilities based on annual trading volume. This expense totaled $1.0 million, $1.2 million and $1.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Currently, annual rent paid to CME Trust cannot exceed $2.5 million. The CME Trust is an entity that was established to provide financial assistance, on a discretionary basis, to customers of any clearing firm that becomes insolvent. No outside parties, including the exchange, have any residual interest in the assets of CME Trust. Leases for other locations where the exchange maintains offices expire at various times through the year 2012 with annual minimum rentals that will not exceed $0.8 million in any year. Total rental expense was approximately $20.7 million in 2003, $19.9 million in 2002 and $18.5 million in 2001.

Commitments. Commitments includes long-term liabilities (note 14) as well as contractual obligations that are non-cancelable. These contractual obligations primarily relate to software licenses and maintenance, and telecommunication services that are expensed as the related services are used and totaled $23.5 million at December 31, 2003.

Future obligations under capital and operating leases in effect at December 31, 2003, including the minimum for operating leases, are payable as follows:

(in thousands)	Capitalized Leases	Operating Leases
2004	$1,551	$10,772
2005	—	10,779
2006	—	9,894
2007	—	10,135
Thereafter	—	12,804

Total minimum payments	1,551	54,384
Less sublease commitments	—	(42)
Less amount representing interest	(36)	—

Total	$1,515	$54,342

Licensing Agreements. The exchange has licensing agreements relating to certain stock index products. The license agreement with NASDAQ, relating to the NASDAQ-100 and NASDAQ Composite products that are traded on the exchange, expires in 2011, with a five-year extension unless either party gives notice of termination. The licensing agreement with Standard & Poor’s Corporation terminates in 2013 and includes a clause to negotiate potential extensions.

13. LONG-TERM DEBT

Debt consists of capitalized lease obligations, all of which are expiring in 2004 and, therefore, are categorized as current liabilities at December 31, 2003.

14. OTHER LIABILITIES

Other liabilities consisted of the following at December 31:

(in thousands)	2003	2002
Deferred compensation liabilities	$11,102	$7,481
Litigation settlement payable	5,217	6,803
Unearned revenue	2,608	—
Deferred rent	1,307	370
Software maintenance contract	—	744
Other	1,432	1,657

Total	$21,666	$17,055

15. EMPLOYEE BENEFIT PLANS

Pension Plan. The exchange maintains a noncontributory defined benefit cash balance pension plan for eligible employees. Employees who have completed a continuous 12-month period of employment and have reached the age of 21 are eligible to participate. The plan provides for an age-based contribution to the cash balance account and includes salary and cash bonuses in the definition of earnings. Participant cash balance accounts receive an interest credit equal to the greater of the one-year U.S. Treasury bill rate or 4%. Participants become vested in their accounts after five years. The measurement date used for the plan is December 31.

A reconciliation of beginning and ending balances of the benefit obligation, certain actuarial assumptions, fair value of plan assets, the funded status of the plan and the components of pension cost are indicated below:

(dollars in thousands)	2003	2002
Change in Benefit Obligation:
Benefit obligation at beginning of year	$25,267	$19,566
Service cost	3,645	2,963
Interest cost	1,953	1,661
Plan amendments	—	82
Actuarial loss	2,517	2,213
Benefits paid	(1,267)	(1,218)

Benefit Obligation at End of the Year	$32,115	$25,267

Weighted Average Assumptions Used to Determine End of Year Benefit Obligations:
Discount rate	6.25%	6.75%
Rate of compensation increase	5.00%	5.00%

The accumulated benefit obligation at December 31, 2003 and 2002 was $26.7 million and $21.4 million, respectively.

(in thousands)	2003	2002
Change in Plan Assets:
Fair value of plan assets at beginning of year	$22,148	$17,898
Actual return on plan assets	4,958	(934)
Employer contribution	6,743	6,402
Benefits paid	(1,267)	(1,218)

Fair Value of Plan Assets at End of the Year	$32,582	$22,148

The major component of the investment policy for the plan is the asset mix. The asset mix has a minimum and maximum range depending on asset class. The plan assets are diversified to minimize risk of large losses by any one or more individual investments. Such diversification is accomplished, in part, through the selection of asset mix and investment management. The asset allocation for the plan, by asset category, at December 31, 2003 was as follows: equity securities, 57%; debt securities, 38%; and other investments, 5%. The target allocation of the plan for 2004 is the same as 2003.

(in thousands)	2003	2002
Funded Status at December 31:	$467	$(3,119)
Unrecognized transition asset	(38)	(112)
Unrecognized prior service cost	44	1
Unrecognized net actuarial gain	4,490	5,748

Prepaid Benefit Cost	$4,963	$2,518

The funding goal for CME is to have its pension plan 100% funded on a projected benefit obligation basis, while also satisfying any minimum required and maximum deductible contribution requirements. Year end 2003 assumptions have been used to project the liabilities and assets from December 31, 2003 to December 31, 2004. The result of this projection is that estimated liabilities would exceed the fair value of plan assets at December 31, 2004 by approximately $3.6 million. Accordingly, it is estimated that a $3.6 million contribution in 2004 will allow CME to meet the funding goal for its pension plan.

Anticipated benefit payments from the plan in future years are as follows:

(in thousands)
2004	$1,728
2005	1,884
2006	2,227
2007	2,667
2008	2,981
2009–2013	21,996

(dollars in thousands)	2003	2002	2001
Weighted Average Assumptions Used to Determine Net Periodic Pension Cost:
Discount rate	6.75%	7.25%	7.50%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	7.50%	9.00%	8.00%

Components of Pension Cost:
Service cost	$3,645	$2,963	$2,483
Interest cost	1,953	1,661	1,393
Expected return on plan assets	(1,543)	(1,443)	(1,145)
Amortization of prior service cost	(44)	(44)	(51)
Amortization of transition asset	(74)	(74)	(74)
Recognized net actuarial gain	362	106	—

Net Pension Cost	$4,299	$3,169	$2,606

The basis for determining the expected rate of return on plan assets is determined by three components: historical returns; industry peers; and forecasted returns. The plan’s total return is expected to equal the composite performance of the security markets on an annual basis. The security markets are represented by the returns on various domestic and international stock and bond indices. These returns are weighted according to the allocation of plan assets to each market and measured individually.

Savings Plan. The exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to this plan. The exchange matches employee contributions up to 3% of the employee’s base salary and makes an additional discretionary contribution of up to 2% of base salary. Total expense for the savings plan was $3.8 million, $3.1 million and $2.5 million in 2003, 2002 and 2001, respectively.

Non-Qualified Plans. The following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf, are maintained by the exchange. Although not required to do so, the exchange invests such contributions in assets that mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the exchange and totaled $11.1 million and $7.5 million at December 31, 2003 and 2002, respectively.

Supplemental Plan. The exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan was $0.7 million, $0.6 million and $0.4 million in 2003, 2002 and 2001, respectively.

Deferred Compensation Plan. A deferred compensation plan is maintained by the exchange, under which eligible officers and members of the Board of Directors may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

Supplemental Executive Retirement Plan. The exchange maintains a non-qualified defined contribution plan for senior officers. Under this plan, the exchange makes an annual contribution of a percentage of salary and bonus for eligible officers. The contribution rate was 3% in 2003, representing a change from the 8% contribution rate in previous years. Beginning in 2003, contributions vest after five years of service. Contributions made from 1996 to 2002 are subject to a vesting schedule, under which each annual contribution begins to vest after three years and is fully vested after five years. Unvested contributions are returned to the exchange if a participant leaves the employment of the exchange. Total expense (credit) for the plan, net of any forfeitures, was $(0.1) million, $0.8 million, $0.5 million in 2003, 2002 and 2001, respectively.

16. CAPITAL STOCK

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

Shares Outstanding. As of December 31, 2003, 9,064,034 shares of Class A common stock, 5,845,189 shares of Class A-1 common stock, 5,460,372 shares of Class A-2 common stock, 6,416,933 shares of Class A-3 common stock, 6,135,533 shares of Class A-4 common stock, 625 shares of Class B-1 common stock, 813 shares of Class B-2 common stock, 1,287 shares of Class B-3 common stock and 413 shares of Class B-4 common stock were issued and outstanding. CME Holdings has no shares of preferred stock issued and outstanding.

Associated Trading Rights. Each class of CME Holdings Class B common stock is associated with a membership in a specific division of the exchange. CME’s rules provide exchange members with trading rights and the ability to use or lease these trading rights. Trading rights are maintained at CME and are not part of or evidenced by the Class B common stock of CME Holdings. The Class B common stock of CME Holdings is intended only to ensure that the former Class B shareholders of CME retain Board representation rights and approval rights with respect to the core rights described below.

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

Transfer Restrictions.

Class A Common Stock. Each class of CME Holdings Class A common stock is identical, except that the shares of Class A-1, A-2, A-3 and A-4 common stock are subject to transfer restrictions contained in CME Holdings’ Certificate of Incorporation. These transfer restrictions will expire on June 4, 2004. Initially, the transfer restrictions on Class A-1 shares and Class A-2 shares were scheduled to expire on June 3, 2003 and December 7, 2003, respectively. Pursuant to CME Holdings’ Certificate of Incorporation, as a result of the secondary offering in June 2003, transfer restrictions on the Class A-1 shares that were not sold in that offering will remain in effect until June 4, 2004 and as a result of the secondary offering in November 2003, transfer restrictions on the Class A-2 shares that were not sold in that offering will also remain in effect until June 4, 2004. Until these transfer restrictions lapse, shares of Class A-1, A-2, A-3 and A-4 common stock may not be sold or transferred separately from a share of Class B common stock, subject to limited exceptions specified in CME Holdings’ Certificate of Incorporation. There are no restrictions on the shares of Class A common stock sold in the initial public offering in December 2002 or the shares sold in the secondary public offerings that were completed in 2003 in connection with the initial public offering.

Class B Common Stock. Each class of CME Holdings Class B common stock is subject to transfer restrictions contained in the Certificate of Incorporation of CME Holdings. These transfer restrictions prohibit the sale or transfer of any shares of Class B common stock separate from the sale of the associated trading rights in the exchange.

Ownership Requirements. Each clearing firm is required to own 72,093 shares of Class A common stock. At December 31, 2003 the total of Class A common stock held persuant to this requirement was 5,767,440 shares.

Shareholder Rights Provisions. The Board of Directors of CME Holdings has adopted a plan creating rights that entitle CME Holdings’ shareholders to purchase shares of CME Holdings stock in the event that a third party initiates a transaction designed to take over the company. This rights plan is intended to encourage persons seeking to acquire control of CME Holdings to engage in arms-length negotiations with the Board of Directors and management. The rights are attached to all outstanding shares of CME Holdings common stock, and each right entitles the shareholder to purchase one one-thousandth of a share of Series A Junior

Participating Preferred Stock at a purchase price of $105 per unit. The rights will separate from the common stock of the company: (1) 10 days after a person or group seeks to acquire CME Holdings through a public announcement by such person or group that they have acquired 15% or more of the outstanding shares of CME Holdings; or (2) 10 business days after the commencement of a tender offer by such person or group. If either of these two events occur, each holder of a right shall receive, upon exercise, Class A common stock having a value equal to two times the exercise price of the right.

Omnibus Stock Plan. CME Holdings has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 4.0 million Class A shares have been reserved for awards under the plan. Awards totaling 2.8 million shares have been granted and are outstanding or have been exercised under this plan at December 31, 2003 (note 17).

17. STOCK OPTIONS

The exchange has elected to account for stock options under SFAS Statement No. 123, “Accounting for Stock-Based Compensation,” as amended. As allowed by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” at year-end 2002 the exchange elected to adopt the retroactive restatement method. Net income for 2001 and 2000 reflects this change.

On February 7, 2000, an option was granted to the former President and Chief Executive Officer, James J. McNulty, to purchase 5% of the common stock of the company, as represented by an equivalent percentage of all Class A and Class B common stock issued at the date of demutualization. One-half of the option (Tranche A), or 2.5% of all common stock, had an aggregate exercise price of $21.8 million, which was estimated to be 2.5% of the fair value of the exchange at the grant date. Since demutualization had not been completed at the grant date, the fair value of CME was calculated based on the average value of all exchange memberships. The option for the remaining 2.5% of all common stock (Tranche B) had an aggregate exercise price of $32.8 million, or 3.75% of the fair value of the exchange at the grant date. As a result of the reorganization into a holding company structure, the Class A share equivalents previously embedded in the Class B shares of CME were converted into Class A shares of CME Holdings. Since the stock option for the former CEO is for 5% of all classes of stock outstanding and additional Class A shares were issued in the reorganization, the total number of Class A shares in the former CEO’s option increased by 145,543 shares.

The fair value of the option granted to the former CEO was $14.4 million, or $10.04 per share, measured at the demutualization date under the minimum value method. This method was used since, at the date of demutualization, there was not an independent established trading market for Class A shares. Significant assumptions used to calculate fair value included: risk-free interest rate of 5.11%; expected life equal to the maximum term of the option; and no expected dividends.

The term of the option is 10 years. Under the option agreement, the exercise of the option can be settled with any combination of shares of Class A common stock or cash, at the discretion of the company. Although the option is for all classes of common stock outstanding, any exercise of the option must be for all or a portion of the option that is vested at the date of exercise. The former CEO cannot elect to exercise the option for only certain classes of stock included in the option.

The former CEO’s option vested over a four-year period, with 40% vesting one year after the grant date and 20% scheduled to vest on that same date in each of the following three years. The former CEO stepped down on December 31, 2003, when his contract expired. Due to the vesting provisions of the option, the remaining 20% of the shares subject to the option that were unvested at that date were forfeited. As a result, the former CEO’s option was reduced by 287,716 Class A and 31 Class B shares, representing a total exercise price of $10.9 million. Accordingly the stock-based compensation expense related to the former CEO’s option was credited $2.6 million for the expense that had been recognized in prior periods that related to the 20% of the option that was forfeited, resulting in a net credit to stock-based compensation expense for this option of $2.0 million in 2003.

In April and September 2003, the former CEO exercised 6.9% and 10.0%, respectively, of the Tranche A portion of his stock option. Under the provisions of the former CEO’s option, CME is allowed to provide Class A shares for the value of the Class B portion of the option. As a result, the option was satisfied through the issuance of 79,522 Class A shares, of which 49,343 were issued from the Omnibus Stock Plan in April 2003, and through the issuance of 99,383 Class A shares, of which 71,929 were issued from the Omnibus Stock Plan in September 2003. The remaining shares were issued to satisfy the value of the Class B shares of the exercised portion of the option and represented authorized and unissued shares of the company registered pursuant to a registration statement on Form S-8. At December 31, 2003, the remainder of the former CEO’s option that is vested and exercisable includes 1,029,590 Class A and 112 Class B shares with a total exercise price of $40.0 million.

In June 2003, CME granted stock options totaling 467,000 shares to various employees under the Omnibus Stock Plan. The options vest over a five-year period, with 20% vesting one year after the grant date and on that same date in each of the following four years. The options have a 10-year term with an exercise price of $63.01, the market price at the grant date. The fair value of the options granted to employees was $8.3 million, or $17.84 per share, measured at the grant date using the Black-Scholes method of valuation. A risk-free rate of 2.52% was used over a period of six years with a 29.2% volatility factor and a 1.3% dividend yield. This compensation expense will be recognized on an accelerated basis over the vesting period. In June 2003, CME also granted 13,600 shares of restricted stock that have the same vesting provisions as the stock options granted at that time. Compensation expense of $0.9 million, or $63.01 per share, relating to this restricted stock will be recognized over the vesting period. In addition, in the third and fourth quarters of 2003, CME granted 9,000 and 3,800 additional stock options, respectively, with fair values of $0.2 million and $0.1 million, representing an average fair value of $20.47 and $21.39 per share, respectively. The employee options and restricted stock awards granted in 2003 represented $2.2 million and $0.2 million, respectively, of stock-based compensation expense in 2003.

In 2001 and in December 2002, CME granted stock options to various employees under the Omnibus Stock Plan. These options vest over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. The options have a 10-year term. The options granted to employees in 2001 have an exercise price of $22.00 per share and a fair value of $4.2 million, or an average fair value of $3.60 per share, measured at the grant date under the minimum value method. A risk-free interest rate of 5.4% was used over a period of five years with no expected dividends. The options granted to employees in 2002 have an exercise price of $35.00 per share and a fair value of $0.4 million, or $16.35 per share, measured at the grant date using the Black-Scholes method of valuation, as a market for the Class A shares was established at the date of the initial public offering. A risk-free rate of 3.5% was used over a period of six years with a 41% volatility and a 1.43% dividend yield. Restricted stock grants of 119,000 shares were also awarded to certain executives in 2001 that have the same vesting provisions as the stock options. Compensation expense of $2.4 million, or an average of $20.46 per share, relating to this restricted stock will be recognized over the vesting period. The 2001 and 2002 employee options and restricted stock grants represented $0.7 million and $0.2 million, respectively, of stock-based compensation expense in 2003.

The following table summarizes stock option activity for the three-year period ended December 31, 2003:

	EMPLOYEE OPTIONS		CEO OPTION NUMBER OF SHARES
	Average Exercise Price	Number of Shares	Class A	Class B
Balance at December 31, 2000	$—	—	1,293,035	156
Granted	22.00	1,179,500	—	—
Adjustment for reorganization	—	—	145,543	—
Cancelled	22.00	(6,750)	—	—

Balance at December 31, 2001	22.00	1,172,750	1,438,578	156
Granted	35.00	27,000	—	—
Exercised	22.00	(150)	—	—
Cancelled	22.00	(115,200)	—	—

Balance at December 31, 2002	22.32	1,084,400	1,438,578	156
Granted	63.26	479,800	—	—
Exercised	22.01	(190,584)	(121,272)	(13)
Cancelled	42.71	(24,992)	(287,716)	(31)

Balance at December 31, 2003	$36.56	1,348,624	1,029,590	112

Total stock options outstanding and the portion of each option that can be exercised at December 31, 2003 are as follows:

	Total Options Outstanding	Exercisable Shares
CEO Option:
Tranche A:
Class A shares	454,159	454,159
Class B shares	49	49
Tranche B:
Class A shares	575,431	575,431
Class B shares	63	63
Employee Options:
Class A shares, by exercise price:
$22.00	859,324	442,214
$35.00	19,900	7,900
$63.01 to $74.68	469,400	200

Total Stock Options	2,378,326	1,480,016

Excluding the former CEO’s option, the weighted average contractual maturity of options outstanding and exercisable at December 31, 2003 was 8.1 years and 7.4 years, respectively.

The employee options granted in 2001 were 60% vested at December 31, 2003 and options granted in 2002 were 40% vested at December 31, 2003. The former CEO’s option was 80% vested at December 31, 2003.

If the former CEO exercised the remaining portion of his option at December 31, 2003, the exercise price was paid in cash and only Class A shares were issued to satisfy the option, the former CEO would have received 1,397,847 Class A shares based on the value of the remaining option and the closing price of our publicly traded Class A shares on that date. This would represent a weighted average exercise price of $28.61 per share.

18. CREDIT FACILITY

On October 18, 2003, CME renewed its secured committed line of credit with a consortium of banks. The credit facility was increased from $500.0 million to $750.0 million. The secured credit agreement which expires on October 15, 2004, is collateralized by clearing firm security deposits held by the exchange in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2. The amount held as available security deposit collateral at December 31, 2003 was $975.5 million. The facility, which has never been used, may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. Under the terms of the credit agreement, there are a number of covenants with which the exchange must comply. Among these covenants, the exchange is required to submit quarterly reports to the participating banks and maintain at all times a consolidated tangible net worth of not less than $90.0 million. Interest on amounts borrowed is calculated at the Federal-funds rate plus 45/100 of 1% per annum. Commitment fees for the line of credit were $0.5 million for each of the years ended December 31, 2003, 2002 and 2001.

19. CONTINGENCIES AND GUARANTEES

Legal Matters. In November 2002, a former employee filed a complaint in the Circuit Court of Cook County, Illinois, which was subsequently amended to allege common law claims of retaliatory discharge and racial discrimination. He is seeking damages in excess of $3.0 million. In June 2003, this same individual filed a complaint in the United States District Court for the Northern District of Illinois alleging that his employment was terminated because of his race in violation of Title VII, and that his employment termination violated Section 1981 (which prohibits discrimination in making and enforcing contracts). The former employee seeks reinstatement, back pay and benefits, punitive damages in the amount of $2.0 million, plus actual damages to be determined at trial. Both cases are currently in the discovery stages. Based on its investigation to date and advice from legal counsel, management believes these claims are without merit and will defend them vigorously.

On October 14, 2003, the U.S. Futures Exchange, L.L.C. and U.S. Exchange Holdings, Inc. (collectively, Eurex U.S.), filed suit against the CBOT and CME in the United States District Court for the District of Columbia. The suit alleges that CBOT and CME violated the antitrust laws and tortiously interfered with the business relationship and contract between Eurex U.S. and The Clearing Corporation. Eurex U.S. is seeking a preliminary injunction and treble damages. On December 12, 2003, the CBOT and CME filed separate motions to dismiss or, in the event the motion to dismiss is denied, to move the venue to the United States District Court for Northern Illinois. CME believes this suit lacks factual or legal foundation and intends to vigorously defend itself against these charges.

In addition, the exchange is a defendant in, and has potential for, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the exchange cannot be predicted with certainty, management believes that the resolution of any of these matters will not have a material adverse effect on the consolidated financial position or results of operations.

Employment-Related Agreements. The exchange has an employment agreement with Craig S. Donohue, as its Chief Executive Officer, through December 31, 2006, subject to renewal by mutual written agreement of the parties. Effective January 1, 2004, Mr. Donohue’s annual base salary will not be less than $0.7 million. He is eligible to participate in CME’s benefit plans and programs.

In the event of a termination without cause by CME, as defined in the agreement, Mr. Donohue is entitled to a one time lump sum severance payment equal to two times his base salary as of the date of termination for the remaining term of the agreement, if any, not to exceed 24 months of base salary.

The exchange also has an employment agreement with Phupinder Gill, as its President and Chief Operating Officer, through December 31, 2007, subject to renewal by mutual written agreement of the parties. Effective January 1, 2004, Mr. Gill’s annual base salary will not be less than $0.6 million. He is eligible to participate in CME’s benefit plans and programs.

In the event of a termination without cause by CME, as defined in the agreement, Mr. Gill is entitled to a one time lump sum severance payment equal to two times his base salary as of the date of termination for the remaining term of the agreement, if any, not to exceed 24 months of base salary.

Mutual Offset System. At December 31, 2003, CME was contingently liable on irrevocable letters of credit totaling $49.0 million that relate to the mutual offset agreement between CME and Singapore Exchange Derivatives Trading Ltd. (SGX). This mutual offset agreement allows a clearing firm of either exchange to execute after-hours trades at the other exchange. When a clearing firm of CME executes an after-hours trade at SGX, the resulting trade is transferred from SGX to CME, and CME assumes the financial obligation to SGX for the transferred trade. A similar obligation occurs when a clearing firm of SGX executes a trade at CME. The net position of each exchange to the other is marked-to-market daily based on the settlement prices of the applicable exchange, and settlement is made between the exchanges in cash. Since settlement prices at each exchange may differ at the end of any given day and Singapore is 13 to 14 hours ahead of Chicago, there may be a difference between the two settlement amounts and there will be a difference in the timing of the settlement. To allow for adequate and timely funding of the settlement and in the unlikely event of a payment default by a clearing firm, CME and SGX each maintain irrevocable standby letters of credit payable to the other exchange. Regardless of the irrevocable letter of credit, CME guarantees all cleared transactions submitted by its members through SGX and would initiate procedures designed to satisfy these financial obligations in the event of a default, such as the use of security deposits and performance bonds of the defaulting clearing firm.

Cross-Margin Agreements. CME, Options Clearing Corporation (OCC) and New York Clearing Corporation (NYCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm’s positions in certain CME futures and options on futures are combined with certain positions cleared by OCC and NYCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME, OCC and NYCC. If a participating firm defaults, the gain or loss on the liquidation of the firm’s open position and the proceeds from the liquidation of the cross-margin account are split 47.5% each to OCC and CME and 5% to NYCC.

A cross-margin agreement with the London Clearing House (LCH) became effective in March 2000, whereby clearing firms’ offsetting positions with CME and LCH are subject to reduced margin requirements. A similar cross-margin agreement with the Fixed Income Clearing Corporation (FICC) became effective in April 2002, whereby clearing firms’ offsetting positions with CME and FICC are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, or CME and FICC, as applicable, each clearing house may reduce the firm’s performance bond requirement. In the event of a firm default, the total liquidation net gain or loss on the firm’s offsetting open positions and the proceeds from the liquidation of the performance bond collateral held by each clearing house’s supporting offsetting positions are split evenly between CME and LCH, or CME and FICC, as applicable.

Additionally, for both the LCH and FICC cross-margin agreements, if, after liquidation of all the positions and collateral of the defaulting firm at each respective clearing organization, and taking into account any cross-margining loss sharing payments, if any of the participating clearing organizations has a remaining liquidating surplus, and any other participating clearing organization has a remaining liquidating deficit, any additional surplus from the liquidation will be shared with the other clearing houses to the extent that they have a remaining liquidating deficit. Any remaining surplus funds will be passed to the bankruptcy trustee.

GFX Letter of Credit. CME guarantees a $2.5 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its foreign currency and Eurodollar futures positions. The letter of credit will be drawn on in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place a performance bond on deposit with its clearing firm. In the unlikely event of a payment default by GFX, GFX’s performance bond would first be used to cover the deficit. If this amount is not sufficient, the letter of credit would be used, and finally CME would guarantee the remaining deficit, if any.

Interest Earning Facility Program. Clearing firms, at their option, may instruct CME to invest cash on deposit for performance bond purposes in a portfolio of securities that is part of the Interest Earning Facility program. The first IEFs were organized in 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of the first IEFs totaled $370.5 million at December 31, 2003 and is guaranteed by the exchange as long as clearing firms maintain investment balances in this portfolio. The investment portfolio of these facilities is managed by two of the exchange’s approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips and reverse repurchase agreements. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. If funds invested in the IEF are required to be liquidated due to a clearing firm redemption transaction and funds are not immediately available due to lack of liquidity in the investment portfolio, default of a repurchase counterparty, or loss in market value, CME guarantees the amount of the requirement. Management believes that the market risk exposure relating to its guarantee is not material to the consolidated financial statements taken as a whole. Financial Accounting Standards Board Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements of Guarantees of Indebtedness of Others,” requires that an entity (CME) issuing a guarantee recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. CME has evaluated its requirements under FIN No. 45 and concluded that no significant liability is required to be recorded.

Intellectual Property Indemnifications. Some agreements with customers accessing GLOBEX and utilizing our market data services and SPAN software contain indemnifications from intellectual property claims that may be made against them as a result of their use of these products. The potential future claims relating to these indemnifications cannot be estimated and, therefore, in accordance with FIN No. 45, no liability has been recorded.

20. GFX DERIVATIVES TRANSACTIONS

GFX Corporation engages in the purchase and sale of CME foreign exchange and Eurodollar futures contracts. GFX posts bids and offers in these products on the GLOBEX electronic trading platform to maintain a market and promote liquidity in these products. GFX limits risk from these transactions through offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing firm. Any residual open positions are marked to market on a daily basis, and all net realized and unrealized gains and losses are included in other revenue in the accompanying consolidated statements of income. Net trading gains totaled $6.8 million in 2003, $3.2 million in 2002 and $3.8 million in 2001. At December 31, 2003, futures positions held by GFX had a notional value of $98.2 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position.

21. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of all classes of common stock outstanding each year. Shares outstanding are calculated as if the current holding company structure was in place for all periods presented. Diluted earnings per share reflects the increase in shares using the treasury stock method to reflect the impact of an equivalent number of shares of common stock if stock options and restricted stock awards were exercised or converted into common stock. The dilutive effect of the option granted to the former CEO is calculated as if the entire option, including the Class A share and Class B share portions of the option, was satisfied through the issuance of Class A shares. The diluted weighted average number of common shares outstanding at December 31, 2003 excludes the incremental effect related to 469,600 outstanding stock options that would be anti-dilutive.

(in thousands, except share and per share data)	2003	2002	2001
Net Income	$122,132	$94,067	$75,108

Weighted Average Common Shares Outstanding:
Basic	32,691,427	29,066,242	28,774,700
Effect of stock options	1,210,740	959,253	443,028
Effect of restricted stock grants	32,791	35,042	22,704

Diluted	33,934,958	30,060,537	29,240,432

Earnings per Share:
Basic	$3.74	$3.24	$2.61
Diluted	3.60	3.13	2.57

22. WAGNER PATENT LITIGATION

On August 26, 2002, the lawsuit with e-Speed relating to the Wagner patent was settled for $15.0 million. The settlement required CME to make an initial $5.0 million payment in September 2002 and five subsequent annual payments of $2.0 million each beginning in August 2003. The present value of the settlement, or $13.7 million, was recorded as an expense in the third quarter of 2002.

On December 23, 2002, CME signed an agreement to resolve an indemnification dispute with Euronext-Paris related to CME’s settlement of the Wagner patent litigation. Under the agreement, Euronext-Paris agreed to pay CME $7.5 million, one-half of CME’s settlement with e-Speed. CME recognized the present value of the entire $7.5 million settlement in the fourth quarter of 2002 as a reduction of the expense recognized in the third quarter of 2002. All payments from Euronext-Paris were received in 2003.

23. QUARTERLY INFORMATION (UNAUDITED)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2003:
Net revenues	$126,016	$142,391	$135,010	$132,624	$536,041
Income before income taxes	43,754	59,370	52,881	50,120	206,125
Net income	26,121	35,013	31,397	29,601	122,132
Earnings per share:
Basic	$0.80	$1.07	$0.96	$0.90	$3.74
Diluted	0.77	1.03	0.93	0.87	3.60

Year Ended December 31, 2002:
Net revenues	$101,092	$107,532	$125,165	$119,388	$453,177
Income before income taxes	31,163	34,489	38,133	50,444	154,229
Net income	18,659	20,991	22,898	31,519	94,067
Earnings per share:
Basic	$0.65	$0.73	$0.79	$1.06	$3.24
Diluted	0.63	0.71	0.77	1.02	3.13

24. SUBSEQUENT EVENT

On January 12, 2004, CME announced the acquisition of the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that has developed technology to facilitate the trading of complex combinations and spreads typically used with options. The purchase agreement required an initial payment of $5.3 million, with additional payments based on revenue generated when this electronic platform is implemented. Implementation is tentatively scheduled for the second half of 2004. The additional payments will extend over three years once the technology is implemented and will not exceed $16.8 million.

SHARE INFORMATION

CLASS A COMMON STOCK

Our Class A common stock is listed on the New York Stock Exchange under the ticker symbol “CME.” As of February 9, 2004, there were 1,998 holders of record of our Class A Common Stock.

The following table sets forth the high and low closing prices per share of our Class A common stock on a quarterly basis, as reported on the New York Stock Exchange since our initial public offering.

	High	Low
2002
Fourth Quarter (Beginning on December 6)	$45.50	$38.96
2003
First Quarter	50.00	41.35
Second Quarter	70.04	46.15
Third Quarter	79.30	65.55
Fourth Quarter	75.05	63.85

Prior to our initial public offering on December 6, 2002, there was no independent established trading market for our Class A common stock. Pursuant to our charter, shares of our Class A common stock could only be sold or acquired as part of a bundle with the trading rights on our exchange and the related Class B shares. Therefore, the value of the Class A shares for periods prior to December 2002 is imputed based on prices for the bundle and prices relating to trading rights only. From December 3, 2001, to December 5, 2002, the price of our Class A common stock fluctuated between $10.49 and $33.09 per share, with an imputed price on December 5, 2002, of $33.09 per share.

CLASS B COMMON STOCK

Our Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of our Class B common stock is associated with a membership in a specific division of the exchange. CME’s rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are:

•	CME (Chicago Mercantile Exchange full trading rights);

•	IMM® (International Monetary Market);

•	IOM® (Index and Option Market); and

•	GEM® (Growth and Emerging Markets).

Class B shares and the associated trading rights are bought and sold through our Shareholder Relations and Membership Services Department. In addition, trading rights may be leased through the department. Trading rights sales are reported on our Web site at www.cme.com. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separately from the associated trading rights, would be determined by the value of our Class A common stock. As of February 9, 2004, there were 1,955 holders of record of our Class B common stock.

DIVIDENDS

The following table sets forth the dividends we paid on our Class A and Class B common stock in the last two years:

Record Date	Dividend per Share
June 17, 2002	$0.60
March 10, 2003	0.14
June 10, 2003	0.14
September 10, 2003	0.14
December 10, 2003	0.21

We intend to pay regular quarterly dividends to our shareholders. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. Our existing credit facility–as well as future credit facilities, other future debt obligations and statutory provisions–may limit our ability to pay dividends. On February 5, 2004, the Board of Directors declared a regular quarterly dividend of $0.26 per share to be paid on March 25, 2004, for shareholders of record on March 10, 2004.

INDEPENDENT AUDITORS

Ernst & Young LLP

Sears Tower

233 South Wacker Drive

Chicago, IL 60606

In 2002, based on the recommendation of our Audit Committee, we dismissed Arthur Andersen as our independent auditors and engaged Ernst & Young. For more information see our Current Report on Form 8-K, dated May 17, 2002.

FORWARD-LOOKING STATEMENTS

From time to time, in written reports and oral statements, we discuss our expectations regarding future performance. For example, these “forward-looking statements” are included in this 2003 Annual Report in the letters to shareholders from our Chairman and our Chief Executive Officer (pages 8–13); Operations Review (page 14); and Financial Review, including Management’s Discussion and Analysis of Financial Condition and Results of Operations (page 25). Forward-looking statements are based on currently available competitive, financial, and economic data; current expectations, estimates, forecasts, and projections about the industries in which we operate; and management’s beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you to not place undue reliance on any forward-looking statements.