Form 10-K, Exhibit 13
period 2004-12-31
CHICAGO MERCANTILE EXCHANGE HOLDINGS INC
filed 2005-03-10
CIK 1156375

Exhibit 13.1

Financial Information

28	Selected Financial Data

29	Management’s Discussion and Analysis of Financial Condition and Results of Operations

59	Management’s Report on Internal Control Over Financial Reporting

60	Reports of Independent Registered Public Accounting Firm

62	Consolidated Balance Sheets

63	Consolidated Statements of Income

64	Consolidated Statements of Shareholders’ Equity

65	Consolidated Statements of Cash Flows

66	Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA

The following selected income statement and balance sheet data for the years 2000 through 2004 was derived from the consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. and subsidiaries and should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein.

	FOR YEAR ENDED OR AT DECEMBER 31
(in thousands, except per share data)	2004	2003	2002	2001	2000
Income Statement Data:
Net revenues[1]	$733,789	$536,041	$453,177	$387,153	$226,552
Expenses	366,133	329,916	298,948	261,387	241,814
Limited partners’ interest in earnings of PMT Limited Partnership	—	—	—	—	(1,165)
Net income (loss)	219,555	122,132	94,067	75,108	(10,496)
Earnings (loss) per share:[2]
Basic	$6.55	$3.74	$3.24	$2.61	$(0.36)
Diluted	6.38	3.60	3.13	2.57	—
Cash dividends per share	1.04	0.63	0.60	—	—

Balance Sheet Data:
Shareholders’ equity	$812,597	$562,995	$446,139	$248,366	$166,262
Total assets	2,857,466	4,872,636	3,355,016	2,066,878	384,035

Other Data:
Total trading volume (round turn trades)[3]	787,186	620,289	548,667	411,712	231,110
CME® Globex® volume (round turn trades)[3]	451,794	262,514	188,194	81,895	34,506
Open interest at year end (contracts)[3]	22,478	16,301	12,483	15,039	8,021

[1]	For the years ended December 31, 2004, 2003, 2002 and 2001, revenues are net of securities lending interest expense. Securities lending transactions began in June 2001.

[2]	Earnings per share are presented as if common stock issued on December 3, 2001 as part of our reorganization into a holding company structure had been outstanding for all periods presented. For 2000, diluted loss per share is not presented, since shares issuable for stock options would have an anti-dilutive effect.

[3]	Volume and open interest data exclude our TRAKRS® products.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE STRUCTURE

We are the largest futures exchange in the United States and the second largest in the world for the trading of futures contracts and options on futures contracts, as measured by 2004 annual trading volume. Our international marketplace brings together buyers and sellers on our trading floors, as well as through our CME Globex electronic trading platform and privately negotiated transactions. We offer market participants the opportunity to trade futures contracts and options on futures contracts primarily in four product areas: interest rates, equities, foreign exchange and commodities.

Our exchange was organized in 1898 as a not-for-profit membership organization. On November 13, 2000, we became the first U.S. financial exchange to become a for-profit corporation by converting membership interests into shares of common stock. On December 3, 2001, we completed our reorganization into a holding company structure. As a result of this reorganization, Chicago Mercantile Exchange Inc. (CME) became a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (CME Holdings). In our reorganization, CME shareholders exchanged their shares for shares of CME Holdings. After the reorganization, these shareholders owned the same percentage of CME Holdings common stock that they previously owned of CME common stock. CME shareholders retained their trading privileges in CME. On December 11, 2002, CME Holdings completed the initial public offering of its Class A common stock. CME Holdings’ Class A common stock is listed on the New York Stock Exchange under the ticker symbol “CME.”

In 2003, CME Holdings completed two secondary offerings conducted as guided sales in accordance with its Certificate of Incorporation in connection with the expiration of the transfer restrictions on certain shares of our Class A common stock. CME Holdings did not receive any proceeds from these offerings. On June 4, 2004, all of the transfer restrictions on the shares of our Class A common stock expired.

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

In conjunction with our demutualization and corporate reorganization, we adopted a for-profit business strategy that has been integrated into our operations. As part of this integration process, we have examined and will continue to examine the fees we charge for our products in order to increase revenues and profitability, as well as provide incentives for members and non-members to use our markets and enhance the liquidity of our markets. To increase trading volume and promote new products, we offer discounts, some of which may be significant, to our members and non-members to use and enhance the liquidity of our markets. In the fourth quarter of 2000 and first quarter of 2001, we implemented many changes to our fee structure. Some of the more significant changes included: increasing clearing fees for some products; increasing the daily maximum fees for our E-mini™ products traded using CME Globex; implementing fees for services previously provided without charge; reducing CME Globex fees for interest rate products; and implementing reduced clearing fees for customers achieving certain volume levels in our interest rate products. In addition, we increased the number of access choices to CME Globex, altered the pricing for the existing access choices, changed the type of market data offered through our non-professional service offering and increased the price of our professional market data service offering. In contrast to the fee rebates and other fee reductions implemented prior to our demutualization, this new approach to fees has had a significant positive impact on our revenues and profitability. In addition, we maintained a focus on expense discipline and specifically concentrated our expenditures on projects designed to enhance our profitability for the benefit of our shareholders. The net impact of these initiatives contributed to the growth in our net operating results from a net loss of $10.5 million in 2000 to net income of $219.6 million in 2004.

OVERVIEW

As the largest futures exchange in the United States, our revenue is derived primarily from the clearing and transaction fees we assess on each contract executed through our trading venues or cleared through our clearing house. As a result, revenues and profitability fluctuate significantly with volume changes.

While volume has a significant impact on our clearing and transaction fee revenues, there are four other factors that also influence this source of revenue: rate structure; mix of products traded; method of trade; and the percentage of trades executed by customers who are members compared to non-member customers. Our clearing and transaction fee revenues increase or decrease if there is a change in any of these factors. Typically, trades executed through CME Globex are charged fees for using the electronic trading platform in addition to the clearing fees assessed on all transactions executed on our exchange. Trades executed as privately negotiated transactions also incur additional charges beyond the clearing fees assessed on all transactions. In addition, non-member customers are charged higher fees than customers who are members. Therefore, revenue decreases if the percentage of trades executed by customers who are members increases, and increases if the percentage of trades executed by non-member customers increases, even when our fee structure remains unchanged. As a result, there are multiple factors that can change over time, and these changes all potentially impact our revenue from clearing and transaction fees.

Net revenues increased from $226.6 million in 2000 to $733.8 million in 2004. As a result of the increase in trading volume during this time period, the fee changes implemented in connection with our demutualization and the targeted fee changes and incentives to increase trading volume, the percentage of our revenues derived from clearing and transaction fees increased and represented 75.4% of our net revenues in 2004, compared to 69.1% in 2000.

In November 2003, we began providing clearing and transaction processing services of some products to the Chicago Board of Trade (CBOT) in connection with our transaction processing agreement. We began to clear all CBOT products in January 2004. Revenue from these services to CBOT is the primary component of clearing and transaction processing services, which also includes fees for listing new crude oil and natural gas futures products on CME Globex for the New York Mercantile Exchange (NYMEX) and processing single stock futures trades for certain CME clearing firms that execute trades at OneChicago, LLC (OneChicago), our joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002. This revenue will fluctuate as trading volumes of these exchanges fluctuate.

Quotation data fees represent our second largest source of revenue. Revenue from these fees has increased a total of 67.9% from 2000 to 2004. In 2004, these fees represented 8.3% of our net revenues. Revenue from fees assessed for access to CME Globex and market data has grown as a result of the increase in the number of customers choosing to trade electronically. Revenue derived from communication fees has remained relatively constant from 2000 to 2004. Investment income has increased modestly as a result of the growth in cash and cash equivalents and marketable securities balances that was partially offset by the overall decline in interest rates since 2000. In June 2001, we began to engage in securities lending activities, which have contributed modestly to our net revenues. In general, other revenue has increased from 2000 to 2004 in a manner consistent with our net revenues.

Expenses increased from $241.8 million in 2000 to $366.1 million in 2004. This represents a compound annual growth rate in expenses of 10.9% from 2000 to 2004 compared to a 34.2% compound annual growth rate in net revenues for the same period. The majority of our expenses fall into three categories: compensation and benefits; communications and computer and software maintenance; and depreciation and amortization. Additional expenses also are incurred for occupancy, professional fees, marketing, advertising and public relations and other expenses. Our compensation and benefits expense has increased 61.2% from 2000 to 2004 and represented 45.0% of our total expenses in 2004. A component of the increase in compensation and benefits expense, stock-based compensation, began in 2000 and is a non-cash expense that results primarily from the option granted to our former Chief Executive Officer as well as other stock grants to certain other employees. In addition, in 2000, we incurred $9.8 million of expenses associated with the restructuring of management, our demutualization and the write-off of certain internally developed software that could not be utilized as intended. Also, in 2002, we incurred $13.7 million of expense in the third quarter to settle the Wagner patent litigation that was partially offset by a $7.5 million reimbursement for this settlement from Euronext-Paris in the fourth quarter of 2002. This resulted in $6.2 million of net expense associated with this litigation for the year 2002.

With the exception of license fees paid for the trading of our stock index contracts and a component of our trading facility rent that is related to open outcry trading volume, most of our expenses do not vary directly with changes in trading volume. The number of transactions processed and the number of bid and offer quotes received and reflected in the order book for electronic trading, rather than the number of contracts traded, tends to impact expenses as a result of technology expenses required to process additional transactions. A trade executed on our exchange represents one transaction, regardless of the number of contracts included in that trade. Therefore, total contract trading volume is greater than the number of transactions processed.

Revenues

Our net revenues have grown from $226.6 million in 2000 to $733.8 million in 2004. Our clearing and transaction fees revenue, which represents our largest source of revenue, is tied directly to trading volume. The table below summarizes our annual growth in average daily trading volume from 2000 to 2004 as well as the percentage of volume that was traded on CME Globex and the related clearing and transaction fees revenue. In 2002, we introduced a new contract, Long-Short Technology TRAKRS, which was followed by the launch of five additional TRAKRS contracts in 2002 and 2003. Transaction fees for these contracts are limited based on the size of the order and averaged approximately $0.006 to $0.010 per contract from 2002 to 2004. As a result, TRAKRS volume has an adverse impact on our overall rate per contract. Therefore, our rate per contract in the following table is presented without the impact of TRAKRS volume and revenue for each of the applicable years. The average daily volume of all TRAKRS contracts was 71,763, 79,049 and 38,815 in 2004, 2003 and 2002, respectively.

	YEAR ENDED DECEMBER 31
(volume in round turn trades)	2004	2003	2002	2001	2000
Average Daily Volume	3,111,407	2,461,465	2,177,248	1,640,288	917,120
Percentage Increase from Previous Year	26.4%	13.1%	32.7%	78.9%	15.6%

CME Globex Volume	1,785,747	1,041,721	746,800	326,274	136,928
Percentage of Average Daily Volume	57.4%	42.3%	34.3%	19.9%	14.9%
Clearing and Transaction Revenue, excluding TRAKRS (in thousands)	$552,565	$428,673	$356,335	$292,459	$156,649
Average Rate per Contract	$0.702	$0.691	$0.649	$0.710	$0.678

Total trading volume growth from 2000 to 2004 was driven primarily by our interest rate and equity products. The trading volume increase in our interest rate products during this time occurred primarily in our CME Eurodollar contract. The growth was the result of interest rate volatility beginning with the U.S. federal funds rate decreases during 2001, as well as the continued interest rate uncertainty through 2004 as a result of global and national economic and geopolitical factors and the interest rate increases that began in late 2003. In addition, in 2004 we experienced significant growth in the electronic trading of our CME Eurodollar contract as a result of more competitive fees and the increased usage of handheld electronic trading units on our trading floors to facilitate increased electronic trading volume of CME Eurodollars. The trading volume increase in our equity products from 2000 to 2004 occurred primarily in the CME E-mini version of the S&P 500® and NASDAQ-100® stock index contracts, which are one-fifth the size of the standard contract and are traded only through CME Globex. The equity trading volume increase was the result of concern and uncertainty about the global and national economy, interest rates and the performance of U.S. stocks, combined with increased distribution to customers through the available access choices to CME Globex and marketing efforts to increase awareness of our product offerings. The growth in trading volume in our foreign exchange products from 2002 to 2004 was greater than the growth realized during the period from 2000 to 2002. The increase in 2003 and 2004 was the result of increased foreign exchange volatility, led by the weakening U.S. dollar, coupled with increased distribution of CME Globex, increased marketing efforts and a fee incentive program implemented during the second quarter of 2004. In general, many of our initiatives during this time period have focused on attracting new customers, such as hedge funds, to our products and structuring our fees to attract additional trading volume from existing customers.

Our ability to provide the facility and products for risk management to our customers has been enhanced as a result of the increased distribution of CME Globex. The increase in clearing and transaction fees has resulted not only from increased trading volume but also from growth in the percentage of our trading volume that is executed on CME Globex. While volume on CME Globex had experienced growth from 2000 to 2003, in 2004 we introduced several pricing changes and incentive programs to specifically encourage trading of CME Eurodollar contracts on CME Globex. This included fee reductions to non-member customers, expansion of our market maker initiative in our electronic CME Eurodollar futures market and CME Globex fee waivers for trades that exceed certain volume thresholds utilizing our handheld trading devices. In addition, we expanded our telecommunications capacity in Europe to include six telecommunications hubs, similar to the hub in London that was established in 2002. These hubs reduce connectivity costs for our market participants and allow direct electronic connections between Europe and CME Globex. We also introduced new incentive programs for certain types of customers in Europe and Asia that provide favorable rates for electronic trading on CME Globex. Additional significant factors contributing to the increase in clearing and transaction fees revenue from 2000 to 2004 were the rate increases and new transaction fees implemented as part of our demutualization. Partially offsetting these increases was a decrease in the percentage of trades attributable to non-member customers, who are charged higher fees than members, and a decrease in the percentage of total volume attributable to our standard equity products, from which we earn higher clearing fees than other contracts.

Overall, the average rate per contract excluding TRAKRS has increased from 2000 to 2004. It has fluctuated from its peak of $0.710 in 2001 to its lowest amount of $0.649 in 2002. The fluctuation in the average rate per contract from 2000 to 2003 is primarily a result of pricing changes implemented in the fourth quarter of 2000 and first quarter of 2001, after our demutualization, as well as growth in the percentage of trades executed through CME Globex. The average rate per contract was comparatively low in 2000, despite the pricing changes in the fourth quarter of that year. This resulted primarily from an increase in the percentage of total volume from CME Eurodollar products, as these products have a lower average rate per contract, and a decline in the percentage of trades for non-member customers. The decline in the average rate per contract from 2001 to 2002 resulted primarily from volume discounts on certain products, limits on some fees associated with trading on CME Globex and a decrease in the percentage of trades attributed to non-members. We believe our lower fee structure for members has resulted in the acquisition of the trading rights associated with our Class B shares by parties intending to trade significant volumes on our exchange, creating an increase in member volume relative to non-member volume. In addition, in 2002, our clearing and transaction fees were reduced by $4.8 million as a result of payments to clearing firms relating to our fee adjustment policy and clearing firm account management errors. The increase in the average rate per contract from 2002 to 2004 resulted primarily from an increase in the percentage of trades executed through CME Globex and a shift in the percentage of trading volume to more CME E-mini equity products from interest rate products. Additional fees are charged for trades executed electronically and the average rate per contract is higher for equity products than for interest rate products.

In addition to the substantial fee changes implemented in the fourth quarter of 2000 and first quarter of 2001, we have made other significant fee changes, specifically in 2003 and 2004. In 2003, we changed the volume thresholds and discounted fee levels for the tiered pricing on our CME Eurodollar contracts, implemented a 12-month incentive plan to promote liquidity in the back months of the CME Eurodollar contract and established a market maker program for electronic trading of CME Eurodollars during non-floor trading hours. We also reduced fees for certain customers executing specific types of trades in the CME E-mini equity index contracts and introduced a European Incentive Plan for customers trading on CME Globex that meet certain criteria. Under this program, total transaction fees (including CME Globex charges) for any product traded on CME Globex were reduced to $0.44 per side. In 2004, similar pricing was extended to certain customers in Asia as part of the Asian Incentive Program for customers located in the Pacific Rim, including hedge funds and banks, electronic foreign exchange (eFX™) trading by commercial banks that are not currently members, and electronic proprietary trading groups not eligible for existing membership categories.

In 2004, to encourage electronic trading of CME Eurodollars, we introduced several pricing changes, which included fee reductions on CME Globex for non-member customers, expansion of our market maker program in our electronic CME Eurodollar futures market, and CME Globex fee waivers for traders who trade more than 1,000 CME Eurodollar contracts per day using our handheld trading devices. Additionally, in August 2004, we launched an enhanced options system for electronic trading of CME Eurodollar options contracts. This functionality facilitates trading of complex combination and spread trades typically used with short-term interest rate options on futures. We also launched various programs related to our foreign exchange products. These included a 12-month CME Globex fee incentive program designed to encourage equity member firms to increase their proprietary non-automated trading volume, an incentive pricing program designed to attract increased electronic trading of foreign exchange contracts by certain members, such as fund managers, and a non-member electronic automated market maker program.

During the second quarter of 2004, we announced an alliance that will provide additional access to electronic trading of CME foreign exchange products. We announced an agreement with Reuters to bring banks and investment banks direct futures trading by offering our eFX markets to Reuters’ global interbank customer base in a spot equivalent format beginning in 2005. Seven of the world’s largest banks and leading futures clearing firms have agreed to participate in beta testing and marketing.

We attempt to mitigate the downside of unpredictable volume swings through various means, such as targeting specific changes to clearing fees, creating volume incentives, opening access to new markets and further diversifying the range of products and services we offer, such as the clearing and transaction processing services we began to offer CBOT in late 2003. Future changes in fees, volume discounts, limits on fees and member discounts, including some that may be significant, may occur periodically based on management’s review of our operations and business environment.

Our clearing and transaction processing services revenue consists primarily of revenue from the clearing and transaction processing services provided to CBOT that began in November 2003. In January 2004, we began clearing all CBOT products. These fees are tied directly to the trading volume at CBOT. We cleared 600.0 million and 9.5 million matched contracts for CBOT in 2004 and 2003, respectively. In addition, fees are earned for clearing and transaction processing services provided to NYMEX and OneChicago.

Our second largest source of revenue is quotation data fees, which we receive from the sale of our market data. Revenues from market data products totaled $36.3 million in 2000 and $60.9 million in 2004, when it represented 8.3% of our net revenues. In general, our market data service is provided to professional and non-professional customers. Subscribers to our professional service receive market data for all of our products on a real-time streaming basis. Fees for the professional service are higher than for the non-professional service. Effective January 1, 2004, professional customers paid a flat monthly fee for each screen displaying our market data. In prior years, professional customers paid one price for the first device, or screen, at each physical location displaying our market data and a lower price for each additional screen displaying our market data at the same location. Since March 2001, our non-professional service has been provided to customers who typically only require market data provided in one-minute snapshots or on a limited group of products, such as our CME E-mini products. The fee for this service is relatively nominal and is a flat rate per month. Pricing for our market data services is based on the value of the service provided, our cost structure for the service and the price of comparable services offered by our competitors. Increases or decreases in our quotation data revenue will be influenced by changes in our price structure for existing market data offerings, introduction of new market data services and changes in the number of subscribers. In addition, general economic factors will influence revenue from our market data fees. For example, the downsizing in the financial services industry that occurred primarily in 2002 and 2003 contributed to a decline in the number of screens displaying our market data and adversely affected the growth in our quotation data revenue in those years.

At year-end 2004, approximately 63,000 subscribers displayed our data on 179,000 screens worldwide, compared to approximately 60,000 subscribers and 174,000 screens at year-end 2003. With the exception of 2000, revenues from quotation data fees have grown each year for the last five years. In 2000, we began to offer our lower-priced non-professional service that increased the number of subscribers but adversely affected revenue as some of our existing customers switched to this lower-priced service. When this service was changed from real-time streaming to one-minute snapshots of market data in 2001, the number of subscribers to this service declined. Partially offsetting this decrease was the effect of some subscribers to our previous non-professional service switching to our professional service to obtain real-time streaming of market data. In addition, we began to offer a new non-professional service late in 2001 to allow subscribers to obtain market data limited to our CME E-mini products. At December 31, 2004, there were approximately 25,000 subscribers to this CME E-mini market data service. The combined effect of these changes was a net increase in the total number of non-professional subscribers from nearly 25,000 at December 31, 2000 to approximately 30,000 at year-end 2004. In addition, one of the major resellers of our market data declared bankruptcy in February 2001. This reduced our revenue from quotation data fees by $1.4 million in 2000 and $0.5 million in 2001.

In 2004, the two largest resellers of our market data represented approximately 56% of our quotation data fees revenue. Should one of these vendors no longer subscribe to our market data, we believe the majority of that firm’s customers would likely subscribe to our market data through another reseller. Therefore, we do not believe we are exposed to significant risk from a loss of revenue received from any particular market data reseller.

Effective January 1, 2005, we increased the monthly fee for each market data screen receiving our professional service by $5 per month, to $35 per month.

Access fees are the connectivity charges to customers of our electronic trading platform and to our market data vendors and customers. The fee each customer is charged varies depending on the type of connection provided. There is a corresponding communication expense associated with providing these connections that varies based on the type of connection selected by the customer. Increases or decreases in revenue from access fees are influenced by changes in the price structure for our existing access choices, the introduction of new access choices and our ability to attract new users to CME Globex. In addition, access fees are affected by some of the same factors that influence the general level of activity in electronic trading and market data, including the products offered, quality of execution services and general economic conditions affecting our markets.

Communication fees consist of charges to members and firms that utilize our various telecommunications networks and communications services. Revenue from communication fees is dependent on open outcry trading, as a significant portion relates to telecommunications on the trading floor. There is a corresponding variable expense associated with providing these services.

Investment income represents interest income and net realized gains and losses from our marketable securities, from the trading securities in our non-qualified deferred compensation plans, and from income generated by the short-term investment of our excess cash balances as well as clearing firms’ cash performance bonds and security deposits. Investment income is influenced by our operating results, market interest rates and changes in the levels of cash performance bonds deposited by clearing firms. The total cash performance bonds deposited by clearing firms is a function of the type of collateral used to meet performance bond requirements, the number of open positions held by clearing firms and volatility in our markets. As a result, the amount of cash deposited by clearing firms is subject to significant fluctuation. For example, cash performance bonds and security deposits totaled $855.2 million at December 31, 2001 compared to $1.8 billion at December 31, 2002, $2.8 billion at December 31, 2003 and $269.9 million at December 31, 2004. Cash performance bonds decreased significantly from December 31, 2003 to December 31, 2004 due to a shift in clearing firm deposits from cash to securities. Clearing firms may also choose to deposit cash in a foreign currency as part of their cash performance bonds and security deposits. Our ability to generate investment income from clearing firms’ cash performance bonds and security deposits is impacted by the currency received and the interest rates prevailing in the country for that particular currency. The investment results of our non-qualified deferred compensation plans that are included in investment income do not affect net income, as there is an equal and offsetting impact to our compensation and benefits expense.

As of July 1, 2003, our investment income also includes the earnings of our first Interest Earning Facility program (IEF®), which currently consists of overnight investments managed by third party investment managers. The consolidation of these entities is required by Financial Accounting Standards Board Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities – An Interpretation of Accounting Research Bulletin (ARB) No. 51,” as amended. This consolidation has no effect on our net income as the increase in investment income is offset by corresponding increases in our expenses to reflect fees paid for managing these IEFs and the distribution of the net earnings to the participants.

In the third quarter of 2002, we changed our investment policy and converted our marketable securities to short-term investments. Therefore, from the fourth quarter of 2002 through the second quarter of 2003, all investments were short-term in nature, and consisted of institutional money market funds and U.S. Government agency securities that matured within seven days of purchase. In the third quarter of 2003, we implemented a new investment policy whereby we expanded our investment choices and extended the maturity of our investments. Investment choices now include primarily U.S. Treasury and Government agency securities, investment grade corporate obligations and municipal securities escrowed by U.S. Treasury securities. Maturities may be extended to a maximum of 60 months.

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

Other revenue is composed of fees for trade order routing and various services to members, as well as fees for administering our IEF program. We offer clearing firms the opportunity to invest cash performance bonds in our various IEF offerings. These clearing firms receive interest income, and we receive a fee based on total funds on deposit. Since 2001, we have implemented four additions to our IEF program. These programs allow clearing firms a wider range of investment alternatives. Other revenue also includes trading revenue generated by GFX, our wholly owned subsidiary that trades primarily in foreign exchange futures contracts to enhance liquidity in our electronic markets for this product. On occasion, GFX has also generated trading revenue from trading in CME Eurodollars and stock index contracts. In addition, other revenue is generated through fines assessed to members for violations of exchange rules, and the licensing of our CME SPAN® and CLEARING 21® software. In 2001, we entered into a joint venture, OneChicago, to trade single stock futures and futures on narrow-based stock indexes. We currently have a 40% ownership interest in the joint venture. Our share of the net loss from this joint venture is included in other revenue as well as revenue we receive for providing certain regulatory and technology services to OneChicago.

A substantial portion of our clearing and transaction fees, telecommunications fees and various service charges included in other revenue are billed to the clearing firms of the exchange. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of the customers of the various clearing firms. As of December 31, 2004, there were approximately 80 clearing firms. In 2004, one firm, with a significant portion of customer revenue, represented approximately 11% of our net revenues. Should a clearing firm withdraw from the exchange, we believe the customer portion of that firm’s trading activity would likely transfer to another clearing firm of the exchange. Therefore, we do not believe we are exposed to significant risk from the loss of revenue earned from any particular clearing firm.

Expenses

Our expenses totaled $366.1 million in 2004, an increase from $241.8 in 2000. The increase in total annual expenses since 2000 is illustrated in the table below:

	YEAR ENDED DECEMBER 31
(in thousands)	2004	2003	2002	2001	2000
Total Expenses	$366,133	$329,916	$298,948	$261,387	$241,814
Increase from Previous Year	36,217	30,968	37,561	19,573	37,856
Percentage Increase from Previous Year	11.0%	10.4%	14.4%	8.1%	18.6%

Compensation and benefits expense is our most significant expense and includes employee wages, bonuses, stock-based compensation, benefits and employer taxes. Changes in this expense are driven by increases in wages as a result of inflation or labor market conditions, fluctuations in the number of employees and rates for employer taxes as well as price increases affecting benefit plans. In addition, this expense is affected by the composition of our work force, which includes a growing percentage of technology-related employees. This expense, including stock-based compensation, accounted for $141.0 million, or 42.7% of total expenses, for 2003 and $164.8 million, or 45.0% of total expenses, for 2004. The number of employees increased from 987 at December 31, 2000 to 1,244 at December 31, 2004. Annual bonus payments can also have a significant impact on total compensation and benefits expense and they may vary from year to year. Our bonus expense increased from 2000 to 2001, remained relatively constant from 2001 to 2002 and increased in 2003 and 2004.

In 2003, our shareholders approved our annual incentive plan, and since that date the bonus component of our compensation and benefits expense has been based on our financial performance. Under the performance criteria established for both years since the annual incentive plan was approved, if we achieved the cash earnings target established by our Board of Directors, the bonus pool funded under the plan would have been the “target incentive pool.” For 2003, this target incentive pool was $17.5 million, or the equivalent of the amount paid under our discretionary bonus plan in 2002. For 2004, the target incentive pool was $19.1 million. Under the plan, if our actual cash earnings equal 80% of the established target for a given year, the bonus pool will be reduced by approximately 50%. There will be no bonus pool if our cash earnings are less than 80% of the target (other than for non-exempt employees who may receive a bonus under our discretionary bonus program). If our actual cash earnings equal 120% of the target or higher, the bonus pool would be increased by approximately 50% from the target incentive pool, which is the maximum amount that may be funded under the plan. If our performance is somewhere between the threshold performance level of 80% of the cash earnings target and the maximum performance level of 120% of the cash earnings target, the incentive pool funding will be calculated based on the level of performance achieved. Our Board of Directors may make adjustments to the target level of performance for material, unplanned revenue, expense or capital expenditures for intermediate to long-term growth opportunities.

Stock-based compensation is a non-cash expense related to stock options and restricted stock grants. At year-end 2002, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 and elected the retroactive restatement method of adoption. As a result, all periods presented reflect stock-based compensation expense that would have been recognized had the provisions of SFAS No. 123 been applied to all options granted to employees during those periods. The most significant portion of this expense from 2000 to 2002 related to our former CEO’s stock option, granted in February 2000 for 5% of all classes of our common stock outstanding at the date of demutualization. The expense related to our former CEO’s option was $8.2 million,

$3.5 million and $1.8 million for the years ended December 31, 2000, 2001 and 2002, respectively. Our former CEO stepped down when his contract expired on December 31, 2003. Due to the vesting provisions of his stock option, the remaining 20% of the shares subject to the option that were not yet vested were forfeited. As a result, in 2003 stock-based compensation expense relating to our former CEO’s option was reduced by $2.6 million in the fourth quarter, resulting in a net credit of $2.0 million related to this option for the year ended December 31, 2003. For all stock grants, stock-based compensation expense totaled $8.2 million in 2000, $6.2 million in 2001, $3.8 million in 2002, $1.5 million in 2003 and $7.8 million in 2004. The increase in stock-based compensation expense in 2004 resulted primarily from the June 2003 and 2004 stock option grants to a broad base of our employees under our Omnibus Stock Plan.

Occupancy costs consist primarily of rent, maintenance and utilities for our offices, trading facilities and remote data centers. Our office space is primarily in Chicago, and we have smaller offices in Washington, D.C., London and Tokyo. Occupancy costs are relatively stable, although our trading floor rent fluctuates to a limited extent based on open outcry trading volume and cannot exceed $2.5 million per year. In 2002, our occupancy costs increased primarily as a result of the addition of our first remote data center. In 2002, we also signed an extension of our Chicago office lease. As a result, this office lease now expires in November 2008. Our occupancy costs increased in 2003 primarily as a result of increased operating expenses, insurance costs and additional space leased at our main location. Occupancy costs increased again in 2004 as we expanded our first remote data center and leased a second remote site for additional technology capacity and redundancy.

Professional fees, outside services and licenses expense consists primarily of consulting services provided for major technology initiatives, license fees paid as a result of trading volume in stock index products and legal and accounting fees. This expense fluctuates primarily as a result of changes in requirements for consultants to complete technology initiatives, stock index product trading volume changes that impact license fees and other undertakings that require the use of professional services. In addition, in 2004, as our percentage of electronically traded CME Eurodollars increased, we incurred an expense related to our revenue sharing agreement with Singapore Exchange Derivatives Trading Ltd. (SGX). This revenue sharing cannot exceed $0.3 million per month and totaled $2.5 million in 2004.

Communications and computer and software maintenance expense consists primarily of costs for network connections to CME Globex and some market data customers; maintenance of the hardware and software required to support our technology; telecommunications costs of our exchange; and fees paid for access to external market data. This expense is affected primarily by the growth of electronic trading. Our computer and software maintenance costs are driven by the number of transactions processed as well as the number of bid and offer quotes received and reflected in the order book for electronic trading, rather than the number of contracts traded. We processed nearly 87% of total transactions electronically in 2004 compared to approximately 80% in 2003, which represented 57.4% and 42.3%, respectively, of total contracts traded.

Depreciation and amortization expense results from the depreciation of fixed assets purchased and acquired under capitalized leases, as well as the amortization of purchased and internally developed software. This expense increased as a result of significant technology investments in equipment and software that began in late 1998 and has led to additional depreciation and amortization in the following years. Effective January 1, 2004, we decreased the depreciable lives for new technology equipment purchases to three years and for new personal computer purchases to two years. Previously, the depreciable lives of these assets were four years and three years, respectively.

Marketing, advertising and public relations expense consists primarily of media, print and other advertising expenses, as well as expenses incurred to introduce new products and promote our existing products and services. Also included are seminar, conference and convention expenses for attending trade shows. Expenses of this nature have increased from $5.2 million in 2000 to $11.0 million in 2004, and reached a peak of $11.9 million in 2003. During this time, the emphasis of our promotion efforts shifted from print advertising and brochures to direct contact with our primary customers and Internet availability of our promotional materials. The increase in this expense in 2003 was directly related to our $6.2 million brand advertising campaign. While significant brand awareness expense did not continue in 2004, we did expand our product promotion efforts and, therefore, did not see a significant decline from our 2003 spending level.

Other expense consists primarily of insurance, travel, staff training, fees incurred in providing product delivery services to customers, fees for our Board of Directors, meals and entertainment, fees for our credit facility, supplies, postage and various state and local taxes. Interest for equipment purchased under capital leases was also included as part of other expenses through 2004, by which time all capital lease obligations had been repaid. Other expense fluctuates, in part, due to changes in demand for our product delivery services and decisions regarding the manner in which to purchase capital equipment. Certain expenses, such as those for travel and entertainment, are more discretionary in nature and can fluctuate from year to year as a result of management decisions. In 2002 and 2003, we experienced an increase in certain insurance expenses when compared to prior years. This was the result of increased provisions and rates for certain coverage, including directors and officers liability insurance. In addition, as a result of the adoption of FIN No. 46 in the third quarter of 2003, other expense included $1.1 million and $1.7 million in 2003 and 2004, respectively, for the distribution of the net earnings to the participants of our first IEFs. Our investment income also increased to reflect the earnings of these IEFs and, therefore, the consolidation of these IEFs had no effect on our net income.

Net Income

We experienced a net loss of $10.5 million in 2000 and rebounded to net income of $75.1 million in 2001, $94.1 million in 2002, $122.1 million in 2003 and $219.6 million in 2004. The net loss in 2000 resulted primarily from our management restructuring, the expense associated with the stock option granted to our former CEO, demutualization and the write-off of certain internally developed software that could not be used as intended. Increased volume, combined with the change in our pricing structure following our demutualization and our transaction processing services agreement with CBOT drove the change in operating results from 2000 to 2004.

Net income through 2000 was adversely affected by the limited partners’ interest in the earnings of PMT Limited Partnership (PMT). Prior to our demutualization, PMT owned all rights to electronic trading of our products, received the revenue generated from electronic trading and was charged for our services to support electronic trading. The limited partners were entitled to a portion of the income of PMT, which totaled $1.2 million in 2000. We purchased PMT’s net assets as part of our demutualization.

Our initial public offering was completed in December 2002 and resulted in the issuance of an additional 3.7 million shares of Class A common stock. As a result, our earnings per share since that date has been adversely impacted by the increase in the number of shares outstanding.

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

Calculation of the income tax provision includes an estimate of the income taxes that will be paid for the current year as well as an estimate of income tax liabilities or benefits deferred into future years, as determined in accordance with SFAS No. 109, “Accounting for Income Taxes.” As required by the provisions of SFAS No. 109, our deferred tax assets are reviewed to determine if all assets will be realized in future periods. To the extent that it is determined some deferred tax assets will not be fully realized, the assets must be reduced by a valuation allowance. We expect to realize the benefit of all deferred tax assets based on expectations of future taxable income and, therefore, no valuation allowance has been established. The calculation of our tax provision involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other applicable tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes may be due. If payment of these amounts varies from our estimate, our income tax provision would be reduced or increased at the time that determination is made. This determination may not be known for several years. Past tax audits have not resulted in tax adjustments that would result in a material change to the income tax provision in the year the audit was completed. The effective tax rate (defined as the income tax provision as a percentage of income before income taxes) will vary from year to year based on changes to tax rates and regulations, changes to income that is not subject to income tax, such as municipal interest income, and changes in expenses that are not deductible, such as costs associated with our secondary offerings in 2003 and certain lobbying expenses. The effective tax rate was 40.3%, 40.7% and 39.0% for the years ended December 31, 2004, 2003 and 2002, respectively.

Clearing and transaction fees are recorded as revenue and collected from clearing firms on a monthly basis. Several factors affect the fees charged for a trade, including whether the individual making the trade has trading privileges on our exchange. In the event inaccurate information provided by the clearing firm has resulted in an incorrect fee, the clearing firm has a period of three months following the month in which the trade occurred to submit the correction and have the fee adjusted. When preparing financial statements for a reporting period, an estimate is made of anticipated fee adjustments applicable to the three months prior to the end of the reporting period. This estimate is recorded as a liability with a corresponding reduction to clearing and transaction fees revenue and is based on historical trends for such adjustments as well as specifically identified adjustments. Our estimate of anticipated fee adjustments was $3.1 million at December 31, 2004 and $2.0 million at December 31, 2003. Historically, the difference between the anticipated fee adjustments and those actually processed has not had a material impact on the operating results of the subsequent year. Beginning with trades executed in 2005, clearing firms will have a period of two months following the month in which a trade occurred to submit corrections for fee adjustments.

Certain costs for CME personnel and consultants that are related to work on internal use software are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Costs capitalized are for application development, as required by SOP 98-1, for significant software projects that will result in significant new functionality where these costs are generally expected to exceed $0.5 million. The amount capitalized is determined based on the time spent by the individuals completing the eligible development-related activity and the compensation and benefits or consulting fees incurred for these activities. Projects are monitored during the development cycle to assure that they continue to meet the capitalization criteria of SOP 98-1 and that the project will be completed and placed in service as intended. Any previously capitalized costs are expensed at the time a decision is made to abandon a software project. Completed internal use software projects, as well as work-in-progress projects, are included as part of property in the consolidated balance sheets. Once completed, the accumulated costs for the development of a particular software project are amortized over the anticipated life of the software, generally three years. Costs capitalized for internal use software will vary from year to year based on the technology-related business requirements of the exchange. Included as property additions, capitalized costs related to internal use software totaled $10.0 million, $6.8 million and $9.7 million for 2004, 2003 and 2002, respectively, and amortization of capitalized software totaled $7.8 million, $7.9 million and $7.8 million for 2004, 2003 and 2002, respectively.

The accounting for stock-based compensation is complex, and under certain circumstances, accounting principles generally accepted in the United States allow for alternative methods. At year-end 2002, we adopted the fair value method for expensing stock options under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, and elected the retroactive restatement method of adoption. All periods presented reflect stock-based compensation expense that would have been recognized had the provisions of SFAS No. 123 been applied to all stock options granted to employees, including the option granted to our former CEO. We have elected the accelerated method for recognizing the expense related to stock grants. As a result of this election and the vesting provisions of our stock grants, a greater percentage of the total expense is recognized in the first year of the vesting period than would be recorded if we used the straight-line method. Stock-based compensation expense totaled $7.8 million, $1.5 million and $3.8 million for 2004, 2003 and 2002, respectively. In December 2004, the FASB issued

SFAS No. 123R (revised 2004), “Share-Based Payment,” which requires use of the fair value method of accounting for share-based payment transactions with employees. When SFAS No. 123R becomes effective, we will be required to estimate expected forfeitures of stock grants instead of our current practice of accounting for forfeitures as they occur. In addition, we will also begin to classify the excess tax benefits, if any, related to employee option exercises as financing activities rather than operating activities in our consolidated statements of cash flows. We will also consider whether to begin using a binomial model as a valuation technique to determine the fair value of stock option grants rather than the Black-Scholes model we have used since adopting the fair value method. The provisions of SFAS No. 123R are required to be adopted as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We will adopt SFAS No. 123R effective July 1, 2005, and are currently evaluating the impact of adoption on our consolidated financial statements.

KEY STATISTICAL INFORMATION

The following table presents key information on volume of contracts traded, expressed in round turn trades, as well as information on open interest and notional value of contracts traded:

	YEAR ENDED DECEMBER 31
	2004	2003	2002	2001	2000
Average Daily Volume
Product Areas:
Interest Rate	1,705,329	1,234,190	1,226,343	1,091,846	550,810
Equity	1,163,458	1,056,685	824,456	425,149	258,120
Foreign Exchange	202,404	134,988	96,289	89,290	76,615
Commodity	40,216	35,602	30,160	34,003	31,575

Total Average Daily Volume	3,111,407	2,461,465	2,177,248	1,640,288	917,120

Method of Trade:
Open Outcry	1,281,913	1,381,859	1,398,698	1,282,147	754,049
CME Globex	1,785,747	1,041,721	746,800	326,274	136,928
Privately Negotiated	43,747	37,885	31,750	31,867	26,143

Total Average Daily Volume	3,111,407	2,461,465	2,177,248	1,640,288	917,120

Total Notional Value (in trillions)	$463.4	$333.7	$328.6	$293.9	$155.0

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Overview

Our operations for the year ended December 31, 2004 resulted in net income of $219.6 million compared to net income of $122.1 million for the year ended December 31, 2003. The increase in net income resulted primarily from a 36.9% increase in net revenues that was partially offset by an 11.0% increase in operating expenses. The increase in net revenues was primarily driven by a 29.0% increase in clearing and transaction fees attributed to a 26.9% increase in total trading volume during 2004 when compared to 2003. In addition, we earned an incremental $54.1 million of revenues from clearing and transaction processing services provided to CBOT. Contributing to the $36.2 million overall increase in expenses was $23.8 million related to compensation and benefits, $5.5 million in professional fees, outside services and licenses, and smaller increases in most of our remaining expense categories.

Trading volume for the year ended December 31, 2004 totaled 787.2 million contracts, compared to 620.3 million contracts traded during 2003. Average daily trading volume of 3.1 million contracts for the year ended December 31, 2004 represented an increase of 26.4% over the 2.5 million contracts during the same period in 2003. Average daily trading volume for the month of September 2004 was 3.6 million contracts per day, the highest monthly average daily trading volume in our history. In addition, 68.2% of our trading volume in October 2004 was executed on CME Globex, the highest percentage of trading volume on CME Globex in our history during any one-month period. November 2004 included the highest CME Globex volume day on record, when 3.7 million contracts were traded on November 5, 2004.

Revenues

Total revenues increased $208.0 million, or 38.2%, to $752.8 million for the year ended December 31, 2004 from $544.8 million for the year ended December 31, 2003. Net revenues increased $197.8 million, or 36.9%, to $733.8 million for the year ended December 31, 2004 from $536.0 million for the year ended December 31, 2003. This increase in revenues was attributed primarily to a 26.9% increase in total trading volume for the year ended December 31, 2004 when compared to the year ended December 31, 2003. The overall increase in trading volume resulted principally from: CME Globex system enhancements improving speed and reliability; increased interest rate product trading functionality on CME Globex; interest rate volatility driven by anticipated and actual interest rate movement by the U.S. Federal Reserve Board; volatility in currencies due to ongoing weakness in the U.S. dollar; geopolitical and economic uncertainty; increased customer demand for the liquidity provided by our markets; the continued expansion of hedging as a tool to effectively manage risk; and the introduction of incentive programs, including programs designed to increase awareness of CME Globex in European markets in order to attract new customers and enhance liquidity. In 2004, CME Globex volume represented 57.4% of average daily trading volume, or an average of nearly 1.8 million contracts per day, a 71.4% increase over 2003. The increase in electronic trading volume was led by interest rate product trading volume growth, followed by equity and foreign exchange product growth. In addition, in March 2004, our Class B shareholders approved a proposal to transition the front two CME Eurodollar futures contracts onto CME Globex if minimum volume thresholds are not maintained. This initiative was combined with certain fee changes and incentives that led to increased electronic trading volume for these contracts. The additional clearing and transaction fees resulting from the increased trading volume and the increased percentage of trades executed electronically were augmented by fees for clearing and transaction processing services provided to CBOT, increased revenue from quotation data fees, additional investment income, increased fees for managing our IEF programs and greater trading revenue from GFX.

Clearing and Transaction Fees. Clearing and transaction fees, which include clearing fees, CME Globex electronic trading fees and other volume-related charges, increased $124.2 million, or 29.0%, to $553.0 million for the year ended December 31, 2004 from $428.8 million for the year ended December 31, 2003. A significant portion of the increase was attributable to the 26.4% increase in average daily trading volume. In addition, there was an increase in the percentage of trading volume executed through CME Globex. In 2004, CME Globex volume was 57.4% of average daily trading volume, compared to 42.3% during 2003. All of our product areas, with the exception of commodity products, experienced growth in CME Globex volume during the year ended December 31, 2004 when compared to the year ended December 31, 2003.

The average rate, or revenue, per contract, excluding TRAKRS contracts, increased to $0.702 for the year ended December 31, 2004 from $0.691 for the year ended December 31, 2003. The average rate per contract for 2004 increased by $0.027 as a result of the higher percentage of trades executed on CME Globex. In addition, we experienced an increase of $0.004 due to a shift in equity E-mini trades on CME Globex from member to non-member customers and special programs that earn a higher rate per contract than member trades. Partially offsetting these increases to the average rate per contract was a reduction of $0.008 due to the impact of reduced volume from our mutual offset agreement with SGX whereby there is a net settlement for trades executed by the originating exchange but transferred to the other exchange. The average rate per contract was also reduced by $0.006 in 2004 when compared to 2003 as a result of $3.6 million related to two large clearing fee audit assessments that increased revenues during the year ended December 31, 2003. There were no similar large assessments during 2004. Also, our tiered pricing structure for CME Eurodollars reduced the average rate per contract by an additional $0.005 during the year ended December 31, 2004 when compared to 2003 as increased trading volume in our CME Eurodollar contracts resulted in additional fee reductions related to volume incentives. Although the CME Eurodollar back month incentive program, that began on March 1, 2003, ended on December 31, 2003, similar incentives were granted during 2004 through our CME Eurodollar market maker program. Therefore, the increase in the average rate per contract from the expiration of one program was offset by the impact of the new program. Finally, the foreign exchange tiered pricing structure resulted in an additional reduction in average rate per contract of $0.003 during 2004 when compared to 2003, as a result of the volume growth in foreign exchange products and the related impact on these incentives.

The following table shows the average daily trading volume in our four product areas, the percentage of total volume that was traded electronically through CME Globex, and total clearing and transaction fees revenue expressed in dollars and as an average rate per contract:

	YEAR ENDED DECEMBER 31
	2004	2003	Percentage Increase (Decrease)
Product Area:
Interest Rate	1,705,329	1,234,190	38.2%
Equity	1,163,458	1,056,685	10.1
Foreign Exchange	202,404	134,988	49.9
Commodity	40,216	35,602	13.0

Total Volume	3,111,407	2,461,465	26.4
TRAKRS	71,763	79,049	(9.2)

Total Volume, including TRAKRS	3,183,170	2,540,514	25.3

CME Globex Volume, excluding TRAKRS	1,785,747	1,041,721	71.4
CME Globex Volume as a Percent of Total Volume, excluding TRAKRS	57.4%	42.3%
Clearing and Transaction Fees Revenue, excluding TRAKRS (in thousands)	$552,565	$428,673
Average Rate per Contract, excluding TRAKRS	$0.702	$0.691

We experienced an increase in our interest rate volume for the year ended December 31, 2004 when compared to the year ended December 31, 2003. During 2004, 34.8% of our volume in interest rate products was executed on CME Globex compared to 3.7% during 2003. This increase represented incremental average daily trading volume in our interest rate products on CME Globex of nearly 600,000 contracts. More competitive customer fees, the participation of market makers, increased usage of handheld electronic trading units on our trading floor and the enhancements allowing complex trading strategies to be completed on CME Globex contributed to increased electronic trading volume of CME Eurodollars. In 2004, there has been increased interest rate volatility contributing to higher volume levels that was not as evident in the year ended December 31, 2003. The volatility in U.S. equity markets in the year ended December 31, 2003 was not as evident during the year ended December 31, 2004. Despite this lower volatility, our equity product volume grew 10.1% during 2004 when compared to 2003. Our equity product volume was influenced by increased distribution to customers through CME Globex combined with incentive programs introduced during the second quarter of 2004 that enabled additional market participants to obtain reduced fees on some of our products. Our foreign exchange volume has benefited from increased volatility and fee incentive programs initiated during the second quarter of 2004, which have resulted in increased trading on CME Globex. For the year ended December 31, 2004, 66.3% of our foreign exchange volume was conducted through CME Globex compared to 43.8% during the same period in 2003. Price levels and volatility patterns contributed to the increase in volume in commodity products during the year ended December 31, 2004 when compared to the year ended December 31, 2003.

Clearing and Transaction Processing Services. Clearing and transaction processing services revenue increased $54.1 million to $55.9 million for the year ended December 31, 2004 from $1.8 million for the year ended December 31, 2003. This increase was the result of providing clearing and transaction processing services to CBOT. We began providing these services for some CBOT products on November 24, 2003 and, as of January 2, 2004, we began clearing all CBOT products. We cleared approximately 600 million matched contracts for CBOT during the year ended December 31, 2004. In addition to fees for services provided to CBOT, we earned $0.7 million related to NYMEX and OneChicago transaction processing, which was relatively constant with amounts earned in 2003.

Quotation Data Fees. Quotation data fees increased $7.7 million, or 14.6%, to $60.9 million for the year ended December 31, 2004 from $53.2 million for the year ended December 31, 2003. The increase resulted primarily from the change to our fee structure that was implemented on January 1, 2004. At that time, we modified our market data pricing to a flat fee structure. Users of the professional service were charged $30 per month for each market data screen or device during 2004. Previously, users of the professional service were charged a higher fee for the first screen at each location and a lower fee for each additional screen at the same location. At December 31, 2004, there were approximately 63,000 subscribers to our market data and the data was accessible from approximately 179,000 screens and included approximately 30,000 subscribers to our lower-priced, non-professional service. This represented an increase from December 31, 2003 of approximately 5,000 screens displaying our data and 3,000 subscribers, including 2,000 subscribers to our lower-priced, non-professional CME E-mini market data service.

Access Fees. Access fees increased $0.9 million, or 5.8%, to $16.4 million for the year ended December 31, 2004 from $15.5 million for the year ended December 31, 2003. This increase was attributed to expanded distribution that was partially offset by our customers consolidating connections into higher capacity bandwidths.

Communication Fees. Communication fees increased $0.3 million, or 3.8%, to $10.0 million for the year ended December 31, 2004 from $9.7 million for the year ended December 31, 2003. The increase was due largely to greater usage of handheld electronic trading devices.

Investment Income. Investment income increased $5.3 million, or 57.1%, to $14.5 million for the year ended December 31, 2004 from $9.2 million for the year ended December 31, 2003. The average interest rate earned on all investments was approximately 1.6% for the year ended December 31, 2004 compared to approximately 1.2% during the same time period in 2003, representing an increase in investment income of approximately $3.0 million. The increase in rates earned was due to a change in our investment policy that we began to implement in the third quarter of 2003 as well as increases in market interest rates. Also, approximately $2.5 million of the increase in interest income resulted from increased cash performance bonds and security deposits in the first three quarters of 2004 and increased funds available for investment. In addition, as a result of the issuance of FIN No. 46 in January 2003, the first IEFs that we initiated in 1997 have been included in our consolidated financial statements beginning with the third quarter of 2003. Investment income for the year ended December 31, 2004 includes $2.1 million of interest income from the first IEFs compared to $1.4 million during 2003. Consolidation of the first IEFs has no effect on our net income since a corresponding increase is reflected in our expenses related to fees paid for managing these IEFs and the distribution of these IEF earnings to the participants. Partially offsetting these increases was a $0.7 million decrease in the investment results of our non-qualified deferred compensation plan that are included in investment income but do not affect our net income, as there is an equal decrease in our compensation and benefits expense.

Securities Lending Interest Income and Expense. Securities lending interest income increased $10.8 million, to $20.3 million for the year ended December 31, 2004 from $9.5 million for the year ended December 31, 2003. The average daily balance of proceeds from securities lending activity was $1.4 billion for the year ended December 31, 2004 and $0.7 billion for the year ended December 31, 2003. Securities lending interest expense increased $10.3 million, to $19.0 million for the year ended December 31, 2004 from $8.7 million for the year ended December 31, 2003. The net revenues from securities lending represented an annualized return of 0.09% on the average daily balances for 2004 compared to 0.10% for 2003.

Other Revenue. Other revenue increased $4.6 million, or 26.7%, to $21.8 million for the year ended December 31, 2004 from $17.2 million for the year ended December 31, 2003. This increase resulted from a variety of factors. There was a $1.8 million increase in fees associated with managing our IEF programs during the year ended December 31, 2004 when compared to the year ended December 31, 2003, a $1.3 million decrease in our share of the net loss of OneChicago, a $0.9 million increase in the trading revenue generated by GFX and a $0.7 million increase in sales of our CME SPAN software.

Expenses

Total operating expenses increased $36.2 million, or 11.0%, to $366.1 million for the year ended December 31, 2004 from $329.9 million for the year ended December 31, 2003. This change was attributed primarily to increases of $23.8 million in compensation and benefits, $5.5 million in professional fees, outside services and licenses, and smaller increases in most of our remaining expense categories that were partially offset by a decrease in marketing, advertising and public relations of $0.9 million.

Compensation and Benefits Expense. Compensation and benefits expense increased $23.8 million, or 16.9%, to $164.8 million for the year ended December 31, 2004 from $141.0 million for the year ended December 31, 2003. There were four significant components to this increase. First, compensation and benefits increased approximately $8.9 million during 2004 when compared to 2003 as a result of annual salary increases and related increases in employer taxes and benefits. Second, stock-based compensation expense increased $6.3 million to $7.8 million during 2004. This increase resulted primarily from a full year of expense in 2004 for the options granted in June 2003 as well as the seven months of expense related to the employee options grant in June 2004. Also, stock-based compensation was reduced by $2.6 million in the fourth quarter of 2003 as a result of the forfeiture of a portion of our former CEO’s stock option. There were no similar significant forfeitures in 2004. Third, the average number of employees increased approximately 4%, or by 50 employees, from the year ended December 31, 2003 to the year ended December 31, 2004. We had 1,244 employees at December 31, 2004. This increased headcount resulted in additional compensation and benefits, excluding bonuses, of approximately $5.3 million. Finally, the bonus expense for 2004, as accrued under the provisions of our annual incentive plan, increased $4.4 million when compared to 2003. These increases were partly offset by a decrease of $0.7 million in the investment results of our non-qualified deferred compensation plan in 2004 that is included in compensation and benefits but does not affect income, as there is an equal and offsetting impact to our investment income. In addition, we experienced a $0.5 million increase in the capitalization of compensation and benefits expense relating to internally developed software, thereby reducing the amount of compensation and benefits that was expensed in 2004.

Occupancy Expense. Occupancy expense increased $2.3 million, or 9.2%, to $27.2 million for the year ended December 31, 2004 from $24.9 million for the year ended December 31, 2003. Occupancy expense increased primarily as a result of rent that began in April 2004 for an additional remote data center, additional space we now lease at our main location and increased operating expenses.

Professional Fees, Outside Services and Licenses Expense. Professional fees, outside services and licenses expense increased $5.5 million, or 17.4%, to $37.2 million for the year ended December 31, 2004 from $31.7 million for the year ended December 31, 2003. The increase resulted primarily from our revenue sharing agreement with SGX and license fees relating to our equity products. We incurred $2.5 million of expense related to our revenue sharing agreement with SGX. This revenue sharing, which cannot exceed $0.3 million per month, resulted from the growth in electronic trading of CME Eurodollars. There was no similar expense in 2003 due to the relatively low percentage of CME Eurodollars trading electronically at that time. In addition, license fees increased by $1.9 million for the year ended December 31, 2004 from the year ended 2003 as a result of increased trading volume and increased licensing rates for certain of our equity products. We also experienced an increase of $1.0 million for consulting and auditing services related to Sarbanes-Oxley reporting requirements.

Communications and Computer and Software Maintenance Expense. Communications and computer and software maintenance expense increased $2.5 million, or 5.5%, to $48.3 million for the year ended December 31, 2004 from $45.8 million for the year ended December 31, 2003. This expense is affected primarily by growth in electronic trading. During 2004, we experienced greater communications expense that included a $0.4 million increase for connections to CME Globex. Also, during 2003, we received $2.5 million in refunds from our primary telecommunications provider for billing errors in prior periods. We received a similar refund of $0.4 million during 2004, resulting in a net increase in expenses of $2.1 million during 2004. This increase in communications expense was offset by a $1.4 million decrease in other communications expense as a result of network consolidation and cost reduction efforts. Our computer and software maintenance costs are primarily driven by the number of transactions processed and the volume of bid and offer prices received electronically, not the volume of contracts traded. During 2004, the number of transactions we processed increased approximately 31%. In addition, we processed approximately 87% of total transactions electronically in 2004 compared to nearly 80% in 2003, which represented 57.4% and 42.3%, respectively, of total contracts traded. As a result, our expenses for software, software maintenance and hardware maintenance increased $2.4 million during 2004 when compared to 2003. This increase was offset by $0.7 million that was awarded during the fourth quarter of 2004 as settlement of the arbitration of a dispute relating to the maintenance charges previously paid that related to certain software used to access CME Globex.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $0.4 million, or 0.7%, to $53.4 million for the year ended December 31, 2004 from $53.0 million for the year ended December 31, 2003. This increase was the result of depreciation and amortization of 2004 asset acquisitions exceeding the depreciation and amortization of assets that have become fully depreciated or retired since December 31, 2003. Contributing to this increase was the decrease in the depreciable lives, effective January 1, 2004, for new technology equipment purchases from four to three years and for new personal computer purchases from three to two years. Capital expenditures totaled $67.5 million for the year ended December 31, 2004 and $63.0 million for the year ended December 31, 2003. Technology-related purchases, defined as purchases of computers and related equipment, software, internally developed software, and costs associated with the build-out of our third data center, as well as the expansion of our second data center, represented approximately 86% and 80%, respectively, of these expenditures.

Marketing, Advertising and Public Relations Expense. Marketing, advertising and public relations expense decreased $0.9 million, or 7.6%, to $11.0 million for the year ended December 31, 2004 from $11.9 million for the year ended December 31, 2003. For the year ended December 31, 2003, we incurred $6.2 million of expense associated with our brand advertising campaign. There was no similar expense in 2004. Substantially offsetting this decreased brand advertising expense was an increase in product advertising and other marketing-related efforts during the year ended December 31, 2004 when compared to the same period in 2003.

Other Expense. Other expense increased $2.6 million, or 11.8%, to $24.3 million for the year ended December 31, 2004 from $21.7 million for the year ended December 31, 2003. A factor in this increase was $0.6 million of expense related to the consolidation of the first IEF program that was effective in the third quarter of 2003. This expense represents the distribution of the net earnings of these IEFs to the participants in the program. However, there is no impact on net income as a result of including the related IEF earnings as part of investment income. In addition, we experienced a $0.6 million increase in bank fees, including securities lending fees, a $0.5 million increase in bad debt expense, a $0.4 million increase in currency delivery fees resulting from increased currency delivery revenue and increases in other general administrative expenses.

Income Tax Provision

We recorded a tax provision of $148.1 million for the year ended December 31, 2004 compared to $84.0 million for the same period in 2003. The effective tax rate was 40.3% for 2004, compared to 40.7% for 2003. The decrease in the effective tax rate resulted primarily from expenses incurred in connection with the June and November 2003 secondary offerings that were not deductible for tax purposes. There were no similar expenses in 2004.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Overview

Our operations for the year ended December 31, 2003 resulted in net income of $122.1 million compared to net income of $94.1 million for the year ended December 31, 2002. The increase in net income resulted primarily from an 18.3% improvement in net revenues that was partially offset by a 10.4% increase in operating expenses. The change in net revenues was driven by a 20.3% increase in revenue from clearing and transaction fees that was attributed primarily to a 13.1% increase in total trading volume during 2003 when compared to 2002. This increase in clearing and transaction fees exceeded the percentage increase in trading volume primarily due to a higher volume of trades executed on CME Globex. The increased CME Globex trading resulted in a higher average rate per contract and a shift in the mix of products traded. Offsetting this increase in revenues was increased compensation and benefits expense of $22.3 million and $6.2 million of expenses related to our brand advertising campaign. Also impacting the comparison was the $13.7 million expense in the third quarter of 2002 to settle the Wagner patent litigation that was partially offset by a $7.5 million reimbursement for this settlement from Euronext-Paris in the fourth quarter of 2002. This resulted in $6.2 million of net expense associated with this litigation for the year 2002. There was no similar expense in 2003.

Trading volume for the year ended December 31, 2003 totaled 620.3 million contracts, representing average daily trading volume of 2.5 million contracts. This was a 13.1% increase over the 548.7 million contracts traded during the same period in 2002, representing average daily trading volume of 2.2 million contracts. Many volume trading records were established in 2003. Daily volume for the month of June 2003 averaged 3.0 million contracts per day, the highest in CME’s history through 2003. Average daily volume in March 2003 was 2.8 million contracts per day, the second highest on record at CME through 2003. In addition, on March 17, 2003, 1.8 million contracts were traded on CME Globex, the highest Globex volume day on record, excluding TRAKRS volume, through 2003.

Revenues

Total revenues increased $75.7 million, or 16.1%, to $544.8 million for the year ended December 31, 2003 from $469.1 million for the year ended December 31, 2002. Net revenues increased $82.9 million, or 18.3%, during 2003 from 2002. The increase in net revenues was attributable primarily to the 13.1% increase in average daily trading volume for the year ended December 31, 2003, when compared to the year ended December 31, 2002. In 2003, electronic trading volume represented 42.3% of average daily trading volume, or 1.0 million contracts per day, a 39.5% increase over 2002. Increased trading volume levels resulted primarily from: CME Globex system enhancements improving speed, reliability and distribution; continued volatility in currencies and U.S. stocks early in 2003; interest rate volatility and the reduction in the U.S. federal funds rate in June 2003; geopolitical and economic uncertainty; increased customer demand for the liquidity provided by our markets; and product offerings that attracted new customers seeking to manage their risks. The additional clearing and transaction fees resulting from the increase in trading volume were augmented by increased revenue generated from our market data offerings, trading revenue from GFX, access fees, fees for managing our IEF program, fees for providing clearing services to CBOT for the last six weeks of the year and investment income. Partially offsetting these increases in revenue was a decline in securities lending interest income, net of related interest expense, and losses incurred on the trade-in and write-off of certain technology equipment.

Clearing and Transaction Fees. Clearing and transaction fees, which include clearing fees, CME Globex electronic trading fees and other volume-related charges increased $72.4 million, or 20.3%, to $428.8 million for the year ended December 31, 2003 from $356.4 million for the year ended December 31, 2002. A significant portion of the increase was attributable to the 13.1% increase in average daily trading volume. In addition to the increase in trading volume, there was a 39.5% increase in trading volume executed through CME Globex. In 2003, CME Globex volume represented 42.3% of average daily trading volume compared to 34.3% during 2002. Also, the product mix shifted to more equity product volume. For the year ended December 31, 2003, equity products represented 42.9% of trading volume, compared to 37.9% during 2002. By contrast, interest rates represented 50.1% of our volume in 2003, compared to 56.3% during 2002. Fees for interest rate products are lower than fees for equity products. In the normal course of business, we audit our clearing firms for compliance with our fee policies and assessments are issued for any deficiencies noted. Clearing and transaction fees revenue increased in 2003 as the result of clearing firm assessments for clearing and transaction fees resulting from these audits and included two assessments totaling $3.6 million. In addition, clearing and transaction fees for 2002 were reduced by $4.8 million as a result of a reserve established in June 2002 for a one-time payment to clearing firms relating to our fee adjustment policy and clearing firm account management errors. There was no similar reserve in 2003.

The average rate per contract, excluding TRAKRS contracts, increased to $0.691 for the year ended December 31, 2003 from $0.649 for the same period in 2002. The change was primarily the result of an increased percentage of trades executed through CME Globex and a product mix shift away from interest rate products. In addition, the tiered pricing for CME Eurodollar products was changed effective March 1, 2003. The thresholds for obtaining the tiered pricing discounts were increased, and the amount of the discount decreased. As a result, the average rate per contract during the year ended December 31, 2003 reflects a reduction of approximately $0.015 for the effect of tiered pricing compared to a $0.035 reduction in the year ended December 31, 2002. In addition, $3.6 million in clearing firm assessments for clearing and transaction fees added approximately $0.006 to our average rate per contract for the year ended December 31, 2003. In 2002, the average rate per contract was approximately $0.009 lower as a result of the $4.8 million reserve established in June 2002 to allow clearing firms to submit clearing fee adjustments for prior periods. Partially offsetting these factors that resulted in an increase in the average rate per contract in 2003, was the March 1, 2003 implementation of an incentive program to stimulate volume in the back months of the CME Eurodollar futures contract, or those contract months that trade three to ten years into the future. This program reduced our average rate per contract approximately $0.006, or $3.3 million, for the year ended December 31, 2003.

The following table shows the average daily trading volume expressed in round turn contracts in our four product areas, the portion that was traded electronically through the CME Globex platform, and clearing and transaction fees revenue expressed in total dollars and as an average rate per contract:

	YEAR ENDED DECEMBER 31
	2003	2002	Percentage Increase
Product Area:
Interest Rate	1,234,190	1,226,343	0.6%
Equity	1,056,685	824,456	28.2
Foreign Exchange	134,988	96,289	40.2
Commodity	35,602	30,160	18.0

Total Volume	2,461,465	2,177,248	13.1
TRAKRS	79,049	38,815	103.7

Total Volume, including TRAKRS	2,540,514	2,216,063	14.6

CME Globex Volume, excluding TRAKRS	1,041,721	746,800	39.5
CME Globex Volume as a Percent of Total Volume, excluding TRAKRS	42.3%	34.3%
Clearing and Transaction Fees Revenue, excluding TRAKRS (in thousands)	$428,673	$356,335
Average Rate per Contract, excluding TRAKRS	$0.691	$0.649

We experienced trading volume growth in each product area in 2003 when compared to 2002. With respect to interest rate products, in 2002 there was uncertainty related to interest rate levels that was not as evident in the first or third quarters of 2003, resulting in reduced trading volume. This reduction was offset in the second and fourth quarters of 2003 as a result of interest rate volatility and the 0.25% reduction in the U.S. federal funds rate announced by the U.S. Federal Reserve Board in June 2003. Overall, we experienced a modest gain in interest rate product volume in 2003. Our equity product volume growth was influenced by improvements in distribution, speed and reliability of the CME Globex system and the volatility in U.S. equity markets that was evident in the first three months of 2003, primarily as a result of economic conditions and geopolitical uncertainty. The growth in foreign exchange volume was primarily due to improvements in our CME Globex trading system, the declining value of the U.S. dollar and our central counterparty clearing, which makes these products increasingly attractive to large banks and investment banks. Price levels and volatility patterns contributed to the increase in volume in our commodity products.

Clearing and Transaction Processing Services. Clearing and transaction processing services increased $1.4 million to $1.8 million for the year ended December 31, 2003 from $0.4 million for the year ended December 31, 2002. The increase was a result of our transaction processing agreement with CBOT commencing for specific products on November 24, 2003, as well as a full year of NYMEX transaction processing revenues. Our agreement with NYMEX began in June 2002.

Quotation Data Fees. Quotation data fees increased $4.5 million, or 9.1%, to $53.2 million for the year ended December 31, 2003 from $48.7 million for the year ended December 31, 2002. The increase resulted primarily from the change to our fee structure that was implemented on April 1, 2003. At that time, we changed the fees for our professional service by increasing the fee for additional screens from $12 per month to $20 per month and lowering the fee for first locations from $60 per month to $50 per month. At December 31, 2003, there were approximately 60,000 subscribers to our market data and the data was accessible from approximately 174,000 screens and included approximately 28,000 subscribers to our lower-priced, non-professional service. This represented a decrease of approximately 1,000 screens from December 31, 2002 when the total was approximately 175,000 screens. While the number of subscribers has increased from approximately 54,000 subscribers at December 31, 2002, the increase occurred in our lower-priced, non-professional CME E-mini market data service. The change in the number of subscribers, screens and locations from 2002 to 2003 is consistent with the trend experienced over the course of 2002, primarily as a result of contraction within the financial services industry.

Access Fees. Access fees increased $2.6 million, or 19.8%, to $15.5 million for the year ended December 31, 2003 from $12.9 million for the year ended December 31, 2002. This increase resulted primarily from an increase in the number of CME Globex users, particularly those accessing CME Globex through a T-1 connection, and those utilizing this access capability as market data vendors and customers.

Communication Fees. Communication fees were relatively constant at $9.7 million for the years ended December 31, 2003 and 2002. The number of individuals and firms utilizing our communications services and the associated rates did not change significantly.

Investment Income. Investment income increased $1.5 million, or 19.4%, to $9.2 million for the year ended December 31, 2003 from $7.7 million for the year ended December 31, 2002. The increase resulted primarily from an increase of approximately $4.1 million in interest income as a result of increased balances in short-term investments of available funds and cash performance bonds and security deposits as well as the investment of the net proceeds of our initial public offering that was completed in December 2002. In addition, during 2003 there was a $2.5 million increase in the investment results of our non-qualified deferred compensation plan that is included in investment income but does not affect our net income, as there is an equal increase in our compensation and benefits expense. As a result of the issuance of FIN No. 46 by the FASB in January 2003, the first IEFs that we initiated in 1997 have been included in our consolidated financial statements beginning with the third quarter of 2003. While this consolidation has no effect on our net income, investment income for the year ended December 31, 2003 includes $1.4 million from the first IEFs with a corresponding increase in our expenses to reflect fees paid for managing these IEFs and the distribution of these IEF earnings to the participants. Partially offsetting these increases in investment income was a decrease in the average rate earned on all investments from 2.6% for the year ended December 31, 2002 to approximately 1.2% during the same period in 2003, representing a decrease in investment income of approximately $4.2 million. We changed our investment policy in the third quarter of 2002 whereby we converted our marketable securities to short-term investments, resulting in realized gains from the sale of these marketable securities of $2.7 million. As a result, for most of the year ended December 31, 2003, investments were short-term in nature and consisted primarily of institutional money market mutual funds.

In the third quarter of 2003, we began to implement the previously discussed approved change to our investment policy that expanded our investment choices and extended the maturity of our investments relative to the investment policy that had been in effect since the third quarter of 2002.

Securities Lending Interest Income and Expense. Securities lending interest income decreased $8.7 million, or 47.9%, to $9.5 million for the year ended December 31, 2003 from $18.2 million for the year ended December 31, 2002. The average daily balance of collateral received for securities lending activity was $723.2 million for 2003 and $924.1 million for 2002. Securities lending interest expense decreased $7.2 million, or 45.0%, to $8.7 million for 2003 from $15.9 million for 2002. The net revenue from securities lending represented a return of 0.25% on the average daily balance for 2002 compared to 0.10% for 2003. Beginning in 2003, we elected to make our daily offering of securities available for lending later in the business day. As a result, the number of investment choices and the related returns have decreased from 2002 to 2003.

Other Revenue. Other revenue increased $2.2 million, or 14.6%, to $17.2 million for the year ended December 31, 2003 from $15.0 million for the year ended December 31, 2002. This increase is attributed primarily to a $3.7 million increase in the trading revenue generated by GFX, a $0.6 million increase in fees associated with managing our IEF program and a $2.0 million increase in revenue for certain communication services provided to OneChicago, the joint venture established for the trading of single stock futures and narrow-based stock indexes. Partially offsetting these increases was a $2.1 million increase in our share of the OneChicago net loss and $1.3 million of losses incurred on certain technology equipment that was traded-in or written off during the year ended December 31, 2003.

Expenses

Total operating expenses increased $31.0 million, or 10.4%, to $329.9 million for the year ended December 31, 2003 from $298.9 million for the year ended December 31, 2002. This increase was attributed primarily to increased compensation and benefits as well as the marketing expenses associated with our brand advertising campaign and depreciation and amortization expense. In addition, 2002 included $6.2 million of expense relating to the settlement of the Wagner patent litigation as well as legal fees incurred as a result of this litigation. There were no similar expenses for the year ended December 31, 2003.

Compensation and Benefits Expense. Compensation and benefits expense increased $22.3 million, or 18.8%, to $141.0 million for the year ended December 31, 2003 from $118.7 million for the year ended December 31, 2002. There were four significant components to this increase. The average number of employees increased approximately 8%, or by 85 employees, from the year ended December 31, 2002 to the year ended December 31, 2003. We had 1,221 employees at December 31, 2003. This increased headcount resulted in additional compensation and benefits, excluding bonuses, of approximately $8.4 million. Compensation and benefits increased approximately $7.5 million as a result of annual salary increases and related increases in employer taxes, pension and benefits. In addition, bonus expense increased $7.7 million from the year ended December 31, 2002 to the year ended December 31, 2003. As a result of an annual incentive plan approved by shareholders in 2003, bonus expense is now directly linked to cash earnings as defined in our annual incentive plan. Finally, the $2.5 million increase in the earnings of the non-qualified deferred compensation plan resulted in increased compensation and benefits expense for the year ended December 31, 2003. These increases were partially offset by a $2.3 million reduction in stock-based compensation expense. This decrease was primarily a result of the forfeiture related to our former CEO’s stock option. Due to the option’s vesting provisions, the remaining 20% of the shares subject to the option that was unvested at December 31, 2003 was forfeited. As a result, stock-based compensation was reduced by $2.6 million in the fourth quarter of 2003 and no further expense will be incurred for this option. This decrease was partially offset by a $1.5 million increase in the expense related to employee stock options, primarily as a result of the accelerated expense recognition for the June 2003 grants. Finally, there was a $1.2 million reduction in compensation and benefits expense for the year ended December 31, 2003 as a result of the reimbursement provisions of the transaction processing agreement with CBOT. There was no similar reimbursement arrangement during the year ended December 31, 2002.

Occupancy Expense. Occupancy expense increased $2.5 million, or 11.2%, to $24.9 million for the year ended December 31, 2003 from $22.4 million for the year ended December 31, 2002. Increased operating expenses and insurance costs resulted in $0.7 million of this increase. Rent expense has also increased as a result of additional space we leased at our main location during 2003.

Professional Fees, Outside Services and Licenses Expense. Professional fees, outside services and licenses expense decreased $0.8 million, or 2.7%, to $31.7 million for the year ended December 31, 2003 from $32.5 million for the year ended December 31, 2002. The decrease was primarily the result of $3.2 million of legal fees incurred in 2002 for the settlement of the Wagner patent litigation. There was no similar expense in 2003. In addition, professional fees for technology initiatives, net of the portion that relates to the development of internal use software and is capitalized rather than expensed, also decreased $1.5 million. Finally, under the terms of our transaction processing agreement with CBOT, our professional fees expense for the year ended December 31, 2003 was reduced by $0.9 million for amounts that were reimbursed by CBOT. No similar reimbursement existed during 2002. These declines were partially offset by increased legal and professional fees related to our two secondary offerings of stock that were completed in June and November of 2003, and legal fees incurred in 2003 to secure certain intellectual property rights. License fees also increased $1.0 million as a result of increased trading volume in our equity products. In addition, public relations and real estate consulting fees increased in 2003 when compared to 2002.

Communications and Computer and Software Maintenance Expense. Communications and computer and software maintenance expense decreased $0.8 million, or 1.7%, to $45.8 million for the year ended December 31, 2003 from $46.6 million for the year ended December 31, 2002. Communications expense decreased $3.0 million from 2002 to 2003, primarily as a result of $2.5 million in refunds from our primary telecommunications provider for billing errors in prior periods. In addition, we experienced decreases in other communications expense as a result of network consolidation and cost reduction efforts. Partially offsetting this decrease was a $2.5 million increase in our software, software maintenance, hardware rental and hardware maintenance expense for 2003 when compared to 2002, primarily as a result of the need to expand our capacity and improve reliability for processing transactions. In addition, communication expense for the remote data facility, which became operational in October 2002, increased in 2003.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $4.5 million, or 9.3%, to $53.0 million for the year ended December 31, 2003 from $48.5 million for the year ended December 31, 2002. Capital expenditures totaled $63.0 million in 2003 and $56.9 million in 2002. Technology-related purchases represented approximately 80% of total purchases in 2003 and 93% in 2002. Equipment and software represent the greatest portion of these technology-related additions and were depreciated over a three- or four-year period. Therefore, these additions, which include the development of software for internal use, have resulted in the increased depreciation and amortization expense from 2002 to 2003.

Patent Litigation Settlement. Patent litigation settlement expense totaled $6.2 million for the year ended December 31, 2002. No similar expense occurred in the year ended December 31, 2003. This includes $13.7 million of expense in August 2002 to settle the Wagner patent litigation that was partially offset by a $7.5 million reimbursement for this settlement from Euronext-Paris in December 2002. The expense recorded in 2002 represented the present value of these payments.

Marketing, Advertising and Public Relations Expense. Marketing, advertising and public relations expense increased $5.4 million to $11.9 million for the year ended December 31, 2003 from $6.5 million for the year ended December 31, 2002. Our total brand advertising expense for the year ended December 31, 2003 was $6.2 million. There was no similar expense in the year ended 2002. Partially offsetting the increased brand advertising expense during the year ended 2003 was a reduction in product advertising when compared to 2002.

Other Expense. Other expense increased $4.2 million, or 24.2%, to $21.7 million for the year ended December 31, 2003 from $17.5 million for the year ended December 31, 2002. The primary factor in this increase was a $1.9 million increase in our insurance expense, which includes directors and officers and general liability coverage. In addition, as a result of the adoption of FIN No. 46 in the third quarter of 2003, other expense included $1.1 million for distributions to participants in our IEF program. This had no effect on our net income as the earnings of these IEFs are included in investment income. We also experienced increases in fees to our Board of Directors as a result of changes in the fee structure that were effective in the fourth quarter of 2002, as well as increases in currency delivery fees and general administrative costs during the year ended December 31, 2003 when compared to 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Management

Cash and cash equivalents totaled $357.6 million at December 31, 2004 compared to $185.1 million at December 31, 2003. The $172.5 million increase from December 31, 2003 to December 31, 2004 resulted primarily from cash generated by operations for the year ended December 31, 2004. Also contributing to the increase in cash and cash equivalents was $6.0 million in proceeds from the exercise of stock options. Partially offsetting these increases was $51.9 million in purchases of marketable securities, net of proceeds from maturities; $67.5 million in purchases of property, net of trade-in allowances; and our quarterly dividend payments that totaled $35.1 million. During 2004 and 2003, the balance retained in cash and cash equivalents was a function of anticipated or possible short-term cash needs, prevailing interest rates, our investment policy, alternative investment choices and any dividends that we pay.

Current assets readily convertible into cash include accounts receivable and marketable securities. When combined with cash and cash equivalents, these assets represented 80.6% of our total assets at December 31, 2004, excluding cash performance bonds and security deposits, collateral from securities lending activities and IEF balances, compared to 74.4% at December 31, 2003. The increase in these assets at December 31, 2004 from year-end 2003 resulted primarily from cash generated by operations during 2004, and was partially offset by purchases of capital assets and dividend payments. Cash performance bonds and security deposits, as well as collateral from securities lending activities and IEF balances, are excluded from total assets and total liabilities for purposes of this comparison as these balances may vary significantly over time and there are equal and offsetting current liabilities that correspond to these current assets.

Included in other assets are net deferred tax assets of $10.8 million and $14.0 million at December 31, 2004 and 2003, respectively. These net deferred tax assets result primarily from depreciation, stock-based compensation and deferred compensation. There is no valuation reserve for these assets as we expect to fully realize their value in the future based on our expectation of future taxable income.

Historically, we have met our funding requirements from operations. If operations do not provide sufficient funds to complete capital expenditures, short-term investments or marketable securities can be reduced to provide the needed funds or assets can be acquired through capital leases.

Each clearing firm is required to deposit and maintain a specified performance bond balance based on the number of open contracts at the end of each trading day and the market risk associated with these contracts. Performance bond requirements can be satisfied with cash, U.S. Government securities, bank letters of credit or other approved investments. Cash performance bonds and security deposits are included in our consolidated balance sheets and fluctuate due to the investment choices available to clearing firms and changes in the amount of deposits required. Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. The balance in our securities lending activity fluctuates based on the amount of securities that clearing firms have deposited and the demand for securities lending activity in the particular securities available to us. As a result of these factors, the balances in cash performance bonds and security deposits, as well as the balances in our securities lending program, may fluctuate significantly over time. Cash performance bonds decreased significantly from December 31, 2003 to December 31, 2004 due to a shift in clearing firm deposits from cash to securities.

Cash performance bonds and security deposits, collateral from securities lending and balances in the first IEFs consisted of the following:

	DECEMBER 31
(in thousands)	2004	2003
Cash Performance Bonds	$255,273	$2,814,362
Cash Security Deposits	11,920	17,223
Cross-Margin Cash Held Jointly with Options Clearing Corporation	2,726	667

Total Cash Performance Bonds and Security Deposits	$269,919	$2,832,252
Collateral from Securities Lending Activities and Payable Under Securities Lending Agreements	1,582,985	1,004,400
Short-Term Investments and Payable to Participants in First Interest Earning Facilities	87,521	370,504

Total	$1,940,425	$4,207,156

As discussed above, clearing firms may also deposit U.S. Government securities and other approved investments, including deposits in our IEF program, to satisfy their performance bond and security deposit requirements. With the exception of the portion of securities deposited that are utilized in our securities lending program, assets of this nature are not included in our consolidated balance sheets. We are required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of customers. In addition, our exchange rules require a segregation of all funds and securities deposited by clearing firms from exchange operating funds and marketable securities. As with cash performance bonds and security deposits, these balances will fluctuate due to the investment choices available to clearing firms and the change in the amount of total deposits required. These balances increased during 2004, as we began to clear all trades for CBOT on January 2, 2004. Securities, at fair market value, and IEF funds were deposited for the following purposes at December 31:

(in thousands)	2004	2003
Performance Bonds	$43,442,645	$34,914,979
Security Deposits	1,008,897	995,245
Cross-Margin Securities Held Jointly with Options Clearing Corporation	633,918	323,971

Total	$45,085,460	$36,234,195

Sources and Uses of Cash

Net cash provided by operating activities was $328.8 million for 2004 and $191.1 million for 2003. The net cash provided by operations increased in 2004 primarily as a result of our improved operating results. The increase was partially offset by an increase in accounts receivable of $26.1 million. Accounts receivable at the end of any period results primarily from the clearing and transaction fees billed in the last month of the reporting period. Clearing and transaction fees were $9.2 million greater in December 2004 than in December 2003. Additional receivables also existed at December 31, 2004 as a result of the clearing and transaction processing services we provide to CBOT that were fully implemented on January 2, 2004. The net cash provided by operating activities exceeded our net income in 2004 and 2003 primarily as a result of non-cash expenses, such as depreciation and amortization, which do not adversely impact our cash flow. In addition, we received tax benefits related to employee option exercises in excess of our book expense associated with these options and this tax benefit reduced our income tax obligations for 2004.

Cash used in investing activities was $125.8 million for 2004 compared to $327.1 million for 2003. The decrease in cash used of $201.3 million was primarily due to a reduction in the purchases of marketable securities in excess of the cash provided by the maturities of marketable securities from 2003 to 2004. Purchases of marketable securities, net of maturities, totaled $51.9 million in 2004 compared to $256.4 million in 2003. Additional investments in OneChicago totaled $1.6 million for 2004 compared to $7.6 million for 2003. Cash used to acquire and develop capital assets increased $4.5 million to $67.5 million for 2004 from $63.0 million for 2003. Technology-related expenditures, defined as purchases of computers and related equipment, software, internally developed software and costs associated with the build-out of our data centers, totaled $58.1 million in 2004. Property additions in 2004 also included leasehold improvements of $7.7 million related primarily to the remodeling of the office space at our main location. Technology-related expenditures totaled $50.4 million in 2003, primarily for equipment and software. Property additions in 2003 also included leasehold improvements of $8.3 million related to the expansion and remodeling of the office space at our main location, and $3.6 million related to the new lobby entrance that was opened in November 2003.

Capital expenditures, which includes expenditures for purchased and internally developed software as well as equipment acquired utilizing capital leases, have varied from 2002 through 2004, as demonstrated in the table below:

	YEAR ENDED DECEMBER 31
(in millions, except percentages)	2004	2003	2002
Total Capital Expenditures	$67.5	$63.0	$56.9
Technology (including data center leasehold improvements)	58.1	50.4	52.8
Percent for Technology	86.1%	80.0%	92.8%

This highlights our commitment to continual enhancements to the technology we employ. Technology-related software and equipment purchases in 2004 included $22.5 million for equipment in our remote data centers and $16.8 million for purchased and internally developed software. These expenditures related primarily to expanding capacity to accommodate the growth of CME Globex, clearing trades for CBOT, improving speed and reliability in our systems, and implementing other system enhancements. We also completed $12.8 million of leasehold improvements to our first remote data center as we continue the process of expanding our capacity at that location. In 2003, capital expenditures included $23.8 million for equipment in our data centers, $19.0 million for purchased and internally developed software, and $2.7 million for leasehold improvements to our first remote data center. In 2002, capital expenditures included $19.1 million for purchased and internally developed software, $28.1 million for equipment purchased for our data centers and $3.1 million for leasehold improvements at our first remote data center.

Cash used in financing activities was $30.5 million for the year ended December 31, 2004 compared to $18.2 million for the year ended December 31, 2003. A majority of the increase was due to the $14.5 million increase in dividends paid. Dividends totaled $35.1 million in 2004 compared to $20.6 in 2003. The increase resulted primarily from our improved prior year’s cash earnings that is the basis used to determine the amount of the current year’s dividend and the increase in our annual dividend target from 20% to approximately 30% of the prior year’s cash earnings. This increase in the target was effective with the dividend payment in the fourth quarter of 2003. Partially offsetting this increase was a $4.0 million decrease in payments on long-term debt related to capital leases. Long-term debt payments totaled $1.5 million in 2004 compared to $5.5 million in 2003. All long-term debt had been retired during 2004. In addition, the proceeds from stock option exercises decreased $1.9 million to $6.0 million for 2004 from $7.9 million for 2003. The majority of stock option exercises during 2004 did not result in the receipt of cash since the former CEO and certain employees elected to satisfy the exercise price of their options through the surrender of a portion of their options.

Cash Requirements

Cash will be required for commitments reflected as liabilities on our consolidated balance sheet at December 31, 2004, operating leases and noncancelable purchase obligations. These commitments are as follows (in thousands):

Year	Operating Leases	Purchase Obligations	Other Long-Term Liabilities	Total
2005	$13,419	$21,232	$2,352	$37,003
2006–2007	25,484	17,251	4,000	46,735
2008–2009	15,241	4,196	733	20,170
Thereafter	9,583	8,326	—	17,909

Total	$63,727	$51,005	$7,085	$121,817

Included in these commitments is the remaining liability relating to the settlement in August 2002 of the Wagner patent litigation that was settled for $15.0 million. The settlement required an initial payment of $5.0 million in September 2002 and requires five subsequent annual payments of $2.0 million, with the first payment made in August 2003. The entire expense related to this settlement was recognized in 2002 at its present value of $13.7 million. In December 2002, we settled a dispute with Euronext-Paris, our licensor of the NSC software that was the subject of the patent litigation. Under the terms of this settlement, Euronext-Paris agreed to make payments to us totaling $7.5 million, representing one-half of the total payments required by our settlement of the Wagner patent litigation. These funds were received in two payments of $3.75 million each in January 2003 and December 2003, respectively. The present value of the Euronext-Paris payments was recognized in the fourth quarter of 2002 as a reduction of the patent litigation settlement expense recognized in the third quarter of 2002.

In 2004, we acquired the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that developed technology to facilitate the trading of complex combinations and spreads typically used with options. The purchase agreement required an initial payment of $5.3 million, with additional payments based on revenue generated when this electronic platform was implemented. The platform was implemented in the third quarter of 2004 and these additional payments will extend over three years, but will not exceed $16.8 million. Additional payments in 2004 totaled $0.1 million.

Future capital expenditures for technology are anticipated as we continue to expand our electronic trading platform and improve the technology utilized as part of our open outcry facilities. Each year capital expenditures also are incurred for improvements to our trading floor facilities, offices, telecommunications capabilities and other operating equipment. We expect 2005 capital expenditures to be in the range of $70.0 to $80.0 million.

We intend to pay regular quarterly dividends to our shareholders. In 2004, our annual dividend target remained at approximately 30% of the prior year’s cash earnings. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. On January 31, 2005, the Board of Directors declared a regular quarterly dividend of $0.46 per share to be paid on March 28, 2005 to shareholders of record on March 10, 2005. Assuming no changes in the number of shares outstanding, the dividend payment will total approximately $15.8 million.

Debt Instruments

We maintain a line of credit with a consortium of banks to be used in certain situations, such as a disruption in the domestic payments system that would delay settlement between our exchange and our clearing firms or in the event of a clearing firm default. The line of credit has never been utilized other than a one day draw in 2004 for $10.0 million to ensure that the facility would operate as intended. On October 15, 2004, at the annual renewal date, the line of credit was renewed at the existing amount of $750.0 million and on terms substantially the same as the expiring line of credit. The credit agreement continues to be collateralized by clearing firm security deposits held by us in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2 and any performance bond deposits of the defaulting firm.

In addition, as of December 31, 2004, we were contingently liable on irrevocable letters of credit totaling $65.0 million in connection with our mutual offset system with SGX.

CME also guarantees a $2.5 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. The letter of credit will be utilized in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place performance bond deposits with its clearing firm. In the unlikely event of a payment default by GFX, GFX’s performance bond deposits would first be used to cover any deficit. If this amount is not sufficient, the letter of credit would be used, and finally CME would guarantee the remaining deficit, if any.

Our long-term debt, which resulted from utilizing capital leases to purchase certain equipment and software, has been completely paid as of December 31, 2004. As a result, there is no debt on our consolidated balance sheet as of that date.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents interest rate risk relating to the marketable securities that are available for sale, as well as derivatives trading risk associated with GFX. With respect to interest rate risk, a change in market interest rates would impact interest income from temporary cash investments, cash performance bonds and security deposits, variable rate marketable securities and new purchases of marketable securities. Changes in market interest rates also would have an effect on the fair value of any marketable securities owned. In the third quarter of 2003, we implemented a new investment policy whereby we expanded our investment choices and extended the maturity of our investments. Investment choices now include primarily U.S. Treasury and Government agency securities, investment grade corporate obligations and municipal securities escrowed by U.S. Treasury securities. Maturities may be extended to a maximum of 60 months.

Our previous investment policy, which became effective in the third quarter of 2002 and was in effect until we implemented our new investment policy, required that we invest only in cash equivalents composed primarily of institutional money market mutual funds and obligations of the U.S. Government and its agencies with maturities of seven days or less.

Interest Rate Risk

Interest income from marketable securities, short-term cash investments, and cash performance bonds and security deposits was $11.2 million in 2004, $5.8 million in 2003 and $5.9 million in 2002. Our marketable securities experienced net unrealized losses of $2.8 million in 2004, and net realized and unrealized gains of $0.1 million in 2003 and $2.2 million in 2002. At December 31, 2004, we owned marketable securities with a fair value of $302.4 million. Contractual maturities and interest coupon rates for fixed rate marketable securities at December 31, 2004 were as follows (dollars in thousands):

Year	Principal Amount	Weighted Average Interest Rate
2005	$75,181	2.56%
2006	73,571	3.82
2007	72,317	4.35
2008	80,410	2.34

Total	$301,479	3.24%

Fair Value	$302,429

The 2008 contractual maturity includes certain zero coupon marketable securities. Excluding these securities, the 2008 weighted average interest rate would be 3.51%.

Under our new investment policy that has been in effect since the third quarter of 2003, we monitor interest rate risk by completing regular reviews of our marketable securities portfolio and its sensitivity to changes in the general level of interest rates, commonly referred to as a portfolio’s duration. We control the duration of the portfolio primarily through the purchase of individual marketable securities having a duration consistent with our overall investment policy. In addition, we will generally hold marketable securities to maturity, which will act as a further mitigating factor to interest rate risk.

Derivatives Trading Risk

GFX engages primarily in the purchase and sale of our foreign exchange futures contracts on CME Globex to provide additional liquidity in these products and subsequently enters into offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market to limit market risk. Any potential impact on the earnings of GFX from a change in foreign exchange rates would not be significant. GFX also engaged in purchases and sales of CME Eurodollar futures contracts on CME Globex during 2003 and the first six months of 2004. At the end of the second quarter of 2004, it was determined that GFX’s participation in electronic trading of CME Eurodollars was no longer necessary for liquidity purposes. Net position limits are established for each trader and totaled $12.0 million in aggregate notional value as of December 31, 2004.

At December 31, 2004, GFX held futures positions with a notional value of $99.1 million, offset by a similar amount of spot foreign exchange positions. All positions are marked to market through a charge or credit to other revenue on a daily basis. Net trading gains were $7.7 million for the year ended December 31, 2004, $6.8 million for the year ended December 31, 2003 and $3.2 million for the year ended December 31, 2002.

ACCOUNTING MATTERS

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004), “Share-Based Payment.” This statement requires use of the fair value method of accounting for share-based payment transactions with employees. At year-end 2002, we elected to account for stock options under the fair value method of accounting, retroactive to 2000 as provided by SFAS No. 123, as amended. With the adoption of SFAS No. 123R, we will be required to estimate expected forfeitures of stock grants instead of our current practice of accounting for forfeitures as they occur. In addition, we will begin to classify the excess tax benefits, if any, related to employee option exercises as financing activities rather than operating activities in our consolidated statement of cash flows. We will also consider whether to begin using a binomial model as a valuation technique to determine the fair value of stock option grants rather than the Black-Scholes model we currently use. The provisions of SFAS No. 123R are required to be adopted as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We will adopt SFAS No. 123R effective July 1, 2005 and are currently evaluating the impact of adoption on our consolidated financial statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision of the Chief Executive Officer and Chief Financial Officer, our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2004, the company’s internal control over financial reporting is effective. The company’s independent auditors have audited our assessment of the company’s internal control over financial reporting, as stated in their report which is included herein.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Chicago Mercantile Exchange Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chicago Mercantile Exchange Holdings Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Chicago Mercantile Exchange Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Chicago Mercantile Exchange Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 of Chicago Mercantile Exchange Holdings Inc. and our report dated February 11, 2005 expressed an unqualified opinion thereon.

Chicago, Illinois

February 11, 2005

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Holdings Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chicago Mercantile Exchange Holdings, Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chicago Mercantile Exchange Holdings Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2005 expressed an unqualified opinion thereon.

Chicago, Illinois

February 11, 2005

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	AT DECEMBER 31
(in thousands, except share data)	2004	2003
Assets
Current Assets:
Cash and cash equivalents	$357,562	$185,124
Collateral from securities lending	1,582,985	1,004,400
Short-term investments of interest earning facilities	87,521	370,504
Marketable securities	302,429	256,538
Accounts receivable, net of allowance of $1,089 and $ 866	78,825	52,972
Other current assets	15,624	21,589
Cash performance bonds and security deposits	269,919	2,832,252

Total current assets	2,694,865	4,723,379
Property, net of accumulated depreciation and amortization	131,361	118,203
Other assets	31,240	31,054

Total Assets	$2,857,466	$4,872,636

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$23,045	$24,690
Payable under securities lending agreements	1,582,985	1,004,400
Payable to participants in interest earning facilities	87,521	370,504
Other current liabilities	62,153	56,129
Cash performance bonds and security deposits	269,919	2,832,252

Total current liabilities	2,025,623	4,287,975
Other liabilities	19,246	21,666

Total liabilities	2,044,869	4,309,641

Shareholders’ Equity:
Preferred stock, $0.01 par value, 9,860,000 shares authorized, none issued and outstanding	—	—
Series A junior participating preferred stock, $0.01 par value, 140,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value, 138,000,000 shares authorized, 34,098,623 and 32,922,061 shares issued and outstanding as of December 31, 2004 and 2003, respectively	341	329
Class B common stock, $0.01 par value, 3,138 shares authorized, issued and outstanding	—	—
Additional paid-in capital	261,050	194,281
Retained earnings	552,801	368,312
Accumulated net unrealized securities gains (losses)	(1,595)	73

Total shareholders’ equity	812,597	562,995

Total Liabilities and Shareholders’ Equity	$2,857,466	$4,872,636

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31
(in thousands, except share and per share data)	2004	2003	2002
Revenues
Clearing and transaction fees	$552,953	$428,802	$356,396
Clearing and transaction processing services	55,882	1,752	390
Quotation data fees	60,940	53,168	48,717
Access fees	16,393	15,501	12,945
Communication fees	10,035	9,669	9,733
Investment income	14,520	9,245	7,740
Securities lending interest income	20,320	9,473	18,169
Other	21,759	17,174	14,989

Total Revenues	752,802	544,784	469,079
Securities lending interest expense	(19,013)	(8,743)	(15,902))

Net Revenues	733,789	536,041	453,177

Expenses
Compensation and benefits	164,843	140,997	118,710
Occupancy	27,193	24,900	22,400
Professional fees, outside services and licenses	37,200	31,683	32,549
Communications and computer and software maintenance	48,264	45,765	46,569
Depreciation and amortization	53,408	53,016	48,509
Patent litigation settlement	—	—	6,240
Marketing, advertising and public relations	10,973	11,872	6,514
Other	24,252	21,683	17,457

Total Expenses	366,133	329,916	298,948

Income before income taxes	367,656	206,125	154,229
Income tax provision	(148,101)	(83,993)	(60,162)

Net Income	$219,555	$122,132	$94,067

Earnings per Common Share:
Basic	$6.55	$3.74	$3.24
Diluted	6.38	3.60	3.13
Weighted Average Number of Common Shares:
Basic	33,544,693	32,691,427	29,066,242
Diluted	34,410,880	33,934,958	30,060,537

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)	Class A Common Stock Shares	Class B Common Stock Shares	Common Stock and Additional Paid-In Capital Amount	Retained Earnings	Accumulated Net Unrealized Securities Gains (Losses)	Total Shareholders’ Equity
Balance December 31, 2001	28,771,562	3,138	$58,056	$190,033	$277	$248,366
Comprehensive income:
Net income				94,067		94,067
Change in net unrealized gain on securities, net of tax of $184					(277)	(277)

Total comprehensive income						93,790
Net proceeds from initial public offering	3,712,660		117,459			117,459
Exercise of stock options	150		3			3
Cash dividend on common stock of $0.60 per share				(17,290)		(17,290)
Vesting of issued restricted Class A common stock	46,000
Stock-based compensation			3,811			3,811

Balance December 31, 2002	32,530,372	3,138	$179,329	$266,810	$—	$446,139
Comprehensive income:
Net income				122,132		122,132
Change in net unrealized gain on securities, net of tax of $49					73	73

Total comprehensive income						122,205
Exercise of stock options	369,489		7,878			7,878
Tax benefit related to employee option exercises			5,915			5,915
Cash dividends on common stock of $0.63 per share				(20,630)		(20,630)
Vesting of issued restricted Class A common stock	22,200
Stock-based compensation			1,488			1,488

Balance December 31, 2003	32,922,061	3,138	$194,610	$368,312	$73	$562,995
Comprehensive income:
Net income				219,555		219,555
Change in net unrealized gain on securities, net of tax of $1,135					(1,668)	(1,668)

Total comprehensive income						217,887
Exercise of stock options	1,152,255		6,049			6,049
Tax benefit related to employee option exercises			52,982			52,982
Cash dividends on common stock of $1.04 per share				(35,066)		(35,066)
Vesting of issued restricted Class A common stock	24,307
Stock-based compensation			7,750			7,750

Balance December 31, 2004	34,098,623	3,138	$261,391	$552,801	$(1,595)	$812,597

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31
(in thousands)	2004	2003	2002
Cash Flows from Operating Activities:
Net income	$219,555	$122,132	$94,067
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,408	53,016	48,509
Stock-based compensation	7,750	1,488	3,811
Deferred income tax provision (benefit)	4,263	3,310	(5,637)
Loss on investment in joint venture	3,593	4,958	2,876
Amortization of purchased intangibles	361	—	—
Amortization of net premiums on marketable securities	3,159	—	—
Loss on disposal of fixed assets	930	1,323	7
Increase (decrease) in allowance for doubtful accounts	223	(366)	270
Tax benefit related to employee stock compensation	52,982	5,915	—
Increase in accounts receivable	(26,076)	(1,741)	(10,149)
Decrease (increase) in other current assets	5,965	(10,074)	(4,844)
Increase in other assets	(781)	(4,844)	(4,717)
Increase (decrease) in accounts payable	(1,645)	(2,917)	3,773
Increase in other current liabilities	7,539	14,337	8,792
Increase (decrease) in other liabilities	(2,420)	4,612	7,038
Gain on sale of marketable securities	—	—	(2,658)

Net Cash Provided by Operating Activities	328,806	191,149	141,138

Cash Flows from Investing Activities:
Purchases of property, net	(67,496)	(63,016)	(56,341)
Purchases of intangible assets	(4,867)	—	—
Capital contributions to joint venture	(1,620)	(7,619)	(3,071)
Purchases of marketable securities	(120,182)	(256,416)	(43,956)
Proceeds from sales and maturities of marketable securities	68,329	—	137,723

Net Cash Provided by (Used in) Investing Activities	(125,836)	(327,051)	34,355

Cash Flows from Financing Activities:
Payments on long-term debt	(1,515)	(5,482)	(5,506)
Cash dividends	(35,066)	(20,630)	(17,290)
Proceeds from exercised stock options	6,049	7,878	3
Net proceeds from initial public offering	—	—	117,459

Net Cash Provided by (Used in) Financing Activities	(30,532)	(18,234)	94,666

Net increase (decrease) in cash and cash equivalents	172,438	(154,136)	270,159
Cash and cash equivalents, beginning of year	185,124	339,260	69,101

Cash and Cash Equivalents, End of Year	$357,562	$185,124	$339,260

Supplemental Disclosure of Cash Flow Information:
Interest paid (excluding interest for securities lending)	$2,096	$379	$599
Income taxes paid	84,877	79,726	64,728
Non-cash investing and financing activities:
Gross unrealized securities gains (losses)	(2,803)	122	(461)
Capital leases—asset additions and related obligations	—	—	558

See accompanying notes to consolidated financial statements.

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Chicago Mercantile Exchange Holdings Inc. (CME Holdings) is a Delaware stock corporation organized in August 2001 to be the holding company for Chicago Mercantile Exchange Inc. and its subsidiaries (CME or the exchange). On December 11, 2002, CME Holdings completed an initial public offering of 3.7 million shares of Class A common stock and the Class A common stock is traded on the New York Stock Exchange (note 16). The consolidated financial statements include Chicago Mercantile Exchange Inc. and its controlled subsidiaries, which include GFX Corporation (GFX), the first Interest Earning Facilities (IEFs), as well as the holding company, CME Holdings (collectively, the company). The assets of CME Holdings consist of marketable securities, dividends received from CME in excess of dividends paid to the shareholders of CME Holdings and its investment in CME. CME Holdings has no liabilities other than income tax liabilities arising from investment income. Effective July 1, 2003, the consolidated financial statements include the first Interest Earning Facility program to reflect the provisions of Financial Accounting Standards Board Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin (ARB) No. 51,” as amended. All intercompany transactions have been eliminated in consolidation.

CME resulted from the completion of a demutualization process whereby Chicago Mercantile Exchange, an Illinois not-for-profit membership organization, became a Delaware for-profit stock corporation. The transaction resulted in the conversion of membership interests in the Illinois corporation into stock ownership in the Delaware corporation and was completed on November 13, 2000.

CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through open outcry, an electronic trading platform and privately negotiated transactions. Through its in-house Clearing House Division, CME clears, settles, nets and guarantees performance of all matched transactions in its products and products for which it provides third-party clearing and transaction processing services.

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

Accounts Receivable. In the ordinary course of business, a significant portion of accounts receivable and revenues were from shareholders of the company. At December 31, 2004, there were approximately 80 clearing firms that were also shareholders. One firm with a significant portion of customer revenue represented approximately 11% of net revenues in 2004, 10% in 2003 and 11% in 2002. Should a clearing firm withdraw from the exchange, management believes the customer portion of that firm’s trading activity would likely transfer to another clearing firm. Therefore, management does not believe the company is exposed to significant risk from the loss of revenue received from a particular clearing firm.

Performance Bonds and Security Deposits. Performance bonds and security deposits held by the exchange for clearing firms may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying consolidated balance sheets. Cash received may be invested by the exchange, and any interest earned accrues to the exchange. These investments are primarily overnight transactions in U.S. Government securities acquired through and held by a broker-dealer subsidiary of a bank.

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

Property. Property is stated at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets, generally two to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Maintenance and repair items as well as certain minor purchases are charged to expense as incurred. Renewals and betterments are capitalized.

Software. The company capitalizes certain costs of developing internal software in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized costs generally are amortized over three years, commencing as the software is placed in service. Purchased software is amortized over four years.

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

Clearing and Transaction Fees. Clearing and transaction fees include per contract charges for trade execution, clearing and CME Globex fees. Fees are charged at various rates based on the product traded, the method of trade and the exchange trading privileges of the customer making the trade. Clearing and transaction fees are recognized as revenue when a buy and sell order are matched and the trade is cleared. Therefore, cancelled buy and sell orders have no impact on revenue. On occasion, the customer’s exchange trading privileges may not be properly entered by the clearing firm and incorrect fees are charged for the transactions in the affected accounts. When this information is corrected within the time period allowed by the exchange, a fee adjustment is provided to the clearing firm. An accrual is established for estimated fee adjustments to reflect corrections to customer exchange trading privileges. The accrual is based on the historical pattern of adjustments processed as well as specific adjustment requests. CME believes the allowances are adequate to cover potential adjustments. Exposure to losses on receivables for clearing and transaction fees is dependent on each clearing firm’s financial condition as well as the Class A and B shares that collateralize fees owed to the exchange. The exchange retains the right to liquidate shares to satisfy a clearing firm’s receivable.

Clearing and Transaction Processing Services. Clearing and transaction processing services revenue includes fees derived from providing clearing and settlement services under a clearing transaction services agreement with the Chicago Board of Trade (CBOT) that was implemented in November 2003, listing new energy and metals futures products on CME Globex for the New York Mercantile Exchange (NYMEX) that began in June 2002 and processing single stock futures trades for certain CME clearing firms that execute trades at OneChicago, LLC, the joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002.

Quotation Data Fees. Quotation data fees represent revenue earned for the dissemination of market information. Revenues are accrued each month based on the number of subscribers reported by vendors. CME conducts periodic audits of the information provided and assesses additional fees as necessary. An allowance is established to cover uncollectible receivables from market data vendors.

Access Fees. Access fees are the connectivity charges to customers of CME’s electronic trading platform that are also used by market data vendors and customers. They include line charges, license fees for CME Globex software and hardware rental charges. The fees vary depending on the type of connection provided. An additional installation fee may be charged depending on the type of service requested and a disconnection fee may also be charged if certain conditions are met. Revenue is recognized monthly as the service is provided. An allowance is established to cover uncollectible receivables relating to access fees.

Communication Fees. Communication fees consist of equipment rental and usage charges to members and firms that utilize the various telecommunications networks and services in the Chicago facility. Revenue is billed and recognized on a monthly basis.

Stock-Based Compensation. The company accounts for stock-based compensation under the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended. In 2002, under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” the company elected to adopt the retroactive restatement method. All periods presented reflect stock-based compensation expense recognized in accordance with the provisions of SFAS No. 123 applied to all options granted to employees during the periods presented. The company recognizes expense relating to stock-based compensation on an accelerated basis. As a result, the expense associated with each vesting date within a stock grant is recognized over the period of time that each portion of that grant vests. Forfeitures of unvested stock grants are recognized as a reduction of expense when they occur.

Marketing Costs. Marketing costs are incurred for the production and communication of advertising as well as other marketing activities. These costs are expensed when incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

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

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities as of the date of the financial statements, as well as the amounts of revenues and expenses reported during the period, and to disclose contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications have been made to the consolidated financial statements to provide consistent presentation for all periods presented.

Recent Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-Based Payment.” This statement requires use of the fair value method of accounting for share-based payment transactions with employees. At year-end 2002, the company elected to account for stock options under the fair value method of accounting, retroactive to 2000 as provided by SFAS No. 123, as amended. With the adoption of SFAS No. 123R, the company will be required to estimate expected forfeitures of stock grants instead of the current policy of accounting for forfeitures as they occur. In addition, the company will begin to classify the excess tax benefits, if any, related to employee option exercises as financing activities rather than operating activities in its consolidated statement of cash flows. The company will also consider whether to begin using a binomial model as a valuation technique to determine the fair value of stock option grants rather than the Black-Scholes model that is currently used. The provisions of SFAS No. 123R are required to be adopted as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The company will adopt SFAS No. 123R effective July 1, 2005 and is currently evaluating the impact of adoption on its consolidated financial statements.

3. SECURITIES LENDING

Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. Under its securities lending program, CME lends a security to a third party and receives collateral in the form of cash. The majority of the cash is then invested on an overnight basis to generate interest income. The related interest expense represents payment to the borrower of the security for the cash collateral retained during the duration of the lending transaction. Securities on loan are marked to market daily and compared to collateral received. At December 31, 2004 and 2003, the fair value of securities on loan was $1.6 billion and $1.0 billion, respectively. CME’s policy allows lending of up to 50% of total available securities. At December 31, 2004 and 2003, securities available totaled $5.7 billion and $3.7 billion, respectively. The average daily balance of securities on loan for the years ended December 31, 2004, 2003 and 2002 was $1.4 billion, $723.2 million and $924.1 million, respectively.

At December 31, 2004, the securities lending activity utilized some of the securities deposited by 11 clearing firms. Collateral from securities lending at December 31, 2004 and 2003 was invested in a bank money market mutual fund, an overnight repurchase agreement or held in the form of cash.

4. MARKETABLE SECURITIES

During the third quarter of 2003, the company implemented a new investment policy and began to convert a portion of its short-term investments (cash equivalents) to marketable securities. This new investment policy expanded the investment choices to include U.S. Treasury and Government agency securities, state and municipal obligations escrowed by U.S. Treasury securities and investment grade corporate obligations.

Prior to approving this new investment policy, it was the company’s policy to invest in institutional money market mutual funds with a fund balance in excess of $1.0 billion and certain U.S. Treasury and Government agency securities, provided these securities would mature at par value within seven days of purchase. When this policy was adopted in 2002, the company converted its marketable securities to short-term investments, resulting in realized gains of $2.7 million that were included in investment income in 2002.

Marketable securities included in current assets have been classified as available for sale. The amortized cost and fair value of marketable securities at December 31 were as follows:

	2004		2003
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury	$193,929	$192,198	$158,566	$158,841
U.S. Government agency	68,423	67,788	72,397	72,252
State and municipal	42,757	42,443	25,453	25,445

Total	$305,109	$302,429	$256,416	$256,538

Net unrealized gains (losses) on marketable securities classified as available for sale are reported as a component of comprehensive income and included in the accompanying consolidated statements of shareholders’ equity. Marketable securities with unrealized losses, where the unrealized loss had existed for less than one year at December 31, 2004 and 2003, had a fair value of $301.0 million and $93.4 million, respectively. The unrealized losses on these securities were $2.7 million at December 31, 2004 and $0.3 million at December 31, 2003. Marketable securities with unrealized losses, where the unrealized loss had existed for more than one year at December 31, 2004, had a fair value of $1.4 million and the unrealized losses on these securities were insignificant. At December 31, 2003, there were no marketable securities with unrealized losses that existed for more than one year. These unrealized losses were caused by increases in interest rates that occurred after the marketable securities were purchased. The company has the ability and intent to hold these marketable securities until a recovery of fair value, which may be maturity, and therefore does not consider these marketable securities to be other-than-temporarily impaired at December 31, 2004 and 2003. The amortized cost and fair value of marketable securities at December 31, 2004, by contractual maturity, were as follows:

(in thousands)	Amortized Cost	Fair Value
Maturity of one year or less	$75,560	$75,177
Maturity between one and five years	229,549	227,252

Total	$305,109	$302,429

5. OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31:

(in thousands)	2004	2003
Prepaid pension	$3,611	$4,963
Prepaid insurance	3,090	3,678
Other prepaid expenses	5,690	5,953
Accrued interest receivable	2,800	2,265
Refundable income taxes	—	4,011
Other	433	719

Total	$15,624	$21,589

6. PERFORMANCE BONDS AND SECURITY DEPOSITS

The exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all contracts traded in its markets. In its guarantor role, the exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract, standing as an intermediary on every open futures and options on futures contract cleared. Additionally, CME began to provide clearing transaction processing services to CBOT in November 2003 for certain products trading at CBOT and began clearing all CBOT products on January 2, 2004. CME acts as guarantor for products traded at CBOT, but cleared by CME. For CBOT products cleared by CME, CME combines those products with that clearing firm’s CME contracts to create a single portfolio for which performance bond requirements are calculated. CME bears counterparty credit risk in the event that future market movements create conditions that could lead to clearing firms failing to meet their obligations to the exchange to the extent that funds are not otherwise available to the exchange to satisfy the obligation under the applicable contract. CME reduces its exposure through a risk management program that includes initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. Each clearing firm is required to deposit and maintain balances in the form of cash, U.S. Government securities, bank letters of credit or other approved investments to satisfy security deposit and performance bond requirements. All obligations and non-cash deposits are marked to market on a daily basis. Valuation calculations employ a factor, or haircut, that is applied to the current market prices of these obligations and non-cash deposits. These haircuts are applied for risk management purposes. Cash performance bonds and security deposits are included in the consolidated balance sheets, and these balances may fluctuate significantly over time due to the investment choices available to clearing firms and the change in the amount of deposits required.

Clearing firms, at their option, may instruct CME to invest cash on deposit for performance bond purposes in a portfolio of securities that is part of the Interest Earning Facility program. The first IEFs were organized in 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of the first IEFs totaled $87.5 million at December 31, 2004 and is guaranteed by the exchange (note 9). The investment portfolio of these facilities is managed by two of the exchange’s approved settlement banks and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips and reverse repurchase agreements. The maximum average portfolio maturity is 90 days and the maximum maturity for an individual security is 13 months. At December 31, 2004, all funds in the first IEFs were invested in overnight reverse repurchase agreements. Management believes that the market risk exposure relating to its guarantee is not material to the consolidated financial statements taken as a whole. In 2001, IEF2 was organized. IEF2 offers clearing firms the opportunity to invest cash performance bonds in shares of CME-approved money market mutual funds. Dividends earned on these shares, net of fees, are solely for the account of the clearing firm on whose behalf the shares were purchased. The principal of IEF2 is not guaranteed by the exchange. In the third quarter of 2003, IEF3 was organized. IEF3 offers clearing firms the opportunity to manage performance bond collateral by allowing firms to pledge securities, such as corporate notes and municipal bonds, to CME on an overnight basis in exchange for cash deposits previously pledged. In the fourth quarter of 2003, CME organized the IEF4 program. Similar in nature to IEF3, IEF4 affords participating clearing firms the ability to pledge securities such as corporate notes and municipal bonds to CME, but under IEF4 the securities are under CME’s control until such time as CME releases them to the control of the pledging firm or until the securities mature. In the third quarter of 2004, CME organized the IEF5 program. The IEF5 program allows participating clearing firms the ability to invest cash in an interest-bearing bank account, maintained at selected banks, in order to earn a cash benefit. As with IEF2, the principal of IEF3, IEF4, as well as the principal and accrued benefit of IEF5, are not guaranteed by CME. The total principal in all IEF programs was approximately $19.2 billion at December 31, 2004 and $14.4 billion at December 31, 2003. The consolidated financial statements reflect earned management fees under the IEF programs of $8.0 million, $6.2 million and $5.6 million during 2004, 2003 and 2002, respectively. These fees are included as other revenue.

CME and the Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm’s positions in certain CME futures and options on futures are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC (note 19). In addition, CME has a cross-margin agreement with the London Clearing House (LCH) and with the Fixed Income Clearing Corporation (FICC), previously known as the Government Securities Clearing Corporation (GSCC), whereby the clearing firms’ offsetting positions with CME and LCH or CME and FICC, as applicable, are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH or CME and FICC, as applicable, each clearing house may reduce that firm’s performance bond requirements.

Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or approved securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm’s outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing operating funds of the exchange in excess of amounts needed for normal operations (surplus funds). Surplus funds totaled $123.6 million at December 31, 2004.

The exchange maintains a secured line of credit with a consortium of banks to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the exchange and its clearing firms (note 18). The line of credit totaled $750.0 million at December 31, 2004 and 2003. Clearing firm security deposits received in the form of U.S. Treasury or Government agency securities, or in money market mutual funds purchased through IEF2, as well as the performance bond assets of any firm that may default on its obligations to CME, are used to collateralize the secured line of credit.

The exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, exchange rules require a segregation of all funds deposited by clearing firms from exchange operating funds.

When CME began to clear all CBOT products on January 2, 2004, CME experienced an increase in performance bond deposits. Cash and securities held as performance bonds and security deposits at fair value at December 31 were as follows:

	2004		2003
(in thousands)	Cash	Securities and IEF Funds	Cash	Securities and IEF Funds
Performance bonds	$255,273	$43,442,645	$2,814,362	$34,914,979
Security deposits	11,920	1,008,897	17,223	995,245
Cross-margin deposits	2,726	633,918	667	323,971

Total	$269,919	$45,085,460	$2,832,252	$36,234,195

Cash performance bonds may include intraday settlement, if any, that is owed to clearing firms and paid the following business day. The balance of intraday settlements was $41.4 million at December 31, 2004 and $20.3 million at December 31, 2003. These amounts are invested on an overnight basis and are offset by an equal liability owed to other clearing firms.

In addition to cash and securities, irrevocable letters of credit may be used as performance bond deposits and security deposits. At December 31, these letters of credit, which are not included in the accompanying consolidated balance sheets, were as follows:

(in thousands)	2004	2003
Performance bonds	$496,625	$350,025
Security deposits	10,000	10,000
Cross-margin accounts	164,250	141,750

Total Letters of Credit	$670,875	$501,775

Cross-margin cash, securities and letters of credit jointly held with OCC under the cross-margin agreement are listed at 50% of the total, or CME’s proportionate share per that agreement (note 19). All performance bonds and letters of credit are available to meet only the financial obligations of that clearing firm to the exchange.

7. PROPERTY

A summary of the property accounts at December 31 is presented below:

(in thousands)	2004	2003
Furniture, fixtures and equipment	$176,326	$151,338
Leasehold improvements	129,713	110,289
Software and software development costs	91,962	82,601

Total property	398,001	344,228
Less accumulated depreciation and amortization	(266,640)	(226,025)

Property, net	$131,361	$118,203

Included in property are assets that were acquired through capital leases with a cost of $11.7 million and $12.0 million (and accumulated depreciation and amortization of $11.1 million and $10.3 million) at December 31, 2004 and 2003, respectively. Depreciation for these assets is included in depreciation and amortization expense.

8. OTHER ASSETS

Other assets consisted of the following at December 31:

(in thousands)	2004	2003
Non-qualified plan assets	$11,654	$11,102
Net deferred tax asset	10,840	13,968
Intangible assets	4,505	—
Investment in OneChicago, LLC	1,918	3,891
Other	2,323	2,093

Total	$31,240	$31,054

Non-qualified plan assets consist primarily of trading securities held in connection with non-qualified deferred compensation plans. Investment income includes net unrealized gains (losses) relating to the plans’ trading securities of $1.0 million, $1.7 million and $(0.8) million for the years ended December 31, 2004, 2003 and 2002, respectively.

Intangible assets represents the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that developed technology to facilitate the trading of complex combinations and spreads typically used with options. CME acquired the assets of Liquidity Direct Technology, LLC in 2004. The gross carrying amount of intangible assets and accumulated amortization were $4.9 million and $0.4 million, respectively, at December 31, 2004. Amortization expense totaled $0.4 million in 2004. The weighted-average amortization period of these intangible assets is eight years.

On August 28, 2001, CME entered into a joint venture, OneChicago, LLC, with the Chicago Board Options Exchange and CBOT to trade single stock futures and futures on narrow-based stock indexes. As of December 31, 2004, CME owned approximately a 40% interest in the joint venture and the investment is reflected in the consolidated financial statements using the equity method of accounting. The investment balance at December 31, 2004 represents CME’s total capital contribution of $13.6 million reduced by CME’s proportionate share of the joint venture’s net loss. The net loss is included in other revenue and totaled $3.6 million, $5.0 million and $2.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. CME provides certain communications and regulatory services to OneChicago, LLC, which is included in other revenue, and earned $2.7 million, $2.7 million and $0.7 million in revenue for these services in 2004, 2003 and 2002, respectively.

9. VARIABLE INTEREST ENTITIES

Financial Accounting Standards Board Interpretation (FIN) No. 46R, “Consolidation of Variable Interest Entities,” which superseded FIN No. 46, addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interests. CME has evaluated its obligation with respect to the first IEFs and has determined that they are variable interest entities and CME is the primary beneficiary. As a result, CME is required to consolidate the first IEFs for periods ending after December 15, 2003. CME elected to adopt the provisions of FIN No. 46 as of July 1, 2003, prior to the required effective date. The adoption of FIN No. 46 was implemented on a prospective basis and did not result in any cumulative effect on the income statement. The effect of this consolidation, as a result of the adoption of FIN No. 46 and FIN No. 46R, is an increase to both assets and liabilities of $87.5 million and $370.5 million at December 31, 2004 and 2003, respectively, and there is no significant impact on revenues or expenses.

OneChicago, LLC is also a variable interest entity. However, CME has concluded that it does not meet the consolidation requirements set forth in FIN No. 46R.

10. INCOME TAXES

The provision for income taxes is composed of the following:

	YEAR ENDED DECEMBER 31
(in thousands)	2004	2003	2002
Current:
Federal	$117,701	$65,064	$53,811
State	26,137	15,619	11,988

Total	143,838	80,683	65,799

Deferred:
Federal	3,754	3,777	(4,617)
State	509	(467)	(1,020)

Total	4,263	3,310	(5,637)

Total Provision for Income Taxes	$148,101	$83,993	$60,162

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate is as follows:

	YEAR ENDED DECEMBER 31
	2004	2003	2002
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.7	4.8	4.6
Tax-exempt interest income	(0.1)	—	(0.3)
Nondeductible expenses	0.4	0.4	0.2
Other, net	0.3	0.5	(0.5)

Effective Tax Rate	40.3%	40.7%	39.0%

At December 31, the components of deferred tax assets (liabilities) were as follows:

(in thousands)	2004	2003
Deferred Tax Assets:
Depreciation and amortization	$5,976	$6,846
Deferred compensation	3,440	4,085
Accrued expenses	1,302	1,143
Stock-based compensation	4,133	6,337
Net unrealized losses on securities	1,086	—
Other	1,886	1,613

Subtotal	17,823	20,024
Valuation allowance	—	—

Deferred Tax Assets	17,823	20,024

Deferred Tax Liabilities:
Software development costs	(6,879)	(5,989)
Net unrealized gains on securities	—	(49)
Other	(104)	(18)

Deferred Tax Liabilities	(6,983)	(6,056)

Net Deferred Tax Asset	$10,840	$13,968

The company expects to realize the benefit of all deferred tax assets based on the expectation of future taxable income and, therefore, no valuation allowance has been established at December 31, 2004 or 2003.

11. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at December 31:

(in thousands)	2004	2003
Accrued salaries and benefits	$36,926	$30,419
Accrued operating expenses	14,729	15,733
Accrued income taxes	4,579	4,457
Accrued fee adjustments	3,113	1,986
Unearned revenue	1,601	1,856
Current portion of long-term debt	—	1,515
Other	1,205	163

Total	$62,153	$56,129

12. COMMITMENTS

Leases. CME has commitments under operating leases for certain facilities that are accounted for in accordance with SFAS No. 13, “Accounting for Leases.” Lease commitments for office space at the main location in Chicago expire in the year 2008, with annual minimum rentals ranging from $8.9 million to $9.5 million. CME leases trading facilities from the Chicago Mercantile

Exchange Trust (CME Trust) through October 2009, with annual minimum rentals between approximately $0.7 and $1.2 million, and has an option to extend the term of the lease with a three-year extension through October 2012 and two successive seven-year extensions through October 2019 and October 2026. Minimum annual rent for these extensions begins at $0.7 million for the period from November 2009 through October 2012 and declines to $0.2 million for the last extension from November 2019 through October 2026. Additional rental expense is incurred in connection with the trading facilities based on annual open outcry trading volume. This expense totaled $0.9 million, $1.0 million and $1.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Currently, annual rent paid to CME Trust cannot exceed $2.5 million. CME Trust is an entity that was established to provide financial assistance, on a discretionary basis, to customers of any clearing firm that becomes insolvent. No outside parties, including CME, have any residual interest in the assets of CME Trust. Leases for other locations where CME maintains offices expire at various times from 2011 to 2014 with annual minimum rentals that will not exceed $2.4 million in any year. Total rental expense, including equipment rental, was $22.5 million in 2004, $21.0 million in 2003 and $19.9 million in 2002.

Commitments. Commitments include long-term liabilities (note 14) as well as contractual obligations that are non-cancelable. These contractual obligations totaled $51.0 million at December 31, 2004 and relate primarily to software licenses and maintenance as well as telecommunication services that are expensed as the related services are used.

Future minimum obligations under noncancelable purchase obligations and operating leases in effect at December 31, 2004 are payable as follows:

(in thousands)	Purchase Obligations	Operating Leases
2005	$21,232	$13,453
2006	11,525	12,867
2007	5,726	12,617
2008	2,114	12,084
2009	2,082	3,157
Thereafter	8,326	9,583

Total minimum payments	51,005	63,761
Less sublease commitments	—	(34)

Total	$51,005	$63,727

Licensing Agreements. CME has licensing agreements relating to certain stock index products. The license agreement with NASDAQ®, relating to the NASDAQ-100 and NASDAQ Composite® products that are traded on the exchange, expires in 2011, with a five-year extension unless either party gives notice of termination. The licensing agreement with Standard & Poor’s® Corporation terminates in 2013 and includes a clause to renegotiate potential extensions.

Asset Purchase Agreement. In 2004, CME acquired the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that has developed technology to facilitate the trading of complex combinations and spreads typically used with options. The purchase agreement required an initial payment of $5.3 million, with additional payments, not to exceed $16.8 million, based on revenue generated when this electronic platform was implemented. The platform was implemented in the third quarter of 2004 and additional payments in 2004 totaled $0.1 million.

13. LONG-TERM DEBT

During 2004, the company repaid all its debt, which consisted of capitalized lease obligations. Therefore, there was no outstanding debt as of December 31, 2004. These lease obligations were categorized as current liabilities as of December 31, 2003.

14. OTHER LIABILITIES

Other liabilities consisted of the following at December 31:

(in thousands)	2004	2003
Non-qualified plan liabilities	$11,654	$11,102
Litigation settlement payable	3,551	5,217
Deferred rent	1,953	1,307
Unearned revenue	1,180	2,608
Other	908	1,432

Total	$19,246	$21,666

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

A reconciliation of beginning and ending balances of the projected benefit obligation, fair value of plan assets, the prepaid benefit cost and the components of pension cost are indicated below:

(in thousands)	2004	2003
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year	$32,115	$25,267
Service cost	4,149	3,645
Interest cost	2,064	1,953
Actuarial loss (gain)	(966)	2,517
Benefits paid	(1,912)	(1,267)

Projected Benefit Obligation at End of Year	$35,450	$32,115

The accumulated benefit obligation at December 31, 2004 and 2003 was $27.4 million and $26.7 million, respectively.

(in thousands)	2004	2003	2002
Change in Plan Assets:
Fair value of plan assets at beginning of year	$32,582	$22,148	$17,898
Actual return on plan assets	3,542	4,958	(934)
Employer contribution	2,500	6,743	6,402
Benefits paid	(1,912)	(1,267)	(1,218)

Fair Value of Plan Assets at End of Year	$36,712	$32,582	$22,148

Funded Status at December 31:	$1,262	$467	$(3,119)
Unrecognized transition asset	—	(38)	(112)
Unrecognized prior service cost	63	44	1
Unrecognized net actuarial gain	2,286	4,490	5,748

Prepaid Benefit Cost	$3,611	$4,963	$2,518

Components of Pension Cost:
Service cost	$4,149	$3,645	$2,963
Interest cost	2,064	1,953	1,661
Expected return on plan assets	(2,304)	(1,543)	(1,443)
Amortization of prior service cost	(19)	(44)	(44)
Amortization of transition asset	(38)	(74)	(74)
Recognized net actuarial gain	—	362	106

Net Pension Cost	$3,852	$4,299	$3,169

The assumptions used to determine end of year projected benefit obligation and net pension cost are indicated below:

	2004	2003
Weighted Average Assumptions Used to Determine End of Year Benefit Obligation:
Discount rate	5.75%	6.25%
Rate of compensation increase	5.00	5.00
Cash balance interest crediting rate	4.00	6.00

	2004	2003	2002
Weighted Average Assumptions Used to Determine Net Pension Cost:
Discount rate	6.25%	6.75%	7.25%
Rate of compensation increase	5.00	5.00	5.00
Expected return on plan assets	7.50	7.50	9.00
Interest crediting rate	4.25	6.00	6.00

The basis for determining the expected rate of return on plan assets is determined by three components: historical returns; industry peers; and forecasted returns. The plan’s total return is expected to equal the composite performance of the security markets over the long term. The security markets are represented by the returns on various domestic and international stock and bond indexes. These returns are weighted according to the allocation of plan assets to each market and measured individually. The major component of the investment policy for the plan is the asset mix. The asset mix has a minimum and maximum range depending on asset class. The plan assets are diversified to minimize risk of large losses by any one or more individual investments.

Such diversification is accomplished, in part, through the selection of asset mix and investment management. The asset allocation for the plan, by asset category, at December 31, 2004 was as follows: equity securities, 57%; debt securities, 38%; and other investments, 5%. The target allocation for the plan for 2005 is the same as 2004.

The funding goal for CME is to have its pension plan 100% funded on a projected benefit obligation basis, while also satisfying any minimum required and maximum deductible contribution requirements. Year-end 2004 assumptions have been used to project the liabilities and assets from December 31, 2004 to December 31, 2005. The result of this projection is that estimated liabilities would exceed the fair value of plan assets at December 31, 2005 by approximately $5.0 million. Accordingly, it is estimated that a $5.0 million contribution in 2005 will allow CME to meet the funding goal for its pension plan.

Anticipated benefit payments from the plan in future years are as follows:

(in thousands)
2005	$2,206
2006	2,700
2007	3,112
2008	3,630
2009	4,245
2010–2014	29,204

Savings Plan. The exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to this plan. The exchange matches employee contributions up to 3% of the employee’s base salary and makes an additional discretionary contribution of up to 2% of base salary. Total expense for the savings plan was $4.4 million, $3.8 million and $3.1 million in 2004, 2003 and 2002, respectively.

Non-Qualified Plans. The following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf, are maintained by the exchange. Although not required to do so, the exchange invests such contributions in assets that mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the exchange and totaled $11.7 million and $11.1 million at December 31, 2004 and 2003, respectively.

Supplemental Plan—The exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan was $0.6 million, $0.7 million and $0.6 million in 2004, 2003 and 2002, respectively.

Deferred Compensation Plan—A deferred compensation plan is maintained by the exchange, under which eligible officers and members of the Board of Directors may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

Supplemental Executive Retirement Plan—The exchange maintains a non-qualified defined contribution plan for senior officers. Under this plan, the exchange makes an annual contribution of a percentage of salary and bonus for eligible employees. Beginning in 2003, the contribution rate was 3%, representing a change from the 8% contribution rate in previous years. Also, effective in 2003, contributions vest at one time once five years of service are attained. Contributions made from 1996 to 2002 are subject to a vesting schedule, under which each annual contribution begins to vest after three years and is fully vested after five years. Unvested contributions are returned to the exchange if a participant leaves the employment of the exchange. Total expense (credit) for the plan, net of any forfeitures, was $(0.1) million, $(0.1) million and $0.8 million in 2004, 2003 and 2002, respectively.

16. CAPITAL STOCK

On December 11, 2002, CME Holdings completed an initial public offering of Class A common stock. Of the 5,463,730 shares sold in the offering, 3,712,660 shares were sold by CME Holdings and 1,751,070 shares were sold by selling shareholders. The aggregate proceeds to CME Holdings from the offering were approximately $129.9 million, before deducting approximately $9.1 million in underwriting discounts and commissions and an estimated $3.3 million in other expenses incurred in connection with the offering.

Shares Outstanding. As of December 31, 2004, 34,098,623 shares of Class A common stock, 625 shares of Class B-1 common stock, 813 shares of Class B-2 common stock, 1,287 shares of Class B-3 common stock and 413 shares of Class B-4 common stock were issued and outstanding. CME Holdings has no shares of preferred stock issued and outstanding.

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

Transfer Restrictions.

Class A Common Stock—Pursuant to CME Holdings’ Certificate of Incorporation, CME Class A common stock was exchanged for shares of Class A-1, A-2, A-3 and A-4 common stock of CME Holdings that were subject to transfer restrictions. These transfer restrictions expired on June 4, 2004 at which time all issued and outstanding separate classes of Class A stock became Class A stock. There were no restrictions on the shares of Class A common stock sold in the initial public offering in December 2002 or the shares sold in the secondary public offerings that were completed in 2003 in connection with the initial public offering.

Class B Common Stock—Each class of CME Holdings Class B common stock is subject to transfer restrictions contained in the Certificate of Incorporation of CME Holdings. These transfer restrictions prohibit the sale or transfer of any shares of Class B common stock separate from the sale of the associated trading rights.

Ownership Requirements. Prior to October 1, 2004, each clearing firm was required to own 72,093 shares of Class A common stock in addition to Class B stock. Effective October 1, 2004, that Class A requirement was reduced to 30,000 shares for new clearing firms. Each of CME’s existing clearing firms may reduce their holdings ratably over a 12-month period. At December 31, 2004, the total Class A common stock held pursuant to this requirement was 4,758,744 shares.

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

Omnibus Stock Plan. CME Holdings has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 4.0 million Class A shares have been reserved for awards under the plan. Awards totaling 2.8 million shares have been granted and are outstanding or have been exercised under this plan at December 31, 2004 (note 17).

17. STOCK OPTIONS

In 2000, the company established an Omnibus Stock Plan. The exchange has elected to account for stock options under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended. As allowed by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” at year-end 2002 the exchange adopted the fair value method for determining stock-based compensation expense and elected the retroactive restatement method.

Options granted in 2004 and 2003 vest over a five-year period, with 20% vesting one year after the grant date and on that same date in each of the following four years. The options have a 10-year term with an exercise price equal to the market price at the grant date. Options granted in 2002 vest over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. These options have a 10-year term and an exercise price of $35.00 per share.

The weighted average fair value of options granted in 2004, 2003 and 2002 was $44.78, $17.92, and $16.35, respectively. The compensation expense for these options is recognized on an accelerated basis over the vesting period. As provided in SFAS No. 123, as amended, the fair value of each option grant was estimated on the date of grant using the Black-Scholes method of valuation. The following assumptions were used for these grants:

	Year of Grant
	2004	2003	2002

Dividend yield	0.46% –1.10%	1.20% – 1.30%	1.43%

Expected volatility	29.40% – 36.40%	29.20% – 32.00%	41.00%

Risk-free interest rate	3.35% – 4.30%	2.52%	3.50%

Expected life	6 years	6 years	6 years

Restricted stock has also been granted to employees. These grants have the same vesting provisions as stock options and the related compensation expense is recognized on an accelerated basis over the vesting period. The shares of restricted stock granted and the related compensation expense were as follows:

	Year of Grant
(dollars in millions)	2004	2003	2002
Shares granted	16,400	13,600	—
Total compensation expense	$1.9	$0.9	—

In addition, on February 7, 2000, an option was granted to the former President and Chief Executive Officer, James J. McNulty, to purchase 5% of the common stock of the company, as represented by an equivalent percentage of all Class A and Class B common stock issued at the date of demutualization. One-half of the option (Tranche A), or 2.5% of all common stock, had an aggregate exercise price of $21.8 million, which was estimated to be 2.5% of the fair value of the exchange at the grant date. Since demutualization had not been completed at the grant date, the fair value of CME was calculated based on the average value of all exchange memberships. The option for the remaining 2.5% of all common stock (Tranche B) had an aggregate exercise price of $32.8 million, or 3.75% of the fair value of the exchange at the grant date. As a result of the reorganization into a holding company structure, the Class A share equivalents previously embedded in the Class B shares of CME were converted into Class A shares of CME Holdings. Since the stock option for the former CEO was for 5% of all classes of stock outstanding and additional Class A shares were issued in the reorganization, the total number of Class A shares in the former CEO’s option increased by 145,543 shares.

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

The term of the option was 10 years. Under the option agreement, the exercise of the option could be settled with any combination of shares of Class A common stock or cash, at the discretion of the company. Although the option was for all classes of common stock outstanding, any exercise of the option was required to be for all or a portion of the option that was vested at the date of exercise. The former CEO could not elect to exercise the option for only certain classes of stock included in the option.

The former CEO’s option vested over a four-year period, with 40% vesting one year after the grant date and 20% scheduled to vest on that same date in each of the following three years. The former CEO stepped down on December 31, 2003, when his contract expired. Due to the vesting provisions of the option, the remaining 20% of the shares subject to the option that were unvested at that date were forfeited. As a result, the former CEO’s option was reduced by 287,716 Class A and 31 Class B shares, representing a total exercise price of $10.9 million. Accordingly, the stock-based compensation expense related to the former CEO’s option was credited $2.6 million for the expense that had been recognized in prior periods that related to the 20% of the option that was forfeited, resulting in a net credit to stock-based compensation expense for this option of $2.0 million in 2003.

When the former CEO exercised his option, CME elected to provide Class A shares for the value of the Class B portion of the option. As of December 2004, the former CEO had exercised all of his stock option. The option was satisfied through the issuance of 944,411 shares from the Omnibus Stock Plan to satisfy the Class A portion of the option and the issuance of 169,369 shares to satisfy the Class B portion of the option pursuant to a registration statement on Form S-8. In addition, the former CEO elected to satisfy the exercise price of his exercises in April and June 2004 through the surrender of a portion of the option, resulting in the cancellation of 206,451 Class A shares and 68 Class B shares.

The following table summarizes stock option activity for the three-year period ended December 31, 2004:

	Weighted Average Exercise Price	Employee Options Number of Shares	Former CEO Option Number of Shares
			Class A	Class B
Balance at December 31, 2001	$22.00	1,172,750	1,438,578	156
Granted	35.00	27,000	—	—
Exercised	22.00	(150)	—	—
Cancelled	22.00	(115,200)	—	—

Balance at December 31, 2002	22.32	1,084,400	1,438,578	156
Granted	63.26	479,800	—	—
Exercised	22.01	(190,584)	(121,272)	(13)
Cancelled	42.71	(24,992)	(287,716)	(31)

Balance at December 31, 2003	36.56	1,348,624	1,029,590	112
Granted	125.20	338,400	—	—
Exercised	28.12	(217,380)	(823,139)	(44)
Cancelled	46.42	(122,852)	(206,451)	(68)

Balance at December 31, 2004	$59.29	1,346,792	—	—

Total stock options outstanding and the portion of each option that can be exercised at December 31, 2004 were as follows:

	Total Options Outstanding	Exercisable Shares
Class A shares, by exercise price:
$22.00	608,890	468,640
$35.00	16,650	9,050
$63.01 to $ 74.68	403,227	59,347
$84.37 to $ 223.99	318,025	500

Total Stock Options	1,346,792	537,537

The weighted average contractual maturity of options outstanding and exercisable at December 31, 2004 was 7.7 years and 6.6 years, respectively. The employee options granted in 2002 and 2003 were 60% and 20% vested, respectively, at December 31, 2004.

18. CREDIT FACILITY

On October 15, 2004, CME renewed its $750.0 million secured committed line of credit with a consortium of banks. The secured credit agreement, which expires on October 14, 2005, is collateralized by clearing firm security deposits held by the exchange in the form of U.S. Treasury or agency securities, security deposit funds in IEF2 and performance bond deposits of the defaulting firm (if any). The amount held as available security deposit collateral at December 31, 2004 was $1.0 billion. The facility, which has never been used other than a one day draw in 2004 for $10.0 million to ensure that the facility would operate as intended, may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. Under the terms of the credit agreement, there are a number of covenants with which the exchange must comply. Among these covenants, the exchange is required to submit quarterly reports to the participating banks and maintain at all times a consolidated tangible net worth of not less than $90.0 million. Interest on amounts borrowed before maturity is calculated at the U.S. federal funds rate plus 45/100 of 1% per annum and after maturity at the U.S. federal funds rate plus 2.4% per annum. Commitment fees for the line of credit were $0.5 million for each of the years ended December 31, 2004, 2003 and 2002.

19. CONTINGENCIES AND GUARANTEES

Legal Matters. In November 2002, a former employee filed a complaint against CME in the Circuit Court of Cook County, Illinois which was subsequently amended to allege common law claims of retaliatory discharge. He is seeking damages in excess of $3.0 million. On November 19, 2004, the Circuit Court granted CME’s motion to dismiss the retaliatory discharge claim for failure to state a claim, with prejudice. CME has asserted three counterclaims against the former employee for breach of fiduciary duty, unlawful destruction of personal property and conversion, which remain pending. In June 2003, the former employee filed a complaint in the United States District Court for the Northern District of Illinois alleging that his employment was terminated because of his race in violation of Title VII, and that his employment termination violated Section 1981 (which prohibits discrimination in making and enforcing contracts). In this matter, the individual seeks reinstatement, back pay and benefits, punitive damages in the amount of $2.0 million, plus actual damages to be determined at trial. CME has asserted the same three counterclaims in the federal action as alleged in the state action. Both parties have filed motions for summary judgment. Based on its investigation and advice from legal counsel, management believes that plaintiff’s claims are without merit and will defend them vigorously.

On October 14, 2003, the U.S. Futures Exchange, L.L.C. and U.S. Exchange Holdings, Inc. (collectively, Eurex U.S.), filed suit against the CBOT and CME in the United States District Court for the District of Columbia. The suit alleges that CBOT and CME violated the antitrust laws and tortiously interfered with the business relationship and contract between Eurex U.S. and The Clearing Corporation. Eurex U.S. is seeking a preliminary injunction and treble damages. On December 12, 2003, the CBOT and CME filed separate motions to dismiss or, in the event the motion to dismiss is denied, to move the venue to the United States District Court for Northern Illinois. On September 2, 2004, the judge granted CBOT’s and CME’s motion to transfer venue to the Northern District of Illinois. In light of that decision, the judge did not rule on the motions to dismiss. Based on its investigation to date and advice from legal counsel, CME believes this suit lacks factual or legal foundation and intends to vigorously defend itself against these charges.

On August 3, 2004, McGraw-Hill Companies, Inc. filed suit against CME in the Southern District of New York seeking declaratory and injunctive relief relating to the scope and proper interpretation of the 1997 License Agreement under which the company trades various products based on S&P® indexes. McGraw-Hill claims that statements about a launch by CME of a variance product based on an S&P index amounts to a threatened breach of contract, misappropriation, federal trademark infringement and unfair competition, federal and state trademark dilution, common law trademark infringement, and common law unfair competition. McGraw-Hill is seeking unspecified damages in addition to an injunction. On September 20, 2004, CME filed its answer and counterclaims against McGraw-Hill, including a claim for breach of contract. CME is seeking unspecified damages. CME also named CBOE and CBOE Futures Exchange, LLC as additional parties and is seeking unspecified damages for tortious interference with contractual and prospective business relations and misappropriation. Based on its investigation to date and advice from legal counsel, the company believes McGraw-Hill’s claims are without merit and intends to defend them vigorously.

In addition, the company is a defendant in, and has potential for, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the company cannot be predicted with certainty, the company believes that the resolution of any of these matters will not have a material adverse effect on the consolidated financial position or results of operations.

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

Mutual Offset System. At December 31, 2004, CME was contingently liable on irrevocable letters of credit totaling $65.0 million that relate to the mutual offset agreement between CME and Singapore Exchange Derivatives Trading Ltd. (SGX). This mutual offset agreement allows a clearing firm of either exchange to execute after-hours trades at the other exchange. When a clearing firm of CME executes an after-hours trade at SGX, the resulting trade is transferred from SGX to CME, and CME assumes the financial obligation to SGX for the transferred trade. A similar obligation occurs when a clearing firm of SGX executes a trade at CME. The net position of each exchange to the other is marked-to-market daily based on the settlement prices of the applicable exchange, and settlement is made between the exchanges in cash. Since settlement prices at each exchange may differ at the end of any given day and Singapore is 13 to 14 hours ahead of Chicago, there may be a difference between the two settlement amounts and there will be a difference in the timing of the settlement. To allow for adequate and timely funding of the settlement and in the unlikely event of a payment default by a clearing firm, CME and SGX each maintain irrevocable standby letters of credit payable to the other exchange. Regardless of the irrevocable letter of credit, CME guarantees all cleared transactions submitted by its members through SGX and would initiate procedures designed to satisfy these financial obligations in the event of a default, such as the use of security deposits and performance bonds of the defaulting clearing firm.

Cross-Margin Agreements. CME and the Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm’s positions in certain CME futures and options on futures are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC. If a participating firm defaults, the gain or loss on the liquidation of the firm’s open position and the proceeds from the liquidation of the cross-margin account are split 50.0% each to OCC and CME.

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

Additionally, for both the LCH and the FICC cross-margin agreements, if, after liquidation of all the positions and collateral of the defaulting firm at each respective clearing organization, and taking into account any cross-margining loss sharing payments, if any of the participating clearing organizations has a remaining liquidating surplus, and any other participating clearing organization has a remaining liquidating deficit, any additional surplus from the liquidation will be shared with the other clearing houses to the extent that they have a remaining liquidating deficit. Any remaining surplus funds will be passed to the bankruptcy trustee.

GFX Letter of Credit. CME guarantees a $2.5 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. The letter of credit will be drawn on in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place a performance bond on deposit with its clearing firm. In the unlikely event of a payment default by GFX, GFX’s performance bond would first be used to cover the deficit. If this amount is not sufficient, the letter of credit would be used and finally, CME would guarantee the remaining deficit, if any.

Interest Earning Facility Program. Clearing firms, at their option, may instruct CME to invest cash on deposit for performance bond purposes in a portfolio of securities that is part of the Interest Earning Facility program. The first IEFs were organized in 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of the first IEFs totaled $87.5 million at December 31, 2004 and is guaranteed by the exchange. The investment portfolios of these facilities are managed by two of the exchange’s approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips and reverse repurchase agreements. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. At December 31, 2004, all funds in the first IEFs were invested in overnight reverse repurchase agreements. If funds invested in the IEF are required to be liquidated due to a clearing firm redemption transaction and funds are not immediately available due to lack of liquidity in the investment portfolio, default of a repurchase counterparty, or loss in market value, CME guarantees the amount of the requirement. Management believes that the market risk exposure relating to its guarantee is not material to the consolidated financial statements taken as a whole. Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements of Guarantees of Indebtedness of Others,” requires that an entity (CME) issuing a guarantee recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. CME has evaluated its requirements under FIN No. 45 and concluded that no significant liability is required to be recorded.

Intellectual Property Indemnifications. Some agreements with customers accessing CME Globex and utilizing market data services and CME SPAN software contain indemnifications from intellectual property claims that may be made against them as a result of their use of these products. The potential future claims relating to these indemnifications cannot be estimated and, therefore, in accordance with FIN No. 45, no liability has been recorded.

20. GFX DERIVATIVES TRANSACTIONS

GFX Corporation engages primarily in the purchase and sale of CME foreign exchange contracts. GFX also engaged in purchases and sales of CME Eurodollar futures contracts on CME Globex during 2003 and the first six months of 2004. GFX posts bids and offers in these products on the CME Globex electronic trading platform to maintain a market and promote additional liquidity in these products. GFX limits risk from these transactions through offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing firm. Any residual open positions are marked to market on a daily basis, and all net realized and unrealized gains and losses are included in other revenue in the accompanying consolidated statements of income. Net trading gains totaled $7.7 million in 2004, $6.8 million in 2003 and $3.2 million in 2002. At December 31, 2004, futures positions held by GFX had a notional value of $99.1 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position.

21. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of all classes of common stock outstanding each year. Diluted earnings per share reflects the increase in shares using the treasury stock method to reflect the impact of an equivalent number of shares of common stock if stock options and restricted stock awards were exercised or converted into common stock. The option granted to the former CEO has been fully exercised as of June 2004. Prior to that date, the dilutive effect of this option was calculated as if the entire option, including the Class A share and Class B share portions of the option, was satisfied through the issuance of Class A shares. The diluted weighted average number of common shares outstanding at December 31, 2004 excludes the incremental effect related to 2,500 outstanding stock options that would be anti-dilutive.

	2004	2003	2002
Net Income (in thousands)	$219,555	$122,132	$94,067

Weighted Average Common Shares Outstanding:
Basic	33,544,693	32,691,427	29,066,242
Effect of stock options	840,300	1,210,740	959,253
Effect of restricted stock grants	25,887	32,791	35,042

Diluted	34,410,880	33,934,958	30,060,537

Earnings per Share:
Basic	$6.55	$3.74	$3.24
Diluted	6.38	3.60	3.13

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

23. QUARTERLY INFORMATION (UNAUDITED)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2004:
Net revenues	$166,372	$187,001	$192,389	$188,027	$733,789
Income before income taxes	77,412	96,274	99,879	94,091	367,656
Net income	46,060	57,283	59,428	56,784	219,555
Earnings per share:
Basic	$1.40	$1.72	$1.75	$1.67	$6.55
Diluted	1.35	1.66	1.72	1.64	6.38

Year Ended December 31, 2003:
Net revenues	$126,016	$142,391	$135,010	$132,624	$536,041
Income before income taxes	43,754	59,370	52,881	50,120	206,125
Net income	26,121	35,013	31,397	29,601	122,132
Earnings per share:
Basic	$0.80	$1.07	$0.96	$0.90	$3.74
Diluted	0.77	1.03	0.93	0.87	3.60

SHARE INFORMATION

CLASS A COMMON STOCK

Our Class A common stock is listed on the New York Stock Exchange under the ticker symbol “CME.” As of February 10, 2005, there were 748 holders of record of our Class A Common Stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on a quarterly basis, as reported on the New York Stock Exchange.

2003	High	Low	2004	High	Low
First Quarter	$50.00	$41.35	First Quarter	$99.74	$72.50
Second Quarter	70.04	46.15	Second Quarter	144.85	96.51
Third Quarter	79.30	65.55	Third Quarter	162.55	116.61
Fourth Quarter	75.05	63.85	Fourth Quarter	229.67	161.00

CLASS B COMMON STOCK

Our Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of our Class B common stock is associated with a membership in a specific division of the exchange. CME’s rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are CME (Chicago Mercantile Exchange), IMM®(International Monetary Market), IOM®(Index and Option Market) and GEM®(Growth and Emerging Markets).

Class B shares and the associated trading rights are bought and sold through our Shareholder Relations and Membership Services Department. In addition, trading rights may be leased through the department. Trading rights sales are reported on our Web site at www.cme.com. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separately from the associated trading rights, would be determined by the value of our Class A common stock. As of February 10, 2005, there were 1,969 holders of record of our Class B common stock.

DIVIDENDS

The following table sets forth the dividends we paid on our Class A and Class B common stock in the last two years:

Record Date	Dividend per Share	Record Date	Dividend per Share
March 10, 2003	$0.14	March 10, 2004	$0.26
June 10, 2003	0.14	June 10, 2004	0.26
September 10, 2003	0.14	September 10, 2004	0.26
December 10, 2003	0.21	December 10, 2004	0.26

We intend to pay regular quarterly dividends to our shareholders. The decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our board of directors deems relevant. Our existing credit facility as well as future credit facilities, other future debt obligations and statutory provisions may limit our ability to pay dividends. On January 31, 2005, the board of directors declared a regular quarterly dividend of $0.46 per share, representing a 77 percent increase over the prior quarter, to be paid on March 28, 2005, to shareholders of record on March 10, 2005.