Form 10-K, Exhibit 13
period 2005-12-31
CHICAGO MERCANTILE EXCHANGE HOLDINGS INC
filed 2006-03-06
CIK 1156375

Exhibit 13.1

SELECTED FINANCIAL DATA AND KEY STATISTICAL INFORMATION

The following selected income statement and balance sheet data was derived from the consolidated financial statements of Chicago Mercantile Exchange Holdings Inc. and subsidiaries and should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein.

	YEAR ENDED OR AT DECEMBER 31
(in millions, except per share data)	2005	2004	2003	2002	2001
Income Statement Data:
Net revenues[1]	$920.5	$733.8	$536.0	$453.2	$387.2
Expenses	412.1	366.1	329.9	298.9	261.4
Net income	306.9	219.6	122.1	94.1	75.1
Earnings per share:[2]
Basic	$8.94	$6.55	$3.74	$3.24	$2.61
Diluted	8.81	6.38	3.60	3.13	2.57
Cash dividends per share	1.84	1.04	0.63	0.60	—

Balance Sheet Data:
Total assets	$3,969.4	$2,857.5	$4,872.6	$3,355.0	$2,066.9
Shareholders’ equity	1,118.7	812.6	563.0	446.1	248.4

The following table presents key statistical information on volume of contracts traded, expressed in round turn trades and excluding our TRAKRS and auction–traded products, as well as information on notional value of contracts traded:

	YEAR ENDED OR AT DECEMBER 31
(in thousands except notional value)	2005	2004	2003	2002	2001
Average Daily Volume:
Product Lines:
Interest rate	2,380	1,705	1,234	1,226	1,092
Equity	1,394	1,164	1,057	825	425
Foreign exchange	334	202	135	96	89
Commodity	50	40	35	30	34

Total Average Daily Volume	4,158	3,111	2,461	2,177	1,640

Method of Trade:
Open outcry	1,214	1,281	1,382	1,398	1,282
CME Globex	2,895	1,786	1,041	747	326
Privately negotiated	49	44	38	32	32

Total Average Daily Volume	4,158	3,111	2,461	2,177	1,640

Other Data:
Total Notional Value (in trillions)	$638	$463	$334	$329	$294
Total Trading Volume	1,047,909	787,186	620,289	548,667	411,712
Open Interest at Year End (contracts)	30,083	22,478	16,301	12,483	15,039

[1]	Revenues are net of securities lending interest expense. Securities lending transactions began in June 2001.

[2]	Earnings per share are presented as if common stock issued on December 3, 2001 as part of our reorganization into a holding company structure had been outstanding for all periods presented.

28	CME 2005 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

Overview: Includes a discussion of our business structure; current economic and industry-wide trends relevant to our business; the strategy we utilize to address opportunities, challenges and risks; and the primary sources of revenue as well as expenditures required to generate that revenue.

Critical Accounting Policies: Provides an explanation of accounting estimates and assumptions material to our financial results.

Recent Accounting Pronouncements: Includes an evaluation of recent accounting pronouncements and their potential impact on our financial results.

Results of Operations for 2005 Compared with 2004.

Results of Operations for 2004 Compared with 2003.

Liquidity and Capital Resources: Includes a discussion of our future cash requirements, capital resources and expenditures and financing arrangements.

References in this discussion and analysis to “we” and “our” are to Chicago Mercantile Exchange Holdings Inc. and its consolidated subsidiaries, collectively. References to our “exchange” are to Chicago Mercantile Exchange Inc. and its subsidiaries, collectively.

OVERVIEW

Business Structure

Our exchange was organized in 1898 as a not-for-profit membership organization. On November 13, 2000, we became a for-profit corporation by converting membership interests into shares of common stock. On December 3, 2001, we completed our reorganization into a holding company structure. As a result of this reorganization, Chicago Mercantile Exchange Inc. (CME) became a wholly owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (CME Holdings). In our reorganization, CME shareholders exchanged their shares for shares of CME Holdings. After the reorganization, these shareholders owned the same percentage of CME Holdings common stock that they previously owned of CME common stock. CME shareholders retained their trading privileges in CME. In December 2002, CME Holdings completed the initial public offering of its Class A common stock. CME Holdings’ Class A common stock is listed on the New York Stock Exchange and The Nasdaq National Market under the ticker symbol “CME.”

CME 2005 ANNUAL REPORT	29

We are the largest futures exchange in the United States for the trading of futures and options on futures contracts, as measured by 2005 annual trading volume. For the first time, our annual trading volume for the year surpassed one billion contracts.

Futures contracts and options on futures contracts provide investors with vehicles for protecting against, and potentially profiting from, price changes in financial instruments and physical commodities. Futures contracts are legally binding standardized agreements to buy or sell a financial instrument or commodity, specifying quantity and quality at a set price on a future date. Certain futures contracts, such as commodities and foreign exchange products, may result in physical delivery of the product traded. Other futures contracts, including those for equity index and interest rate products, are cash settled and do not involve physical delivery. To provide additional flexibility to the investment community, we also offer trading in options on futures contracts. These contracts offer the customer the right, but not the obligation, to buy or sell an underlying futures contract at a particular price.

We are a global exchange with customer access available in more than 70 countries. Our customers consist of professional traders, financial institutions, individual and institutional investors, major corporations, manufacturers, producers, supranational entities and governments. Customers include both members of the exchange as well as non-members.

We offer our customers the opportunity to trade futures contracts and options on futures contracts on a range of products including those based on interest rates, equities, foreign exchange, commodities and alternative investments. Our products provide a means for hedging, speculating and allocating assets. We identify new products by monitoring economic trends and their impact on the risk management and speculative needs of our existing and prospective customers.

Our four major product lines are traded through our CME Globex electronic trading platform and our open outcry trading floors. Both of these execution facilities offer our customers immediate trade execution and price transparency. In addition, trades can be executed through privately negotiated transactions that are cleared and settled through our clearing house.

Our clearing house clears, settles and guarantees every futures and options on futures contract traded through our exchange as well as those traded by the Chicago Board of Trade (CBOT). Ownership and control of our own clearing house enables us to capture the revenue associated with both the trading and clearing of our products. Ownership also enables us to more quickly and efficiently bring new products to market through coordination of our clearing functions with our product development, technology, market regulation and risk management activities.

Our clearing house performance guarantee is an important function of our exchange. Because of this guarantee, our customers do not need to evaluate the credit of each potential counterparty or limit themselves to a selected set of counterparties. This flexibility increases the potential liquidity available for each trade. Additionally, the substitution of our clearing house as the counterparty to every transaction allows our customers to establish a position with one party and then to offset the position with another party. This contract offsetting process provides our customers with flexibility in establishing and adjusting positions and provides for performance bond efficiencies.

To ensure performance of counterparties, we establish and monitor financial requirements for our clearing firms and mark-to-market their positions at least twice a day. We also set minimum performance bond requirements for our traded products. In the unlikely event of a payment default by a clearing firm, we would first apply assets of the clearing firm to cover its payment obligation. These assets include security deposits, performance bonds and any other available assets, such as the proceeds from the sale of pledged Class A and Class B common stock and associated trading rights of the clearing firm at our exchange that are owned by or assigned to the clearing firm. In addition, we would make a demand for payment pursuant to any applicable guarantee provided to the exchange by the parent of a clearing firm. Thereafter, if the payment default remains unsatisfied, we would use CME’s surplus funds, security deposits of other clearing firms and funds collected through an assessment against all other solvent clearing firms to satisfy the deficit.

30	CME 2005 ANNUAL REPORT

Industry Trends

Futures and options markets have become a global growth industry, with a compound annual growth rate of 43% from 2002 through June 2005 based on notional value. At the end of 2005, there were 57 futures exchanges located in 30 countries, including nine futures exchanges in the United States. By comparison, the over-the-counter (OTC) derivatives markets have grown at a compound annual growth rate of 32% during that same period. There are a number of secular trends that we believe will continue to drive growth and innovation in our industry. They include:

•	A greater need for risk management and hedging tools in an increasingly uncertain global, political and economic climate;

•	Growing investor sophistication regarding derivatives and risk transfer markets;

•	A shift in asset management strategy away from passive buy-and-hold equity investment strategies towards more active strategies including those involving alternative investments and asset classes; and

•	Growth in hedge funds and managed funds as alternative investment vehicles designed to generate more trading-based returns than investing on the basis of other market strategies. These types of alternative investment vehicles often utilize exchange-traded derivatives contracts.

Changing market dynamics have also led to increasing competition in all aspects of our business from both domestic and international sources. We face competition from other futures, securities and securities option exchanges; OTC markets and clearing organizations; consortia formed by our members and large market participants; alternative trade execution facilities; and technology firms, including market data distributors and electronic trading system developers.

We expect competition to continue to intensify, particularly as a result of technological advances and reductions in the regulatory requirements for the development of products and markets that are competitive with our own. Additional factors that may intensify competition in the future include:

•	An increase in the number of for-profit exchanges;

•	The consolidation of our customer or intermediary base;

•	An increased demand for electronic trading and electronic order routing services; and

•	The increased ability of other exchanges to leverage their technology investment and electronic distribution to enter new markets and list products that compete with our own.

Strategy

Our current strategy specifically focuses on leveraging our benchmark products, scalable infrastructure and clearing and trade matching technologies to benefit customers. It includes coordinated efforts to:

•	Grow our existing business by expanding customer access to our markets and services, enhancing and offering additional trade execution choices, and improving our market data products;

•	Broaden our product range through innovative new products and optimization of existing products, based on research and development in collaboration with customers;

•	Provide third-party transaction processing, clearing and related services; and

•	Explore new business opportunities such as joint ventures, alliances and selective acquisitions of businesses and technologies.

This strategy will enable us to continue to evolve into a more broadly diversified financial exchange that offers trading and clearing solutions across additional products and asset classes.

In conjunction with our demutualization and corporate reorganization in late 2000, we adopted a for-profit business strategy that has been integrated into our operations. As part of this integration process, we have examined and will continue to examine, and potentially modify, the fees we charge for our products in order to increase revenues and profitability, as well as provide incentives for members and non-members to use our markets to further enhance the liquidity of these markets. In addition, we have maintained a focus on expense discipline and specifically concentrated our expenditures on projects designed to enhance our profitability for the benefit of our shareholders.

CME 2005 ANNUAL REPORT	31

Primary Sources of Revenue

Clearing and transaction fees. A significant portion of our revenue is derived from clearing and transaction fees, which include clearing fees, CME Globex electronic trading fees and other volume-related charges for contracts executed through our trading venues. Because clearing and transaction fees are assessed on a per-contract side basis, revenues and profitability fluctuate with volume changes. In addition to the secular trends discussed previously, our revenues and trading volume tend to increase during global or domestic periods of economic and geopolitical uncertainty. This is because our customers seek to manage their exposure to, or speculate on, the market volatility resulting from uncertainty. In addition, our volume is seasonal and we typically experience higher sequential volume during the first and second quarters followed by decreases in the third and fourth quarters of the calendar year.

While volume has a significant impact on our clearing and transaction fees revenue, there are four other factors that also influence this source of revenue:

•	Rate structure;

•	Mix of products traded;

•	Trading venue; and

•	The percentage of trades executed by customers who are members compared with non-member customers.

Rate structure. Certain customers benefit from volume discounts and limits on fees as part of our effort to increase liquidity in our markets. Changes in fees, volume discounts, limits on fees and member discounts, including some that may be significant, may occur periodically based on our review of operations and the business environment.

As a result of their rate structure, Total Return Asset Contracts (TRAKRS) and auction-traded products are excluded from disclosures of trading volume and average rate per contract in this discussion and analysis. Clearing and transaction fees on these products are minimal relative to other CME products. TRAKRS are exchange-traded non-traditional futures contracts that trade electronically on the CME Globex electronic platform. Auction products, which include CME economic derivatives, were introduced in September 2005 and are traded in CME Auction Markets.

Product mix. We offer trading of futures and options on futures contracts on a wide-ranging set of products based on interest rates, equities, foreign exchange, commodities and alternative investments. Rates are determined by product in order to optimize revenue on existing products and support introduction of new products by encouraging trading volume.

Trading venue. Our exchange is an international marketplace that brings together buyers and sellers through our CME Globex electronic trading platform as well as through open outcry trading on our trading floors and privately negotiated transactions. Any customer guaranteed by a clearing firm is able to obtain direct access to our CME Globex platform. Open outcry trading is conducted exclusively by our members.

Typically, trades executed through CME Globex are charged fees for using the electronic trading platform in addition to the clearing fees assessed on all transactions executed on our exchange. Trades executed as privately negotiated transactions also incur additional charges beyond the clearing fees assessed on all transactions.

Member/non-member mix. Generally, member customers are charged lower fees than our non-member customers. Holding all other factors constant, revenue decreases if the percentage of trades executed by members increases, and increases if the percentage of non-member trades increases.

We attempt to mitigate the risk of unpredictable volume decreases by targeting specific changes to clearing and transaction fees, creating volume incentives, opening access to new markets and introducing new products.

32	CME 2005 ANNUAL REPORT

Processing services. To further diversify the range of services we offer, we have entered into clearing and transaction processing agreements with other exchanges. This revenue will fluctuate as the trading volumes of these exchanges fluctuate.

The most significant portion of this revenue is derived from our agreement with the CBOT. In April 2003, we entered into an agreement to provide clearing and related services for CBOT futures and options on futures contracts. We began to provide these services for some products in November 2003, and as of January 2004, we began to clear all CBOT products. The current agreement expires in January 2009.

The remaining portion of this revenue includes fees for listing new crude oil and natural gas futures products on the CME Globex platform for the New York Mercantile Exchange (NYMEX) and fees for processing single stock futures trades for certain CME clearing firms that execute trades at OneChicago, LLC (OneChicago). OneChicago is our joint venture in single stock futures and futures on narrow-based stock indexes that initiated trading in November 2002. Our agreement with NYMEX has expired and we no longer listed NYMEX products as of November 18, 2005.

Quotation data fees. We receive quotation data fees from the sale of our market data. Our market data services are provided to professional and non-professional customers.

Subscribers can obtain access to real-time, delayed and end-of-day quotation, trade and market summary data for our products. Users of our basic service pay a flat monthly fee for each screen, or device, displaying our market data. Alternatively, customers can subscribe to market data provided on a limited group of products, such as our CME E-mini products. The fees for this service is a relatively nominal flat rate per month.

Pricing for our market data services is based on the value of the service provided, our cost structure for the service and the price of comparable services offered by our competitors. Increases or decreases in our quotation data fees revenue is influenced by changes in our price structure for existing market data offerings, introduction of new market data services and changes in the number of subscribers. General economic factors that affect the financial services industry, which constitutes our primary customer base, also influence revenue from our market data fees.

Other sources. Other sources of revenue include access fees, communication fees, investment income and securities lending interest income.

•	Access fees are the connectivity charges to customers of our CME Globex platform, to our market data vendors and to direct market data customers. The fee each customer is charged varies depending on the type of connection provided.

•	Communication fees consist of charges to members and clearing firms that utilize our various telecommunications networks and communications services. Revenue from communication fees is largely dependent on open outcry trading, as a significant portion relates to telecommunications on the trading floor.

•	Investment income represents income generated by the short-term investment of our excess cash balances and clearing firms’ cash performance bonds and security deposits; interest income and net realized gains and losses from our marketable securities; and gains and losses on trading securities in our non-qualified deferred compensation plans. The investment results of our non-qualified deferred compensation plans do not affect our net income as there is an equal impact in our compensation and benefits expense. Investment income is influenced by our operating results, market interest rates and changes in the levels of cash performance bonds deposited by clearing firms. Beginning in July 2003, investment income also included earnings on our first Interest Earning Facility (IEF) programs. These IEFs were discontinued in December 2005.

•	Securities lending transactions utilize a portion of the securities that clearing firms deposit to satisfy their proprietary performance bond requirements. Securities lending interest income is presented separately in the consolidated statements of income. Substantial interest expense is incurred as part of this securities lending activity and is presented as a deduction from total revenues to arrive at net revenues.

•	Other revenue is composed of fees for administering our IEF program, trade order routing, and various services to members. We offer clearing firms the opportunity to invest cash performance bonds in our various IEF offerings. These clearing firms receive interest income, and we receive a fee based on total funds on deposit. In addition, other revenue includes trading gains and losses generated by GFX Corporation (GFX), our wholly owned subsidiary that trades primarily in foreign exchange futures contracts to enhance liquidity in our electronic markets for these products.

CME 2005 ANNUAL REPORT	33

Primary Expenses

The majority of our expenses fall into four categories:

•	Compensation and benefits;

•	Professional fees, outside services and licenses;

•	Communications and computer and software maintenance; and

•	Depreciation and amortization.

Compensation and benefits. Compensation and benefits expense is our most significant expense and includes employee wages, bonuses, stock-based compensation, benefits and employer taxes. Changes in this expense are driven by increases in wages as a result of inflation or labor market conditions, fluctuations in the number of employees, rates for employer taxes and price increases affecting benefit plans. In addition, this expense is affected by the composition of our work force, which includes a growing percentage of technology-related employees. The expense associated with our bonus and stock-based compensation plans can also have a significant impact on this expense category and may vary from year to year.

In 2003, our shareholders approved our annual incentive plan, and since that date, the bonus component of our compensation and benefits expense has been based on our financial performance. Under the performance criteria established since the annual incentive plan was approved, if we achieve the cash earnings target established by the Compensation Committee of our Board of Directors, the bonus pool funded under the plan would be the “target incentive pool.” Cash earnings are defined as net income excluding depreciation and amortization expense and tax-effected stock-based compensation expense less capital expenditures. Under the plan, if our actual cash earnings equal 80% of the established target for a given year, the bonus pool will be reduced by approximately 50%. There will be no bonus if our cash earnings are less than 80% of the target, other than for non-exempt employees who may receive a bonus under our discretionary bonus program. If our actual cash earnings equal 120% of the target or higher, the bonus pool would be increased by approximately 50% from the target incentive pool, which is the maximum amount that is allowed under the plan. If our performance is between the threshold performance level of 80% of the cash earnings target and the maximum performance level of 120% of the cash earnings target, the bonus will be calculated based on the level of performance achieved. The Compensation Committee may adjust the target level of performance for material, unplanned revenue, expense or capital expenditures to meet intermediate to long-term growth opportunities.

Stock-based compensation is a non-cash expense related to stock options and restricted stock grants. At year-end 2002, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, and elected the retroactive restatement method of adoption. Stock-based compensation varies depending on the quantity and fair value of options granted. Fair value is derived using the Black-Scholes model and assumptions about our dividend yield, the expected volatility of our stock price based on implied and historical volatility, the risk-free interest rate and the expected life of the options granted.

Professional fees, outside services and licenses. Professional fees, outside services and licenses expense consists primarily of consulting services provided for major technology initiatives, license fees paid as a result of trading volume in equity index products and legal and accounting fees. This expense fluctuates primarily as a result of changes in the number of consultants needed to complete technology initiatives, equity index product trading volume and fee structure changes that affect license fees as well as other undertakings that require the use of professional services. In addition, in 2004 we began to incur expense under our revenue sharing agreement with Singapore Exchange Derivatives Trading Ltd. (SGX). Revenue sharing expense fluctuates based on our percentage of electronically traded CME Eurodollar contracts. Under the terms of our agreement with SGX, this expense cannot exceed $0.3 million per month.

34	CME 2005 ANNUAL REPORT

Communications and computer and software maintenance. Communications and computer and software maintenance expense consists primarily of costs for network connections to the CME Globex platform and some market data customers; maintenance of the hardware and software required to support our technology; telecommunications costs of our exchange; and fees paid for access to external market data. This expense is affected primarily by the growth of electronic trading and our capacity requirements. Our computer and software maintenance costs are driven by the number of transactions processed as well as the number of bid and offer quotes received and reflected in the order book for electronic trading, rather than the number of contracts traded.

Depreciation and amortization. Depreciation and amortization expense results from the depreciation of property purchased or acquired under capitalized leases, as well as the amortization of purchased and internally developed software. This expense has increased consistently from year to year due to significant technology investments in equipment and software that began in late 1998. In addition, effective January 1, 2004, we decreased the depreciable lives for new technology equipment purchases to three years and for new personal computer purchases to two years. Previously, the depreciable lives of these assets were four years and three years, respectively.

Other expenses. We incur additional expenses for occupancy, marketing, advertising and public relations and other expenses.

With the exception of license fees paid for the trading of our equity index contracts and a component of our trading facility rent that is related to open outcry trading volume, most of our expenses do not vary directly with changes in our trading volume.

CRITICAL ACCOUNTING POLICIES

The notes to our consolidated financial statements include disclosure of our significant accounting policies. In establishing these policies within the framework of accounting principles generally accepted in the United States, management must make certain assessments, estimates and choices that will result in the application of these principles in a manner that appropriately reflects our financial condition and results of operations. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to affect our financial position and operating results. While all decisions regarding accounting policies are important, there are three accounting policies that we consider to be critical. These critical policies, which are presented in detail in the notes to our consolidated financial statements, relate to income taxes, internal use software costs and stock-based compensation.

Calculation of the income tax provision includes an estimate of the income taxes that will be paid for the current year as well as an estimate of income tax liabilities or benefits deferred into future years, as determined in accordance with SFAS No. 109, “Accounting for Income Taxes.” As required by the provisions of SFAS No. 109, our deferred tax assets are reviewed to determine if all assets will be realized in future periods. To the extent that it is determined some deferred tax assets will not be fully realized, the assets must be reduced by a valuation allowance. We expect to realize the benefit of all deferred tax assets based on expectations of future taxable income and, therefore, no valuation allowance has been established. The calculation of our tax provision involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other applicable tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes may be due. If payment of these amounts varies from our estimate, our income tax provision would be reduced or increased at the time that determination is made. This determination may not be known for several years. Past tax audits have not resulted in tax adjustments that would result in a material change to the income tax provision in the year the audit was completed. The effective tax rate, defined as the income tax provision as a percentage of income before income taxes, will vary from year to year based on changes to tax rates and regulations. In addition, the effective tax rate will vary with changes to income that are not subject to income tax, such as municipal interest income, and changes in expenses that are not deductible, such as costs associated with our secondary offerings in 2003 and certain lobbying expenses.

CME 2005 ANNUAL REPORT	35

Certain costs for employees and consultants that are incurred in connection with work on development or implementation of software for our internal use are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Costs capitalized are for application development or implementation, as required by SOP 98-1, for software projects that will result in significant new functionality and that are generally expected to cost in excess of $0.5 million. The amount capitalized is determined based on the time spent by the individuals completing the eligible software-related activity and the compensation and benefits or consulting fees incurred for these activities. Projects are monitored during the development cycle to assure that they continue to meet the capitalization criteria of SOP 98-1 and that the project will be completed and placed in service as intended. Any previously capitalized costs are expensed at the time a decision is made to abandon a software project. Completed internal use software projects, as well as work-in-progress projects, are included as part of property in the consolidated balance sheets. Once completed, the accumulated costs for a particular software project are amortized over the anticipated life of the software, generally three years. Costs capitalized for internal use software will vary from year to year based on our technology-related business requirements.

At year-end 2002, we adopted the fair value method for expensing stock options under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and elected the retroactive restatement method of adoption. All periods presented reflect stock-based compensation expense that would have been recognized had the provisions of SFAS No. 123 been applied to all stock options granted to employees. We have elected the accelerated method for recognizing the expense related to stock grants. Due to this election and the vesting provisions of our stock grants, a greater percentage of the total expense is recognized in the first and second years of the vesting period than would be recorded if we used the straight-line method.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which requires use of the fair value method of accounting for share-based payment transactions with employees. Under SFAS No. 123(R), we will be required to estimate expected forfeitures of stock grants instead of our current practice of accounting for forfeitures as they occur. In addition, we will also begin to classify the excess tax benefits, if any, related to employee option exercises as financing activities rather than operating activities in our consolidated statement of cash flows. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. We cannot estimate what those amounts will be in the future because they are dependent on, among other things, when employees exercise stock options. We plan to continue to use the Black-Scholes model, which we have used since adopting the fair value method, to determine the fair value of stock option grants. In April 2005, the U.S. Securities and Exchange Commission adopted a rule that amended the effective date of SFAS No. 123(R). Under this rule, SFAS No. 123(R) is now effective for public companies at the beginning of the first fiscal year that begins after June 15, 2005. We will adopt SFAS No. 123(R) effective January 1, 2006. The impact of adopting SFAS 123(R) is not expected to be material to our annual results.

RESULTS OF OPERATIONS FOR 2005 COMPARED WITH 2004

2005 Financial Highlights

•	Net revenues increased by 25% to $920.5 million driven primarily by increases in clearing and transaction fees, investment income, processing services and quotation data fees.

•	Total expenses increased by 13% to $412.1 million due primarily to technology spending related to additional functionality and capacity.

•	Growth in revenues exceeded increases in expenses resulting in an increase in our operating margin to 55% from 50% in 2004. Operating margin is defined as income before income taxes expressed as a percentage of net revenues.

•	Total property additions increased to $87.6 million primarily due to continued investments in capacity related to transaction growth and additional functionality.

•	Working capital, defined as current assets less current liabilities, grew by $280.9 million.

36	CME 2005 ANNUAL REPORT

Revenues

			Change
(dollars in millions)	2005	2004	Amount	Percentage
Clearing and transaction fees	$696.2	$553.0	$143.2	26%
Processing services	68.7	55.9	12.8	23
Quotation data fees	71.7	60.9	10.8	18
Access fees	18.9	16.4	2.5	15
Communication fees	9.0	10.0	(1.0)	(11)
Investment income	31.5	14.5	17.0	117
Securities lending interest income	58.7	20.3	38.4	n.m.
Other	22.6	21.8	0.8	4

Total Revenues	977.3	752.8	224.5	30
Securities lending interest expense	(56.8)	(19.0)	(37.8)	n.m.

Net Revenues	$920.5	$733.8	$186.7	25

n.m. not meaningful

Revenue Highlights. Net revenues increased by 25% primarily as a result of the following factors:

•	Clearing and transaction fees increased by $143.2 million due primarily to a 34% increase in average daily trading volume.

•	Trading volume executed through CME Globex increased for all product lines.

•	Processing services reached $68.7 million due primarily to volume increases at the CBOT and NYMEX.

•	Quotation data fees increased by $10.8 million primarily as a result of a fee increase.

•	Interest rate increases in the marketplace favorably affected investment income. Increased funds available for investment, resulting primarily from our profitability, contributed to an increase in investment income.

Clearing and Transaction Fees. A significant portion of the increase in clearing and transaction fees in 2005 was attributable to the 34% increase in average daily trading volume. In 2005, we set annual volume records in our four major product lines and, for the first time ever, the total annual volume of our products surpassed one billion contracts during 2005 compared with our previous record of 787 million contracts in 2004. In addition, there was an increase in the percentage of trading volume executed through the CME Globex platform. In 2005, CME Globex volume was 70% of average daily trading volume, compared with 57% during 2004. All of our product lines experienced growth in CME Globex volume during 2005 when compared with 2004. On September 2, 2005, CME Globex volume set a new single-day record of 6.9 million contracts traded.

The following table summarizes average daily trading volume (in thousands) and revenue. All amounts exclude TRAKRS and auction-traded products.

	2005	2004	Percentage Change
CME Product Line Volume:
Interest rate	2,380	1,705	40%
Equity	1,394	1,164	20
Foreign exchange	334	202	65
Commodity	50	40	23

Total Average Daily Volume	4,158	3,111	34

CME Globex Volume	2,895	1,786	62
CME Globex Volume as a Percentage of Total Volume	70%	57%
Clearing and Transaction Fees (in millions)	$695.7	$552.6
Average Rate per Contract	$0.664	$0.702

CME 2005 ANNUAL REPORT	37

We experienced an increase in our interest rate volume in 2005 compared with 2004 due to the following factors:

•	Expansion in the use of our electronic trading platform as a result of technological enhancements;

•	Rising short-term interest rates and periods of heightened volatility, although overall implied volatility was lower than in 2004;

•	Increased volume by European market participants due to higher relative volatility in the U.S. compared to the Eurozone;

•	Increased utilization of competitive fee programs designed to encourage the participation of market makers and global proprietary trading firms; and

•	The appeal of tiered pricing provided to high volume traders.

The average daily volume of interest rate products traded electronically increased from 594,000 contracts in 2004 to 1.3 million contracts in 2005 with 57% of interest rate volume executed on the CME Globex platform compared with 35% in 2004.

Trading volume for our equity products increased primarily as a result of the continued growth in our CME E-mini products due to increased distribution to new users. This was achieved despite volatility in the U.S. equity markets that was 17% lower in 2005 when compared with 2004 as measured by the CBOE Volatility Index. During 2005, average daily volume of CME E-mini products increased by 21% to 1.3 million contracts when compared with 2004. The strongest growth in average daily volume occurred in CME E-mini S&P 500 futures, which increased by 0.2 million contracts, CME E-mini Russell 2000 futures and CME E-mini S&P MidCap 400 futures. We also experienced growth in our E-mini equity option products.

Our foreign exchange volume has benefited from increased demand from automated trading systems, driven primarily by technology enhancements that allow faster execution. We also experienced volume growth from commodity trading advisors and large hedge funds as a result of initiatives implemented in 2005. Fee incentive programs initiated during the second quarter of 2004 also resulted in increased trading on the CME Globex platform. In 2005, 81% of our foreign exchange volume was executed through CME Globex compared with 66% in 2004. In 2005, we set a new single-day foreign exchange volume record of 872,000 contracts and a single-day volume record of 631,000 contracts traded electronically.

Partially offsetting the impact of the increase in trading volume on revenue was a decrease in the average rate, or revenue, per contract. The average rate per contract decreased to $0.664 for 2005 from $0.702 in 2004 primarily due to the following factors:

•	An increase in the percentage of trades by member customers reduced the rate per contract. As a result of a decrease in the capital investment required to become a clearing firm, which became effective October 1, 2004, there was an increase in the number of inactive clearing firms that are charged member rates. During 2005, we also implemented a program to allow multiple hedge funds within the same fund group to receive member rates.

•	Growth in interest rate, equity and foreign exchange trading volume, as a result of the appeal of our competitive fee programs, as well as increased participation of market makers, resulted in higher incentives and discounts, which further reduced the average rate per contract by $0.037 in 2005.

•	Our mutual offset agreement with SGX, whereby there is a net settlement for trades executed by the originating exchange but transferred to the other exchange, had an unfavorable impact on the average rate per contract of $0.005 in 2005.

•	These decreases were partially offset by the higher percentage of trades on the CME Globex platform for all product lines, for which additional fees are assessed.

•	Finally, rate increases effective August 1, 2005, contributed additional revenue of $7.1 million and resulted in a slight offset to the overall decline in our average rate per contract of $0.007 in 2005.

In addition to the change in the rate structure in 2005, we also extended the European and Asian incentive programs and the electronic corporate membership program through December 31, 2006. In 2005, we implemented two one-year incentive programs designed to attract large hedge funds and commodity trading advisors to our foreign exchange markets. We also launched a new emerging markets partner program to support the geographic expansion of European and U.S.-based proprietary trading firms and trading arcades into developing trading centers. This two-year program provides fee waivers for new users of our electronic markets in qualified regions around the world.

38	CME 2005 ANNUAL REPORT

A substantial portion of our clearing and transaction fees, as well as telecommunications fees and various service charges included in other revenue, are billed to our clearing firms. The majority of clearing and transaction fees received from clearing firms represent charges for trades executed on behalf of the customers of the various clearing firms. As of December 31, 2005, there were approximately 80 clearing firms. In 2005, no one firm represented more than 10% of our clearing and transaction fees revenue. Should a clearing firm withdraw from the exchange, we believe the customer portion of that firm’s trading activity would likely transfer to another clearing firm of the exchange. Therefore, we do not believe we are exposed to significant risk from the loss of revenue earned from any particular clearing firm.

Processing Services. The increase was primarily the result of increased volume at the CBOT as well as the expiration of lower initial pricing that was in effect during much of 2004. We cleared 675 million CBOT contracts during 2005 compared with 600 million contracts during 2004. In addition, we earned $3.8 million in incremental revenue from our agreement with NYMEX due to increased trading volume and related increased fees for these trades. Trading volume related to NYMEX increased to 5.2 million contracts in 2005 from 0.9 million contracts in 2004. Our agreement with NYMEX has expired and we stopped listing NYMEX products on the CME Globex platform as of November 18, 2005.

Quotation Data Fees. The increase in quotation data fees resulted primarily from the change to our rates that was implemented on January 1, 2005. Users of our basic service pay $35 per month for each market data screen, or device, an increase from the $30 per month charge that was in effect during 2004. During 2005, we charged for approximately 148,000 devices utilizing our basic service. At December 31, 2005, our market data was accessible by both basic users and users of lower-priced offerings on approximately 179,000 devices. This is unchanged from the number of devices that displayed our data at December 31, 2004. In addition, there was an increase of $0.9 million related to assessments resulting from our periodic audits of the usage data provided by our customers.

In 2005, the two largest resellers of our market data represented approximately 53% of our quotation data fees revenue. Should one of these vendors no longer subscribe to our market data, we believe the majority of that firm’s customers would likely subscribe to our market data through another reseller. Therefore, we do not believe we are exposed to significant risk from a loss of revenue received from any particular market data reseller.

Effective January 1, 2006, we increased the monthly fee for the basic data package by $5 per month to $40 per month.

Access Fees. The increase in access fees was attributed primarily to CME Globex users converting to higher bandwidth connections, at a higher fee beginning in the third quarter of 2004. During 2006, we intend to upgrade that connection to 40 megabytes.

Communication Fees. Communication fees decreased primarily as a result of reduced demand for communication devices and services on the trading floor accompanied by a decrease in demand by our building tenants.

Investment Income. The increase is primarily a result of interest rate increases in the marketplace. The annualized average interest rate earned on investments, excluding our non-qualified deferred compensation plan and the first IEFs, increased to 3.0% in 2005 compared with 1.6% in 2004, representing an increase in investment income of $12.9 million. Also, $4.4 million of the increase resulted from increased funds available for investment. The funds available for investment continued to increase in large part due to growth in net income. Offsetting these increases was a $0.4 million decrease in IEF interest income and other investment income. The first IEFs were included in our consolidated financial statements until they were discontinued in December 2005. However, this consolidation has no effect on our net income since a corresponding increase is reflected in other expenses for the fees paid for managing these IEFs and the distribution of the IEF earnings to the participants.

Securities Lending Interest Income and Expense. In October 2005, we increased the amount of eligible securities available for lending to 70% from 50%. In addition, throughout 2005 the balance of firm securities held that were eligible for securities lending increased. Both of these items, as well as the continued increase in interest rates by the Federal Open Market Committee of the Federal Reserve, had a significant impact on securities lending interest year over year. The average daily balance of proceeds from securities lending activity was $1.8 billion in 2005 and $1.4 billion in 2004. Net revenues from securities lending represented an annualized return of 0.11% on the average daily balances for 2005 compared with 0.09% for 2004.

CME 2005 ANNUAL REPORT	39

Other Revenues. The increase in other revenues resulted primarily from a $0.6 million increase in fees associated with managing our IEF programs in 2005 when compared with 2004 and a $0.5 million decrease in our share of the net loss of OneChicago.

Expenses

			Change
(dollars in millions)	2005	2004	Amount	Percentage
Compensation and benefits	$179.6	$164.8	$14.8	9%
Occupancy	28.5	27.2	1.3	5
Professional fees, outside services and licenses	44.8	37.2	7.6	21
Communications and computer and software maintenance	57.9	48.3	9.6	20
Depreciation and amortization	64.9	53.4	11.5	22
Marketing, advertising and public relations	13.3	11.0	2.3	21
Other	23.1	24.2	(1.1)	(5)

Total Expenses	$412.1	$366.1	$46.0	13

Expense Highlights. While there was a 25% increase in net revenues in 2005, total expenses increased by 13% driven primarily by the following factors:

•	Compensation and benefits increased as a result of annual salary and related benefit increases, a 3% increase in average headcount and increases in stock-based compensation.

•	We extended the exclusivity of our licensing agreements with NASDAQ and S&P. As a result, professional fees, outside service and licenses increased primarily due to the increased fees payable under these agreements as well as increased spending on technology initiatives.

•	A 39% increase in transactions processed electronically resulted in increased communications and computer and software maintenance.

•	We continued to add to and improve our data centers resulting in an increase in depreciation and amortization of $11.5 million over 2004.

•	Initiatives to expand product-specific marketing and to rebrand existing marketing and advertising materials contributed to an increase in marketing, advertising and public relations.

Compensation and Benefits. Although there are a number of factors that affected compensation and benefits, the primary drivers of the increase were:

•	Annual salary increases and related increases in employer taxes and benefits resulted in approximately $7.2 million of additional expense during 2005 when compared with 2004.

•	The average number of employees increased approximately 3%, or by 42 employees, to 1,296 in 2005 from 1,254 in 2004. We had 1,321 employees at December 31, 2005. This increased headcount resulted in additional compensation and benefits, excluding bonuses, of approximately $4.6 million.

•	Stock-based compensation increased $4.8 million to $12.6 million in 2005 from $7.8 million in 2004. This increase resulted primarily from an increase in the fair value per share of options granted in 2005. The higher fair value was driven primarily by the increase in our stock price.

•	We experienced a $1.5 million increase in capitalized compensation and benefits that relates to development of internal use software, thereby reducing the amount of compensation and benefits that was expensed in 2005.

40	CME 2005 ANNUAL REPORT

Occupancy. Occupancy expense increased primarily as a result of $1.0 million of additional rent and utilities expense for a remote data center that began operation in April 2004. There was also an increase in real estate tax rates and operating expenses at our main location that resulted in additional expense of $0.5 million for 2005. Increases were partially offset by a decrease in our volume-based trading floor rent, due to lower open outcry trading, and a decrease in building maintenance expense.

Professional Fees, Outside Services and Licenses. The increase resulted primarily from $3.5 million in additional license fees in 2005 when compared with 2004 as a result of increased licensing rates for certain of our equity products and increased trading volume. The NASDAQ and S&P licensing agreements were renegotiated in April 2005 and September 2005, respectively. Rates increased for these licensing agreements as a result of the renegotiations in return for an extension of exclusivity. We also incurred $2.5 million in additional professional fees, net of amounts capitalized for internally developed software, that related primarily to our technology initiatives, including integration of enhanced options trading functionality onto the CME Globex platform and implementation of new mass quoting functionality for certain foreign exchange and equity option products. Finally, we incurred $2.3 million of incremental expense related to our revenue sharing agreements with SGX and market makers designated for certain products. The SGX increase resulted from the growth in electronic trading of CME Eurodollar contracts after our regular floor trading hours. Partially offsetting these increases was a decrease of $0.7 million in other professional fees and outside services, primarily due to reduced legal fees and recruiting expenses.

Communications and Computer and Software Maintenance. During 2005, the number of transactions we processed electronically increased approximately 39%. As a result, additional capital purchases were required to accommodate this growth and our expenses for software, software maintenance and hardware maintenance increased $5.1 million when compared with 2004. Also, during 2005 we experienced greater communications expense of $4.4 million. This increase is related to a number of items including, but not limited to, expansion of our international communications hubs in Europe and Asia. We now have seven hubs in Europe and one in Asia. In addition, our bandwidth upgrades for customers, increased connections for new CME Globex users and additional bandwidth now provided between our main location and our remote data centers also contributed to the increase in communications expense.

Depreciation and Amortization. This increase was the result of depreciation and amortization of 2005 asset acquisitions exceeding the depreciation and amortization of assets that have become fully depreciated or retired since December 31, 2004. The main components of the 2005 asset additions were technology equipment and leasehold improvements to our remote data centers. Also, a greater portion of our fixed assets are now depreciating over shorter lives. This change became effective January 1, 2004 when the estimated useful lives of new technology equipment purchases were reduced from four to three years and new personal computer purchases were reduced from three to two years. Property additions totaled $87.6 million in 2005 and $67.5 million in 2004. Technology-related assets, defined as purchases of computers, related equipment and software, the cost of developing internal use software and costs associated with the build-out and expansion of our data centers, represented approximately 91% and 86%, respectively, of these additions.

Marketing, Advertising and Public Relations. The increase in marketing, advertising and public relations expense is attributable to increased product-specific marketing especially for our foreign exchange products, the launch of CME Magazine and rebranding of brochures and direct marketing materials. During 2005, we also incurred $0.4 million of expense related to a donation for hurricane relief. There was no similar expense in 2004.

Other Expenses. The change was attributable primarily to a $1.9 million decrease in currency delivery fees resulting from migration to a more cost-effective currency delivery system. Also contributing to the change was a $0.5 million decrease in bad debt expense due to billing adjustments and the collection of items in 2005 that were reserved for in 2004. These decreases were partially offset by a $1.0 million increase in general and administrative expenses when compared with 2004.

CME 2005 ANNUAL REPORT	41

Income Tax Provision. The effective tax rate was 39.6% for 2005 compared with 40.3% for 2004. The effective tax rate declined as a result of an increase in tax-exempt investment income and the favorable resolution of certain tax audit issues.

RESULTS OF OPERATIONS FOR 2004 COMPARED WITH 2003

2004 Financial Highlights

•	Net income increased to $219.6 million from $122.1 million in 2003 primarily as a result of a 37% increase in net revenues offset by an 11% increase in expenses.

•	Net revenues increased primarily as a result of increases in clearing and transaction fees and processing services.

•	The majority of our increase in total expenses occurred in compensation and benefits and professional fees, outside services and licenses.

Revenues

			Change
(dollars in millions)	2004	2003	Amount	Percentage
Clearing and transaction fees	$553.0	$428.8	$124.2	29%
Processing services	55.9	1.7	54.2	n.m.
Quotation data fees	60.9	53.2	7.7	15
Access fees	16.4	15.5	0.9	6
Communication fees	10.0	9.7	0.3	4
Investment income	14.5	9.2	5.3	57
Securities lending interest income	20.3	9.5	10.8	n.m.
Other	21.8	17.2	4.6	27

Total Revenues	752.8	544.8	208.0	38
Securities lending interest expense	(19.0)	(8.8)	(10.2)	n.m.

Net Revenues	$733.8	$536.0	$197.8	37

n.m. not meaningful

Revenue Highlights. During 2004, net revenues increased by 37% influenced by the following major factors:

•	Clearing and transaction fees increased primarily as a result of a 26% increase in average daily trading volume driven by increased electronic trading.

•	We began providing clearing services to the CBOT in November 2003. This resulted in a significant increase in revenue from a full year of processing services.

•	A change in our fee structure for market data resulted in an increase in quotation data fees.

Clearing and Transaction Fees. A significant portion of the increase was attributable to the 26% increase in average daily trading volume. In addition, there was an increase in the percentage of trading volume executed through the CME Globex platform. In 2004, CME Globex volume was 57% of average daily trading volume compared with 42% during 2003. Each of our four major product lines, with the exception of commodity products, experienced growth in CME Globex volume during 2004 when compared with 2003.

42	CME 2005 ANNUAL REPORT

The following table summarizes average daily trading volume (in thousands) and revenue. All amounts exclude TRAKRS unless otherwise noted.

	2004	2003	Percentage Change
CME Product Line Volume:
Interest rate	1,705	1,234	38%
Equity	1,164	1,057	10
Foreign exchange	202	135	50
Commodity	40	35	13

Total Average Daily Volume	3,111	2,461	26

CME Globex Volume	1,786	1,041	71
CME Globex Volume as a Percent of Total Volume	57%	42%
Clearing and Transaction Fees (in millions)	$552.6	$428.7
Average Rate per Contract	$0.702	$0.691

We experienced an increase in our interest rate volume in 2004 when compared with 2003. During 2004, 35% of our volume in interest rate products was executed on the CME Globex platform compared with 4% during 2003. This increase represented incremental average daily trading volume in our interest rate products on CME Globex of nearly 600,000 contracts. More competitive customer fees, the participation of market makers, increased usage of handheld electronic trading units on our trading floor and the enhancements allowing complex trading strategies to be completed on the CME Globex platform contributed to increased electronic trading volume of CME Eurodollars. In addition, there was increased interest rate volatility contributing to higher volume levels that was not as evident in 2003.

The volatility of U.S. equity markets in 2003 was not as evident during 2004. Despite this lower volatility, our equity product volume grew 10% during 2004 when compared with 2003. Our equity product volume was influenced by increased distribution to customers through the CME Globex platform combined with incentive programs introduced during the second quarter of 2004 that enabled additional market participants to obtain reduced fees on some of our products.

Our foreign exchange volume benefited from increased volatility and fee incentive programs initiated during the second quarter of 2004, which resulted in increased trading on the CME Globex platform. During 2004, 66% of our foreign exchange volume was conducted through CME Globex compared with 44% during 2003.

Price levels and volatility patterns contributed to the increase in volume in commodity products during 2004 when compared with 2003.

The average rate, or revenue, per contract increased to $0.702 for 2004 from $0.691 for 2003 due to the following factors:

•	A higher percentage of trades were executed on the CME Globex platform.

•	We experienced an increase due to a shift in CME E-mini products traded on the CME Globex platform from member to non-member customers and special programs that earn a higher rate per contract than member trades.

•	Partially offsetting these increases was a reduction of $0.008 due to the impact of reduced volume from our mutual offset agreement with SGX.

•	The average rate per contract was also reduced by $0.006 in 2004 when compared with 2003 as a result of $3.6 million related to two large clearing fee audit assessments that increased revenues during 2003. There were no similar large assessments during 2004.

•	Our tiered pricing structure for CME Eurodollars reduced the average rate per contract by an additional $0.005 during 2004 when compared with 2003 as increased trading volume in our CME Eurodollar contracts resulted in additional fee reductions related to volume incentives.

•	The foreign exchange tiered pricing structure resulted in an additional reduction in average rate per contract of $0.003 during 2004 when compared with 2003, as a result of the volume growth in foreign exchange products and the related impact on these incentives.

CME 2005 ANNUAL REPORT	43

Processing Services. Processing services revenue increased as a result of providing clearing and transaction processing services to the CBOT. We began providing these services for some CBOT products in November 2003 and, as of January 1, 2004, we began clearing all CBOT products. We cleared 600 million contracts for CBOT during 2004. In addition to fees for services provided to the CBOT, we earned $0.7 million related to NYMEX and OneChicago transaction processing, which was relatively constant with amounts earned in 2003.

Quotation Data Fees. The increase resulted primarily from the change to our fee structure that was implemented on January 1, 2004. At that time, we modified our market data pricing to a flat fee structure. Users of the professional service were charged $30 per month for each market data screen or device during 2004. Previously, users of the professional service were charged a higher fee for the first screen at each location and a lower fee for each additional screen at the same location. At December 31, 2004, there were approximately 63,000 subscribers to our market data and the data was accessible from approximately 179,000 screens and included approximately 30,000 subscribers to our lower-priced, non-professional service. This represented an increase from December 31, 2003 of approximately 5,000 screens displaying our data and 3,000 subscribers, including 2,000 subscribers to our lower-priced, non-professional market data service.

Access Fees. This increase was attributed to expanded distribution that was partially offset by our customers consolidating connections into higher capacity bandwidths.

Communication Fees. The increase was due largely to greater usage of handheld electronic trading devices.

Investment Income. The average interest rate earned on all investments was 1.6% for 2004 compared with 1.2% during 2003, representing an increase in investment income of $3.0 million. The increase in rates earned was due to a change in our investment policy that we began to implement in the third quarter of 2003 as well as increases in market interest rates. Also, $2.5 million of the increase in interest income resulted from increased cash performance bonds and security deposits in the first three quarters of 2004 and increased funds available for investment. In addition, as a result of the issuance of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” in January 2003, the first IEFs that we initiated in 1997 have been included in our consolidated financial statements beginning with the third quarter of 2003. Investment income for 2004 includes $2.1 million of interest income from the first IEFs compared with $1.4 million during 2003. Partially offsetting these increases was a $0.7 million decrease in the investment results of our non-qualified deferred compensation plan that is included in investment income but does not affect our net income, as there is an equal decrease in our compensation and benefits expense.

Securities Lending Interest Income and Expense. The average daily balance of proceeds from securities lending activity was $1.4 billion for 2004 and $0.7 billion for 2003. The net revenues from securities lending represented an annualized return of 0.09% on the average daily balances for 2004 compared with 0.10% for 2003.

Other Revenues. This increase resulted from a variety of factors. There was a $1.8 million increase in fees associated with managing our IEF programs during 2004 when compared with 2003, a $1.3 million decrease in our share of the net loss of OneChicago, a $0.9 million increase in the trading revenue generated by GFX and a $0.7 million increase in sales of our CME SPAN software.

Expenses

			Change
(dollars in millions)	2004	2003	Amount	Percentage
Compensation and benefits	$164.8	$141.0	$23.8	17%
Occupancy	27.2	24.9	2.3	9
Professional fees, outside services and licenses	37.2	31.7	5.5	17
Communications and computer and software maintenance	48.3	45.7	2.6	5
Depreciation and amortization	53.4	53.0	0.4	1
Marketing, advertising and public relations	11.0	11.9	(0.9)	(8)
Other	24.2	21.7	2.5	12

Total Expenses	$366.1	$329.9	$36.2	11

44	CME 2005 ANNUAL REPORT

Expense Highlights. During 2004, total expenses increased by 11% primarily due to increases in compensation and benefits as well as professional fees, outside services and licenses.

Compensation and Benefits. There were four significant components to this increase:

•	Annual salary increases and related increases in employer taxes and benefits resulted in additional expense of $7.1 million.

•	Stock-based compensation expense increased $6.3 million during 2004. This increase resulted primarily from a full year of expense in 2004 for the options granted in June 2003 as well as the seven months of expense related to the employee options grant in June 2004. Also, stock-based compensation was reduced by $2.6 million in the fourth quarter of 2003 as a result of the forfeiture of a portion of our former CEO’s stock option. There were no similar significant forfeitures in 2004.

•	The average number of employees increased approximately 6%, or by 68 employees, from 2003 to 2004. We had 1,283 employees at December 31, 2004. This increased headcount resulted in additional compensation and benefits, excluding bonuses, of $7.1 million.

•	The bonus expense for 2004, as accrued under the provisions of our annual incentive plan, increased $4.4 million when compared with 2003.

These increases were partly offset by:

•	Investment results of our non-qualified deferred compensation plan decreased by $0.7 million in 2004.

•	We experienced a $0.5 million increase in the capitalization of compensation and benefits relating to internally developed software, thereby reducing the amount of compensation and benefits that was expensed in 2004.

Occupancy. Occupancy expense increased primarily as a result of rent that began in April 2004 for an additional remote data center, additional space we now lease at our main location and increased operating expenses.

Professional Fees, Outside Services and Licenses. The increase resulted primarily from our revenue sharing agreement with SGX and license fees relating to our equity products. We incurred $2.5 million of expense related to our revenue sharing agreement with SGX. This revenue sharing resulted from the growth in electronic trading of CME Eurodollars. There was no similar expense in 2003 due to the relatively low percentage of CME Eurodollars trading electronically at that time. In addition, license fees increased by $1.9 million in 2004 as a result of increased trading volume and increased licensing rates for certain of our equity products. We also experienced an increase of $1.0 million for consulting and auditing services related to Sarbanes-Oxley reporting requirements.

Communications and Computer and Software Maintenance. This expense is affected primarily by growth in electronic trading. During 2004, we experienced greater communications expense that included a $0.4 million increase for connections to the CME Globex platform. Also, during 2003, we received $2.5 million in refunds from our primary telecommunications provider for billing errors in prior periods. We received a similar refund of $0.4 million during 2004, resulting in a net increase in expenses of $2.1 million during 2004. This increase in communications expense was partially offset by a $1.4 million decrease in other communications expense as a result of network consolidation and cost reduction efforts. During 2004, the number of transactions we processed increased approximately 31%. In addition, we processed approximately 87% of total transactions electronically in 2004 compared with nearly 80% in 2003, which represented 57% and 42%, respectively, of total contracts traded. As a result, our expenses for software, software maintenance and hardware maintenance increased $2.4 million during 2004 when compared with 2003. This increase was partially offset by $0.7 million that was awarded during the fourth quarter of 2004 as settlement of the arbitration of a dispute relating to the maintenance charges previously paid that for certain software used to access the CME Globex platform.

Depreciation and Amortization. Depreciation and amortization of 2004 asset acquisitions exceeded the depreciation and amortization of assets that have become fully depreciated or retired since December 31, 2003, contributing to an overall increase in expense. In addition, the decrease in depreciable lives, effective January 1, 2004, resulted in increased expense in 2004. Property additions totaled $67.5 million and $63.0 million for 2004 and 2003, respectively. Technology-related asset purchases in 2004 and 2003 represented approximately 86% and 80%, respectively, of these additions.

CME 2005 ANNUAL REPORT	45

Marketing, Advertising and Public Relations. During 2003, we incurred $6.2 million of expense associated with our brand advertising campaign. There was no similar expense in 2004. Substantially offsetting this decreased brand advertising expense was an increase in product advertising and other marketing-related efforts during 2004 when compared with 2003.

Other Expense. A primary factor in this increase was $0.6 million of expense related to the consolidation of the first IEF program that was effective in the third quarter of 2003. This expense represents the distribution of the net earnings of these IEFs to the participants in the program. However, there is no impact on net income as a result of including the related IEF earnings as part of investment income. In addition, we experienced a $0.6 million increase in bank fees, including securities lending fees, a $0.5 million increase in bad debt expense, a $0.4 million increase in currency delivery fees resulting from increased currency delivery volume and increases in other general administrative expenses.

Income Tax Provision. The effective tax rate was 40.3% for 2004 compared with 40.7% for 2003. The decrease in the effective tax rate resulted primarily from expenses incurred in connection with the June and November 2003 secondary offerings that were not deductible for tax purposes. There were no similar expenses in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

Cash will be required for commitments reflected as liabilities on our consolidated balance sheet at December 31, 2005, operating leases and non-cancelable purchase obligations. These commitments are as follows (in thousands):

Year	Operating Leases	Purchase Obligations	Other Long-Term Liabilities	Total
2006	$12,996	$21,670	$2,082	$36,748
2007-2008	24,855	16,593	2,039	43,487
2009-2010	5,649	5,422	—	11,071
Thereafter	7,465	12,489	—	19,954

Total	$50,965	$56,174	$4,121	$111,260

In 2004, we acquired the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that developed technology to facilitate the trading of complex combinations and spreads typically used with options. The purchase agreement required an initial payment of $5.3 million, with additional payments based on revenue generated when this electronic platform was implemented. The platform was implemented in the third quarter of 2004 and these additional payments will extend over three years, but will not exceed $16.8 million. Additional payments and obligations to the sellers as part of this purchase in 2005 and 2004 totaled $1.1 million and $0.1 million, respectively.

Included in commitments is the remaining liability relating to the $15.0 million settlement in August 2002 of the Wagner patent litigation. The settlement required an initial payment of $5.0 million in September 2002 and five subsequent annual payments of $2.0 million, with the first payment made in August 2003. The entire expense related to this settlement was recognized in 2002 at its present value of $13.7 million.

Future capital expenditures for technology are anticipated as we continue to invest in increased system capacity and performance and pursue technological initiatives on our electronic trading platform such as implementation of additional functionality for CME Eurodollar and foreign exchange options; increased functionality for user defined spreads; and facilitation of covered options and futures trading. Each year capital expenditures are incurred for improvements throughout our central location and our remote data centers. Capital expenditures also are incurred for improvements to our trading floor facilities, offices, telecommunications capabilities and other operating equipment. We expect 2006 capital expenditures to be in the range of $90.0 million to $100.0 million.

46	CME 2005 ANNUAL REPORT

We intend to pay regular quarterly dividends to our shareholders. In 2005, our annual dividend target remained at approximately 30% of the prior year’s cash earnings. The decision to pay a dividend, however, remains within the discretion of our Board of Directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our Board of Directors deems relevant. On February 1, 2006, the Board of Directors declared a regular quarterly dividend of $0.63 per share to be paid on March 27, 2006 to shareholders of record on March 10, 2006. Assuming no changes in the number of shares outstanding, the dividend payment will total approximately $21.8 million.

Debt Instruments

We maintain a line of credit with a consortium of banks to be used in certain situations, such as a disruption in the domestic payments system that would delay settlement between our exchange and our clearing firms or in the event of a clearing firm default. The line of credit has never been utilized other than a one day draw in 2004 for $10.0 million to ensure that the facility would operate as intended. On October 14, 2005, the line of credit was renewed at the existing amount of $750.0 million and on terms substantially the same as the expiring line of credit. We now have the option to request an increase to the facility from $750.0 million to $1.0 billion at the time of a draw. The agreement does not require the participating banks to comply with our request. The credit agreement continues to be collateralized by clearing firm security deposits held by us in the form of U.S. Treasury or agency securities, as well as security deposit funds in IEF2 and any performance bond deposits of the defaulting firm. The line of credit can only be drawn on to the extent it is collateralized. Collateral available and on deposit was $1.2 billion at December 31, 2005.

In addition, as of December 31, 2005, we were contingently liable on irrevocable letters of credit totaling $109.0 million in connection with our mutual offset system with SGX. In October 2005, we approved the use of up to $100.0 million in CME owned U.S. Treasury securities as performance bond collateral in connection with our mutual offset agreement with SGX.

At December 31, 2005, the amount pledged was $70.2 million.

CME also guarantees a $5.0 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. Per exchange requirements, GFX is required to place performance bond deposits with its clearing firm. The letter of credit will be utilized in the event that GFX defaults in meeting requirements to its clearing firm. In the unlikely event of a payment default by GFX, GFX’s performance bond deposits would first be used to cover any deficit. If this amount is not sufficient, the letter of credit would be used, and finally CME would guarantee the remaining deficit, if any.

Off-Balance Sheet Arrangements

As of December 31, 2005, we did not have any significant off-balance sheet arrangements as defined in the regulations of the U.S. Securities and Exchange Commission.

CME 2005 ANNUAL REPORT	47

Sources and Uses of Cash

Net cash provided by operating activities was $391.6 million for 2005 and $328.8 million for 2004. The net cash provided by operations increased primarily as a result of our improved operating results. The increase was partially offset by an increase in other current assets of $17.5 million primarily due to increases in refundable income taxes and prepaid software and maintenance agreements. The net cash provided by operating activities exceeded our net income in 2005 and 2004 primarily as a result of non-cash expenses, such as depreciation and amortization, which do not adversely affect our cash flow. In addition, we received tax benefits related to employee option exercises in excess of our book expense associated with these options and this tax benefit reduced our income tax obligations for 2005.

Cash used in investing activities was $82.3 million for 2005 compared with $125.8 million for 2004. The decrease in cash used of $43.5 million was primarily due to a reduction in the purchases of marketable securities in excess of the cash provided by the maturities of marketable securities from 2004 to 2005. Maturities of marketable securities were greater than purchases in 2005 by $5.2 million while in 2004 purchases of marketable securities, net of maturities, totaled $51.9 million. Cash used to acquire and develop capital assets increased $18.1 million to $85.6 million for 2005 from $67.5 million for 2004.

Property additions include capital expenditures for purchased and internally developed software; equipment including that acquired utilizing capital leases; and leasehold improvements, including those acquired with lease allowances. Property additions in 2005 included leasehold improvements of $22.8 million related to the expansion of our remote data centers and $5.8 million related to the remodeling of the office space at our main location. Property additions in 2004 included leasehold improvements of $12.8 million related to the expansion of our first remote data center and $7.7 million related to the remodeling of the office space and lobby at our main location.

Technology-related assets include purchases of computers and related equipment software, the cost of developing internal use software and costs associated with the build-out and expansion of our data centers. Technology-related additions increased $21.4 million to $79.5 million in 2005 from $58.1 million in 2004. These additions related primarily to expanding capacity to accommodate the growth in electronic trading on the CME Globex platform, clearing trades for the CBOT, improving speed and reliability in our systems and implementing other system enhancements.

The following table summarizes property and technology-related additions for 2003 through 2005:

(dollars in millions)	2005	2004	2003
Total Property Additions	$87.6	$67.5	$63.0
Technology (including data center leasehold improvements)	79.5	58.1	50.4
Percentage for Technology	91%	86%	80%

Cash used in financing activities was $55.9 million in 2005 compared with $30.5 million in 2004. The increase was primarily due to the $28.2 million increase in dividends paid. Dividends totaled $63.3 million in 2005 compared with $35.1 million in 2004. The increase resulted primarily from our improved prior year’s cash earnings that is the basis used to determine the amount of the current year’s dividend. Partially offsetting this increase was a $1.5 million decrease in payments on long-term debt related to capital leases. All long-term debt was retired during 2004. In addition, the proceeds from stock option exercises increased $1.0 million to $7.0 million for 2005 from $6.0 million for 2004.

48	CME 2005 ANNUAL REPORT

Liquidity and Cash Management

Cash and cash equivalents totaled $610.9 million at December 31, 2005 compared with $357.6 million at December 31, 2004. The $253.3 million increase resulted primarily from cash generated by operations, partially offset by $85.6 million in purchases of property, net of trade-in allowances, and $63.3 million in quarterly dividend payments. The balance retained in cash and cash equivalents was a function of anticipated or possible short-term cash needs, prevailing interest rates, our investment policy, alternative investment choices and any dividends that we pay.

Included in other assets and other current assets are net deferred tax assets that total $14.9 million and $10.8 million at December 31, 2005 and 2004, respectively. These net deferred tax assets result primarily from depreciation, stock-based compensation and deferred compensation. There is no valuation reserve for these assets as we expect to realize their full value in the future based on our expectation of future taxable income.

Historically, we have met our funding requirements from operations. If operations do not provide sufficient funds to complete capital expenditures, short-term investments or marketable securities can be reduced to provide the needed funds or assets can be acquired through capital leases.

Each clearing firm is required to deposit and maintain a specified performance bond balance, which is determined by parameters established by the risk management department of the clearing house and may fluctuate over time. Performance bond requirements can be satisfied with a variety of approved investments and cash. Cash performance bonds and security deposits are included in our consolidated balance sheets. With the exception of the portion of securities deposited that are utilized in our securities lending program, clearing firm deposits other than those retained in the form of cash are not included in our consolidated balance sheets. Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. Securities lending activity fluctuates based on the amount of securities that clearing firms have deposited and the demand for securities lending activity in the particular securities available to us. As a result of these factors, the balances in cash performance bonds and security deposits, as well as the balances in our securities lending program, may fluctuate significantly over time.

Cash performance bonds and security deposits, collateral from securities lending and balances in the first IEFs consisted of the following at December 31:

(in millions)	2005	2004
Cash performance bonds	$579.0	$255.3
Cash security deposits	12.5	11.9
Cross-margin arrangements	0.6	2.7

Total Cash Performance Bonds and Security Deposits	592.1	269.9
Collateral from securities lending activities and payable under securities lending agreements	2,160.9	1,583.0
Short-term investments and payable to participants in first IEFs	—	87.5

Total	$2,753.0	$1,940.4

We discontinued operation of the first IEFs and all deposits were returned to clearing firms in December 2005.

CME 2005 ANNUAL REPORT	49

We are required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of customers. In addition, our exchange rules require a segregation of all funds and securities deposited by clearing firms from exchange operating funds and marketable securities. As with cash performance bonds and security deposits, these balances will fluctuate due to the investment choices available to clearing firms and the change in total deposits required. Securities, at fair value, and IEF funds were deposited for the following purposes at December 31:

(in millions)	2005	2004
Performance bonds	$45,809.8	$43,442.7
Security deposits	1,236.2	1,008.9
Cross-margin arrangements	531.7	633.9

Total	$47,577.7	$45,085.5

50	CME 2005 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK

Market risk represents interest rate risk relating to the marketable securities that are available for sale, as well as derivatives trading risk associated with GFX. With respect to interest rate risk, a change in market interest rates would affect interest income from short-term investments of cash, cash performance bonds and security deposits, variable rate marketable securities and new purchases of marketable securities. Changes in market interest rates also would have an effect on the fair value of any marketable securities owned.

Investment choices, as provided in our investment policy, primarily include U.S. Treasury and government agency securities, investment grade corporate obligations, repurchase agreements and municipal securities. Maturities may extend to a maximum of 60 months. In December 2005, we amended our investment policy to increase the percentage of our portfolio allocable to municipal securities. We also expanded the range of municipal securities that meet the requirements of our investment policy.

Interest Rate Risk

Interest income from marketable securities, short-term cash investments, and cash performance bonds and security deposits was $28.5 million in 2005, $11.2 million in 2004 and $5.8 million in 2003. We experienced an increase in interest income during 2005 due to rising interest rates and an increase in the average balance of invested funds. Our marketable securities experienced net unrealized losses of $2.1 million in 2005 and $2.8 million in 2004, and net unrealized gains of $0.1 million in 2003. There were no realized gains or losses in 2005, 2004 and 2003. Expected maturities and interest coupon rates for fixed rate marketable securities at December 31, 2005 were as follows (dollars in thousands):

Year	Principal Amount	Weighted Average Interest Rate
2006	$73,571	3.82%
2007	143,517	3.80
2008	80,410	2.34

Total	$297,498	3.41

Fair Value	$292,862

The 2008 expected maturity includes certain zero coupon marketable securities. Excluding zero coupon securities, the 2008 weighted average interest rate would be 3.51%.

Under our investment policy, we monitor interest rate risk by completing regular reviews of our marketable securities portfolio and its sensitivity to changes in the general level of interest rates, commonly referred to as a portfolio’s duration. We control the duration of the portfolio primarily through the purchase of individual marketable securities having a duration consistent with our overall investment policy. In addition, we will generally hold marketable securities to maturity, which will act as a further mitigating factor to interest rate risk.

CME 2005 ANNUAL REPORT	51

Derivatives Trading Risk

GFX engages primarily in the purchase and sale of our foreign exchange futures contracts on CME Globex to provide additional liquidity in these products and subsequently enters into offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market to limit market risk. Any potential impact on the earnings of GFX from a change in foreign exchange rates would not be significant. GFX also engaged in purchases and sales of CME Eurodollar futures contracts on the CME Globex platform during the first six months of 2004. At the end of the second quarter of 2004, it was determined that GFX’s participation in electronic trading of CME Eurodollars was no longer necessary for liquidity purposes. Net position limits are established for each trader. Limits totaled $12.0 million in net exposure, as measured by notional value, as of December 31, 2005.

At December 31, 2005, GFX held futures positions with a notional value of $106.6 million, offset by a similar amount of spot foreign exchange positions. The notional value of futures positions at December 31, 2004 totaled $99.1 million. All positions are marked to market through a charge or credit to other revenue on a daily basis. Net trading gains were $7.6 million for the year ended December 31, 2005, $7.7 million for the year ended December 31, 2004 and $6.8 million for the year ended December 31, 2003.

52	CME 2005 ANNUAL REPORT

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The company’s internal control system has been designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluating the design of the company’s internal control over financial reporting and testing the operational effectiveness of the company’s internal control over financial reporting. The results of its assessment were reviewed with the Audit Committee of the Board of Directors.

Based on this assessment, management believes that, as of December 31, 2005, the company’s internal control over financial reporting is effective. The company’s independent auditors have audited this assessment of the company’s internal control over financial reporting, as stated in their report that is included herein.

CME 2005 ANNUAL REPORT	53

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Chicago Mercantile Exchange Holdings Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Chicago Mercantile Exchange Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chicago Mercantile Exchange Holdings Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Chicago Mercantile Exchange Holdings Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Chicago Mercantile Exchange Holdings Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 of Chicago Mercantile Exchange Holdings Inc. and our report dated February 10, 2006 expressed an unqualified opinion thereon.

Chicago, Illinois

February 10, 2006

54	CME 2005 ANNUAL REPORT

To The Board of Directors and Shareholders of Chicago Mercantile Exchange Holdings Inc.

We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Holdings Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chicago Mercantile Exchange Holdings Inc. at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chicago Mercantile Exchange Holdings Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

Chicago, Illinois

February 10, 2006

CME 2005 ANNUAL REPORT	55

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	AT DECEMBER 31
(in thousands, except share data)	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$610,891	$357,562
Collateral from securities lending	2,160,893	1,582,985
Short-term investments of interest earning facilities	—	87,521
Marketable securities, including pledged securities of $70,165 at December 31, 2005	292,862	302,429
Accounts receivable, net of allowance of $828 and $1,089	86,980	78,825
Other current assets	39,669	18,959
Cash performance bonds and security deposits	592,127	269,919

Total current assets	3,783,422	2,698,200
Property, net of accumulated depreciation and amortization	153,329	131,361
Other assets	32,643	27,905

Total Assets	$3,969,394	$2,857,466

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$23,553	$23,045
Payable under securities lending agreements	2,160,893	1,582,985
Payable to participants in interest earning facilities	—	87,521
Other current liabilities	53,354	62,153
Cash performance bonds and security deposits	592,127	269,919

Total current liabilities	2,829,927	2,025,623
Other liabilities	20,783	19,246

Total Liabilities	2,850,710	2,044,869

Shareholders’ Equity:
Preferred stock, $0.01 par value, 9,860,000 shares authorized, none issued and outstanding	—	—
Series A junior participating preferred stock, $0.01 par value, 140,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value, 138,000,000 shares authorized, 34,544,719 and 34,098,623 shares issued and outstanding as of December 31, 2005 and 2004, respectively	345	341
Class B common stock, $0.01 par value, 3,138 shares authorized, issued and outstanding	—	—
Additional paid-in capital	324,848	261,050
Retained earnings	796,398	552,801
Accumulated net unrealized securities losses	(2,907)	(1,595)

Total Shareholders’ Equity	1,118,684	812,597

Total Liabilities and Shareholders’ Equity	$3,969,394	$2,857,466

See accompanying notes to consolidated financial statements.

56	CME 2005 ANNUAL REPORT

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31
(in thousands, except per share data)	2005	2004	2003
Revenues
Clearing and transaction fees	$696,201	$552,953	$428,802
Processing services	68,730	55,882	1,752
Quotation data fees	71,741	60,940	53,168
Access fees	18,866	16,393	15,501
Communication fees	8,964	10,035	9,669
Investment income	31,441	14,520	9,245
Securities lending interest income	58,725	20,320	9,473
Other	22,628	21,759	17,174

Total Revenues	977,296	752,802	544,784
Securities lending interest expense	(56,778)	(19,013)	(8,743)

Net Revenues	920,518	733,789	536,041

Expenses
Compensation and benefits	179,594	164,843	140,997
Occupancy	28,529	27,193	24,900
Professional fees, outside services and licenses	44,832	37,200	31,683
Communications and computer and software maintenance	57,935	48,264	45,765
Depreciation and amortization	64,917	53,408	53,016
Marketing, advertising and public relations	13,278	10,973	11,872
Other	23,054	24,252	21,683

Total Expenses	412,139	366,133	329,916

Income Before Income Taxes	508,379	367,656	206,125
Income tax provision	(201,522)	(148,101)	(83,993)

Net Income	$306,857	$219,555	$122,132

Earnings per Common Share:
Basic	$8.94	$6.55	$3.74
Diluted	8.81	6.38	3.60
Weighted Average Number of Common Shares:
Basic	34,315	33,545	32,691
Diluted	34,839	34,411	33,935

See accompanying notes to consolidated financial statements.

CME 2005 ANNUAL REPORT	57

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)	Class A Common Stock	Class B Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Net Unrealized Securities Gains (Losses)	Total Shareholders’ Equity
	Shares	Shares	Amount
Balance December 31, 2002	32,530,372	3,138	$179,329	$266,810	$—	$446,139
Comprehensive income:
Net income				122,132		122,132
Change in net unrealized gain on securities, net of tax of $49					73	73

Total comprehensive income						122,205
Cash dividends on common stock of $0.63 per share				(20,630)		(20,630)
Exercise of stock options	369,489		7,878			7,878
Excess tax benefits from option exercises and restricted stock vesting			5,915			5,915
Vesting of issued restricted Class A common stock	22,200
Stock-based compensation			1,488			1,488

Balance December 31, 2003	32,922,061	3,138	$194,610	$368,312	$73	$562,995
Comprehensive income:
Net income				219,555		219,555
Change in net unrealized gain on securities, net of tax of $1,135					(1,668)	(1,668)

Total comprehensive income						217,887
Cash dividends on common stock of $1.04 per share				(35,066)		(35,066)
Exercise of stock options	1,152,255		6,049			6,049
Excess tax benefits from option exercises and restricted stock vesting			52,982			52,982
Vesting of issued restricted Class A common stock	24,307
Stock-based compensation			7,750			7,750

Balance December 31, 2004	34,098,623	3,138	$261,391	$552,801	$(1,595)	$812,597
Comprehensive income:
Net income				306,857		306,857
Change in net unrealized loss on securities, net of tax of $833					(1,312)	(1,312)

Total comprehensive income						305,545
Cash dividends on common stock of $1.84 per share				(63,260)		(63,260)
Exercise of stock options	417,471		6,956			6,956
Excess tax benefits from option exercises and restricted stock vesting			43,361			43,361
Vesting of issued restricted Class A common stock	25,268
Shares issued to Board of Directors	2,233		476			476
Shares issued under the employee stock purchase plan	1,124		373			373
Stock-based compensation			12,636			12,636

Balance December 31, 2005	34,544,719	3,138	$325,193	$796,398	$(2,907)	$1,118,684

See accompanying notes to consolidated financial statements.

58	CME 2005 ANNUAL REPORT

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31
(in thousands)	2005	2004	2003
Cash Flows from Operating Activities:
Net income	$306,857	$219,555	$122,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,917	53,408	53,016
Stock-based compensation	12,636	7,750	1,488
Excess tax benefits related to employee option exercises and restricted stock vesting	43,361	52,982	5,915
Amortization of shares issued to Board of Directors	318	—	—
Change in deferred income taxes	(3,245)	4,263	3,310
Loss on investment in joint venture	2,636	3,593	4,958
Amortization of net premiums on marketable securities	2,254	3,159	—
Amortization of purchased intangibles	732	361	—
Loss on disposal of fixed assets	676	930	1,323
Change in allowance for doubtful accounts	(261)	223	(366)
Change in accounts receivable	(7,894)	(26,076)	(1,741)
Change in other current assets	(17,467)	5,965	(10,074)
Change in other assets	(5,239)	(781)	(4,844)
Change in accounts payable	508	(1,645)	(2,917)
Change in other current liabilities	(9,368)	7,539	14,337
Change in other liabilities	172	(2,420)	4,612

Net Cash Provided by Operating Activities	391,593	328,806	191,149

Cash Flows from Investing Activities:
Purchases of property, net	(85,627)	(67,496)	(63,016)
Purchases of marketable securities	(70,063)	(120,182)	(256,416)
Proceeds from maturities of marketable securities	75,231	68,329	—
Purchases of intangible assets	(1,030)	(4,867)	—
Capital contributions to joint venture	(844)	(1,620)	(7,619)

Net Cash Used in Investing Activities	(82,333)	(125,836)	(327,051)

Cash Flows from Financing Activities:
Cash dividends	(63,260)	(35,066)	(20,630)
Proceeds from exercise of stock options	6,956	6,049	7,878
Proceeds from employee stock purchase plan	373	—	—
Payments on long-term debt	—	(1,515)	(5,482)

Net Cash Used in Financing Activities	(55,931)	(30,532)	(18,234)

Net change in cash and cash equivalents	253,329	172,438	(154,136)
Cash and cash equivalents, beginning of year	357,562	185,124	339,260

Cash and Cash Equivalents, End of Year	$610,891	$357,562	$185,124

Supplemental Disclosure of Cash Flow Information:
Interest paid (excluding interest for securities lending)	$717	$2,096	$379
Income taxes paid	169,375	84,877	79,726
Non-cash investing activities:
Change in net unrealized securities gains (losses)	(2,145)	(2,803)	122

See accompanying notes to consolidated financial statements.

CME 2005 ANNUAL REPORT	59

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Chicago Mercantile Exchange Holdings Inc. (CME Holdings) is a Delaware stock corporation organized in August 2001 to be the holding company for Chicago Mercantile Exchange Inc. and its subsidiaries (CME or the exchange). Through the completion of a demutualization process, Chicago Mercantile Exchange, an Illinois not-for-profit membership organization, became a Delaware for-profit stock corporation. The transaction resulted in the conversion of membership interests in the Illinois corporation into stock ownership in the Delaware corporation and was completed on November 13, 2000.

CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through CME Globex, its electronic trading platform, open outcry and privately negotiated transactions. Through its in-house Clearing House Division, CME clears, settles, nets and guarantees performance of all matched transactions in its products and products for which it provides third-party transaction processing services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include Chicago Mercantile Exchange Inc. and its subsidiaries, which include GFX Corporation (GFX), the first Interest Earning Facilities (IEFs) and CME Alternative Marketplace Inc., as well as the holding company, CME Holdings (collectively, the company). All intercompany transactions have been eliminated in consolidation.

The assets of CME Holdings consist of marketable securities, cash from dividends received from CME in excess of dividends paid to the shareholders of CME Holdings and its investment in CME. CME Holdings has no liabilities other than to CME for income taxes arising from investment income and other expenses.

Effective July 1, 2003, the consolidated financial statements include the first IEF program to reflect the provisions of Financial Accounting Standards Board Interpretation (FIN) No. 46(R), “Consolidation of Variable Interest Entities–An Interpretation of Accounting Research Bulletin No. 51.” In December 2005, management discontinued operation of the first IEFs, at which time the investments were liquidated and balances were returned to participants.

Effective September 8, 2005, CME Alternative Marketplace Inc., a wholly owned subsidiary of Chicago Mercantile Exchange Inc. and an exempt board of trade registered with the Commodity Futures Trading Commission, was established for the trading of CME economic derivatives. CME economic derivatives are options and forwards geared to seven key U.S. and European economic indicators that trade in an auction format via CME Auction Markets and are cleared and guaranteed by CME.

60	CME 2005 ANNUAL REPORT

Cash and Cash Equivalents. Cash equivalents consist of money market mutual funds and highly liquid investments with maturities of three months or less when purchased.

Marketable Securities. Marketable securities have been classified as available for sale and are carried at fair value based on quoted market prices, with net unrealized gains and losses reported net of tax as a component of shareholders’ equity. Interest on marketable securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification. Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in other assets in the accompanying consolidated balance sheets at fair value, and net realized and unrealized gains and losses as well as dividend income are reflected in investment income.

Fair Value of Financial Instruments. Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

Accounts Receivable. In the ordinary course of business, a significant portion of accounts receivable and revenues are from clearing firms that are also required to be shareholders of the company. Exposure to losses on receivables for clearing and transaction fees and other amounts owed by clearing firms is dependent on each clearing firm’s financial condition as well as the Class A and Class B shares that collateralize fees owed to the exchange. The exchange retains the right to liquidate shares to satisfy a clearing firm’s receivable.

At December 31, 2005, there were approximately 80 clearing firms. No one firm represented more than 10% of our clearing and transaction fees revenue in 2005. In 2004, one firm with a significant portion of customer revenue represented approximately 11% of clearing and transaction fees revenue. Should a clearing firm withdraw from the exchange, management believes the customer portion of that firm’s trading activity would likely transfer to another clearing firm. Therefore, management does not believe the company is exposed to significant risk from the loss of revenue received from a particular clearing firm.

The two largest resellers of CME market data represented approximately 53% of quotation data fees revenue in 2005 and 56% in 2004. Should one of these vendors no longer subscribe to CME market data, management believes the majority of that firm’s customers would likely subscribe to the market data through another reseller. Therefore, management does not believe the company is exposed to significant risk from a loss of revenue received from any particular market data reseller.

Performance Bonds and Security Deposits. Performance bonds and security deposits held by the exchange for clearing firms may be in the form of cash, securities or deposits in one of the IEFs. Cash performance bonds and security deposits are reflected in the consolidated balance sheets. Cash received may be invested by the exchange. These investments are primarily overnight transactions in U.S. Government securities acquired through and held by a broker-dealer subsidiary of a bank. Any interest earned on these investments accrues to the exchange and is included in investment income in the consolidated statements of income.

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

Property. Property is stated at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is recorded on the straight-line method over the estimated useful lives of the assets, generally two to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Leasehold improvements funded by landlord incentives or allowances are capitalized in the consolidated balance sheets. Maintenance and repair items as well as certain minor purchases are charged to expense as incurred. Renewals and betterments are capitalized.

CME 2005 ANNUAL REPORT	61

Software. The company capitalizes certain costs of developing internal use software in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized costs generally are amortized over three years, commencing as the software is placed in service. Purchased software is amortized over four years.

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

Processing Services. Processing services includes revenues accrued in the time period earned based on contract terms for providing clearing and settlement services primarily to the Chicago Board of Trade (CBOT) beginning in November 2003.

Quotation Data Fees. Quotation data fees represent revenue earned for the dissemination of market information. Revenues are accrued each month based on the number of devices reported by vendors. CME conducts periodic audits of the information provided and assesses additional fees as necessary. An allowance is established to cover uncollectible receivables from market data vendors.

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

Communication Fees. Communication fees consist of equipment rental and usage charges to customers and firms that utilize the various telecommunications networks and services in the Chicago facility. Revenue is billed and recognized on a monthly basis.

Stock-Based Payments. The company accounts for stock-based payments under the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” All periods presented reflect stock-based compensation expense recognized in accordance with the provisions of SFAS No. 123 applied to all options granted to employees during the periods presented. The company recognizes expense relating to stock-based compensation on an accelerated basis. As a result, the expense associated with each vesting date within a stock grant is recognized over the period of time that each portion of that grant vests. Forfeitures of unvested stock grants are recognized as a reduction of expense when they occur.

Marketing Costs. Marketing costs are incurred for the production and communication of advertising as well as other marketing activities. These costs are expensed when incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

62	CME 2005 ANNUAL REPORT

Income Taxes. Deferred income taxes are determined in accordance with SFAS No. 109, “Accounting for Income Taxes,” and arise from temporary differences between amounts reported for income tax and financial statement purposes. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Segment Reporting. The company operates in three segments, CME, GFX and CME Alternative Marketplace Inc. Based on materiality, GFX and CME Alternative Marketplace Inc. are not reportable segments and, as a result, there is no disclosure of segment information.

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

Recent Accounting Pronouncements. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), “Share-Based Payment,” which requires use of the fair value method of accounting for share-based payments. At year-end 2002, the company adopted the fair value method for expensing stock options under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under SFAS No. 123(R), the company will be required to estimate expected forfeitures of stock grants instead of the current practice of accounting for forfeitures as they occur. In addition, the company will begin to classify the excess tax benefits, if any, related to employee option exercises as financing activities rather than operating activities in the consolidated statements of cash flows. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. It is not possible to estimate what those amounts will be in the future because they are dependent on, among other things, when employees exercise stock options. The company plans to continue to use the Black-Scholes model, which has been used since adopting the fair value method, to determine the fair value of stock option grants. In April 2005, the U.S. Securities and Exchange Commission adopted a rule that amended the effective dates of SFAS No. 123(R). Under this rule, SFAS No. 123(R) is now effective for public companies at the beginning of the first fiscal year that begins after June 15, 2005. The company will adopt SFAS No. 123(R) effective January 1, 2006. The impact of adoption is not expected to be material to the company’s annual results.

3. SECURITIES LENDING

Securities lending transactions utilize a portion of the securities that clearing firms have deposited to satisfy their proprietary performance bond requirements. Under its securities lending program, CME lends a security to a third party and receives collateral in the form of cash. The majority of the cash is then invested on an overnight basis to generate interest income. The related interest expense represents payment to the borrower of the security for the cash collateral retained during the duration of the lending transaction. Securities on loan are marked-to-market daily and compared to collateral received. At December 31, 2005 and 2004, the fair value of securities on loan was $2.2 billion and $1.6 billion, respectively. CME’s policy allows lending of up to 70% of total securities available, which is an increase from 2004 when the policy allowed lending of up to 50% of total securities available. At December 31, 2005, the securities lending activity utilized some of the securities deposited by 17 clearing firms. At December 31, 2005 and 2004, securities available totaled $7.4 billion and $5.7 billion, respectively, and collateral from securities lending was held in the form of cash or invested in a bank money market mutual fund or overnight repurchase agreement. The average daily balance of securities on loan for the years ended December 31, 2005, 2004 and 2003 was $1.8 billion, $1.4 billion and $0.7 billion, respectively.

CME 2005 ANNUAL REPORT	63

4.	MARKETABLE SECURITIES

Marketable securities have been classified as available for sale. The amortized cost and fair value of marketable securities at December 31 were as follows:

	2005		2004
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury	$221,608	$218,238	$193,929	$192,198
U.S. Government agency	37,883	37,107	68,423	67,788
State and municipal	38,196	37,517	42,757	42,443

Total	$297,687	$292,862	$305,109	$302,429

Net unrealized gains (losses) on marketable securities classified as available for sale are reported as a component of comprehensive income and included in the accompanying consolidated statements of shareholders’ equity. The fair value and the duration of gross unrealized losses on marketable securities, with unrealized losses that are not deemed to be other-than-temporarily impaired, at December 31, 2005 and 2004 were as follows:

	2005
	Less Than 12 Months		12 Months or Greater		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$87,819	$302	$130,419	$3,068	$218,238	$3,370
U.S. Government agency	—	—	37,107	776	37,107	776
State and municipal	2,444	46	35,073	633	37,517	679

Total	$90,263	$348	$202,599	$4,477	$292,862	$4,825

	2004
	Less Than 12 Months		12 Months or Greater		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$174,704	$1,900	$—	$—	$174,704	$1,900
U.S. Government agency	67,788	634	—	—	67,788	634
State and municipal	38,461	322	1,410	2	39,871	324

Total	$280,953	$2,856	$1,410	$2	$282,363	$2,858

These unrealized losses were caused by increases in interest rates that occurred after the marketable securities were purchased. The company has the ability and intent to hold these marketable securities until a recovery of fair value, which may be maturity, and therefore does not consider these investments to be other-than-temporarily impaired at December 31, 2005 or 2004.

The amortized cost and fair value of marketable securities at December 31, 2005, by contractual maturity, were as follows:

(in thousands)	Amortized Cost	Fair Value
Maturity of one year or less	$65,168	$64,461
Maturity between one and five years	215,541	211,644
Maturity between five and ten years	8,883	8,811
Maturity of greater than ten years	8,095	7,946

Total	$297,687	$292,862

64	CME 2005 ANNUAL REPORT

In October 2005, CME approved the use of up to $100.0 million in U.S. Treasury securities as collateral in connection with its mutual offset agreement with Singapore Exchange Derivatives Trading Ltd. (SGX) (note 18). The company retains the earnings on the securities and may substitute these U.S. Treasury securities for letters of credit at its discretion. The fair value of these pledged securities, which mature in 2007, was $70.2 million at December 31, 2005. These pledged securities are included within marketable securities in the consolidated balance sheets.

5.	OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31:

(in thousands)	2005	2004
Prepaid maintenance agreements	$7,577	$4,779
Net deferred taxes	6,419	3,334
Refundable income taxes	5,810	—
Prepaid pension	5,500	3,611
Accrued interest receivable	4,695	2,800
Prepaid insurance	3,547	3,090
Due from broker for maturity of marketable security	2,009	—
Prepaid software agreements	1,607	—
Prepaid expenses	1,551	911
Other	954	434

Total	$39,669	$18,959

6.	PERFORMANCE BONDS AND SECURITY DEPOSITS

The exchange is a designated contract market for futures and options on futures contracts, and clears and guarantees the settlement of all contracts traded in its markets. In its guarantor role, the exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract, standing as an intermediary on every open futures and options on futures contract cleared. Additionally, CME began clearing CBOT products on November 13, 2003. CME acts as guarantor for products traded at the CBOT, but cleared by CME. For CBOT products cleared by CME, CME combines those positions with that clearing firm’s CME positions to create a single portfolio for which performance bond and security deposit requirements are calculated. To the extent that funds are not otherwise available to the exchange to satisfy an obligation under the applicable contract, CME bears counterparty credit risk in the event that future market movements create conditions that could lead to clearing firms failing to meet their obligations to the exchange. CME reduces its exposure through a risk management program that includes initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. Each clearing firm is required to deposit and maintain balances in the form of cash, U.S. Government securities, bank letters of credit or other approved investments to satisfy security deposit and performance bond requirements. All obligations and non-cash deposits are marked-to-market on a daily basis. Valuation calculations employ a factor, or haircut, that is applied to the current market prices of these obligations and non-cash deposits. These haircuts are applied for risk management purposes. Cash performance bonds and security deposits are included in the consolidated balance sheets, and these balances may fluctuate significantly over time due to the investment choices available to clearing firms and the change in the amount of deposits required.

Clearing firms, at their option, may instruct CME to invest cash on deposit in a portfolio of securities that is part of the IEF program. The first IEFs were organized in 1997 as two limited liability companies. Interest earned, net of expenses, is passed on to participating clearing firms. The principal of the first IEFs totaled $87.5 million at December 31, 2004 and was guaranteed by the exchange (note 9). Operation of the first IEFs was discontinued in the fourth quarter of 2005, at which time investments were liquidated, balances returned to participants and CME’s guarantee terminated. In 2001, IEF2 was organized. IEF2 offers clearing firms the opportunity to invest cash performance bonds and security deposits in shares of CME-approved

CME 2005 ANNUAL REPORT	65

money market mutual funds. Dividends earned on these shares, net of fees, are solely for the account of the clearing firm on whose behalf the shares were purchased. The principal of IEF2 is not guaranteed by the exchange. In the third quarter of 2003, IEF3 was organized. IEF3 offers clearing firms the opportunity to manage performance bond collateral by allowing firms to pledge securities, such as corporate notes and municipal bonds, to CME on an overnight basis in exchange for cash previously deposited. In the fourth quarter of 2003, CME organized the IEF4 program. Similar in nature to IEF3, IEF4 affords participating clearing firms the ability to pledge securities such as corporate notes and municipal bonds to CME, but under IEF4 the securities are under CME’s control until such time as CME releases them to the control of the pledging firm or until the securities mature. CME organized the IEF5 program in 2004. The IEF5 program allows participating clearing firms the ability to invest cash in an interest-bearing bank account, maintained at selected banks, in order to earn a cash benefit. As with IEF2, the principal of IEF3, IEF4, as well as the principal and accrued benefit of IEF5, is not guaranteed by CME. The total principal in all IEF programs was $19.6 billion at December 31, 2005 and $19.2 billion at December 31, 2004. The consolidated financial statements reflect earned management fees under the IEF programs of $8.6 million, $8.0 million and $6.2 million during 2005, 2004 and 2003, respectively. These fees are included in other revenues.

CME and the Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm’s positions in certain CME futures and options on futures are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC (note 18). Cross-margin cash, securities and letters of credit jointly held with OCC under the cross-margin agreement are reflected at 50% of the total, or CME’s proportionate share per that agreement. In addition, CME has cross-margin agreements with the LCH.Clearnet Group (LCH), the Fixed Income Clearing Corporation (FICC) and the New York Mercantile Exchange (NYMEX) whereby the clearing firms’ offsetting positions with CME and LCH, CME and FICC, or CME and NYMEX, as applicable, are subject to reduced performance bond requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, CME and FICC, or CME and NYMEX, as applicable, each clearing house may reduce that firm’s performance bond requirements.

Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or approved securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm’s outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing operating funds of the exchange in excess of amounts needed for normal operations (surplus funds). Surplus funds totaled $139.9 million at December 31, 2005.

The exchange maintains a secured line of credit with a consortium of banks to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary disruption with the domestic payments system that would delay payment of settlement variation between the exchange and its clearing firms (note 17). The line of credit totaled $750.0 million at December 31, 2005 and 2004. Clearing firm security deposits received in the form of U.S. Treasury or Government agency securities, or in money market mutual funds purchased through IEF2, as well as the performance bond assets of any firm that may default on its obligations to CME, can be used to collateralize the secured line of credit.

The exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, exchange rules require a segregation of all funds deposited by clearing firms from exchange operating funds.

Cash and securities held as performance bonds and security deposits at fair value at December 31 were as follows:

	2005		2004
(in thousands)	Cash	Securities and IEF Funds	Cash	Securities and IEF Funds
Performance bonds	$578,983	$45,809,757	$255,273	$43,442,645
Security deposits	12,557	1,236,229	11,920	1,008,897
Cross-margin arrangements	587	531,725	2,726	633,918

Total	$592,127	$47,577,711	$269,919	$45,085,460

66	CME 2005 ANNUAL REPORT

Cash performance bonds may include intraday settlement, if any, that is owed to clearing firms and paid the following business day. The balance of intraday settlements was $78.0 million at December 31, 2005 and $41.4 million at December 31, 2004. These amounts are invested on an overnight basis and are offset by an equal liability owed to other clearing firms.

On October 17, 2005, Refco Inc., the parent company of one of CME’s clearing firms, Refco LLC, filed for bankruptcy. This bankruptcy filing did not affect Refco LLC, the regulated futures entity within Refco Inc., and Refco LLC remained a clearing firm in good standing with CME. On November 25, 2005, substantially all of the assets and a portion of the liabilities of Refco LLC were sold to Man Financial Inc., another clearing firm of CME, pursuant to an order entered in the United States Bankruptcy Court for the Southern District of New York. Immediately following this transaction, Refco LLC filed for bankruptcy. At the date of the sale to Man Financial Inc., CME retained assets totaling $75.6 million to satisfy claims of the exchange, its clearing firms and members against Refco LLC. At December 31, 2005, security deposits included $71.7 million of these retained assets that were invested in U.S. Treasury securities and IEF2. In January 2006, $67.5 million of these assets were returned to the bankruptcy trustee on behalf of the Refco LLC estate. As of January 27, 2006, CME continued to hold $3.7 million while a determination is made on the outcome of the claims filed with the exchange that totaled this amount. Substantially all amounts owed by Refco LLC to CME were collected from these retained assets prior to year-end 2005. Any remaining balances owed were paid to CME before the return of the assets to the bankruptcy trustee.

In addition to cash and securities, irrevocable letters of credit may be used as performance bond deposits and security deposits. At December 31, these letters of credit, which are not included in the accompanying consolidated balance sheets, were as follows:

(in thousands)	2005	2004
Performance bonds	$605,945	$496,625
Security deposits	45,000	10,000
Cross-margin arrangements	18,500	164,250

Total Letters of Credit	$669,445	$670,875

All cash, securities and letters of credit are only available to meet the financial obligations of that clearing firm to the exchange.

7.	PROPERTY

A summary of the property accounts at December 31 is presented below:

(in thousands)	2005	2004
Furniture, fixtures and equipment	$197,121	$176,326
Leasehold improvements	135,727	129,713
Software and software development costs	114,024	91,962

Total property	446,872	398,001
Accumulated depreciation and amortization	(293,543)	(266,640)

Property, net	$153,329	$131,361

Included in property is equipment that was acquired through capital leases with a cost of $11.0 million and $11.7 million (and accumulated depreciation and amortization of $11.0 million and $11.1 million) at December 31, 2005 and 2004, respectively. Depreciation for these assets is included in depreciation and amortization expense. During 2004, the company repaid the remainder of its capitalized lease obligations. Therefore, there were no outstanding capital lease obligations as of December 31, 2005 and 2004.

CME 2005 ANNUAL REPORT	67

8.	OTHER ASSETS

Other assets consisted of the following at December 31:

(in thousands)	2005	2004
Non-qualified deferred compensation plans	$14,176	$11,654
Net deferred taxes	8,498	7,506
Intangible assets	4,803	4,505
Prepaid software agreements	2,135	—
Prepaid pension	789	—
Investment in OneChicago, LLC	126	1,918
Other	2,116	2,322

Total	$32,643	$27,905

Non-qualified plan assets consist primarily of trading securities held in connection with non-qualified deferred compensation plans (note 14). Investment income includes net realized and unrealized gains and losses as well as dividend income relating to the plans’ trading securities of $1.1 million, $1.0 million and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Intangible assets represent the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that developed technology to facilitate the trading of complex combinations and spreads typically used with options. CME acquired the assets of Liquidity Direct Technology, LLC in 2004. The cost of these intangible assets was $5.9 million and $4.9 million, respectively, at December 31, 2005 and 2004 (note 12). The accumulated amortization for these assets was $1.1 million and $0.4 million, respectively, at December 31, 2005 and 2004. The weighted average amortization period of these intangible assets is eight years.

As of December 31, 2005, CME owns approximately a 40% interest in the OneChicago, LLC joint venture and the investment is reflected in the consolidated financial statements using the equity method of accounting. The investment balance at December 31, 2005 represents CME’s total capital contribution of $14.5 million reduced by CME’s proportionate share of the joint venture’s net loss. The net loss is included in other revenues and totaled $2.6 million, $3.6 million and $5.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. CME provides certain communications and regulatory services to OneChicago, LLC, fees from which are included in other revenues, and earned $2.2 million, $2.7 million and $2.7 million in revenue for these services in 2005, 2004 and 2003, respectively.

9.	VARIABLE INTEREST ENTITIES

FIN No. 46(R), “Consolidation of Variable Interest Entities,” which superseded FIN No. 46, addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interests. CME evaluated its obligation with respect to the first IEFs and determined that they were variable interest entities and CME was the primary beneficiary. As a result, CME was required to consolidate the first IEFs for periods ending after December 15, 2003. CME elected to adopt the provisions of FIN No. 46 as of July 1, 2003, prior to the required effective date. FIN No. 46 was implemented on a prospective basis and did not result in any cumulative effect on the income statement. The effect of this consolidation, as a result of the adoption of FIN No. 46 and FIN No. 46(R), was an increase to both assets and liabilities of $87.5 million at December 31, 2004. There was no significant impact on revenues or expenses. Operation of the first IEFs was discontinued in the fourth quarter of 2005, at which time investments were liquidated, balances returned to participants and CME’s guarantee terminated.

OneChicago, LLC is also a variable interest entity. However, CME has concluded that it does not meet the consolidation requirements set forth in FIN No. 46(R).

68	CME 2005 ANNUAL REPORT

10.	INCOME TAXES

The provision for income taxes is composed of the following:

	YEAR ENDED DECEMBER 31
(in thousands)	2005	2004	2003
Current:
Federal	$166,575	$117,701	$65,064
State	38,192	26,137	15,619

Total	204,767	143,838	80,683

Deferred:
Federal	(1,974)	3,754	3,777
State	(1,271)	509	(467)

Total	(3,245)	4,263	3,310

Total Provision for Income Taxes	$201,522	$148,101	$83,993

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate is as follows:

	YEAR ENDED DECEMBER 31
	2005	2004	2003
Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.7	4.7	4.8
Federal tax-exempt interest income	(0.3)	(0.1)	—
Non-deductible expenses	0.1	0.4	0.4
Other, net	0.1	0.3	0.5

Effective Tax Rate	39.6%	40.3%	40.7%

CME 2005 ANNUAL REPORT	69

Net deferred tax assets are included in both other current assets and other assets. At December 31, the components of these deferred taxes were as follows:

(in thousands)	2005	2004
Current Deferred Tax Assets:
Stock-based compensation	$2,521	$636
Net unrealized losses on securities	1,918	1,085
Accrued expenses	1,796	1,301
Other	184	465

Subtotal	6,419	3,487
Valuation allowance	—	—

Current Deferred Tax Assets	6,419	3,487

Current Deferred Tax Liabilities:
Other	—	(153)

Current Deferred Tax Liabilities	—	(153)

Net Current Deferred Tax Assets	$6,419	$3,334

Non-Current Deferred Tax Assets:
Depreciation and amortization	$6,868	$5,977
Stock-based compensation	4,799	3,497
Deferred compensation	4,592	3,440
Long-term liabilities	246	—
Other	1,035	1,470

Subtotal	17,540	14,384
Valuation allowance	—	—

Non-Current Deferred Tax Assets	17,540	14,384

Non-Current Deferred Tax Liabilities:
Software development costs	(9,026)	(6,878)
Other	(16)	—

Non-Current Deferred Tax Liabilities	(9,042)	(6,878)

Net Non-Current Deferred Tax Assets	$8,498	$7,506

The company expects to realize the benefit of all deferred tax assets based on the expectation of future taxable income and, therefore, no valuation allowances have been established at December 31, 2005 or 2004.

11.	OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following at December 31:

(in thousands)	2005	2004
Accrued employee bonus	$29,413	$29,324
Accrued operating expenses	12,077	14,729
Accrued salaries and benefits	5,966	7,602
Accrued income taxes	2,593	4,579
Accrued fee adjustments	1,228	3,113
Unearned revenue	598	1,601
Other	1,479	1,205

Total	$53,354	$62,153

70	CME 2005 ANNUAL REPORT

12.	COMMITMENTS

Leases. CME has commitments under operating leases for certain facilities that are accounted for in accordance with SFAS No. 13, “Accounting for Leases.” Lease commitments for office space at the main location in Chicago expire in the year 2008, with annual minimum rentals ranging from $8.9 million to $9.5 million. CME leases trading facilities from the Chicago Mercantile Exchange Trust (CME Trust) through October 2009, with annual minimum rentals between approximately $0.7 million and $0.8 million, with options to extend the term of the lease through October 2012 and two successive seven-year extensions through October 2019 and October 2026. Minimum annual rent for these extensions begins at $0.7 million for the period from November 2009 through October 2012 and declines to $0.2 million for the last extension from November 2019 through October 2026. Additional rental expense is incurred in connection with these trading facilities based on annual open outcry trading volume. This expense totaled $0.6 million, $0.9 million and $1.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Currently, annual rent paid to CME Trust cannot exceed $2.0 million. The CME Trust is an entity that was established to provide financial assistance, on a discretionary basis, to customers of an exchange member who are threatened with financial loss related to futures transactions on the exchange as a result of the member’s insolvency or adverse financial condition. No outside parties, including CME, have any residual interest in the assets of CME Trust.

Leases for other locations where CME maintains offices expire at various times from 2009 to 2014 with annual minimum rentals that will not exceed $2.5 million in any year.

Total rental expense, including equipment rental, was $23.3 million in 2005, $22.5 million in 2004 and $21.0 million in 2003.

Commitments. Commitments include long-term liabilities (note 13) as well as contractual obligations that are non-cancelable. These contractual obligations totaled $56.2 million at December 31, 2005 and relate primarily to software licenses and maintenance as well as telecommunication services that are expensed as the related services are used.

Future minimum obligations under non-cancelable purchase obligations and operating leases in effect at December 31, 2005 are payable as follows:

(in thousands)	Purchase Obligations	Operating Leases
2006	$21,670	$12,996
2007	11,661	12,693
2008	4,932	12,162
2009	2,963	3,242
2010	2,459	2,407
Thereafter	12,489	7,465

Total Minimum Payments	$56,174	$50,965

Licensing Agreements. CME has licensing agreements relating to certain equity index products. The license agreement with Standard & Poor’s provides that the S&P 500 Index futures and options on futures will be exclusive through December 31, 2008, after which we will retain our exclusive rights through December 31, 2016 so long as certain requirements are met. The license agreement with The Nasdaq Stock Market, Inc. is exclusive with respect to futures and options on futures contracts based on certain NASDAQ indexes through October 9, 2007 with an automatic renewal until October 9, 2012.

Asset Purchase Agreement. In 2004, CME acquired the intellectual property and operating assets of Liquidity Direct Technology, LLC, a private trading technology firm that had developed technology to facilitate the trading of complex combinations and spreads typically used with options. The purchase agreement required an initial payment of $5.3 million with additional payments for a three-year period, not to exceed $16.8 million, based on revenue generated when this electronic platform was implemented. The platform was implemented in the third quarter of 2004 and additional payments and obligations totaled $1.1 million in 2005 and $0.1 million in 2004. These amounts are capitalized and amortized over the remaining life of the acquired assets.

CME 2005 ANNUAL REPORT	71

Wagner Patent Litigation. On August 26, 2002, a lawsuit with eSpeed, Inc. relating to the Wagner patent was settled for $15.0 million. The settlement required CME to make an initial $5.0 million payment in September 2002 and five subsequent annual payments of $2.0 million each beginning in August 2003. The present value of the settlement, or $13.7 million, was recognized as an expense in the third quarter of 2002. On December 23, 2002, CME signed an agreement to resolve an indemnification dispute with Euronext-Paris related to CME’s settlement of the Wagner patent litigation. Under the agreement, Euronext-Paris agreed to pay CME $7.5 million, one-half of CME’s settlement with eSpeed. CME recognized the present value of the entire $7.5 million settlement in the fourth quarter of 2002 as a reduction of the expense recognized in the third quarter of 2002. All payments from Euronext-Paris were received in 2003.

13.	OTHER LIABILITIES

Other liabilities consisted of the following at December 31:

(in thousands)	2005	2004
Non-qualified deferred compensation plans	$14,176	$11,654
Deferred rent	3,366	1,953
Litigation settlement payable	1,801	3,551
Unearned revenue	1,165	1,180
Other	275	908

Total	$20,783	$19,246

14.	EMPLOYEE BENEFIT PLANS

Pension Plan. The exchange maintains a non-contributory defined benefit cash balance pension plan for eligible employees. Employees who have completed a continuous 12-month period of employment and have reached the age of 21 are eligible to participate. The plan provides for an age-based contribution to the cash balance account and includes salary and cash bonuses in the definition of earnings. Participant cash balance accounts receive an interest credit equal to the greater of the one-year constant maturity yield for U.S. Treasury notes or 4%. Participants become vested in their accounts after five years. The measurement date used for the plan is December 31.

A reconciliation of beginning and ending balances of the projected benefit obligation, fair value of plan assets, the prepaid benefit and the components of pension expense are indicated below:

	YEAR ENDED DECEMBER 31
(in thousands)	2005	2004
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year	$35,450	$32,115
Service cost	4,960	4,149
Interest cost	2,344	2,064
Actuarial loss (gain)	2,960	(966)
Benefits paid	(1,612)	(1,912)

Projected Benefit Obligation at End of Year	$44,102	$35,450

72	CME 2005 ANNUAL REPORT

The accumulated benefit obligation at December 31, 2005 and 2004 was $34.0 million and $27.4 million, respectively.

(in thousands)	2005	2004	2003
Change in Plan Assets:
Fair value of plan assets at beginning of year	$36,712	$32,582	$22,148
Actual return on plan assets	2,043	3,542	4,958
Employer contribution	7,500	2,500	6,743
Benefits paid	(1,612)	(1,912)	(1,267)

Fair Value of Plan Assets at End of Year	$44,643	$36,712	$32,582

Funded Status at December 31:	$541	$1,262	$467
Unrecognized transition asset	—	—	(38)
Unrecognized prior service cost	57	63	44
Unrecognized net actuarial gain	5,691	2,286	4,490

Total Prepaid Benefit	$6,289	$3,611	$4,963

Components of Net Pension Expense:
Service cost	$4,960	$4,149	$3,645
Interest cost	2,344	2,064	1,953
Expected return on plan assets	(2,586)	(2,304)	(1,543)
Amortization of prior service cost	6	(19)	(44)
Amortization of transition asset	—	(38)	(74)
Recognized net actuarial gain	97	—	362

Net Pension Expense	$4,821	$3,852	$4,299

The assumptions used to determine end of year projected benefit obligation and net pension expense are indicated below:

	2005	2004
Assumptions Used to Determine End of Year Benefit Obligation:
Discount rate	5.50%	5.75%
Rate of compensation increase	5.00	5.00
Cash balance interest crediting rate	4.00	4.00

	2005	2004	2003
Assumptions Used to Determine Net Pension Expense:
Discount rate	5.75%	6.25%	6.75%
Rate of compensation increase	5.00	5.00	5.00
Expected return on plan assets	7.50	7.50	7.50
Interest crediting rate	4.00	4.25	6.00

The exchange utilized the assistance of the plan’s actuaries in determining the discount rate assumption used at December 31, 2005. The actuaries have developed an interest rate yield curve to enable companies to make judgments pursuant to Emerging Issues Task Force Topic No. D-36, “Selection of Discount Rates Used for Measuring Defined Benefit Pension Obligations and Obligations of Post Retirement Benefit Plans Other Than Pensions.” The yield curve is comprised of bonds with a rating of Aaa and Aa and maturities between zero and thirty years. The actuaries discounted the expected annual benefit cash flows for the exchange’s pension plan to develop a single-point discount rate by matching the plan’s expected payout structure to such yield curve.

The basis for determining the expected rate of return on plan assets is determined by three components: historical returns, industry peers and forecasted returns. The plan’s total return is expected to equal the composite performance of the security markets over the long term. The security markets are represented by the returns on various domestic and international stock and bond indexes. These returns are weighted according to the allocation of plan assets to each market and measured individually.

CME 2005 ANNUAL REPORT	73

The component of the investment policy for the plan that has the most significant impact on returns is the asset mix. The asset mix has a minimum and maximum range depending on asset class. The plan assets are diversified to minimize the risk of large losses by any one or more individual assets. Such diversification is accomplished, in part, through the selection of asset mix and investment management. The asset allocation for the plan, by asset category, at December 31, 2005 and 2004 was as follows: equity securities, 57%; debt securities, 38%; and other investments, 5%. The target allocation for the plan will remain unchanged in 2006.

The funding goal for CME is to have its pension plan 100% funded at each year-end on a projected benefit obligation basis, while also satisfying any minimum required and maximum deductible contribution requirements. Year-end 2005 assumptions have been used to project the liabilities and assets from December 31, 2005 to December 31, 2006. The result of this projection is that estimated liabilities would exceed the fair value of plan assets at December 31, 2006 by approximately $7.0 million. Accordingly, it is estimated that a $7.0 million contribution in 2006 will allow CME to meet its funding goal for the pension plan.

At December 31, 2005, anticipated benefit payments from the plan in future years are as follows (in thousands):

Year
2006	$2,611
2007	3,023
2008	3,466
2009	4,094
2010	4,665
2011 - 2015	29,332

Savings Plan. The exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to this plan. The exchange matches employee contributions up to 3% of the employee’s base salary and makes an additional discretionary contribution of up to 2% of base salary. Total expense for the savings plan amounted to $4.5 million, $4.4 million and $3.8 million in 2005, 2004 and 2003, respectively.

Non-qualified Plans. The following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf, are maintained by the exchange. Although not required to do so, the exchange invests such contributions in assets that mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the exchange and totaled $14.2 million and $11.7 million at December 31, 2005 and 2004, respectively. The investment results of these plans have no impact on net income as the investment results are recorded in equal amounts to both revenue and expense accounts.

Supplemental Plan—The exchange maintains a supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan was $0.7 million, $0.6 million and $0.7 million in 2005, 2004 and 2003, respectively.

Deferred Compensation Plan—A deferred compensation plan is maintained by the exchange, under which eligible officers and members of the Board of Directors may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Although the value of the plan is recorded as an asset in the consolidated balance sheets, there is an equal and offsetting liability.

Supplemental Executive Retirement Plan—The exchange maintains a defined contribution plan for senior officers. Under this plan, the exchange makes an annual contribution of a percentage of salary and bonus for eligible employees. Beginning in 2003, the contribution rate was 3%. Also, effective in 2003, contributions vest after five years of service from the officer’s date of hire. Contributions made from 1996 to 2002 are subject to a vesting schedule, under which each annual contribution begins to vest after three years and is fully vested after five years. Unvested contributions are returned to the exchange if a participant leaves the employment of the exchange. Total expense (credit) for the plan, reduced by any forfeitures, was $0.2 million, ($0.1) million and ($0.1) million in 2005, 2004 and 2003, respectively.

74	CME 2005 ANNUAL REPORT

15.	CAPITAL STOCK

Shares Outstanding. As of December 31, 2005, 34,544,719 shares of Class A common stock, 625 shares of Class B-1 common stock, 813 shares of Class B-2 common stock, 1,287 shares of Class B-3 common stock and 413 shares of Class B-4 common stock were issued and outstanding. CME Holdings has no shares of preferred stock issued and outstanding.

Associated Trading Rights. Each class of CME Holdings Class B common stock is associated with a membership in a specific division of the exchange. CME’s rules provide exchange members with trading rights and the ability to use or lease these trading rights. Trading rights are maintained at CME and are not part of or evidenced by the Class B common stock of CME Holdings. The Class B common stock of CME Holdings is intended only to ensure that the former Class B shareholders of CME retain rights with respect to representation on the Board of Directors and approval rights with respect to the core rights described below.

Transfer Restrictions. Each class of CME Holdings Class B common stock is subject to transfer restrictions contained in the Certificate of Incorporation of CME Holdings. These transfer restrictions prohibit the sale or transfer of any shares of Class B common stock separate from the sale of the associated trading rights.

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

Core Rights. Holders of Class B common shares have the right to approve changes in specified rights relating to the trading privileges associated with those shares. These core rights include allocation of products that a holder of trading rights is permitted to trade through the exchange; the trading floor access rights and privileges that a member has; the number of memberships in each membership class and the number of authorized and issued shares of Class B common stock associated with that class; and eligibility requirements to exercise trading rights associated with Class B shares. Votes on changes to these core rights are weighted by class. Each class of Class B common stock has the following number of votes on matters relating to core rights: Class B-1, six votes per share; Class B-2, two votes per share; Class B-3, one vote per share; and Class B-4, 1/6th of one vote per share. The approval of a majority of the votes cast by the holders of shares of Class B common stock is required in order to approve any changes to core rights. Holders of shares of Class A common stock do not have the right to vote on changes to core rights.

Dividends. Holders of Class A and Class B common stock of CME Holdings are entitled to receive proportionately such dividends, if any, as may be declared by the CME Holdings Board of Directors.

Ownership Requirements. Prior to October 1, 2004, each clearing firm was required to own 72,093 shares of Class A common stock in addition to Class B common stock of CME Holdings. Effective October 1, 2004, that Class A requirement was reduced to 30,000 shares for new clearing firms. Each of CME’s existing clearing firms was given the right to reduce its holdings ratably over a 12-month period. At December 31, 2005, the total Class A common stock held pursuant to this requirement was 2.4 million shares. Effective February 1, 2006, the Class A common stock requirement was further reduced to 15,000 shares for new clearing firms. Existing clearing firms have the right to reduce their holdings to this level ratably over a five-month period.

CME 2005 ANNUAL REPORT	75

Shareholder Rights Provisions. The Board of Directors of CME Holdings has adopted a plan creating rights that entitle CME Holdings’ shareholders to purchase shares of CME Holdings stock in the event that a third party initiates a transaction designed to take over the company. This rights plan is intended to encourage persons seeking to acquire control of CME Holdings to engage in arms-length negotiations with the Board of Directors and management. The rights are attached to all outstanding shares of CME Holdings common stock, and each right entitles the shareholder to purchase one one-thousandth of a share of Series A junior participating preferred stock. On October 24, 2005, the purchase price for each right was amended to $1,000 per unit from $105 per unit to help assure that the plan continues to serve the purpose for which it was initially adopted. The rights should not interfere with any merger or other business combination approved by the Board of Directors since the rights may be amended to permit such acquisition or redeemed by the Company under the terms of the plan. In the event the rights become exercisable, each holder of a right shall receive, upon exercise, Class A common stock having a value equal to two times the exercise price of the right.

Omnibus Stock Plan. CME Holdings has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. A total of 4.0 million Class A shares have been reserved for awards under the plan. Awards totaling 3.0 million shares have been granted and are outstanding or have been exercised under this plan at December 31, 2005 (note 16).

2005 Director Stock Plan. In April 2005, the shareholders of CME Holdings approved the 2005 Director Stock Plan under which non-executive directors are compensated with an annual stipend consisting of cash and stock. A total of 25,000 Class A shares have been reserved under this plan, and 2,233 shares were awarded in 2005 (note 16).

Employee Stock Purchase Plan. The shareholders of CME Holdings approved an Employee Stock Purchase Plan (ESPP) in April 2005. A total of 40,000 Class A shares have been reserved for under this plan, of which 1,124 shares were purchased by employees in 2005 (note 16).

16.	STOCK–BASED PAYMENTS

In 2000, the company established an Omnibus Stock Plan. The exchange has elected to account for stock-based payments under SFAS No. 123, “Accounting for Stock-Based Compensation.” As allowed by SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure,” at year-end 2002 the exchange adopted the fair value method for determining stock-based compensation expense and elected the retroactive restatement method.

Options granted in 2003 through 2005 vest over a five-year period, with 20% vesting one year after the grant date and on that same date in each of the following four years. The options have a 10-year term with an exercise price equal to the market price at the grant date.

The weighted average grant date fair value of options granted in 2005, 2004 and 2003 was $99.78, $44.78 and $17.92, respectively. The compensation expense for these options is recognized on an accelerated basis over the vesting period. Compensation expense was $11.5 million, $6.9 million and $0.9 million in 2005, 2004 and 2003, respectively. As provided in SFAS No. 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes method of valuation. The following assumptions were used for these grants:

	Year of Grant
	2005	2004	2003
Dividend yield	0.50 – 0.93%	0.46 – 1.10%	1.20 – 1.30%
Expected volatility	33.64 – 42.84%	29.40 – 36.40%	29.20 – 32.00%
Risk-free interest rate	3.90 – 4.44%	3.35 – 4.30%	2.52%
Expected life	6 – 6.5 years	6 years	6 years

76	CME 2005 ANNUAL REPORT

The following table summarizes stock option activity for the three-year period ended December 31, 2005:

	Employee Options		Former CEO Option
	Weighted Average Exercise Price	Number of Shares	Number of Shares
			Class A	Class B
Balance at December 31, 2002	$22.32	1,084,400	1,438,578	156
Granted	63.26	479,800	—	—
Exercised	22.01	(190,584)	(121,272)	(13)
Cancelled	42.71	(24,992)	(287,716)	(31)

Balance at December 31, 2003	36.56	1,348,624	1,029,590	112
Granted	125.20	338,400	—	—
Exercised	28.12	(217,380)	(823,139)	(44)
Cancelled	46.42	(122,852)	(206,451)	(68)

Balance at December 31, 2004	59.29	1,346,792	—	—
Granted	251.36	221,600	—	—
Exercised	34.34	(417,471)	—	—
Cancelled	88.10	(73,830)	—	—

Balance at December 31, 2005	$106.50	1,077,091	—	—

On February 7, 2000, an option was granted to the former President and Chief Executive Officer, James J. McNulty, to purchase 5% of the common stock of the company, as represented by an equivalent percentage of all Class A and Class B common stock issued at the date of demutualization. One-half of the option, or 2.5% of all common stock, had an aggregate exercise price of $21.8 million, which was estimated to be 2.5% of the fair value of the exchange at the grant date. Since demutualization had not been completed at the grant date, the fair value of CME was calculated based on the average value of all exchange memberships. The option for the remaining 2.5% of all common stock had an aggregate exercise price of $32.8 million, or 3.75% of the fair value of the exchange at the grant date. As a result of the reorganization into a holding company structure, the Class A share equivalents previously embedded in the Class B shares of CME were converted into Class A shares of CME Holdings. Since the stock option for the former CEO was for 5% of all classes of stock outstanding and additional Class A shares were issued in the reorganization, the total number of Class A shares in the former CEO’s option increased by 145,543 shares.

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

CME 2005 ANNUAL REPORT	77

The term of the option was 10 years. Under the option agreement, the exercise of the option could be settled with any combination of shares of Class A common stock or cash, at the discretion of the company. Although the option was for all classes of common stock outstanding, the former CEO could not elect to exercise the option for only certain classes of stock included in the option.

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

Total stock options for Class A common stock that are outstanding and the portion of each option that can be exercised at December 31, 2005 were as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$ 22.00	263,613	$22.00	5.4	263,613	$22.00
$ 35.00	9,750	35.00	6.9	6,350	35.00
$63.01 to $ 74.68	318,352	63.55	7.5	81,772	63.41
$84.37 to $ 223.99	275,076	128.07	8.5	36,516	127.60
$251.95 to $ 369.35	210,300	252.54	9.5	—	—

Total	1,077,091	$106.50	7.6	388,251	$40.87

Restricted stock has also been granted to employees. These grants generally have the same vesting provisions as stock options and the related compensation expense is recognized on an accelerated basis over the vesting period. The shares of restricted stock granted and the related compensation expense were as follows:

	Year of Grant
	2005	2004	2003
Shares granted	5,900	16,400	13,600
Total compensation expense (in millions)	$1.5	$1.9	$0.9
Weighted average grant date fair value	$249.98	$117.94	$63.70

In the second quarter of 2005, CME Holdings decreased the annual cash stipend of its non-executive members of the Board of Directors and added an equity component. The cash portion of the annual stipend is $17,500. Additionally, each non-executive director will receive an award of Class A common stock of 100 shares. Non-executive directors may also elect to receive some or all of the cash portion of their annual stipend in shares of stock based on the closing price at the date of distribution, up to a maximum of $17,500. As a result, CME Holdings issued 2,233 shares of Class A common stock to its non-executive directors under the 2005 Director Stock Plan. These shares are not subject to any vesting restrictions. Expense of $0.5 million related to this stock-based payment is amortized over the one-year service period.

78	CME 2005 ANNUAL REPORT

In addition, in the fourth quarter of 2005, the first ESPP purchase took place. Eligible employees may purchase shares of CME Holdings Class A common stock using after-tax payroll deductions made during consecutive offering periods of approximately a six month duration. Shares are purchased at the end of an offering period at a price of 90% of the closing price of the Class A common stock as reported on the New York Stock Exchange. Compensation expense is recognized on the date of purchase for the discount from the closing price. In 2005, a total of 1,124 shares of Class A common stock were issued to participating employees at a 10% discount. These shares are subject to a six month holding period. Expense of $41,509 for the purchase discount was recognized by CME on the date of the employees’ purchase.

17.	CREDIT FACILITY

On October 14, 2005, CME renewed its $750.0 million secured committed line of credit with a consortium of banks. The secured credit agreement, which expires on October 13, 2006, is collateralized by clearing firm security deposits held by the exchange in the form of U.S. Treasury or agency securities, security deposit funds in IEF2 and performance bond deposits of the defaulting firm, if any. The amount held as available security deposit collateral at December 31, 2005 was $1.2 billion. The line of credit can only be drawn on to the extent that it is collateralized. The facility, which has never been used other than a one day draw in 2004 for $10.0 million to ensure that the facility would operate as intended, may be utilized in certain situations, such as a temporary disruption of the domestic payments system that would delay settlement between the exchange and its clearing firms, or in the event of a clearing firm default. Under the terms of the credit agreement, there are a number of covenants with which the exchange must comply. Among these covenants, the exchange is required to submit quarterly reports to the participating banks and maintain at all times a consolidated tangible net worth of not less than $90.0 million. Interest on amounts borrowed before maturity is calculated at the U.S. federal funds rate plus 0.45% per annum and after maturity at the U.S. federal funds rate plus 2.40% per annum. Commitment fees for the line of credit were $0.5 million for each of the years ended December 31, 2005, 2004 and 2003. Effective with the 2005 renewal of the line of credit, CME has the option to request an increase in the facility from $750.0 million to $1.0 billion at the time of a draw. However, the agreement does not require the participating banks to comply with the request for an increase.

18.	CONTINGENCIES AND GUARANTEES

Legal Matters. On October 14, 2003, the U.S. Futures Exchange, L.L.C. and U.S. Exchange Holdings, Inc. (collectively, Eurex U.S.), filed suit against the CBOT and CME in the United States District Court for the District of Columbia. The suit alleges that the CBOT and CME violated the antitrust laws and tortiously interfered with the business relationship and contract between Eurex U.S. and The Clearing Corporation. Eurex U.S. is seeking a preliminary injunction and treble damages. On December 12, 2003, the CBOT and CME filed separate motions to dismiss or, in the event the motion to dismiss is denied, to move the venue to the United States District Court for Northern Illinois. On September 2, 2004, the judge granted the CBOT’s and CME’s motion to transfer venue to the Northern District of Illinois. In light of that decision, the judge did not rule on the motions to dismiss. On March 25, 2005, Eurex U.S. filed a second amended complaint in the United States District Court for the Northern District of Illinois. On June 6, 2005, CME and the CBOT filed a motion to dismiss the complaint. On August 25, 2005, the judge denied the joint CME/CBOT motion to dismiss. The parties are currently engaged in discovery. Based on its investigation to date and advice from outside legal counsel, CME believes this suit lacks factual or legal foundation and intends to vigorously defend itself against these charges.

In addition, the company is a defendant in, and has potential for, various other legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the company cannot be predicted with certainty, the company believes that the resolution of any of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

CME 2005 ANNUAL REPORT	79

Employment-Related Agreements. The exchange has employment agreements with Craig S. Donohue, Chief Executive Officer; Phupinder S. Gill, President and Chief Operating Officer; and John P. Davidson III, Managing Director and Chief Corporate Development Officer.

Mr. Donohue’s agreement is through December 31, 2006, subject to renewal by mutual written agreement of the parties. Effective January 1, 2004, Mr. Donohue’s annual base salary will not be less than $0.7 million. In the event of a termination without cause by CME, as defined in the agreement, Mr. Donohue is entitled to a one time lump sum severance payment equal to two times his base salary as of the date of termination for the remaining term of the agreement, if any, not to exceed 24 months of base salary.

Mr. Gill’s agreement, as extended, is through December 31, 2010, subject to renewal by mutual written agreement of the parties. Effective January 1, 2004, Mr. Gill’s annual base salary will not be less than $0.6 million. In the event of a termination without cause by CME, as defined in the agreement, Mr. Gill is entitled to a one time lump sum severance payment equal to two times his base salary as of the date of termination for the remaining term of the agreement, if any, not to exceed 24 months of base salary.

Mr. Davidson’s agreement is through February 6, 2009, subject to renewal by mutual agreement of the parties. Effective February 6, 2006, Mr. Davidson’s annual base salary will not be less than $0.6 million and his bonus for fiscal year 2006 will not be less than $0.4 million. CME has also agreed to pay Mr. Davidson a retention payment of $0.9 million payable in two installments on February 6, 2007 and February 6, 2008 provided Mr. Davidson has not voluntarily ended his employment with CME or been terminated for cause by CME, as defined in the agreement. In the event of a termination without cause by CME, as defined in the agreement, Mr. Davidson is entitled to a one time lump sum severance payment equal to two times his base salary as of the date of termination for the remaining term of the agreement, if any, not to exceed 24 months of base salary.

The employment agreements also provide that these executive officers are eligible to participate in CME’s benefit plans and programs.

Mutual Offset Agreement. This mutual offset agreement allows a clearing firm of either exchange to execute after-hours trades at the other exchange. When a clearing firm of CME executes an after-hours trade at SGX, the resulting trade is transferred from SGX to CME, and CME assumes the financial obligation to SGX for the transferred trade. A similar obligation occurs when a clearing firm of SGX executes a trade at CME. The net position of each exchange to the other is marked-to-market daily based on the settlement prices of the applicable exchange, and settlement is made between the exchanges in cash. Since settlement prices at each exchange may differ at the end of any given day and Singapore is 13 to 14 hours ahead of Chicago, there may be a difference between the two settlement amounts and there will be a difference in the timing of the settlement. To allow for adequate and timely funding of the settlement and in the unlikely event of a payment default by a clearing firm, CME and SGX each maintain collateral payable to the other exchange. At December 31, 2005, CME was contingently liable to SGX on irrevocable letters of credit totaling $109.0 million. In October 2005, CME approved the use of up to $100.0 million of CME-owned U.S. Treasury securities as performance bond collateral in connection with this mutual offset agreement. Prior to this time, CME maintained collateral only in the form of irrevocable letters of credit. Under the terms of this mutual offset agreement, CME can maintain collateral in the form of U.S. Treasury securities or irrevocable letters of credit. Regardless of the collateral, CME guarantees all cleared transactions submitted through SGX and would initiate procedures designed to satisfy these financial obligations in the event of a default, such as the use of security deposits and performance bonds of the defaulting clearing firm.

80	CME 2005 ANNUAL REPORT

Cross-Margin Agreements. CME and OCC have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm’s positions in certain CME futures and options on futures contracts are combined with certain positions cleared by OCC for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by CME and OCC. If a participating firm defaults, the gain or loss on the liquidation of the firm’s open position and the proceeds from the liquidation of the cross-margin account are split 50% each to CME and OCC.

A cross-margin agreement with LCH became effective in March 2000, whereby clearing firms’ offsetting positions with CME and LCH are subject to reduced margin requirements. Similar cross-margin agreements with FICC and NYMEX became effective in April 2002 and June 2002, respectively, whereby clearing firms’ offsetting positions with CME and FICC or CME and NYMEX are subject to reduced margin requirements. Clearing firms maintain separate performance bond deposits with each clearing house, but depending on the net offsetting positions between CME and LCH, CME and FICC, or CME and NYMEX, as applicable, each clearing house may reduce the firm’s performance bond requirement. In the event of a firm default, the total liquidation net gain or loss on the firm’s offsetting open positions and the proceeds from the liquidation of the performance bond collateral held by each clearing house’s supporting offsetting positions are split evenly between CME and LCH, CME and FICC, or CME and NYMEX, as applicable.

Additionally, for the LCH, the FICC, and the NYMEX cross-margin agreements, if, after liquidation of all the positions and collateral of the defaulting firm at each respective clearing organization, and taking into account any cross-margining loss sharing payments, any of the participating clearing organizations has a remaining liquidating surplus, and any other participating clearing organization has a remaining liquidating deficit, any additional surplus from the liquidation will be shared with the other clearing houses to the extent that they have a remaining liquidating deficit. Any remaining surplus funds will be passed to the bankruptcy trustee.

GFX Letter of Credit. CME guarantees a $5.0 million standby letter of credit for GFX. The beneficiary of the letter of credit is the clearing firm that is used by GFX to execute and maintain its futures positions. The letter of credit will be drawn on in the event that GFX defaults in meeting requirements to its clearing firm. Per exchange requirements, GFX is required to place performance bond deposits with its clearing firm. In the unlikely event of a payment default by GFX, GFX’s performance bond would first be used to cover the deficit. If this amount is not sufficient, the letter of credit would be used and finally, CME would guarantee the remaining deficit, if any.

Intellectual Property Indemnifications. Some agreements with customers accessing CME Globex and utilizing market data services and CME SPAN software contain indemnifications from intellectual property claims that may be made against them as a result of their use of these products. The potential future claims relating to these indemnifications cannot be estimated and, therefore, in accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others,” no liability has been recorded.

19.	GFX DERIVATIVES TRANSACTIONS

GFX Corporation engages primarily in the purchase and sale of CME foreign exchange futures contracts. GFX posts bids and offers in these products on the CME Globex electronic trading platform to maintain a market and promote additional liquidity in these products. GFX limits risk from these transactions through offsetting transactions using futures contracts or spot foreign exchange transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing firm. Any residual open positions are marked-to-market on a daily basis and all net realized and unrealized gains and losses are included in other revenues in the accompanying consolidated statements of income. Net trading gains totaled $7.6 million in 2005, $7.7 million in 2004 and $6.8 million in 2003. At December 31, 2005, futures positions held by GFX had a notional value of $106.6 million, offset by a similar amount of spot foreign exchange positions, resulting in a zero net position.

CME 2005 ANNUAL REPORT	81

20.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of all classes of common stock outstanding each year. Diluted earnings per share reflects the increase in shares using the treasury stock method to reflect the impact of an equivalent number of shares of common stock if stock options and restricted stock awards were exercised or converted into common stock. The option granted to the former CEO was fully exercised as of June 2004. Prior to that date, the dilutive effect of this option was calculated as if the entire option, including the Class A share and Class B share portions of the option, was satisfied through the issuance of Class A shares. The diluted weighted average number of common shares outstanding at December 31, 2005 excludes the incremental effect related to 748 outstanding stock options that would be anti-dilutive.

	YEAR ENDED DECEMBER 31
(in thousands, except per share data)	2005	2004	2003
Net Income	$306,857	$219,555	$122,132

Weighted Average Common Shares Outstanding:
Basic	34,315	33,545	32,691
Effect of stock options	509	840	1,211
Effect of restricted stock grants	15	26	33

Diluted	34,839	34,411	33,935

Earnings per Share:
Basic	$8.94	$6.55	$3.74
Diluted	8.81	6.38	3.60

82	CME 2005 ANNUAL REPORT

21.	QUARTERLY INFORMATION (UNAUDITED)

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2005:
Net revenues	$214,190	$239,121	$234,311	$232,896	$920,518
Income before income taxes	118,142	136,204	128,291	125,742	508,379
Net income	70,885	82,226	77,466	76,280	306,857
Earnings per share:
Basic	$2.07	$2.40	$2.25	$2.21	$8.94
Diluted	2.04	2.36	2.22	2.18	8.81
Year Ended December 31, 2004:
Net revenues	$166,372	$187,001	$192,389	$188,027	$733,789
Income before income taxes	77,412	96,274	99,879	94,091	367,656
Net income	46,060	57,283	59,428	56,784	219,555
Earnings per share:
Basic	$1.40	$1.72	$1.75	$1.67	$6.55
Diluted	1.35	1.66	1.72	1.64	6.38

CME 2005 ANNUAL REPORT	83

Share Information

Class A Common Stock

Our Class A common stock is listed on the New York Stock Exchange and The Nasdaq National Market under the ticker symbol “CME.” As of February 10, 2006, there were 498 holders of record of our Class A Common Stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on a quarterly basis, as reported on the New York Stock Exchange.

2005	High	Low
First Quarter	$229.50	$183.50
Second Quarter	307.75	163.80
Third Quarter	340.00	264.13
Fourth Quarter	396.90	287.05

2004	High	Low
First Quarter	$99.74	$72.50
Second Quarter	144.85	96.51
Third Quarter	162.55	116.61
Fourth Quarter	229.67	161.00

Class B Common Stock

Our Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of our Class B common stock is associated with a membership in a specific division of the exchange. CME’s rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are CME (Chicago Mercantile Exchange), IMM (International Monetary Market), IOM (Index and Option Market) and GEM (Growth and Emerging Markets).

Class B shares and the associated trading rights are bought and sold through our Shareholder Relations and Membership Services Department. In addition, trading rights may be leased through the department. Trading rights sales are reported on our Web site at www.cme.com. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separately from the associated trading rights, would be determined by the value of our Class A common stock. As of February 10, 2006, there were 1,967 holders of record of our Class B common stock.

Dividends

The following table sets forth the dividends we paid on our Class A and Class B common stock in the last two years:

Record Date	Dividend per Share
March 10, 2005	$0.46
June 10, 2005	0.46
September 9, 2005	0.46
December 9, 2005	0.46

Record Date	Dividend per Share
March 10, 2004	$0.26
June 10, 2004	0.26
September 10, 2004	0.26
December 10, 2004	0.26

We intend to pay regular quarterly dividends to our shareholders. The decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our board of directors deems relevant. Our existing credit facility as well as future credit facilities, other future debt obligations and statutory provisions may limit our ability to pay dividends. On February 1, 2006, the board of directors declared a regular quarterly dividend of $0.63 per share, representing a 37 percent increase over the prior quarter, to be paid on March 27, 2006, to shareholders of record on March 10, 2006.

CME 2005 ANNUAL REPORT	89